As filed with the Securities and Exchange Commission on May 31, 2017

Registration Number 333-217447

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DOLE FOOD COMPANY, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	0100	99-0035300
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Dole Drive

Westlake Village, California 91362

(818) 879-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Johan Lindén, President and Chief Executive Officer

Jared R. Gale, Vice President, General Counsel and Corporate Secretary

Dole Food Company, Inc.

One Dole Drive

Westlake Village, California 91362

(818) 879-6600

(Name, address and telephone number, including area code, of agent for service)

Copies to:

Jonathan K. Layne Peter W. Wardle Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8500	Kenneth N. Shelton T. Clark Fitzgerald III Wombly Carlyle Sandridge & Rice LLP 2530 Meridian Parkway Suite 400 Durham, North Carolina 27713 (919) 484-2300	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

As soon as practicable after this Registration Statement becomes effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value . . . . . . . . . . . ..	$100,000,000	$11,590

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with to Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes offering price of additional shares that the underwriters have the option to purchase. See “Underwriters.”
(3)	$11,590 previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2017.

             Shares

DOLE FOOD COMPANY, INC.

Common Stock

This is an initial public offering of common stock of Dole Food Company, Inc. We are offering                      shares of common stock. Prior to this offering, there has been no public market for our common stock since 2013. It is currently estimated that the initial public offering price per share will be between $             and $            .

We intend to apply to have our common stock listed on                      under the symbol “              ”.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us, before expenses
Per share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters.”

We have granted to the underwriters an option to purchase up to                 additional shares of common stock.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2017.

Morgan Stanley	BofA Merrill Lynch	Deutsche Bank Securities

RBC Capital Markets
Stephens Inc.		William Blair

                    , 2017.

Dole®

“We have built this company on quality, and quality, and quality”

-James Dole, 1901

Fresh
Vegetables

Dole
CHOPPED!
Salad Kit
SESAME ASIAN

Dole
ORGANIC
Spring Mix

Dole
ARTICHOKE

Dole
STRAWBERRIES
FRAISES

Convenience
Dole
BABY SPINACH
Health and Longevity
Dole
Corporate Responsibility
Sustainability

Water Management
Carbon Management
Soil Management
Waste Management

Fresh Vegetable
Dole CHOPPED
Salad Kit
Dole Organic
Dole ARTICHOKE
Dole STRAWBERRIES FRAISES
Health and Longevity
Convenience
Dole
Corporate Responsibility Sustainability
Water Management
Solid Management
Carbon Management
Waste Management

Fresh Fruits
Dole
Dole
Dole
Dole

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) authorized anyone to provide you with additional or different information. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET SHARE, RANKING AND SIMILAR INFORMATION

The market share, ranking and other information contained in this prospectus is based either on our own estimates, independent industry publications, reports by market research firms or other published independent sources. In each case, we believe that they are reasonable estimates. Market share information is subject to changes, however, and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share. In addition, customer preferences can and do change, and the definition of the relevant market is a matter of judgment and analysis. As a result, you should be aware that market share, ranking and other similar information set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable. Market share data for both our fresh fruits and fresh vegetables businesses is based on unit sales. In this prospectus, when we refer to “IPSOS,” we are referring to an online survey conducted in November 2016 by major global research company, IPSOS (through IPSOS Germany), which surveyed approximately 1,000 respondents aged 18-75 years, representative for the U.S. population in private households. In addition, in this prospectus, when we refer to market share for conventional and organic bananas and pineapples in North America and Europe, we are referring to market share for Latin American-sourced conventional and organic bananas and pineapples in such regions.

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TRADEMARKS

This prospectus includes our trademarks, such as DOLE®, which are protected under applicable intellectual property laws and are the property of Dole Food Company, Inc., or its subsidiaries. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

BASIS OF PRESENTATION

References in this prospectus to “Dole,” “the Company,” “we,” “us” or “our” refer to Dole Food Company, Inc. and its consolidated subsidiaries, unless the context requires otherwise.  As used in this prospectus, the terms “fiscal,” “fiscal year” and “fiscal year ended” refer to our fiscal year, which ends on the Saturday closest to December 31.

The fiscal years 2016, 2015 and 2014 ended on December 31, 2016, January 2, 2016 and January 3, 2015, respectively. The Company operates under a 52/53 week year.  Fiscal 2014 was a 53-week year.  Fiscal 2016 and 2015 were both 52-week years. The quarters ended March 25, 2017 and March 26, 2016 were twelve weeks in duration.

NON-GAAP FINANCIAL MEASURES

In addition to our results under generally accepted accounting principles in the United States, or GAAP, in this prospectus we also present EBIT before discontinued operations and Adjusted EBITDA, which are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. EBIT before discontinued operations is calculated from net income (loss) by adding the loss or subtracting the income from discontinued operations, net of income taxes, adding interest expense from continuing operations and subtracting the income tax benefit or adding the income tax expense from continuing operations. Adjusted EBITDA is calculated from EBIT before discontinued operations by: (1) adding depreciation and amortization; (2) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (3) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated intercompany borrowings; (4) adding converted share-based award compensation and certain long-term incentive plans expense; (5) adding charges for restructuring; (6) subtracting the gain on asset sales; (7) adding merger transaction, litigation settlement and other related costs; (8) adding the impact of acquisition accounting; (9) adding refinancing charges; and (10) adding packaged salads recall costs.

EBIT before discontinued operations and Adjusted EBITDA are presented in this prospectus because they are important metrics used by management as one of the means by which we assess our financial performance. These measures are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBIT before discontinued operations and Adjusted EBITDA as supplements to GAAP measures of performance to evaluate the effectiveness of our business strategies and to compare our performance relative to our peers. These measures, when used in conjunction with related GAAP financial measures, provide investors with additional financial analytical framework which management uses, in addition to historical operating results, as the basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing our company and its results of operations.

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However, EBIT before discontinued operations and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss) attributable to Dole Food Company, Inc., net income (loss), income (loss) from continuing operations or any other performance measures derived in accordance with GAAP.  Additionally, EBIT before discontinued operations and Adjusted EBITDA are not intended to be liquidity measures because of certain limitations such as:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect cash requirements for such replacements.

Because of these limitations, EBIT before discontinued operations and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business.

Further, EBIT before discontinued operations and Adjusted EBITDA as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included EBIT before discontinued operations and Adjusted EBITDA herein because management believes that EBIT before discontinued operations and Adjusted EBITDA are useful performance measures for us.  These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results or cash flows as reported under GAAP.

In calculating these non-GAAP financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to be inaccurate.  In addition, in evaluating our non-GAAP financial measures, you should be aware that we may, in the future, incur expenses that are the same as or similar to those eliminated or adjusted for in this presentation.  Our presentation of these non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any such adjustments. The non-GAAP information in this prospectus should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.  A reconciliation of these non-GAAP measures to net income (loss), the most directly comparable measure calculated in accordance with GAAP, is set forth in “Summary—Summary Historical Consolidated Financial Information.”

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before buying shares in this offering.  You should read the entire prospectus carefully, especially the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

OUR COMPANY

Founded in 1851, Dole Food Company is one of the world’s leading producers, marketers and distributors of fresh fruit and fresh vegetables. We provide retail, wholesale and foodservice customers around the world with a diverse portfolio of the finest, high-quality fresh fruit and vegetable products bearing the DOLE brand and other brands.  Our most significant products hold leading market share positions in their respective markets. We are one of the world’s largest producers of bananas and pineapples, and a leader in other fresh fruit, value-added and fresh-packed vegetables, and berries. We sell and distribute our fruit and vegetable products throughout our network in North America, Europe, Latin America, South Africa and Dubai. We believe our brand has global appeal, as we offer products that provide value and convenience, and align strongly with the growing emphasis on maintaining a healthy, balanced lifestyle.

The DOLE brand is one of the most recognized brands for fresh fruit in the United States, as evidenced by our 63% unaided consumer brand awareness—25% higher than that of our closest competitor, according to a survey conducted in 2016 by major global research company IPSOS. In a recent survey conducted by Reputation Institute measuring the reputation of approximately 800 companies in the United States, DOLE ranked as the highest fresh food brand and was the 18th most reputable brand overall. We believe that consumers and retailers around the world both recognize and associate the DOLE brand with premium food products, which enables us to enter new markets and attract customers, and contributes significantly to maintaining our leading positions in the markets that we serve.

We have built an integrated supply chain and operating platform by owning farmland, manufacturing plants, pack houses, ships, containers and port and research facilities. As of March 25, 2017, we owned and operated approximately 124,000 acres of farms and other land holdings around the world, including approximately 14,800 acres of actively marketed idle land for sale in Oahu, Hawaii. In addition, we own a fleet of 15 refrigerated ships, 13 of which are dedicated to our operations, operate approximately 15,600 refrigerated containers and utilize six salad manufacturing plants. Our iconic brand, commitment to product quality, sustainability, food safety, nutrition education, customer service and consumer marketing programs, while maintaining competitive pricing, enhances our position within the fresh food industry. We believe that our infrastructure, combined with our market-leading logistics and distribution management capabilities, allows us to grow, source, process and distribute the highest quality and freshest products worldwide.

We believe our leading brand position and integrated supply chain create a reliable business model that will deliver consistent, strong financial results. For fiscal 2016, we had revenue of approximately $4.51 billion, operating income of approximately $21.4 million, a net loss of $23.0 million and Adjusted EBITDA of approximately $215.6 million. For additional information regarding Adjusted EBITDA, including a reconciliation to net loss, see “Non-GAAP Financial Measures” and “—Summary Historical Consolidated Financial Information.”

TRANSFORMATION SINCE PRIVATIZATION

Dole was taken private by Mr. David H. Murdock in November 2013. Since going private, we have undertaken significant cost savings measures and divestment of non-core assets.  We have also made significant improvements across our global supply chain, particularly in the form of farm acquisitions and the delivery of three new West Coast vessels.

The acquired farms have increased our owned acreage by approximately 20%—primarily in Latin America. This increase in company-produced volume has helped us to improve our negotiating position with our independent growers. In addition, the new acquisitions have added to our overall product diversification strategy, as they include organic pineapple farms in Costa Rica and a diversified fresh fruit farm in Chile.

Since going private, we have successfully brought three new West Coast vessels on-line, which increased our capacity and market share and minimized our shipping costs.  By maintaining control of the supply chain, we are better equipped to protect Dole products from handling damage, maintain optimal shipping temperatures and better control the timing of our product distribution, allowing us to consistently provide the finest, high-quality fresh fruit and vegetable products to our retail, wholesale and foodservice customers around the world.

These investments have been critical in preparing us to withstand market turbulences and headwinds, optimizing our competitive position within the industry. In addition to these investments, we have also undertaken cost savings measures to rationalize product costs as well as Selling, Marketing, and General and Administrative Expenses, or SMG&A. We have also strategically divested, and continue to divest, non-core assets, such as idle land in Hawaii and our Swedish fresh fruit procurement and distribution operation, to right-size our operations and eliminate assets not essential to our business. These investments and cost savings measures have transformed our financial position, resulting in an increase in Adjusted EBITDA of $109.9 million in three years from $105.7 million in fiscal 2013 to $215.6 million in fiscal 2016. For additional information regarding Adjusted EBITDA, including a reconciliation to net loss, see “Non-GAAP Financial Measures” and “—Summary Historical Consolidated Financial Information.”  Our results in fiscal 2015 and 2016 were, however, negatively impacted by costs related to the going private transaction and related litigation, including with respect to the federal securities litigation discussed below, such as legal fees and settlement costs.

The going private transaction and certain disclosures made prior to completion of the transaction are the subject of pending federal securities litigation.  We agreed to settle this litigation on January 9, 2017 for $74 million pursuant to a Stipulation and Agreement of Settlement and paid this amount in full on March 31, 2017 and April 9, 2017. The settlement has been preliminarily approved by the court, but remains subject to final court approval at a settlement hearing scheduled for July 2017.  See “Business—Legal Proceedings—Merger-Related Litigation.”

OUR MARKET OPPORTUNITY

The combined U.S. and European market for fresh fruit and vegetables is approximately $392 billion, with just over $115.0 billion and $277.0 billion in sales in 2013 in the United States and Europe, respectively, according to MarketLine research report published in 2015. The worldwide fresh produce industry exhibits consistent underlying demand and favorable growth dynamics. In recent years, the U.S. fresh produce market has increased faster than the rate of population growth, supported by ongoing trends, including greater consumer demand for healthy, fresh and convenient foods and greater emphasis among retailers on fresh produce as a differentiating factor in attracting customers. Internationally, we believe there are significant opportunities, particularly in developing markets where annual per capita consumption of fruit and vegetables currently lags behind that of the developed world.

Health-conscious consumers are driving much of the growth in demand for fresh produce.  Over the past several decades, the benefits of natural, preservative-free foods have become a significant element of the public focus on health and nutrition, as evidenced by the expected 13% annual growth rate in the global organic food market, according to TechSci Research.  As a result, consumption of fresh fruit and vegetables has increased in the United States and Western Europe, according to Euromonitor International. In addition, demand for fresh produce is aided by favorable demographic trends such as rising income levels and an aging population. In the United States, growth in Hispanic and Asian-American population segments, both of which spend more than the overall U.S. average on fresh produce, is also driving growth.

As food retailers seek to differentiate themselves within a competitive industry, they have sought to increase profits by focusing on higher growth fresh produce categories and value-added products, which generally have higher margins and are forecasted to grow at an annual rate of 4.5% according to Nielsen.  We believe that we can capitalize on this trend by introducing new and innovative products in our fresh produce and value-added lines.

Consumers are increasingly demanding products produced in a sustainable and responsible manner. We are committed to continually improving our agricultural practices and delivering more sustainable products to the market. Our policies, practices and their effective implementation in our operations have been recognized by multiple third-party certifications, such as Rainforest Alliance, Fairtrade and GLOBALG.A.P. We maintain a culture of transparency and believe that customers’ demand for increasingly sustainable products, coupled with our leading industry position in sustainability best practices and research, further drive our ability to capture market share and drive higher margins.

OUR COMPETITIVE STRENGTHS

Our competitive strengths have contributed to our strong historical operating performance, and we believe they will enable us to capitalize on future growth opportunities. Our competitive strengths are:

Industry-Leading Company with Iconic Brand. The DOLE brand is one of the most recognized brands for fresh fruit in the United States, as evidenced by our 63% unaided consumer brand awareness—25% higher than that of our closest competitor, according to a survey conducted in 2016 by major global research company IPSOS. In a recent survey conducted by Reputation Institute measuring the reputation of approximately 800 companies in the United States, DOLE ranked as the highest fresh food brand and was the 18th most reputable brand overall. Our most significant products hold leading market shares in their respective markets.  For example, we are the market share leader for conventional and organic bananas in North America and hold the number three market share position for bananas in Europe.  Additionally, we hold the number two market share position for pineapple in North America and the number three market share position for pineapples in Europe. Through our global marketing efforts, we believe we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality, strongly recognized in supermarkets around the world. We believe that consumers and retailers recognize and associate the DOLE brand with premium food products, which enables us to enter new markets and attract customers, and contributes significantly to maintaining our leading positions in the markets that we serve.

Highly Diversified Product Offering, Sourcing and Customer Base. We offer over 180 products grown and sourced from approximately 20 countries in various regions, which are distributed and marketed to over 75 countries.  Our diverse product offering allows us to reach a broad retail and consumer base while mitigating adverse market conditions associated with any single product. We are similarly not dependent on any one geography or grower for the sourcing of our products, which reduces our risk from exposure to natural disasters and political disruptions in any one particular country, while allowing access to the highest quality products. In fiscal 2016, no third-party grower represents more than 10% of our sourced banana and pineapple volume. Our largest customers are leading retail, wholesale and foodservice customers in North America and Europe, none of which contributed more than 10% of total sales in fiscal 2016. We believe our worldwide customer base allows us to reach a broad consumer base, limits potential exposures to adverse economic conditions in any given region or country, and allows us to develop strong relationships with domestic and international retailers who benefit from our scale, capabilities and infrastructure.

Vertically Integrated Supply Chain and Asset Base Enabling Low Cost Production. Our production, processing, transportation and distribution infrastructure enables us to consistently and efficiently deliver the finest, high-quality fresh fruit and vegetable products to our customers. Our quality starts on the farm, where we own or lease approximately 150,000 acres of land around the world. This investment in land provides us with production diversity and capacity, and an improved negotiating position with our independent growers. The quality of our product is protected throughout our farm-to-customer supply chain, which is integral to our products’ quality and shelf life. Our robust, integrated supply chain differentiates us from independent growers who cannot readily supply high-quality fresh produce on a global scale, as demanded by our global customer base.  Furthermore, our supply chain and global sourcing network enables us to be a low-cost producer in many of our major product lines. Over the last several years, we have undertaken various initiatives to achieve and maintain this low-cost position, including investing in manufacturing facilities as well as in farms, and leveraging our extensive logistics infrastructure more efficiently. We intend to maintain these low-cost positions through a continued focus on operating efficiency. The investments in our infrastructure, market-leading logistics and distribution management capabilities allow us to act as a preferred fresh fruit and vegetable provider to leading retail, wholesale and foodservice customers around the world by ensuring competitively priced products delivered with the highest levels of service and quality.

Leader in Corporate Sustainability and Responsibility. We place great emphasis on corporate social responsibility in the form of providing education, workers programs and health & wellness programs for our employees and independent growers in certain regions where we do business. We believe these initiatives ultimately improve performance of our employees and independent growers. We believe that we are also at the forefront of responsible and sustainable production practices. Our focus on sustainability benefits our owned resources and is an increasing area of focus for consumers and therefore also for our customers. Additionally, these practices align with our organic offerings and have contributed to our leading positions in organic bananas and pineapples. We have been recognized by several third-party certifications, such as the Rainforest Alliance, Fairtrade and GLOBALG.A.P., for our leading sustainability practices. Ultimately, we believe being a leader in corporate sustainability and responsibility, or CSR, is a major competitive differentiator that resonates strongly with consumers and will help us attract new customers and increase our leading market share with our existing customers.

Strong Management Team. Our inspiration and vision comes from Mr. Murdock, who has been at the forefront of Dole and the fresh produce industry for over 30 years. Our day-to-day operations are led by President and Chief Executive Officer Johan Lindén and Chief Financial Officer Johan Malmqvist, each of whom has a track record of success with Dole and other leading organizations. Johan Lindén has been with Dole for over 16 years and, prior to his promotion, was instrumental to the growth and success of Dole Europe, where he served in various roles, including most recently as President. Johan Malmqvist joined Dole in 2014 from Perstorp Holding AB, where he served as CFO, and has effectively enacted and implemented financial policies contributing to the Company’s transformation since its privatization. The leaders of our primary operating businesses, Renato Acuña, Tim Stejskal and Francisco Chacon, have an average tenure with Dole of over 23 years and are industry leaders in their respective product categories. The remainder of the senior management team has extensive experience both with Dole and within the fresh produce industry, with an average tenure at Dole of over 14 years. Collectively, the senior management team has successfully delivered strong operating and financial results through disciplined execution and implementation of Mr. Murdock’s vision. We believe our management team is a key driver of our success and positions us well for long-term growth.

OUR STRATEGY

Our mission is to provide the finest, high-quality fresh fruit and vegetable products to our customers, and to be a produce industry leader in health, nutrition education and research. We believe we can best achieve our mission by implementing the following strategy:

Focus on Innovation to Enhance Our Diverse Product Offering and Leading Market Position. We remain focused on the expansion of our product portfolio, our customer base and our positions within the markets we serve. We introduced 16 new value-added products in fiscal 2016 and recently introduced GO BERRIES!TM, a new berries product that enhances convenience through innovative, patent pending packaging design. We believe that our continued focus on product innovation and diversification will enable us to capitalize on emerging consumer trends and expand our leadership position within the industry. It will also prevent reliance on a single product, region, grower or customer, and enable us to continue delivering the finest, high-quality fresh fruit and vegetable products to our customers and consumers worldwide. We are committed to our organic programs, for both pineapples and bananas, which add to our product diversification, strengthen customer relationships and serve as a competitive differentiator. For our diversified fruit category, we will continue diversifying our product portfolio by expanding our sourcing footprint, enabling us to effectively service markets with counter-seasonal growing operations. For our value-added vegetables category, which is one of the top growing categories in the produce industry, we intend to remain focused on both the diversification of our product portfolio and our market position by remaining on the cutting edge of product innovation. We believe our ability to meet the changing needs of both our customers and consumers will be a continued source of growth.

Leverage our Integrated Supply Chain. We are integrated and maintain control of our products from the farm to our customers. We own farmland, manufacturing plants, ships, containers and port and research facilities. Over the past few years, we have made considerable investments in new farms, equipment and vessels. These investments have enabled lower-cost production and more efficient delivery of our fresh, high-quality products. Our recent farm purchases give us more control over supply and less reliance on independent growers, providing pricing leverage and limiting exposure to the spot market. A number of these purchases will reach their full potential over the next few years, as we bring our operating technologies fully to bear and certain replantings reach full maturity, which will optimize yield at the lowest level of operating cost. Our investments in our industry-leading shipping fleet provide us complete control over the handling and delivery of our key products. Controlling the shipping process allows us to ensure that our products reach the market at the peak of freshness and quality. We believe that this level of control of our supply chain is a distinct competitive advantage and that recent investments will provide cost leverage, resulting in improving margins, as we scale our operations.

Focus on Operating Margin Improvement and Cash Flow Generation. We intend to focus on operating margin improvement through cost savings and improved pricing and product mix. We have a cost savings culture that includes rationalizing SMG&A, optimizing our supply chain and improving synergies across divisions. Key near-term cost saving strategies include optimizing the use of recently purchased farms, continuing the rationalization of our footprint of locations and offices, improving the flexibility of certain plants to produce multiple products cost effectively and implementing already-developed new growing and harvesting technologies. To improve pricing and mix, we believe that we will benefit from product innovations, continued growth in our higher margin organic programs, and greater penetration of value-added products with customers, among other factors. In addition to our operating margin improvements, we also improve cash flow generation by being actively engaged in the divestment of our non-core assets, particularly the approximately 14,800 acres of idle land we own in Hawaii. We will continue to focus both on improving our cost structure and the divestment of non-core assets and operations, while investing in our core assets and markets at levels consistent with our growth plan. We also plan to utilize this cash flow to reduce our debt levels.

Remain Dedicated to Corporate Sustainability and Responsibility. We are at the forefront of responsible and sustainable production practices. We intend to continue to devote our resources to these policies and collaborate with our retail partners, including international retail partners such as BAMA and EDEKA, to increase availability of sustainably and organically farmed fresh produce. Our industry-leading position in CSR has allowed us to gain and retain customers who place emphasis on sustainability and responsibility, and we believe that it will continue to be a competitive differentiator and growth driver, particularly as corporate and social responsibility becomes a larger part of the social dialogue.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including, but not limited to, those arising from:

•	adverse weather conditions, natural disasters, crops disease, pests and other natural conditions;

•	our ability to compete in a highly competitive industry and to maintain our current market share;

•	our ability to effectively manage fluctuations in market prices, demand for our products and seasonal variability;

•	the consequences of increases in commodity or raw product costs, such as fuel, paper, plastics and resins;

•	the consequences of the use of herbicides and other potentially hazardous substances in our operations, which may lead to environmental damage and result in increased costs to us;

•	our ability to manage our costs of borrowing, liquidity and disruptions to the operations of suppliers in light of global capital and credit market issues;

•	changes in the regulatory regimes governing the areas of food safety and protection of human health and the environment;

•	our exposure to the risk of product contamination, and associated regulatory and legal action, product liability claims and assorted transportation risks;

•	our ability to effectively manage any changes in general economic, political and social conditions;

•	our substantial indebtedness, and our ability to perform under our current debt obligations or additional future indebtedness;

•	our ability to generate sufficient cash flow to service our substantial debt obligations and fund our operations;

•	our ability to operate our business under agreements governing certain of our indebtedness containing restrictive covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions; and

•	our relationship with David H. Murdock and his controlled companies and their significant ownership of our common stock.

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in “Risk Factors,” beginning on page 15 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

RECENT DEVELOPMENTS

We have signed a term sheet to acquire the Dole Hawaii Plantation Store, or the Dole Plantation, from Castle & Cooke Properties, Inc., an affiliate of Dole. The Dole Plantation is one of Hawaii’s leading attractions. It provides a variety of activities catering to all ages, including the Pineapple Express Train Tour, the Plantation

Garden Tour, the Pineapple Garden Maze and a plantation store. We anticipate that the acquisition of the Dole Plantation will add to our earnings, further enhance our brand and drive consumer awareness. We anticipate that the acquisition of the Dole Plantation will be completed by mid-2017. This offering is not conditioned upon the completion of the acquisition of the Dole Plantation, and it is possible that we may not be able to complete the acquisition on the terms we currently anticipate or at all.

PRINCIPAL SHAREHOLDER

Mr. Murdock acquired a controlling interest in Dole, then called Castle & Cooke, Inc., in 1985. Castle & Cooke, Inc. changed its name to Dole Food Company, Inc. in 1991. In 1995, Dole divested a significant amount of its non-core real estate by spinning it out into a new company named Castle & Cooke, Inc., or Castle & Cooke, which Mr. Murdock took private in 2000. Mr. Murdock owns interests in a variety of other businesses and has been an active private investor for over 45 years. Immediately prior to this offering, Mr. Murdock beneficially owned all of our outstanding common stock, and, without giving effect to the Trust Offering (as defined below), will beneficially own approximately       % of our common stock immediately following consummation of this offering (or       % if the underwriters exercise their option to purchase additional shares in full). In the Trust Offering, as described in greater detail below under “—The Offering,” DFC Holdings LLC, a Delaware limited liability company and an affiliate of Mr. Murdock, or Parent, will continue to have the right to vote the shares of common stock until delivery under the forward contract (as described below), subject to certain exceptions. Therefore, following completion of this offering, we expect to be a “controlled company” under the applicable stock exchange corporate governance standards and will take advantage of the related corporate governance exceptions for controlled companies.

COMPANY INFORMATION

Our principal executive offices are located at One Dole Drive, Westlake Village, California 91362, and our telephone number is (818) 879-6600. Our website is located at www.dole.com. The information contained on our website is not a part of this prospectus.

THE OFFERING

Common stock offered	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full).

Underwriters’ option to purchase additional shares of common stock	shares.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), we will receive proceeds from the offering of approximately $ million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering (i) for the repayment of indebtedness and, if any remaining, (ii) other general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Proposed symbol	“ ”

Except as otherwise indicated, all of the information in this prospectus assumes:

•	the underwriters do not exercise their option to purchase additional shares;

•	common stock to be outstanding after this offering does not include shares of common stock subject to awards, which include grants of stock options that were effective upon the pricing of this offering and grants of restricted shares of common stock that will be effective upon the consummation of this offering;

•	the Trust Offering (as defined below); and

•	a -for- stock split of our common stock.

In addition to the offering made hereby, Parent will be involved in a private placement by                 , a newly formed trust, or the Trust, of              of its $              mandatory exchangeable trust securities (or mandatory exchangeable Trust securities if the initial purchasers’ overallotment option is exercised in full). On or shortly after                 , 2020, these Trust securities will be exchanged, at Parent’s option, for either between              and              shares of our common stock (or between              and              shares of our common stock if the initial purchasers’ overallotment option is exercised in full) based on the market value of our common stock during a valuation period immediately prior to the final settlement, subject to certain adjustments, or an amount in cash equal to the value of such number of shares of our common stock. In this prospectus, we refer to that separate offering as the Trust Offering. The initial purchasers in the Trust Offering have an option to acquire from the Trust additional mandatory exchangeable trust securities with respect to up to              additional shares of our common stock.

In connection with the Trust offering, Parent will establish a bankruptcy remote special purpose subsidiary, or SPV, and will contribute the shares of our common stock that will underlie the Trust securities. The Trust is expected to enter into a variable prepaid forward purchase agreement with the SPV with respect to the shares of our common stock deliverable upon exchange of the Trust’s securities pursuant to which a payment will be made to Parent at the closing of the Trust Offering in consideration for such future delivery and pursuant to which it will pledge all such shares of our common stock as collateral under this agreement. The forward contract will mature on             , 2020 and the SPV will have an option to settle it in cash or by delivering some or all of the shares of our common stock pledged by it as collateral under the forward contract. Parent, through the SPV, will continue to have the right to vote the shares of our common stock until delivery under the forward contract, subject to certain exceptions.

The shares of common stock and the Trust’s securities in the Trust Offering are being offered only to qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, in an offering exempt from the registration requirements of the Securities Act. Nothing in this prospectus should be construed as an offer to sell or a solicitation of an offer to buy any shares of common stock or the Trust’s securities in the Trust Offering.

The Trust will not be affiliated with us or our existing shareholder. We will not receive any of the proceeds of the Trust Offering, and we will not pay any of the expenses of the Trust in connection with its establishment or the offering and sale of its securities. This offering of our shares of common stock is not conditioned upon the completion of the Trust Offering, although the completion of the Trust Offering is conditioned on the satisfaction of all conditions to closing this offering. Subject to certain exceptions, we anticipate that each of the Trust’s securities will be mandatorily exchangeable into shares of common stock based on a pricing formula with customary anti-dilution adjustments to be negotiated by our existing shareholder and the Trust, or alternatively settled in cash equal to the value of those shares of common stock. We also anticipate that the Trust will pay a fixed quarterly distribution from the proceeds of treasury securities purchased by the Trust from the net proceeds of the offering of its securities.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth a summary of our historical consolidated financial data. We have derived the summary historical consolidated financial data as of December 31, 2016 and January 2, 2016 and for the years ended December 31, 2016, January 2, 2016 and January 3, 2015 from the audited financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of January 3, 2015 from our financial statements for such year that are not included in this prospectus. Amounts from these previously audited financial statements have been revised to reflect the reclassifications required as a result of our adoption of Accounting Standards Update, or ASU, No. 2015-03—Interest—Imputation of Interest, for which the related reclassifications for such year has not been audited.

We derived the summary historical consolidated financial data as of March 25, 2017 and for the quarters ended March 25, 2017 and March 26, 2016 from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. We have derived the summary historical consolidated financial data as of March 26, 2016 from our unaudited condensed consolidated financial statements that are not included in this prospectus.

The summary historical consolidated financial data set forth below are not necessarily indicative of our future results of operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited and unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus, and the “Risk Factors” and other information included elsewhere in this prospectus.

	Quarter Ended(1)		Fiscal Year Ended(1)
STATEMENT OF OPERATIONS	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands, except per share data)
Revenues, net	$1,035,535	$1,050,735	$4,507,262	$4,646,413	$4,786,420
Cost of products sold	(954,144)	(984,538)	(4,238,625)	(4,309,160)	(4,452,921)

Gross profit	$81,391	$66,197	$268,637	$337,253	$333,499

Selling, marketing and general and administrative expenses	(48,396)	(42,111)	(193,050)	(234,126)	(248,664)
Merger transaction, litigation settlement and other related costs	6,817	(32)	(70,042)	(67,275)	(4,345)
Gain on asset sales	2,281	1,408	15,878	19,755	14,029

Operating income	$42,093	$25,462	$21,423	$55,607	$94,519

Other income (expense), net	(995)	(4,721)	3,015	13,534	19,396
Interest income	923	1,444	5,047	5,036	4,168
Interest expense	(17,288)	(14,898)	(70,170)	(62,937)	(63,798)

Income (loss) from continuing operations before income taxes and equity earnings (loss)	$24,733	$7,287	$(40,685)	$11,240	$54,285

Income taxes	(11,781)	(1,691)	27,145	(22,319)	28,992
Earnings (loss) from equity method investments	594	(102)	(3,377)	(735)	657

Income (loss) from continuing operations, net of income taxes	$13,546	$5,494	$(16,917)	$(11,814)	$83,934
Income (loss) from discontinued operations, net of income taxes	$17	$992	$(6,043)	$1,031	$(18,853)

Net income (loss)	$13,563	$6,486	$(22,960)	$(10,783)	$65,081

Less: Net income attributable to non-controlling interests	(485)	10	(698)	(1,380)	(728)

Net income (loss) attributable to the shareholder of Dole Food Company, Inc.	$13,078	$6,496	$(23,658)	$(12,163)	$64,353

Earnings per share—Basic and Diluted:
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests	$13,061	$5,504	$(17,615)	$(13,194)	$83,206
Net income (loss) attributable to Dole Food Company, Inc.	13,078	6,496	(23,658)	(12,163)	64,353

BALANCE SHEET DATA (at period end):	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Cash and cash equivalents	$59,374	$43,381	$36,628	$83,210	$54,882
Working capital(3)	173,937	249,431	103,007	226,672	148,227
Total assets(2)	2,928,859	2,938,417	2,906,696	2,961,624	3,186,284
Total secured debt, net(2)	1,268,986	1,198,557	1,276,552	1,185,520	1,069,612
Long term debt, net(2)	1,243,725	1,170,201	1,219,533	1,147,062	1,039,195
Total liabilities and equity(2)	2,928,859	2,938,417	2,906,696	2,961,624	3,186,284
Total equity	497,619	603,644	477,198	590,257	566,204

CASH FLOW AND OTHER DATA:	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Cash paid for capital expenditures	$(5,837)	$(38,948)	$(156,131)	$(142,825)	$(259,533)
Interest payments on borrowings	11,294	6,192	62,030	62,697	59,391
Cash flow provided by (used in) operating activities	24,297	(14,325)	30,501	20,221	92,763
Cash flow provided by (used in) investing activities	9,594	(31,837)	(97,917)	80,840	(151,219)
Cash flow provided by (used in) financing activities	(10,369)	7,158	22,049	(69,946)	52,240

NON-GAAP INFORMATION:	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
EBIT before discontinued operations(4)	$42,615	$22,083	$26,108	$73,442	$118,740
Adjusted EBITDA(4)	69,637	78,098	215,607	234,692	221,417

(1)	Our fiscal year ends on the Saturday closest to December 31 of the applicable year. Fiscal year 2016 ended on December 31, 2016, fiscal year 2015 ended on January 2, 2016, and fiscal year 2014 ended on January 3, 2015. Fiscal years 2016 and 2015 were 52-week years and fiscal 2014 was a 53-week year. The quarters ended March 25, 2017 and March 26, 2016 were twelve weeks in duration.
(2)	As a result of the adoption of ASU No. 2015-03—Interest—Imputation of Interest, we have reclassified certain debt issuance costs not related to our line-of-credit from prepaid expenses and other assets, and from other assets, net to notes payable and current portion of long-term debt, net and long-term debt, net in our previously audited financial statements. As of January 3, 2015, $5.4 million of debt issuance costs included in prepaid expenses and other assets were reclassified to notes payable and current portion of long-term debt, net and $13.5 million of debt issuance costs included in other assets, net were reclassified to long-term debt, net.
(3)	$9.1 million of current net deferred tax assets are reflected in working capital as of January 3, 2015, and have been reclassified and reflected as noncurrent net deferred tax assets in the subsequent accounting periods as a result of the adoption of ASU No. 2015-17—Balance Sheet Classification of Deferred Taxes, that required deferred income tax assets and liabilities to be presented as non-current in the consolidated balance sheets.
(4)	EBIT before discontinued operations and Adjusted EBITDA are non-GAAP measures. See “Non-GAAP Financial Measures” for a discussion of how we define and calculate these measures and why we believe they are important. The following is a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable measure calculated in accordance with GAAP.

	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Net income (loss)	$13,563	$6,486	$(22,960)	$(10,783)	$65,081
(Income) loss from discontinued operations, net of income taxes	(17)	(992)	6,043	(1,031)	18,853
Interest expense from continuing operations	17,288	14,898	70,170	62,937	63,798
Income taxes from continuing operations	11,781	1,691	(27,145)	22,319	(28,992)

EBIT before discontinued operations	42,615	22,083	26,108	73,442	118,740
Depreciation and amortization	23,705	23,993	107,140	101,703	93,945
Net unrealized (gain) loss on derivative instruments	8,625	3,997	(12,999)	21,136	(27,565)
Net unrealized (gain) loss on foreign currency denominated intercompany borrowings	3,790	6,084	4,811	(11,113)	(17,929)
Converted share-based award compensation and certain long-term incentive plans(a)	—	—	—	—	2,628
Charges for restructuring(b)	—	1,568	10,727	—	22,159
Gain on asset sales	(2,281)	(1,408)	(15,878)	(19,755)	(14,029)
Merger transaction, litigation settlement and other related costs(c)	(6,817)	32	70,042	67,275	4,345
Acquisition accounting impact(d)	—	—	—	—	38,818
Refinancing charges	—	—	116	2,004	305
Packaged salads recall costs(e)	—	21,749	25,540	—	—

Adjusted EBITDA	$69,637	$78,098	$215,607	$234,692	$221,417

(a)	In connection with the November 1, 2013 going private merger transaction, all unvested share-based awards were canceled. The unvested share-based awards were replaced with cash based incentive awards that vested during fiscal 2014. During fiscal 2014, we recognized $2.6 million of expense for these replacement awards.
(b)	During the second quarter of fiscal 2014, we restructured our worldwide operations to be better positioned in addressing the continued volatility in some of our businesses and the unpredictable nature of our commodity produce businesses and eliminated 545 positions worldwide which included 439 employee terminations and 106 open positions. As a result of this initiative, during fiscal 2014, we incurred restructuring costs of $22.2 million which have been included in selling, marketing and general and administrative expenses in the consolidated statements of operations. During fiscal 2016, we implemented a restructuring plan to realign our fresh vegetables operations whereby we reduced our workforce and realigned our berries supply with expected demand. We also restructured our European fresh fruit operations to reduce overhead and relocated certain North American fresh fruit sales to Kannapolis, North Carolina. As a result of these initiatives, during fiscal 2016, we incurred restructuring costs of $10.7 million, of which $6.2 million is included in costs of products sold and $4.5 million is included in selling, marketing and general and administrative expenses in the consolidated statements of operations. During the first quarter of 2016, we incurred $1.6 million of restructuring costs included in selling, marketing and general and administrative expenses in the condensed consolidated statement of operations.
(c)	Includes costs associated with the November 1, 2013 going private merger transaction, such as legal fees and litigation settlements of the Delaware Court of Chancery and federal securities lawsuits and a related insurance recovery of $7.3 million recorded during the first quarter of 2017. See Note 17 to the consolidated financial statements included elsewhere in this prospectus for additional information about our going private transaction litigation.
(d)	In connection with the application of the acquisition method of accounting for the November 1, 2013 going private merger transaction, inventory was stepped up to its estimated fair value less an assumed margin for the selling and distribution effort. The subsequent sale of this inventory during fiscal 2014 resulted in a $38.8 million one-time increase in costs of products sold as the underlying inventory was sold and the corresponding step-up adjustment was adjusted through costs of products sold.

(e)	Includes costs associated with the January 2016 voluntary suspension of operations and recall of all Dole-branded and private label packaged salads processed at the Springfield, Ohio production facility as a result of a suspected link of the products to a listeria outbreak. In connection with the recall, we voluntarily suspended operations at that production facility for four months in early 2016.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline, causing you to lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Fresh produce is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire harvests may be lost in some geographic areas. Such adverse conditions can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. For example, black sigatoka is a fungal disease that affects banana cultivation in most areas where they are grown commercially. The costs to control this disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such infestations will continue to be effective. These infestations can also increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

Our business is highly competitive and we cannot assure you that we will maintain our current market share.

We face strong competition from many companies in all our product lines. In particular, some of our most significant competitive risks include the following:

•	some of our competitors may have greater operating flexibility and, in certain cases, this may permit them to respond better or more quickly to changes in the industry or to introduce new products and packaging more quickly and with greater marketing support;

•	several of our product lines compete with imports, private label products and other alternatives;

•	bidding for contracts or arrangements with retail customers is highly competitive, and the prices or other terms of our contract bids may not be sufficient to retain existing business or to maintain current levels of profitability;

•	we cannot predict the pricing or promotional actions of our competitors or whether those actions will have a negative effect on us; and

•	global economic conditions or trade disruptions may influence the behavior of our competitors in a manner, which may have a negative effect on us.

There can be no assurance that we will continue to compete effectively with our present and future competitors.

Our earnings are sensitive to fluctuations in market prices and demand for our products.

Excess supply often causes severe price competition in our businesses. Growing conditions in various parts of the world, particularly weather conditions such as windstorms, floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product.

Although the perishability of fresh produce varies to a certain degree by item (for example, bananas will typically keep fresh in cold storage for longer than lettuce), fresh produce is, as a general matter, highly perishable and must be brought to market and sold soon after harvest. The selling price received for each type of produce depends on all of these factors, including the availability and quality of the produce item in the market, and the availability and quality of competing types of produce.

In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products could reduce demand and prices for some of our products. To the extent that consumer preferences evolve away from products that we produce for health or other reasons, and we are unable to modify our products or to develop products that satisfy new consumer preferences, there will be a decreased demand for our products. However, even if market prices are unfavorable, produce items which are ready to be, or have been, harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have a material adverse effect on our business, financial position and results of operations.

Our earnings are subject to seasonal variability.

Our earnings may be affected by seasonal factors, including:

•	the seasonality of our supplies and consumer demand;

•	the ability to process products during critical harvest periods; and

•	the timing and effects of ripening and perishability.

Although banana production tends to be relatively stable throughout the year, banana pricing is seasonal because bananas compete against other fresh fruit that generally comes to market beginning in the summer. As a result, banana prices are typically higher during the first half of the year.

We are subject to the risk of product contamination and product liability claims.

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents or residues introduced during the growing, storage, handling or transportation phases. We have from time to time been involved in product liability lawsuits, none of which were material to our business. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, we cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. We have from time to time initiated recalls, including Class I recalls, for issues such as possible contamination of produce with allergens or bacteria, such as salmonella and listeria. For example, most recently in January 2016, we were advised by the U.S. Food and Drug Administration, or the FDA, and the Centers for Disease Control and Prevention, or CDC, that they suspected a multi-state outbreak of listeria monocytogenes was linked to packaged salads produced at Dole Fresh Vegetables,

Inc.’s Springfield, Ohio facility. We responded by immediately ceasing all production activities at the Springfield facility and issuing a voluntary withdrawal followed by a recall of packaged salads produced there. The Springfield facility resumed production after extensive testing and a root cause investigation and analysis, and the recall has been formally terminated. Dole has received notice of several claims of illness (and in two cases, death) potentially relating to this listeria outbreak, and is currently defending against one lawsuit in Ohio federal district court, one in Indiana state court, one in Michigan state court, and one in Ontario, Canada. Each of the pending cases is in the early stages. Dole’s insurance is participating in the defense of the litigation and the claims. On April 29, 2016, we were served with a subpoena from the United States Department of Justice, or DOJ, seeking information for its investigation of the listeria outbreak and our Springfield facility. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.

We may be subject to liability for environmental contamination.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act in the United States, impose strict and, in many cases, joint and several, liability for the cost of remediating contamination, on current and former owners of property or on persons responsible for causing such contamination. We have been involved in remedial investigations and actions at some locations, and could in the future be required to spend significant sums to remediate contamination that has been caused by us, our predecessors, or prior owners or operators of our properties. Although any such matters are not presently expected to be material, an adverse result in any potential future matter could have an adverse effect on our business, financial position and results of operations.

Currency exchange fluctuations may impact the results of our operations.

We produce over 180 products that are sourced, grown, processed, marketed and distributed in over 75 countries. Our international sales are usually transacted in U.S. dollars and European currencies. Our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. Although we enter into foreign currency exchange forward contracts from time to time to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily, the euro-to-U.S. dollar exchange rate. In recent years, the euro-to-U.S. dollar exchange rate has been subject to substantial volatility which may continue, particularly in light of recent political events regarding the European Union, or E.U., including the United Kingdom’s referendum to exit the E.U. We estimate that a 10% strengthening of the U.S. dollar relative to the euro would lower operating income by approximately $32.5 million, excluding the impact of foreign currency exchange hedges. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations.

Increases in commodity or raw product costs, such as fuel and paper, could adversely affect our operating results.

Many factors may affect the cost and supply of fresh produce, including external conditions, commodity market fluctuations, currency fluctuations, changes in governmental laws and regulations, agricultural programs, severe and prolonged weather conditions and natural disasters. Increased costs for purchased fruit and vegetables have in the past negatively impacted our operating results, and there can be no assurance that they will not adversely affect our business, financial position and results of operations in the future.

The price of various commodities can significantly affect our costs. For example, the price of bunker fuel used in shipping operations, including fuel used in ships that we own or charter, is an important variable component of transportation costs. In addition, fuel and transportation costs are a significant component of the price of much of the produce that we purchase from third parties, and there can be no assurance that we will be able to pass on to our customers the increased costs we incur in these respects.

The cost of paper is also significant to us because some of our products are packed in cardboard boxes for shipment. If the price of paper increases, and we are not able to effectively pass these price increases along to our customers, then our operating income will decrease. Increased costs for paper have in the past negatively impacted our operating income, and there can be no assurance that these increased costs will not adversely affect our business, financial position and results of operations in the future.

We face risks related to our former use of the pesticide DBCP.

We formerly used DBCP, a nematocide that was used on a variety of crops throughout the world. The registration for DBCP with the U.S. government was cancelled in 1979 based in part on an apparent link to male sterility among chemical factory workers who produced DBCP. There are a number of pending lawsuits in the United States and other countries against the manufacturers of DBCP and the growers, including us, who used it in the past. The cost to defend or settle these lawsuits, and the costs to pay any judgments or settlements resulting from these lawsuits, or other lawsuits which might be brought, could have a material adverse effect on our business, financial condition or results of operations. For more information, see “Business—Legal Proceedings—DBCP Cases” and Note 17 to our consolidated financial statements for the fiscal year ended December 31, 2016.

The use of herbicides, pesticides and other potentially hazardous substances in our operations may lead to environmental damage and result in increased costs to us.

We use herbicides, pesticides and other potentially hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with the improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have a material adverse effect on our business, financial condition or results of operations.

We face other risks in connection with our international operations.

Our operations are heavily dependent upon products grown, purchased and sold internationally. In addition, our operations significantly contribute to the economies of many of the countries in which we operate, increasing our visibility and susceptibility to legal or regulatory changes. These activities are subject to risks that are inherent in operating in foreign countries, including the following:

•	foreign countries could change laws and regulations, or impose currency restrictions and other restraints;

•	the risk that the government may expropriate assets;

•	the potential imposition or implementation of burdensome tariffs and quotas;

•	political changes and economic crises may lead to changes in the business environment in which we operate;

•	international conflict, including terrorist acts, could significantly impact our business, financial condition and results of operations;

•	economic sanctions may be imposed on some countries, which could disrupt the markets for products we sell, even if we do not sell into the target country;

•	the suspension of imports of one or more products we sell, which could disrupt the markets for those products in other countries;

•	dependency on leases and other agreements;

•	economic downturns, political instability and war or civil disturbances may disrupt production and distribution logistics or limit sales in individual markets; and

•	the difficulty in adhering to various anti-corruption laws and regulations.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.

We depend in part on stable, liquid and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, access to capital and credit markets and credit facility will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

Terrorist attacks and other acts of violence or war in the United States or abroad may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks against the United States or operators of U.S.-owned businesses outside the United States may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business.

Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.

Our operations are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals, all of which involve compliance costs. These regulations directly affect day-to-day operations and, to maintain compliance with all of the laws and regulations that apply to our operations, we have been and may be required in the future to modify our operations, purchase new equipment or make capital improvements. Changes to our processes and procedures could require us to incur unanticipated costs and/or materially impact our business. Violations of these laws and regulations can result in substantial fines, penalties or sanctions. In some circumstances, we may recall a product, voluntarily or otherwise, if we or the regulators believe it presents a potential risk. There can be no assurance that these modifications and improvements and any fines, penalties and recalls would not have a material adverse effect on our business, financial position and results of operations. In addition, we have been and in the future may become subject to lawsuits alleging that our operations and products caused personal injury or property damage.

As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where are products are distributed. In particular we are subject to the Federal Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act, or FSM Act, which is enforced by the FDA. The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the United States. The FSM Act, enacted in January 2011, significantly enhances the FDA’s authority over various aspects of food regulation. For example, the FSM Act granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. While the FDA has been active in implementing the requirements of the FSM Act through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing, the full impact of the FSM Act is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market. The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the United States Department of Agriculture, or the USDA, regulates the import and export of certain fruits and vegetables into and from the United States, and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of the import or export of our products into or from the United States, or our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.

We are subject to transportation risks.

An extended interruption in our ability to ship our products could have a material adverse effect on our business, financial position and results of operations. Similarly, any extended disruption in the distribution of our products could have a material adverse effect on our business, financial position and results of operations. We rely on third-party stevedores to load and unload our products at our port locations and third-party trucking companies to transport our products to and from our port locations, and these third parties are therefore a source of transportation risk. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot be sure that we would be able to do so, or be successful in doing so, in a timely and cost-effective manner.

Events or rumors relating to the DOLE brand could significantly impact our business.

Consumer and institutional recognition of the DOLE trademarks and related brands, and the association of these brands with high-quality and safe food products, are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with high-quality and safe food products may materially adversely affect the value of the DOLE brand name and demand for our products. We have licensed the DOLE brand name to several affiliated and unaffiliated companies for use in the United States and abroad. Acts or omissions by these companies, over which we have limited control, may also have such adverse effects.

A portion of our workforce is unionized and labor disruptions could decrease our profitability.

As of December 31, 2016, approximately 39% of our employees worldwide work under various collective bargaining agreements. We cannot give assurance that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have a material adverse effect on the portion of our business affected by the dispute, which could impact our business, financial position and results of operations.

Changes in immigration laws could impact the availability of labor to harvest our products and operate our salad manufacturing plants, or the availability of produce purchased from third-party suppliers.

The personnel engaged for harvesting operations typically include significant numbers of immigrants who are authorized to work in the United States. Immigrants who are authorized to work in the United States also make up a portion of the workforce at our U.S. salad manufacturing plants. The availability and number of these workers could decrease if there are changes in U.S. immigration laws. A scarcity of available personnel to harvest agricultural products in the United States could increase our labor costs, increase our product costs or lead to product shortages.

We are subject to risks relating to our information systems.

Our electronic information and our information system assets may be made unavailable, leaked or altered due to a computer security incident, which could adversely affect the results of our operations, and we cannot predict the extent or duration of these incidents.

Although our computer systems are distributed in many geographic areas, they are connected together in a private network. A widespread computer security incident, such as virus infection, may significantly disrupt our operations and business processes. In such a case, we may have to operate manually, which may result in significant delay in the delivery of our products to our customers or damage to the fresh fruit and vegetable products. Our customers could refuse to continue to do business with us and prematurely terminate or reduce existing contracts, resulting in a significant reduction of our operating revenue.

We have intellectual property, trade secrets and confidential business information that are stored in electronic formats that could be leaked to competitors or the public due to computer security incidents, which may result in loss of competitive position and market share. We also have personal confidential information stored in Dole-controlled systems. This information, if stolen or leaked, could result in significant financial and legal risk.

We may be targeted by computer hackers from the internet, from business partners’ networks connected to our network or from employees, for specific purposes such as financial gain, political or ideological motives or otherwise, simply to damage our reputation, which may result in significant decline in consumer preference for our products in certain geographic regions or globally, and could potentially reduce our market share.

Recovery from any of the above computer incidents could be expensive. Rapidly raising and maintaining higher standards of computer security practices in our business globally may require significant initial investment and higher operating costs, and therefore could negatively impact our operating income.

We could be jointly and severally liable for certain pension obligations of our affiliates, Flexi-Van Leasing, Inc., Castle & Cooke and Pacific Clay.

In addition to the domestic tax-qualified defined benefit pension plan, and unfunded obligations under our foreign defined benefit pension plans, collectively the Benefit Plans, that we sponsor for our employees and retirees, three affiliates of ours, Flexi-Van Leasing, Inc., Castle & Cooke and Pacific Clay, also sponsor tax-qualified defined benefit pension plans covering a portion of their U.S. employees and retirees, or the Affiliate Plans. As of December 31, 2016, the Flexi-Van Leasing, Inc. defined benefit plan was underfunded by approximately $15.2 million, the Castle & Cooke defined benefit pension plan was underfunded by approximately $12.0 million and the Pacific Clay defined benefit pension plan was underfunded by approximately $0.6 million. The Affiliate Plans are subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA. ERISA, along with certain provisions of the Internal Revenue Code of 1986, as amended, or the Code, require minimum funding contributions to these pension plans, and under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to petition a court to terminate an underfunded tax-qualified defined benefit pension plan under limited circumstances. Under ERISA and the Code, we could be jointly and severally liable, together with Flexi-Van Leasing, Inc., Castle & Cooke and Pacific Clay, and other entities in our “controlled group” for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions, which might result in a larger obligation than that based on the assumptions used to fund such plans.

Our defined benefit pension plans are currently underfunded, and we may have to make significant cash payments to the plans, which would reduce the cash available for our business.

We have underfunded obligations under our Benefit Plans. As of December 31, 2016, our Benefit Plans liabilities exceeded our Benefit Plans assets by approximately $172.1 million. The funded status of our Benefit Plans is dependent upon many factors, including returns on invested assets, actuarial assumptions, including the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets, or unfavorable changes in applicable laws or regulations, could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of our Benefit Plans obligations, which could affect the reported funding status of our Benefit Plans and future contributions, as well as the periodic pension cost in subsequent fiscal years. ERISA, along with certain provisions of the Code, require minimum funding contributions to our domestic defined benefit pension plan.

As mentioned above, the PBGC has the authority to petition a court to terminate an underfunded tax-qualified pension plan under limited circumstances. In the event our domestic tax-qualified defined benefit pension plan is terminated by the PBGC, we could be liable to the PBGC for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions, which might result in a larger obligation than that based on the assumptions we have used to fund such plan).

Our future results of operations may be adversely affected by the availability of organic and non-GMO ingredients.

Our ability to ensure a continuing supply of organic and non-GMO ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic and non-GMO crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic and non-GMO ingredients that we use in the production of our products, including, among others, fruits, vegetables, nuts and grains, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions, including the potential effects of climate change, can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of, or increase the prices of, organic or non-GMO ingredients. If our supplies of organic or non-GMO ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

An interruption at one or more of our manufacturing facilities could negatively affect our business, and our business continuity plan may prove inadequate.

We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities. We could be rendered unable to accept and fulfill customer orders as a result of disasters, epidemics, business interruptions or other similar events. Some of our inventory and manufacturing facilities are located in areas that are susceptible to harsh weather, and the production of certain of our products is concentrated in a few geographic areas. In addition, we store chemicals used in our business, and our storage of these chemicals could lead to risk of leaks, explosions or other events. Although we have a business continuity plan, we cannot provide assurance that our business continuity plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue. Our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, or other catastrophic event, were to destroy any part of any of our facilities, or interrupt our operations for any extended period of time, or if harsh weather or epidemics prevent us from delivering products in a timely manner, our business, financial condition and results of operations could be materially and adversely affected. In addition, if we fail to maintain our labor force at one or more of our facilities, we could experience delays in production or delivery of our products, which could also have a material adverse effect on our business, financial condition and results of operations.

If we lose the services of our key management, our business could suffer.

Our prospects depend to a significant extent on the continued service of our key executives, and our continued growth depends on our ability to identify, recruit and retain key management personnel. We are also dependent on our ability to continue to attract, retain and motivate our personnel. We do not typically carry key person life insurance on our executive officers. If we lose the services of our key management or fail to identify, recruit and retain key personnel, our business, financial condition or results of operations may be materially and adversely impacted.

We may not be able to complete our proposed acquisition of the Dole Plantation or the acquisition may be delayed.

We have signed a term sheet to acquire the Dole Plantation from our related party, Castle & Cooke Properties, Inc., which is expected to be completed mid-2017. The Dole Plantation is one of Hawaii’s leading attractions. It provides a variety of activities catering to all ages, including the Pineapple Express Train Tour, the Plantation Garden Tour, the Pineapple Garden Maze and a plantation store. The term sheet has been signed, but the transaction has not closed and may not be completed prior to the closing date of this offering. While we are currently planning to close the acquisition in mid-2017, the closing may in fact be delayed to some future date or the acquisition may not be completed at all. The acquisition is dependent upon the receipt of certain releases from the lenders to the owner of the Dole Plantation. If we fail to receive the required releases or experience other intervening factors, the acquisition of the Dole Plantation may be delayed or may not be completed, and, as a result, our anticipated increase to earnings as a result of the acquisition will be delayed or will not be realized.

Climate change laws could have an impact on our financial condition and results of operations.

Legislative and regulatory authorities in the United States, Canada and internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers, use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes or assessments or penalties, which could restrict or negatively impact our operations, as well as those of our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change laws by the United States, Canada or any other international jurisdiction where we conduct business, could materially and adversely affect our business, financial condition and results of operations.

Technological innovation by our competitors could make our food products less competitive.

Our competitors include other fresh fruit and vegetable producers and major food ingredient and consumer-packaged food companies that also engage in the development and sale of food and food ingredients. Many of these companies are engaged in the development of new plant varieties, food ingredients and other food products and frequently introduce new products into the market. Existing products or products under development by our competitors could prove to be more effective, more resistant to disease or less costly than our products, which could have a material adverse effect on the competitiveness of our products and our business.

We rely on protection of our intellectual property and proprietary rights.

Our success depends in part on our ability to protect our intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. Our policy is to protect our technology by, among other things, filing patent applications for technology relating to the development of our business in the United States and in selected foreign jurisdictions. Our trademarks and brand names are registered in jurisdictions throughout the world. We intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also rely on trade secrets and proprietary know-how and confidentiality agreements to protect certain of the technologies and processes that we use. The failure of any patents, trademarks, trade secrets or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could result in lower sales or gross margins.

Our operations are influenced by agricultural policies.

We are affected by governmental agricultural policies such as price supports and acreage set aside programs, and these types of policies may affect our business. The production levels, markets and prices of the grains and other raw products that we use in our business are materially affected by government programs that include acreage control and price support programs of the U.S. Department of Agriculture. Changes in these and other comparable programs, in the United States and elsewhere, could have a material and adverse effect on our business, financial condition or results of our operations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits, and that the Federal Trade Commission, or FTC, and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes, such as Proposition 65 in California. FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when not merited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations. The labeling of our products, and their distribution, is also subject to regulation by governmental authorities in each jurisdiction where our products are marketed. For example, the USDA requires compliance with certain growing production and certification requirements as a condition to labeling foods with the word “organic” or with the USDA organic seal. A failure to comply with labeling requirements could result in enforcement proceedings that could materially affect our marketing and distribution.

We are the subject of a number of legal proceedings, investigations and inquiries that could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims.

We have been or are currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the past, product safety and health, product recalls, environmental property damage and personal injury, securities litigation and tax disputes. In addition, the DOJ is currently conducting an investigation in relation to a listeria outbreak at our Springfield Facility. For more information regarding legal proceedings, see, “Business—Legal Proceedings,” below. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations.

We are increasingly dependent on information technology, and expanding social media vehicles present new risks.

The inappropriate use of certain media vehicles could cause brand damage or information leakage. Negative posts or comments about us or our products on any social networking web site could seriously damage our reputation. In addition, the disclosure of non-public company sensitive information through external media channels could lead to information loss. Identifying new points of entry as social media continues to expand presents new challenges. Any business interruptions or damage to our reputation could negatively impact our financial condition, results of operations and the market price of our common stock.

Tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes could impact our results of operations and financial condition.

We are subject to taxes in the U.S. and numerous foreign jurisdictions where the Company’s subsidiaries are organized. Due to economic and political conditions, tax rates in various foreign jurisdictions may be subject to significant change. The future effective tax rate could be affected by changes in our mix of earnings in countries with differing statutory tax rates, changes in valuation of our deferred tax assets and liabilities, or changes in tax laws or their interpretation, including possible U.S. tax reform and contemplated changes in other countries of long-standing tax principles. These and other similar changes, if finalized and adopted, could have a material impact on our income tax expense and deferred tax balances.

We are also subject to regular reviews, examinations and audits by the Internal Revenue Service, or IRS, and other taxing authorities with respect to taxes inside and outside of the United States. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position.

We also need to comply with new, evolving or revised tax laws and regulations. The enactment of or increases in tariffs, including value added tax, or other changes in the application of existing taxes, in markets in which we are currently active, or may be active in the future, or on specific products that we sell or with which our products compete, may have an adverse effect on our business or on our results of operations.

The vote by the United Kingdom to exit the European Union could adversely affect us.

On June 23, 2016, the U.K. held a referendum in which a majority of voters approved an exit from the E.U., commonly referred to as “Brexit.” Although the referendum was voluntary and not mandatory, the British government has begun negotiating the terms of the U.K.’s withdrawal from the E.U. The announcement of Brexit caused significant volatility in global stock markets and currency exchange fluctuations, including a sharp decline in the value of the British pound sterling and the euro as compared to the U.S. dollar and other currencies. The long-term effects of Brexit are expected to depend on, among other things, any agreements the U.K. makes to retain access to E.U. markets, either during a transitional period or more permanently. Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. Until the terms and timing of the U.K.’s exit from the E.U. become more clear, it is not possible to determine the impact that the referendum, the U.K.’s departure from the E.U. and/or any related matters may have on us; however, any of these effects of

Brexit, and others we cannot anticipate, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business.

On January 20, 2017, Mr. Donald J. Trump was inaugurated as the president of the United States. As a presidential candidate, President Trump expressed various concerns regarding existing trade agreements, such as the North American Free Trade Agreement, or NAFTA, and raised the possibility of imposing border taxes or significant increases on tariffs on goods imported into the United States, which could result in increased import costs and lower sales or gross margins. As of the date of this prospectus, it remains unclear what actions, if any, President Trump will take with respect to NAFTA, other international trade agreements and tariffs on goods imported into the United States. If the United States were to withdraw from or materially modify NAFTA or other international trade agreements to which it is a party, or if tariffs were raised on the foreign-sourced goods that we sell, such goods may no longer be sellable or available at a commercially attractive price or at all, which in turn could have a material adverse effect on our business, financial condition and results of operations.

President Trump has also indicated an intention to request that Congress make significant changes to U.S. tax laws, including imposing potential border taxes, and make significant changes to, replace or eliminate the Affordable Care Act. In addition, President Trump has expressed concerns over the issuance of work visas and immigration policies in general along with concerns regarding the overall level of U.S. business regulation, which could, among other things, reduce our labor mobility. Changes in U.S. social, political, regulatory and economic conditions or laws and policies governing health care system and drug prices, U.S. tax laws, including changes to or new border taxes and/or import or export duties, foreign trade, manufacturing, immigration, the level of business regulation and development and investment in the territories and countries where we operate could adversely affect our operating results and our business.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA, UK Bribery Act and these other laws generally prohibit us and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions, some of which may pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations, or collectively, Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we or our franchisees may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA other anti-corruption laws or Trade Control laws by United States or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

Risks Relating to Our Indebtedness

Our substantial indebtedness could adversely affect our operations, including our ability to perform our obligations under our debt obligations.

We have a substantial amount of indebtedness. As of March 25, 2017, we had approximately $1.14 billion in senior secured indebtedness, approximately $145.1 million in vessel and other secured financing and approximately $19.8 million in other indebtedness. We expect to have approximately $          billion of outstanding senior secured indebtedness after giving effect to this offering and the application of the proceeds and the impact of the April 6, 2017 refinancing further described under “Description of Certain Indebtedness.” See “Use of Proceeds.” Our substantial indebtedness could have important consequences. For example, our substantial indebtedness may:

•	make it more difficult for us to satisfy our other obligations;

•	limit, among other things, our ability to borrow additional amounts in the future for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes or make such financing more costly. Failing to comply with restrictive covenants with respect to our indebtedness could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	result in a triggering of customary cross-default and cross-acceleration provisions with respect to certain of our debt obligations if an event of default or acceleration occurs under one of our other debt obligations;

•	expose us to the risk of increased interest rates, as certain of our borrowings, including those under our senior secured credit facilities, are at variable rates of interest;

•	require us to sell assets, beyond those assets currently classified as assets held-for-sale, to reduce indebtedness or influence our decisions about whether to do so;

•	increase our vulnerability to competitive pressures and to general adverse economic and industry conditions, including fluctuations in market interest rates or a downturn in our business;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	restrict us from making strategic acquisitions or pursuing business opportunities; and

•	place us at a disadvantage compared to our competitors that have relatively less indebtedness.

The occurrence of any of these events could have a material adverse effect on our ability to satisfy our debt obligations.

We may be unable to generate sufficient cash flow to service our debt obligations.

To service our debt and other cash requirements, we require a significant amount of cash. Our ability to generate cash, make scheduled payments of our obligations, finance or refinance our obligations depends on our successful financial and operating performance, our ability to consummate asset sales and our ability to raise additional debt and/or equity proceeds. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and various financial, business and other factors, many of which are beyond our control. These factors include among others:

•	economic and competitive conditions;

•	changes in laws and regulations;

•	changes in consumer preferences;

•	operating difficulties, increased operating costs or pricing pressures we may experience; and

•	delays in implementing any strategic projects.

Our ability to consummate currently contemplated asset sales is subject to prevailing market conditions, and no assurance can be given as to our ability to consummate asset sales on terms we would find acceptable or at all. Our ability to raise additional debt and/or equity proceeds is subject to prevailing market conditions, our leverage levels and other factors beyond our control.

If our cash flow and capital resources, together with proceeds of asset sales, are insufficient to fund our debt service and other obligations, we may be forced to reduce or delay capital expenditures, obtain additional capital or restructure our debt. If we are required to take any actions referred to above, it could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot give assurance that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt agreements.

Despite our current indebtedness levels and the restrictive covenants set forth in agreements governing our indebtedness, we and our subsidiaries may still incur significant additional indebtedness, including secured indebtedness. Incurring more indebtedness could increase the risks associated with our substantial indebtedness.

Subject to the restrictions in our senior secured credit facilities and the indenture governing our senior secured notes, we, and certain of our subsidiaries, may incur significant additional indebtedness, including additional secured indebtedness. For example, we have the ability to draw up to $175.0 million under our senior secured credit facility, less any letters of credit that may be outstanding and subject to availability under our borrowing base. Although the terms of our senior secured credit facilities and the indenture governing senior secured notes due 2025 contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we now face could increase.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely restrict our financial and operating flexibility and subject us to other risks.

The indenture governing our notes and our senior secured credit facilities contain various restrictive covenants that limit our and our subsidiaries’ ability to take certain actions. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	make restricted payments, including paying dividends on, redeeming or repurchasing our common stock;

•	issue preferred stock of subsidiaries;

•	make certain investments or acquisitions;

•	create liens on our assets to secure debt;

•	engage in certain types of transactions with affiliates;

•	have our restricted subsidiaries make payments to us;

•	merge, consolidate or transfer substantially all of our assets; and

•	transfer and sell assets.

Our senior secured credit facility also requires us, under certain circumstances, to maintain compliance with a ratio of our EBITDA, as defined in the facility, to certain fixed charges of at least 1.0 to 1.0 at certain times when the availability under our facility is less than the greater of 10% of the lower of the borrowing base or total commitments under the facility, or $15 million. Our term loan requires us to maintain compliance with a maximum first lien net leverage ratio, which currently is set at 6.00 to 1.00, with subsequent step-downs beginning in 2019. Our ability to comply with these ratios may be affected by events beyond our control.

Any or all of these covenants could have a material adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities, or to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those imposed under our senior secured credit facilities and the indenture that governs our senior secured notes.

A breach of any of these restrictive covenants or any other provision in any debt instrument governing our current or future indebtedness, could result in a default under that instrument and, due to customary cross-default and cross- acceleration provisions, could result in a default under our other debt instruments. If a default occurs, the lenders under our senior secured credit facilities could elect to declare all amounts outstanding to be immediately due and payable and, in some cases, terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness were to accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to timely repay in full such indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under some of our debt, including our senior secured credit facilities, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of December 31, 2016, we had $1.01 billion of outstanding borrowings at variable interest rates. A 100 basis point increase or decrease in the interest rates on our variable rate debt would result in an increase or decrease in annual interest expense by approximately $10.0 million. Although we may periodically enter into interest rate swaps that manage our exposure to interest rate volatility, there can be no assurance that we will be able to maintain interest rate swaps with respect to all of our variable rate indebtedness and that any swaps we enter into willfully mitigate our interest rate risk.

Risks Relating to this Offering and Ownership of Our Common Stock

There has not been a public market for our shares since 2013 and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Before this offering, there has not been a public market for our shares of common stock since 2013. Although we intend to apply to list the common stock on the             , an active public market for our stock may

never develop or, if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their shares of common stock; or

•	the price that our shareholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume does not develop or is not maintained, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares.

Hedging activities and other trading activities by investors, including purchasers of the Trust securities in the Trust Offering, may affect the value of our common stock.

Investors may engage in hedging and other activities with respect to our common stock that could affect the price of our common stock. For example, investors in and potential purchasers of the Trust securities may pursue a convertible arbitrage strategy with respect to the Trust securities. Investors employing this strategy with respect to equity-linked instruments typically sell short the common equity interests underlying such equity-linked securities and dynamically adjust their short position while they hold such equity-linked securities. Investors may also implement this strategy by entering into swaps on the underlying common equity interests in lieu of, or in addition to, selling short the underlying common equity interests.

Investors may also enter into various derivative transactions with respect to our common stock (including, but not limited to, borrowing and selling short our common stock), including in connection with establishing an initial hedge position with respect to the Trust securities in connection with or shortly after the pricing of the Trust securities or this offering, or otherwise enter into similar transactions independent of the Trust offering. This activity could negatively impact the market price of our common stock.

In addition, such investors may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock (including, but not limited to, borrowing and selling short our common stock and/or purchasing, and closing out open stock borrow positions with respect to, our common stock) and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the Trust securities and prior to the exchange date for the Trust securities (and are likely to do so during the valuation period preceding the                 , 2020 scheduled exchange date for the Trust securities and/or any earlier acceleration of the Trust securities). This activity could also negatively impact the market price of our common stock at any such times.

We are a “controlled company,” controlled by David H. Murdock, whose interests in our business may be different from yours.

Upon completion of this offering and assuming the underwriters do not exercise their option to purchase additional shares, David H. Murdock and his controlled companies will own approximately              shares, or     %, of our outstanding common stock without giving effect to the              shares of common stock subject to the Trust Offering (or              shares of common stock if the initial purchasers’ option to purchase additional Trust securities in the Trust is exercised in full). Mr. Murdock and his affiliates will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring shareholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets.

Mr. Murdock and his controlled companies are able to, subject to applicable law, designate a majority of the members of the Board of Directors and control actions to be taken by us and our Board of Directors, including amendments to our amended and restated articles of incorporation, or Articles of Incorporation, and amended and restated bylaws, or Bylaws, and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of             , to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Mr. Murdock will own more than 50% of our voting power after giving effect to this offering, we are considered a “controlled company” for the purposes of the              listing requirements. As such, we are permitted to opt out of, and have opted out of, the              corporate governance requirements that our Board of Directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our Board of Directors and those committees may have more directors who do not meet the              independence standards than they would if those standards were to apply. The              independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of Mr. Murdock may in some circumstances conflict with our interests and the interests of our other shareholders.

Several litigation matters were filed in connection with our 2013 going private transaction. A class action and appraisal action were filed and consolidated in Delaware Chancery Court. Following trial, the Chancery Court issued a Memorandum Opinion in 2015 concluding that Mr. Murdock, Michael Carter and Parent were jointly and severally liable for damages because Mr. Murdock breached his duty of loyalty to stockholders by orchestrating an unfair, self-interested transaction. The Court also held that Mr. Carter breached his duty of loyalty to stockholders. In reaching that holding, the Chancery Court found that Mr. Carter, for the benefit of Mr. Murdock, drove down Dole’s stock price and that Mr. Murdock and Mr. Carter undermined the work of a special committee of the board of directors constituted to consider Mr. Murdock’s proposal. The Memorandum Opinion, however, never became a final judgment because both cases were separately settled and approved by the Chancery Court in 2016. A federal securities class action was also filed against Mr. Murdock, Mr. Carter and the Company alleging a breach of federal securities laws through alleged intentional misstatements made to the market via company press releases and earnings guidance in 2013 prior to completion of the going private transaction. We agreed to settle this litigation on January 9, 2017 for $74 million pursuant to a Stipulation and Agreement of Settlement and paid this amount in full on March 31, 2017 and April 9, 2017. The settlement has been preliminarily approved by the court, but remains subject to final court approval at a settlement hearing scheduled for July 2017. See “Business—Legal Proceedings—Merger-Related Litigation.”

The trading price of our common stock may be volatile and could decline substantially following this offering.

The market price of our common stock following this offering may be highly volatile and subject to wide fluctuations. Some of the factors that could negatively affect the market price of our common stock or result in significant fluctuations in price, regardless of our actual operating performance, include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	changes in the markets in which we operate;

•	additions or departures of key personnel;

•	actions by shareholders, including the sale by Mr. Murdock and his controlled companies of any of their shares of our common stock;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown;

•	uncertainty regarding economic events, including in Europe in connection with the U.K.’s possible departure from the European Union;

•	changes in interest rates;

•	our operating performance and the performance of other similar companies;

•	our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts; and

•	new legislation or other regulatory developments that adversely affect us, our markets or our industry.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our common stock to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our common stock to decline materially below the public offering price.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering, there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated between the underwriters and us. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is similar to ours;

•	market valuations of those companies;

•	our capital structure;

•	general conditions of the securities markets at the time of this offering; and

•	other factors that we and they deemed relevant.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

The coverage of our business or our common stock by securities or industry analysts or the absence thereof could adversely affect our stock price and trading volume.

The trading market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price and volume of our stock would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our stock, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline.

Our charter documents will contain provisions that may delay, defer or prevent a change of control.

Provisions of our Articles of Incorporation and Bylaws to be in effect upon consummation of this offering could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders. These provisions include the following:

•	ability of the Board of Directors to authorize the issuance of preferred stock in series without shareholder approval;

•	advance notice requirements for shareholder proposals and nominations for election to the Board of Directors; and

•	limitations on calling special meetings.

Future sales of our common stock may lower our stock price.

If our existing shareholder sells a large number of shares of our common stock following this offering, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing shareholder might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing shareholder. In connection with the Trust Offering, Parent will be involved in a private placement by the Trust of its $     mandatory exchangeable Trust securities. See “Summary—The Offering.” On or shortly after         , 2020, these Trust securities will be exchanged, at Parent’s option, for either between      and      shares of our common stock (or between      and      shares of our common stock if the initial purchasers’ overallotment option is exercised in full) based on the market value of our common stock during a valuation period immediately prior to the final settlement, subject to certain adjustments, or an amount in cash equal to the value of such number of shares of our common stock. All of the shares held by our existing shareholder are subject to lock-up agreements restricting the sale of those shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow a shareholder to sell their shares at any time. See “Underwriters” for a description of these lock-up agreements.

After this offering, we intend to register              shares of common stock that will be reserved for issuance under our 2017 Stock Incentive Plan. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. See “Shares Eligible for Future Sale.”

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on the initial public offering price of $        per share, dilution per share in this offering is $        per share, or     % of the price. We also expect to grant stock options, restricted stock and other forms of stock-based compensation to our directors, officers and employees and you will experience additional dilution in the future when these equity awards are exercised or vest, as applicable. If we raise funds in the future by issuing additional securities, any newly issued shares or shares issued upon conversion or exercise of such securities will further dilute your ownership. See “Dilution.”

We do not anticipate paying any dividends for the foreseeable future.

During the fiscal years ended December 31, 2016 and January 2, 2016, we paid cash distributions to David H. Murdock, our sole shareholder, in aggregate amounts of approximately $60.3 million and $4.5 million, respectively. However, we do not anticipate paying any dividends to our shareholders for the foreseeable future. The agreements governing our indebtedness also restrict our ability to pay dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

We will incur increased costs and obligations as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the                  and other applicable securities rules and regulations. These rules and regulations require that we adopt additional controls and procedures and disclosure, corporate governance and other practices thereby significantly increasing our legal, financial and other compliance costs. These new obligations will also make other aspects of our business more difficult, time-consuming or costly and increase demand on our personnel, systems and other resources. For example, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. Furthermore, as a result of disclosure of information in this prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory actions and civil litigation, any of which could negatively affect the price of our common stock.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in our internal controls over financial reporting or are unable to comply with the requirements of Section 404 or assert that our internal controls over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements which, to the extent that they do not recite historical fact, constitute “forward-looking statements”. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “will,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

The potential risks and uncertainties that could cause our actual financial condition, results of operations and future performance to differ materially from those expressed or implied in this prospectus include:

•	the effects of any changes in laws, regulations, rules, quotas, tariffs, export and import laws on our operations;

•	weather conditions that affect the production, transportation, storage, import and export of fresh produce or packaged foods;

•	market responses to industry volume pressures;

•	litigation concerning the manufacturers of DBCP and the growers who used it in the past;

•	product and raw materials supplies and pricing;

•	changes in interest and currency exchange rates;

•	economic crises or a decline in general economic conditions;

•	international conflict;

•	the adequacy of the insurance we maintain;

•	our exposure to product liability claims and associated regulatory and legal actions, product recalls or other legal proceedings relating to our business;

•	acts of terrorism;

•	risks associated with uncertainty stemming from the recent U.S. presidential election;

•	our failure to hire and retain key personnel and highly skilled employees;

•	labor disruptions, strikes or work stoppages;

•	loss of important intellectual property rights;

•	our ability to generate a sufficient amount of cash to service our indebtedness and fund our operations;

•	our ability to operate our business under agreements governing certain of our indebtedness containing financial covenants and other restrictions;

•	the volatility of the trading price of our common stock;

•	our relationship with Mr. Murdock and his controlled companies and their significant ownership of our common stock; and

•	additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

In addition, this prospectus contains industry data related to our business and the markets in which we operate. This data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections.

Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements. We urge you to review carefully this prospectus, particularly the section “Risk Factors,” for a more complete discussion of the risks of an investment in our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions payable to the underwriters and our estimated offering expenses, will be $          million, or $          million if the underwriters exercise their option to acquire additional shares in full, based upon an assumed initial public offering price of $          per share, which is the mid-point of the offering range indicated on the cover of this prospectus.

We expect to use approximately $          million of the net proceeds to pay down indebtedness. We expect to use the remaining net proceeds, if any, for general corporate purposes. The terms of the indebtedness to be repaid, including the interest rates and maturities thereof, are described in detail in the “Description of Certain Indebtedness.”

Each $1.00 increase (or decrease) in the assumed initial public offering price of $          per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the net proceeds to us from this offering by approximately $          million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Until we use the net proceeds as described above, we intend to invest the net proceeds in short-term securities.

DIVIDEND POLICY

During the fiscal years ended December 31, 2016 and January 2, 2016, we paid cash distributions to David H. Murdock, our sole shareholder, in aggregate amounts of approximately $60.3 million and $4.5 million, respectively. However, we currently intend to retain our future earnings, if any, to operate our business and finance future growth strategies. We do not anticipate paying dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend upon our results of operations, financial conditions, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. In addition, as described in “Description of Certain Indebtedness” our ability to pay cash dividends is limited by the terms of our existing secured notes indenture and senior secured facilities, and may be limited by the instruments governing our future indebtedness.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of March 25, 2017:

•	on an actual basis; and

•	as adjusted to give effect to:

•	the April 6, 2017 refinancing of the revolving credit facility, the 7.25% senior secured notes due 2019, and the term loan as further described under “Description of Certain Indebtedness;”

•	our proposed -for- stock split; and

•	the receipt of the net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, and after deducting the underwriting discount and commission and estimated offering expenses payable by us and the application of the net proceeds from this offering as described under “Use of Proceeds”.

The adjustments below are subject to change and are based on certain assumptions that we believe are reasonable. You should read this capitalization table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 25, 2017
	Actual	As Adjusted
	(In thousands, except per share)
Cash and cash equivalents	$59,374	$	[144,584	](1)

Secured Debt:
Revolving credit facility	$53,700		$—	(2)
7.25% notes due 2019	300,000		—	(2)
7.25% notes due 2025	—		300,000	(2)
Term loan	781,500		[950,000	](2)
Vessel financing loan facility	101,750		101,750
Other financing arrangements and capital lease obligations	45,499		45,499
Unsecured Debt:
Notes payable and note agreements	17,671		17,671

	1,300,120		[1,414,920	]
Unamortized debt discounts and debt issuance costs	(14,495)		(25,358	)(3)

Total Debt	1,285,625		[1,389,562	]
Shareholder’s equity
Common stock — $0.001 par value; 1,000 shares authorized, issued and outstanding; shares authorized and shares issued and outstanding, as adjusted	—		—
Additional paid-in-capital	796,337		[796,337	]
Notes receivable from affiliate	(14,153)		(14,153)
Accumulated deficit	(211,894)		(229,168	)(4)
Accumulated other comprehensive loss	(81,274)		(81,274)

Equity attributable to Dole Food Company, Inc.	489,016		[471,742	]
Equity attributable to noncontrolling interests	8,603		8,603

Total Shareholder’s equity	497,619		[480,345	]

Total Capitalization	$1,783,244	$	[1,869,907	]

(1)	Reflects $300 million of proceeds from the issuance of 7.25% notes due 2025, $950 million of proceeds from the new term loan, offset by (i) $29.8 million of cash paid for debt issuance costs, debt discounts and the premium paid to retire the 7.25% notes due 2019, and (ii) cash payments of $1.135 billion to repay the amounts outstanding under the revolving credit facility, the 7.25% notes due 2019 and the amounts outstanding under the term loan.
(2)	Reflects (i) the repayment of the amounts outstanding under the revolving credit facility, (ii) the repayment of 7.25% notes due 2019 with new 7.25% notes due 2025, and (iii) the replacement of the pre-existing term loan with new borrowings of $950 million under the new term loan.
(3)	Reflects (i) the capitalization of $11.1 million of costs incurred in connection with the new borrowings reflected as reduction of debt, and (ii) a $4.8 million debt discount on the new term loans, offset by (iii) a $5.0 million extinguishment of pre-existing debt issuance costs. Approximately $1.5 million of debt issuance costs were capitalized that relate to the new revolving credit facility and will be presented within other assets in the consolidated balance sheet.
(4)	Reflects (i) a $5.0 million extinguishment of pre-existing debt issuance costs, and (ii) $12.3 million of costs expensed as incurred related to the issuance of new debt and the premium paid to extinguish the 7.25% notes due 2019.

A $1.00 increase or decrease in the assumed initial public offering price of $        , the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $          million increase or decrease in each of the as adjusted cash and cash equivalents, as adjusted additional paid-in capital, as adjusted total shareholders’ equity and as adjusted total capitalization, assuming the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease as adjusted cash and cash equivalents, as adjusted additional paid-in capital, as adjusted total shareholders’ equity and as adjusted total capitalization by approximately $          million assuming the assumed initial public offering price of $          per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and terms of this offering determined at pricing.

DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the closing of this offering.

Dilution represents the difference between the amount per share paid by investors in this offering and the adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value at March 25, 2017 was $          million, or $          per share. Net tangible book value per share before the offering has been determined by dividing net tangible book value, or the total book value of tangible assets less total liabilities, by the number of shares of common stock outstanding at March 25, 2017. After giving effect to the sale of the          shares of common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” our adjusted net tangible book value at March 25, 2017 would have been $          million or $          per share. This represents an immediate increase in net tangible book value per share of $        to the existing shareholder and dilution in net tangible book value per share of $        to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share	$
Net tangible book value per share at March 25, 2017	$
Increase in net tangible book value per share attributable to new investors
Adjusted net tangible book value per share
Dilution per share to new investors	$

A $1.00 increase (or decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (or decrease) adjusted net tangible book value by $          million, or $          per share, and would increase (or decrease) the dilution per share to new investors by $          based on the assumptions set forth above.

The following table sets forth, on the as adjusted basis described above, March 25, 2017, the difference between the number of shares of common stock purchased, the total consideration paid, and the average price per share paid by the existing shareholder and by new investors purchasing shares in this offering at the assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholder							$
New investors							$

Total			%			%	$

A $1.00 increase or decrease in the assumed initial public offering price of $          per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease total consideration paid by new investors and the total average price per share by approximately $          million and $          million, respectively, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

A 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $          million, assuming that the price per

share for the offering remains at $          (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

After giving effect to the sale of shares by us in this offering, new investors will hold     , or     % of the total number of shares of common stock after this offering and existing shareholders will hold     % of the total shares outstanding. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to     , or     % of the total number of shares of common stock after this offering and the percentage of shares held by existing shareholders will decrease to     % of the total shares outstanding.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

On November 1, 2013, we completed a going private merger transaction, or the Merger as described in Note 1 to the audited consolidated financial statements included elsewhere in this prospectus. As a result of this transaction, the results of operations, financial position and cash flows prior to the date of the Merger are presented as the “Predecessor.” The results of operations, financial position and cash flows thereafter are presented as the “Successor.”

The following table sets forth a summary of our consolidated financial data for the periods, and as of the dates indicated. We have derived the selected consolidated financial data as of December 31, 2016 (Successor) and January 2, 2016 (Successor) and for the years ended December 31, 2016 (Successor), January 2, 2016 (Successor) and January 3, 2015 (Successor), from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of January 3, 2015 (Successor), December 28, 2013 (Successor), and December 29, 2012 (Predecessor), and for the period from November 2, 2013 to December 28, 2013 (Successor), the period from December 30, 2012 to November 1, 2013 (Predecessor) and for the year ended and December 29, 2012 (Predecessor), have been derived from our financial statements not included in this prospectus. Amounts from these previously audited financial statements have been revised to reflect the reclassifications required as a result of our adoption of ASU No. 2015-03—Interest—Imputation of Interest, for which the related reclassifications for such years have not been audited.

We derived the selected consolidated financial data as of March 25, 2017 (Successor) and for the quarters ended March 25, 2017 (Successor) and March 26, 2016 (Successor) from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. We have derived the selected consolidated financial data as of March 26, 2016 (Successor) from our unaudited condensed consolidated financial statements that are not included in this prospectus.

The selected consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Quarter Ended(1)		Fiscal Year Ended(1)			For the Period November 2, 2013 to December 28, 2013	For the Period December 30, 2012 to November 1, 2013	Fiscal Year Ended(1) December 29, 2012
STATEMENT OF OPERATIONS	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015
	Successor	Successor	Successor	Successor	Successor	Successor	Predecessor	Predecessor
					(In thousands, except per share data)
Revenues, net	$1,035,535	$1,050,735	$4,507,262	$4,646,413	$4,786,420	$645,485	$3,861,897	$4,246,708
Cost of products sold	(954,144)	(984,538)	(4,238,625)	(4,309,160)	(4,452,921)	(652,115)	(3,558,252)	(3,878,942)

Gross profit	$81,391	$66,197	$268,637	$337,253	$333,499	$(6,630)	$303,645	$367,766

Selling, marketing and general and administrative expenses	(48,396)	(42,111)	(193,050)	(234,126)	(248,664)	(60,887)	(235,743)	(289,692)
ITOCHU transaction related costs	—	—	—	—	—	(589)	(22,348)	(48,395)
European Union antitrust legal provision	—	—	—	—	—	—	(33,764)	(26,000)
Merger transaction, litigation settlement and other related costs	6,817	(32)	(70,042)	(67,275)	(4,345)	(42,670)	(11,880)	—
Gain on asset sales	2,281	1,408	15,878	19,755	14,029	6,087	24,334	12,913

Operating income (loss)	$42,093	$25,462	$21,423	$55,607	$94,519	$(104,689)	$24,244	$16,592

Other income (expense), net	(995)	(4,721)	3,015	13,534	19,396	(1,069)	(6,479)	(3,130)
Interest income	923	1,444	5,047	5,036	4,168	713	3,833	4,654
Interest expense	(17,288)	(14,898)	(70,170)	(62,937)	(63,798)	(11,141)	(30,099)	(12,219)

Income (loss) from continuing operations before income taxes and equity earnings (loss)	$24,733	$7,287	$(40,685)	$11,240	$54,285	$(116,186)	$(8,501)	$5,897

Income taxes	(11,781)	(1,691)	27,145	(22,319)	28,992	(23,571)	(3,022)	(10,755)
Earnings (loss) from equity method investments	594	(102)	(3,377)	(735)	657	600	5,316	6,063

Income (loss) from continuing operations, net of income taxes	13,546	5,494	(16,917)	(11,814)	83,934	(139,157)	(6,207)	1,205
Income (loss) from discontinued operations, net of income taxes	17	992	(6,043)	1,031	(18,853)	(35,986)	(66,089)	(150,003)
Gain on disposal of discontinued operations, net of income taxes	—	—	—	—	—	—	254,281	7,231

Net income (loss)	$13,563	$6,486	$(22,960)	$(10,783)	$65,081	$(175,143)	$181,985	$(141,567)

Less: Net income attributable to non-controlling interests	(485)	10	(698)	(1,380)	(728)	(28)	(2,337)	(2,896)

Net income (loss) attributable to the shareholder of Dole Food Company, Inc	$13,078	$6,496	$(23,658)	$(12,163)	$64,353	$(175,171)	$179,648	$(144,463)

Earnings per share—Basic and Diluted:
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests	$13,061	$5,504	$(17,615)	$(13,194)	$83,206	$(139,185)	$(7,723)	$(96)
Net income (loss) attributable to Dole Food Company, Inc.	13,078	6,496	(23,658)	(12,163)	64,353	(175,171)	179,648	(144,463)

BALANCE SHEET DATA (at period end):	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012
	Successor	Successor	Successor	Successor	Successor	Successor	Predecessor
	(In thousands)
Cash and cash equivalents	$59,374	$43,381	$36,628	$83,210	$54,882	$64,640	$91,579
Working capital(2)	173,937	249,431	103,007	226,672	148,227	238,187	1,265,491
Total assets(3)	2,928,859	2,938,417	2,906,696	2,961,624	3,186,284	3,083,773	4,218,277
Total secured debt, net(3)	1,268,986	1,198,557	1,276,552	1,185,520	1,069,612	1,026,022	1,452,954
Long term debt, net(3)	1,243,725	1,170,201	1,219,533	1,147,062	1,039,195	1,026,982	1,504,417
Total liabilities and equity(3)	2,928,859	2,938,417	2,906,696	2,961,624	3,186,284	3,083,773	4,218,277
Total equity	497,619	603,644	477,198	590,257	566,204	527,449	712,526

CASH FLOW AND OTHER DATA:	March 25, 2017	March 26, 2016	December 31, 2016	January 2, 2016	January 3, 2015	For the Period November 2, 2013 to December 28, 2013	For the Period December 30, 2012 to November 1, 2013	December 29, 2012
	Successor	Successor	Successor	Successor	Successor	Successor	Predecessor	Predecessor
	(In thousands)
Cash paid for capital expenditures	$(5,837)	$(38,948)	$(156,131)	$(142,825)	$(259,533)	$(28,333)	$(99,580)	$(105,843)
Interest payments on borrowings	11,294	6,192	62,030	62,697	59,391	2,668	41,044	120,785
Cash flow provided by (used in) operating activities	24,297	(14,325)	30,501	20,221	92,763	(110,386)	(139,194)	45,278
Cash flow provided by (used in) investing activities	9,594	(31,837)	(97,917)	80,840	(151,219)	(241,699)	1,519,724	(75,581)
Cash flow provided by (used in) financing activities	(10,369)	7,158	22,049	(69,946)	52,240	56,639	(1,112,506)	(534)

(1)	Our fiscal year ends on the Saturday closest to December 31 of the applicable year. Fiscal year 2016 ended on December 31, 2016, fiscal year 2015 ended on January 2, 2016, fiscal year 2014 ended on January 3, 2015, fiscal year 2013 ended on December 28, 2013, and fiscal year 2012 ended on December 29, 2012. Fiscal years 2016, 2015, 2013 and 2012 were 52 week years and fiscal 2014 was a 53 week year. The quarters ended March 25, 2017 and March 26, 2016 were twelve weeks in duration.
(2)	$9.1 million, ($26.3) million, and ($97.9) million of current net deferred tax assets (liabilities) are reflected in working capital as of January 3, 2015, December 28, 2013 and December 29, 2012, respectively, and have been reclassified and reflected as noncurrent net deferred tax assets (liabilities) in the subsequent accounting periods as a result of the adoption of ASU No. 2015-17—Balance Sheet Classification of Deferred Taxes, that required deferred income tax assets and liabilities to be presented as non-current in the consolidated balance sheets.
(3)	As a result of the adoption of ASU No. 2015-03—Interest—Imputation of Interest, we have reclassified certain debt issuance costs not related to our line-of-credit from prepaid expenses and other assets, and from other assets, net to notes payable and current portion of long-term debt, net and long-term debt, net from our previously audited financial statements. As of January 3, 2015, $5.4 million of debt issuance costs included in prepaid expenses and other assets were reclassified to notes payable and current portion of long-term debt, net and $13.5 million of debt issuance costs included in other assets, net were reclassified to long-term debt, net. As of December 28, 2013, $4.8 million of debt issuance costs included in prepaid expenses and other assets were reclassified to notes payable and current portion of long-term debt, net and $19.2 million of debt issuance costs included in other assets, net were reclassified to long-term debt, net. As of December 29, 2012, $3.3 million of debt issuance costs included in prepaid expenses and other assets were reclassified to notes payable and current portion of long-term debt, net and $8.2 million of debt issuance costs included in other assets, net were reclassified to long-term debt, net.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, as discussed in “Special Note Regarding Forward Looking Statements.” Our actual results could differ materially. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Our fiscal year ends on the Saturday closest to December 31. References to fiscal years 2016, 2015 and 2014 are references to the fiscal year ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Fiscal years 2016 and 2015 were 52-week years and fiscal 2014 was a 53-week year.

General Overview

Founded in 1851, Dole Food Company is one of the world’s leading producers, marketers and distributors of fresh fruit and fresh vegetables. We provide retail, wholesale and foodservice customers around the world with a diverse portfolio of the highest quality fresh fruit and vegetable products bearing the DOLE brand and other brands. Our most significant products hold leading market share positions in their respective markets. We are one of the world’s largest producers of bananas and pineapples, and a leader in other fresh fruit, value-added and fresh-packed vegetables, and berries. We sell and distribute our fruit and vegetable products throughout our network in North America, Europe, Latin America, South Africa and Dubai. We believe our brand has global appeal, as we offer products that provide value and convenience, and align strongly with the growing emphasis on maintaining a healthy, balanced lifestyle.

The DOLE brand is one of the most recognized brands for fresh fruit in the United States, as evidenced by our 63% unaided consumer brand awareness—25% higher than that of our closest competitor, according to a survey conducted in 2016 by major global research company IPSOS. In a recent survey conducted by Reputation Institute measuring the reputation of approximately 800 companies in the United States, DOLE ranked as the highest fresh food brand and was the 18th most reputable brand overall. We believe that consumers and retailers around the world both recognize and associate the DOLE brand with premium food products, which enables us to enter new markets and attract customers, and contributes significantly to maintaining our leading positions in the markets that we serve.

We have built an integrated supply chain and operating platform by owning farmland, manufacturing plants, pack houses, ships, containers and port and research facilities. As of March 25, 2017, we owned and operated approximately 124,000 acres of farms and other land holdings around the world, including approximately 14,800 acres of actively marketed idle land for sale in Oahu, Hawaii. In addition, we own a fleet of 15 refrigerated ships, 13 of which are dedicated to our operations, operate approximately 15,600 refrigerated containers and utilize six salad manufacturing plants. Our iconic brand, commitment to product quality, sustainability, food safety, nutrition education, customer service and consumer marketing programs, while maintaining competitive pricing, enhances our position within the fresh food industry. We believe that our infrastructure, combined with our market-leading logistics and distribution management capabilities, allows us to grow, source, process and distribute the highest quality and freshest products worldwide.

Key Factors of Our Results of Operations

Balance of Supply and Demand

Our business is highly impacted by the balance of supply and demand for our products. For many of our products, we decide the specific source and quantities to grow or purchase at the beginning of the applicable growing season, which is typically many months before the product will be sold. Although we make these supply decisions and allocate products to our markets based on our expectations of market conditions, these conditions may change before the produce is sold. Our products are also highly perishable. Due to the long lead time required to bring our products to market and their short shelf life, we are not always able to time our sale of products to take advantage of market changes. Accordingly, our results of operations are affected if we are required to sell our products at lower prices than we expected, or have surplus product that needs to be cleared.

Pricing and Volumes

Our revenues are driven by our ability to achieve favorable pricing and increase volumes. Our pricing is driven by factors such as our premium brand, the high quality of our products and our ability to consistently meet our customers’ demands in terms of reliable product flow, available product volumes, and the corporate sustainability and responsibility behind our products. We generally enter into contracts with our retail customers to insulate ourselves from fluctuations in prices for some of our core products.

Foreign Currency Fluctuations

Our international sales are usually transacted in the U.S. dollar and European currencies. Our revenues are impacted by fluctuations in the value of the currency in which we sell versus the U.S. dollar. We source our products from foreign countries throughout the world. Our costs are impacted by fluctuations in the value of the currency where we source or have significant operations versus the U.S. dollar.

We enter into foreign currency exchange forward contracts from time to time to reduce our risk related to foreign currency fluctuations that impact our revenues and costs.

Volatility in Commodity Costs

Our business is heavily dependent on raw materials and other inputs, such as fuel, containerboard, fertilizers, plastic resins and other commodity costs used in the growing, packaging, manufacturing and distribution of our products. Changes in the costs of raw materials and other inputs have historically impacted and are expected to continue impacting our profitability. Increases in commodity costs have in the past resulted in, and may in the future result in, price increases in our portfolio of products to mitigate the impact of such increased costs.

Farm Productivity

We are highly focused on the productivity of our farms, particularly crop yields, since increased farm productivity reduces product cost and increases operating margin. We undertake research and development directed toward sustaining and improving product yields and product quality. By achieving higher volumes on a per acre basis, we keep input and labor costs down and reduce the average per box product cost.

Key Components of Our Results of Operations

Revenues

Our revenues are derived from three main sources: product sales, services and commercial cargo.

Product revenues include sales of our core business products (i.e. fresh fruits and fresh vegetables) and other revenue invoiced to customers (e.g., handling and surcharges). Revenues from services include non-core business activities such as sales of paper boxes or related services, commissions and royalties. Commercial cargo revenue includes sales from transportation of third-party cargo on our vessels. Promotions, allowances and sales incentives given to customers are deducted from total revenues.

Cost of Products Sold

Cost of products sold comprises product, distribution and shipping costs.

Our product costs include purchased costs from independent growers or third-party suppliers, contracted growing costs and the costs of our own processed or farmed goods. Other significant components include payroll and employee benefits, as well as costs of materials, such as raw products, chemicals, fertilizers and packaging.

Distribution and shipping costs mainly include freight expenses, duties and licenses resulting from importation charges from government agencies or rights to import or export to certain markets, service costs such as stevedoring, hauling and warehousing, and rental expenses of equipment, infrastructure and charter hire, among others. The cost of fuel for our vessels is also a significant component of our shipping cost.

Other important components in each of the categories of cost of products sold are amortization and depreciation, maintenance and repairs, utilities, and taxes other than income.

Selling, Marketing and General and Administrative Expenses

SMG&A expenses primarily include the costs associated with our sales departments, as well as advertising and promotion related costs. General and administrative expenses mainly include the costs associated with the overhead and administration of our corporate and regional offices. We expect our general and administrative expenses to increase as we incur additional legal, accounting, insurance and other expenses associated with being a public company.

Description of Segments

We have two primary reportable segments: fresh fruit and fresh vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases.

Fresh Fruit. The fresh fruit reportable segment sells bananas, pineapples and deciduous fruit, which are sourced from local growers or Dole-owned or leased farms primarily located in Latin America and South Africa, with significant selling locations in North America and Western Europe.

Fresh Vegetables. The fresh vegetables reportable segment sells packaged salads and has a line of fresh-packed products that includes iceberg, romaine and leaf lettuces, celery, and fresh berries including strawberries, blueberries, raspberries and blackberries. These products are sourced from North America and Latin America, and substantially all of the sales for fresh vegetables are generated in North America.

We also have an “Other” reportable segment, that procures and distributes fresh fruit in Sweden and sells fresh cut flowers within Western Europe, and a corporate reporting segment.

Results of Operations

Quarter Ended March 25, 2017 Compared to Quarter Ended March 26, 2016

Selected results of operations for the quarters ended March 25, 2017 and March 26, 2016 were as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Revenues, net	$1,035,535	$1,050,735
Cost of products sold	(954,144)	(984,538)
Gross profit	81,391	66,197
Selling, marketing and general and administrative expenses	(48,396)	(42,111)
Merger transaction, litigation settlement and other related costs	6,817	(32)
Gain on asset sales	2,281	1,408
Operating income	42,093	25,462
Other income (expense), net	(995)	(4,721)
Interest income	923	1,444
Interest expense	(17,288)	(14,898)
Income taxes	(11,781)	(1,691)
Earnings (loss) from equity method investments	594	(102)
Income (loss) from continuing operations, net of income taxes	13,546	5,494
Income from discontinued operations, net of income taxes	17	992
Net income (loss)	13,563	6,486
Less: Net (income) loss attributable to noncontrolling interests	(485)	10
Net income (loss) attributable to the shareholder of Dole Food Company, Inc.	13,078	6,496

Revenues

Revenues for the quarter ended March 25, 2017 decreased 1% to $1.04 billion from $1.05 billion for the quarter ended March 26, 2016. Revenues decreased by $81.4 million due to the sale of the Swedish fresh fruit procurement and distribution operation in January 2017. Fresh fruit revenues increased 7%, or $48.5 million. Fresh fruit revenues increased due to higher volumes of bananas sold in Europe and Asia, higher worldwide volumes of pineapples, higher volumes of Chilean deciduous fruit and higher volumes of South African diversified fruit. Fresh vegetables revenues increased 7%, or $18.5 million, due to higher sales of packaged salads. In the first quarter of 2016, packaged salads revenues were impacted by the January 2016 voluntary recall of packaged salads produced in the Springfield, Ohio facility that was temporarily shut down for four months.

Cost of Products Sold

Cost of products sold for the quarter ended March 25, 2017 decreased 3% to $954.1 million from $984.5 million for the quarter ended March 26, 2016. Cost of products sold decreased by $80.8 million due to the sale of the Swedish fresh fruit procurement and distribution operation in January 2017. This decrease was offset by higher fresh fruit costs due to higher volumes of bananas sold in Europe and Asia. Improved yields from owned farms and lower purchased fruit costs resulted in lower banana fruit costs on a per box basis. Cost of products sold was also higher due to higher volumes of Chilean deciduous fruit and South African diversified fruit. Pineapple costs were higher due to higher sales volumes. Fresh vegetables cost of products sold increased due to higher labor, growing and contract costs in the fresh packed vegetables business. Costs per box were 25% higher due to poor yield as a result of adverse weather conditions.

Selling, Marketing and General and Administrative Expenses

Selling, marketing and general and administrative expenses for the quarter ended March 25, 2017 increased 15% to $48.4 million from $42.1 million for the quarter ended March 26, 2016. The increase was due to

$2.1 million of higher marketing expenses in the packaged salads business and $2.0 million of higher incentive compensation expense across the fresh vegetables segment. In addition, selling expenses in the fresh fruit segment were $1.5 million higher due to higher bad debt expenses.

Merger Transaction, Litigation Settlement and Other Related Costs

Merger transaction, litigation settlement and other related costs for the quarter ended March 25, 2017 increased to $6.8 million income from a $32 thousand loss for the quarter ended March 26, 2016. During the first quarter of 2017, Dole benefitted from an insurance settlement of $7.3 million related to the federal securities litigation associated with the November 1, 2013 going private merger transaction. See “Business—Legal Proceedings.”

Gain on Asset Sales

Gain on asset sales for the quarter ended March 25, 2017 increased 62% to $2.3 million from $1.4 million for the quarter ended March 26, 2016. The increase was due to the sale of the Swedish fresh fruit procurement and distribution operation in January 2017.

Operating Income

For the quarter ended March 25, 2017, operating income increased to $42.1 million from $25.5 million for the quarter ended March 26, 2016.

Fresh fruit operating income increased due to lower fruit costs and improved pricing for bananas sold in North America. This was offset by higher product and distribution costs in diversified fruit sold in Europe. Fresh vegetables operating income increased due to higher earnings for packaged salads, partially offset by lower earnings in the fresh-packed vegetables operations. Operating income also benefited from insurance settlement income of $7.3 million recorded in the first quarter of 2017 related to the federal securities litigation associated with the November 1, 2013 going private merger transaction. See “Business—Legal Proceedings.”

Other Income (Expense), Net

For the quarter ended March 25, 2017, other income (expense), net was expense of $1.0 million, compared to expense of $4.7 million for the quarter ended March 26, 2016. The increase in other income was attributable to $0.9 million of lower foreign currency exchange loss on foreign currency denominated intercompany borrowings, $1.2 million of gain on derivative instruments, and $1.7 million of higher investment gains on investment holdings held in rabbi trust for executive benefit plans.

Interest Expense

Interest expense for the quarter ended March 25, 2017 increased to $17.3 million, compared to $14.9 million for the quarter ended March 26, 2016. Interest expense increased due to the addition of loan facilities to finance three new vessels and farm purchases in Costa Rica and Chile. There was also a higher balance on the ABL revolver in the first quarter of 2017.

Income Taxes

Income taxes for the quarter ended March 25, 2017 were $11.8 million compared to $1.7 million for the quarter ended March 26, 2016. Income tax expense increased $10.1 million due to the higher level of earnings in 2017 taxed at the statutory rate and the larger permanent difference for foreign earnings taxed at the U.S. rate.

Earnings (loss) from Equity Method Investments

Earnings (loss) from equity method investments increased to earnings of $0.6 million for the quarter ended March 25, 2017 compared to a loss of $0.1 million for the quarter ended March 26, 2016. The increase was due to higher earnings from our equity investments in Guatemala and Argentina.

Discontinued Operations

For the quarter ended March 25, 2017, income from discontinued operations, net of income taxes, was $17,000 compared to $1.0 million for the quarter ended March 26, 2016. Included in discontinued operations are adjustments to indemnification accruals recorded for tax related items. These items are directly related to the sale of the Dole packaged foods segment and the Asia fresh business, or collectively referred to as Dole Asia to ITOCHU Corporation in fiscal 2013 for $1.69 billion. As of March 25, 2017, we had either settled all tax disputes with ITOCHU in all of the material tax jurisdictions or the pre-disposition statute of limitations had run out in the material tax jurisdictions. As of March 25, 2017, the maximum remaining exposure under the indemnification agreement with ITOCHU was not material to the consolidated financial statements, and as such, we do not believe that these items will have a material impact to discontinued operations in the future.

Fiscal Year 2016 Compared to Fiscal Year 2015

Selected results of operations for the years ended December 31, 2016 and January 2, 2016 were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Revenues, net	$4,507,262	$4,646,413
Cost of products sold	(4,238,625)	(4,309,160)
Gross profit	268,637	337,253
Selling, marketing and general and administrative expenses	(193,050)	(234,126)
Merger transaction, litigation settlement and other related costs	(70,042)	(67,275)
Gain on asset sales	15,878	19,755
Operating income	21,423	55,607
Other income (expense), net	3,015	13,534
Interest income	5,047	5,036
Interest expense	(70,170)	(62,937)
Income taxes	27,145	(22,319)
Loss from equity method investments	(3,377)	(735)
Loss from continuing operations, net of income taxes	(16,917)	(11,814)
Income (loss) from discontinued operations, net of income taxes	(6,043)	1,031
Net loss	(22,960)	(10,783)
Less: Net income attributable to noncontrolling interests	(698)	(1,380)
Net loss attributable to Dole Food Company, Inc.	(23,658)	(12,163)

Revenues

Revenues for the year ended December 31, 2016 decreased 3% to $4.51 billion from $4.65 billion for the year ended January 2, 2016. Fresh fruit segment revenues increased 3%, or $91.2 million, primarily due to higher worldwide volumes of bananas and pineapples, as well as higher volumes of Chilean deciduous fruit. Fresh vegetables segment revenues decreased 18%, or $251.1 million, primarily due to lower volumes of fresh berries, lower packaged salads revenues, and lower pricing of fresh-packed vegetables. Fresh berries revenues decreased $133.2 million due to lower volumes. Revenues of our packaged salads operations decreased by $85.6 million mainly due to the impact of the January 2016 voluntary recall of packaged salads produced in the Springfield, Ohio facility that was temporarily shut down for four months in early 2016. Fresh-packed vegetables revenues also decreased as a result of lower pricing across all major product lines.

Cost of Products Sold

Cost of products sold for the year ended December 31, 2016 decreased 2% to $4.24 billion from $4.31 billion for the year ended January 2, 2016. The decrease was primarily attributable to lower costs in our fresh vegetables segment. Fresh vegetables costs decreased as a result of actions taken to reduce planted acreage of berries from an oversupplied North America berries market. These actions resulted in a reduction in berries volumes of 47% sold during fiscal 2016 as well as the associated costs. In addition, our value added operations had lower overall costs associated with the four month shutdown of our Springfield, Ohio salad plant in early 2016. See further discussion in “Business—Legal Proceedings.” In our fresh fruit segment, our total costs increased due to the impact of higher worldwide sales volumes for bananas, pineapples, and diversified fruits of 5%, 8% and 9%, respectively. However, improved yields from our owned farms and lower purchased fruit costs resulted in lower worldwide banana and pineapple fruit costs on a per box basis. Lower fuel prices contributed to lower shipping costs on a per box basis.

Selling, Marketing and General and Administrative Expenses

SMG&A expenses for the year ended December 31, 2016 decreased 18% to $193.1 million from $234.1 million for the year ended January 2, 2016. SMG&A expenses decreased due to $11.4 million of lower executive incentive compensation costs, $8.6 million of lower pension and legal costs, and $7.0 million of lower charitable contribution expenses. SMG&A also benefited from $5.6 million of lower selling and marketing costs in our packaged salads operations as a result of lower sales volumes and cost reduction measures.

Merger Transaction, Litigation Settlement and Other Related Costs

Merger transaction, litigation settlement and other related costs for the year ended December 31, 2016 increased 4% to $70.0 million from $67.3 million for the year ended January 2, 2016. Fiscal 2016 costs included legal fees and settlement of the federal securities litigation associated with the November 1, 2013 going private merger transaction. Fiscal 2015 costs included legal fees and settlement of the Delaware Court of Chancery lawsuit. See further discussion in “Business—Legal Proceedings.”

Gain on Asset Sales

Gain on asset sales for the year ended December 31, 2016 decreased 20% to $15.9 million from $19.8 million for the year ended January 2, 2016. The decrease was due to the collection of an earn out in fiscal 2015 related to the sale of a German subsidiary in our fresh fruit segment in 2012.

Other Income, Net

For the year ended December 31, 2016, other income (expense), net was $3.0 million, compared to $13.5 million for the year ended January 2, 2016. The decrease in other income was primarily attributable to $13.5 million of lower foreign currency exchange gains on foreign currency denominated intercompany borrowings. This was partially offset by $2.2 million of higher investment gains on investment holdings held in rabbi trust for executive benefit plans in fiscal 2016 and $2.0 million of higher refinancing charges in fiscal 2015.

Interest Expense

Interest expense for the year ended December 31, 2016 increased to $70.2 million, compared to $62.9 million for the year ended January 2, 2016. Interest expense increased primarily due to the addition of loan facilities to finance three new vessels.

Income Taxes

We recorded an income tax benefit of $27.1 million on $40.7 million of losses from continuing operations for the year ended December 31, 2016, reflecting a 66.7% effective tax rate for the year. Income tax expense decreased $49.5 million in fiscal 2016 compared to fiscal 2015 primarily due to the tax benefit on the federal securities litigation settlement and the absence in 2016 of the permanent differences between tax and financial reporting relating to our settlement with appraisal petitioners. The effective tax rate in fiscal 2015 was 198.6%.

Our effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in our various U.S. and foreign jurisdictions. For fiscal 2016, our income tax provision differs from the U.S. federal statutory rate applied to our pretax loss primarily due to operations in foreign jurisdictions that are taxed at different rates than the U.S. federal statutory rate.

We have not provided for U.S. federal income and foreign withholding taxes on approximately $2.2 billion of the excess of the amount for financial reporting over the tax basis of investments that are essentially permanent in duration. Management believes that such excess at December 31, 2016 will remain indefinitely invested at this time. Although management believes that cash generated by our U.S. operations will be sufficient to fund U.S. cash flow requirements in fiscal 2017, if significant differences arise between our anticipated and actual earnings estimates and cash flow requirements, we may be required to provide U.S. federal income tax and foreign withholding taxes on a portion of our anticipated fiscal 2017 foreign earnings which will increase our overall tax expense for that year. We have provided U.S. deferred income taxes on $75.0 million of foreign earnings at December 31, 2016.

See Note 6 to the consolidated financial statements included elsewhere in this prospectus for additional information about our income taxes.

Earnings (loss) from Equity Method Investments

Earnings (loss) from equity method investments decreased to a loss of $3.4 million for the year ended December 31, 2016 compared to a loss of $0.7 million for the year ended January 2, 2016. The decrease was primarily due to an impairment charge of $4.1 million related to one of our equity investments in North America.

Discontinued Operations

For the year ended December 31, 2016, loss from discontinued operations, net of income taxes, was $6.0 million compared to $1.0 million income from discontinued operations for the year ended January 2, 2016. Discontinued operations primarily includes adjustments to indemnification accruals recorded in discontinued operations primarily for tax related items. These items are directly related to the sale of the Dole packaged foods segment and Asia fresh business, or collectively referred to as Dole Asia, to ITOCHU Corporation during 2013 for $1.69 billion. As of December 31, 2016, we had either settled all tax disputes with ITOCHU in all of the material tax jurisdictions or the pre-disposition statute of limitations had run out in the material tax jurisdictions. As of December 31, 2016, the maximum remaining exposure under the indemnification agreement with ITOCHU was not material to the consolidated financial statements, and as such, we do not believe that these items will have a material impact to discontinued operations in the future.

Fiscal Year 2015 Compared to Fiscal Year 2014

Selected results of operations for the years ended January 2, 2016 and January 3, 2015 were as follows:

	Year Ended
	January 2, 2016	January 3, 2015
	(In thousands)
Revenues, net	$4,646,413	$4,786,420
Cost of products sold	(4,309,160)	(4,452,921)
Gross profit	337,253	333,499
Selling, marketing and general and administrative expenses	(234,126)	(248,664)
Merger transaction, litigation settlement and other related costs	(67,275)	(4,345)
Gain on asset sales	19,755	14,029
Operating income	55,607	94,519
Other income (expense), net	13,534	19,396
Interest income	5,036	4,168
Interest expense	(62,937)	(63,798)
Income taxes	(22,319)	28,992
Earnings (loss) from equity method investments	(735)	657
Income (loss) from continuing operations, net of income taxes	(11,814)	83,934
Income (loss) from discontinued operations, net of income taxes	1,031	(18,853)
Net income (loss)	(10,783)	65,081
Less: Net income attributable to noncontrolling interests	(1,380)	(728)
Net income (loss) attributable to Dole Food Company, Inc.	(12,163)	64,353

Revenues

Revenues for the year ended January 2, 2016 decreased 3% to $4.65 billion from $4.79 billion for the year ended January 3, 2015. The decrease in revenues is mainly due to unfavorable foreign currency exchange movements that primarily impacted our Euro and Swedish krona denominated revenues by approximately $265.5 million. Fresh fruit segment revenues decreased 5% or $159.5 million due to the unfavorable foreign currency movements discussed above, partially offset by higher volumes of bananas and higher pricing of pineapples. Fresh vegetables segment revenues increased 4% or $54.8 million primarily due to higher pricing and volumes for packaged salads, partially offset by lower pricing of strawberries. Revenues for fiscal 2014 were also benefited by approximately $85 million due to an additional week as a result of a 53-week year, as compared to a 52-week year in fiscal 2015.

Cost of Products Sold

Cost of products sold for the year ended January 2, 2016 decreased 3% to $4.31 billion from $4.45 billion for the year ended January 3, 2015. The decrease was due to lower costs in our fresh fruit segment. Fresh fruit costs benefited from lower fuel prices which contributed to lower worldwide shipping costs on a per box basis. In addition, net favorable foreign currency exchange movements of $170.4 million, primarily from the euro and Swedish krona resulted in lower cost of products sold. These lower costs were partially offset by higher pineapple fruit costs due to heavy rains in Costa Rica adversely impacting growing conditions and crop yields. Fresh vegetables cost of products sold were higher primarily as a result of an increase in packaged salads sales volumes of 5% in fiscal 2015. Despite a decrease in fresh-packed sales volumes of 9%, costs increased due to poor weather and growing conditions in the United States. In addition, cost of products sold in fiscal 2014 was impacted by $38.8 million of primarily higher inventory costs due to the application of acquisition accounting in connection with the Merger.

Selling, Marketing and General and Administrative Expenses

SMG&A expenses for the year ended January 2, 2016 decreased 6% to $234.1 million from $248.7 million for the year ended January 3, 2015. The decrease is primarily due to $22.2 million of restructuring charges recorded in SMG&A expenses during fiscal 2014 with no corresponding amounts incurred during fiscal 2015, partially offset by higher marketing costs in our fresh vegetables segment.

Merger Transaction, Litigation Settlement and Other Related Costs

Merger transaction, litigation settlement and other related costs for the year ended January 2, 2016 increased to $67.3 million from $4.3 million for the year ended January 3, 2015. The increase is due to the settlement of the Delaware Court of Chancery lawsuit during fiscal 2015.

Gain on Asset Sales

Gain on asset sales for the year ended January 2, 2016 increased 41% to $19.8 million from $14.0 million for the year ended January 3, 2015. The increase was due to the collection of an earn out in fiscal 2015 related to the sale of a German subsidiary in 2012.

Other Income, Net

For the year ended January 2, 2016, other income (expense), net was $13.5 million, compared to $19.4 million for the year ended January 3, 2015. The decrease in other income was primarily attributable to $2.7 million of lower foreign currency exchange gains on foreign currency denominated intercompany borrowings, higher refinancing charges of $1.7 million, and $1.3 million of lower investment gains on investment holdings held in rabbi trust for executive benefit plans.

Interest Expense

Interest expense for the year ended January 2, 2016 decreased slightly to $62.9 million, compared to $63.8 million for the year ended January 3, 2015. Interest expense decreased primarily due to higher capitalized interest for the construction of three new vessels, offset by additional interest due to the incremental borrowing of $100 million under the term loan on April 16, 2015.

Income Taxes

Income tax expense for the year ended January 2, 2016 increased by $51.3 million from fiscal 2014 due primarily to the permanent differences between tax and financial reporting relating to our settlement with appraisal petitioners and the absence of the $28.6 million reduction of deferred tax liabilities attributable to a portion of the basis difference (financial reporting basis in excess of tax basis) in one of our foreign subsidiaries. As a result of the sale of our 40% ownership interest in Compagnie Financiere de Participations in the second quarter of fiscal 2014, this basis difference was considered essentially permanent in duration and the deferred tax liabilities were no longer necessary. The effective tax rate in 2014 was (53.4%). For fiscal 2015, our income tax provision differed from the U.S. federal statutory rate applied to our pretax income due to the permanent differences between tax and financial reporting relating to our settlement with appraisal petitioners and an increase in our liabilities for uncertain tax positions primarily relating to U.S. audit settlements. For fiscal 2014, our income tax provision differed from the U.S. federal statutory rate applied to our pretax income primarily due to the $28.6 million reduction of deferred tax liabilities attributable to a portion of the basis (financial reporting basis in excess of tax basis) in one of our foreign subsidiaries.

Earnings (loss) from Equity Method Investments

Earnings (loss) from equity method investments decreased to a loss of $0.7 million for the year ended January 2, 2016 compared to a gain of $0.7 million for the year ended January 3, 2015. The decrease is primarily due to lower earnings from our equity investments in Latin America, and the sale of Compagnie Financiere de Participations during fiscal 2014.

Discontinued Operations

For the year ended January 2, 2016, income from discontinued operations, net of income taxes, was $1.0 million compared to $18.9 million loss from discontinued operations for the year ended January 3, 2015. Discontinued operations primarily includes adjustments to indemnification accruals recorded in discontinued operations primarily for tax related items. These items are directly related to the sale of Dole Asia to ITOCHU Corporation in 2013 for $1.69 billion.

Segment Results

Quarter Ended March 25, 2017 Compared to Quarter Ended March 26, 2016

Selected segment results of operations for the quarters ended March 25, 2017 and March 26, 2016 were as follows.

Revenues:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Fresh fruit	$742,895	$694,394
Fresh vegetables	282,747	264,274
Other	9,754	91,923
Corporate	139	144

	$1,035,535	$1,050,735

EBIT(1):

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Fresh fruit EBIT	$44,823	$42,500
Fresh vegetables EBIT	(981)	(10,433)
Other EBIT	1,836	(50)
Corporate EBIT	(3,063)	(9,934)

(1)	Our chief operating decision maker, or CODM, and management evaluate and monitor segment performance primarily through earnings before interest expense and income taxes before discontinued operations, or EBIT. EBIT is calculated by adding interest expense and income taxes to income (loss) from continuing operations, net of income taxes. Management believes that segment EBIT provide useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each segment in relation to Dole as a whole.

Fresh Fruit

Fresh fruit revenues for the quarter ended March 25, 2017 increased by $48.5 million to $742.9 from $694.4 million for the quarter ended March 26, 2016. Revenues from bananas increased due to higher volumes sold in Europe and Asia, as well as higher pricing in North America. Revenues from pineapples increased due to higher worldwide volumes, partially offset by lower pricing. Chilean deciduous fruit sales also increased due to higher volumes of grapes, apples and pears. In addition, South African diversified fruit revenues increased due to higher volumes, partially offset by lower pricing.

Fresh fruit EBIT for the quarter ended March 25, 2017 increased to $44.8 million from $42.5 million for the quarter ended March 26, 2016. Fresh fruit EBIT increased due to lower fruit costs and improved pricing for bananas sold in North America. This was offset by higher product and distribution costs for diversified fruit sold in Europe.

Fresh Vegetables

Fresh vegetables revenues for the quarter ended March 25, 2017 increased by $18.5 million to $282.7 million from $264.3 million for the quarter ended March 26, 2016, due to higher sales in packaged salads. In the first quarter of 2016, packaged salads revenues were impacted by the January 2016 voluntary recall of packaged salads produced in the Springfield, Ohio facility that was temporarily shut down for four months. This increase was partially offset by lower sales of blueberries.

Beginning in January 2016, Dole voluntarily suspended operations at its Springfield, Ohio production facility for a four month period, and voluntarily recalled all Dole-branded and private label packaged salads processed at that location. The voluntary suspension of operations and product recall was a result of a suspected link of the products to a listeria outbreak. Dole’s fiscal 2016 fresh vegetables segment EBIT was impacted by the packaged salads recall costs.

Fresh vegetables EBIT for the quarter ended March 25, 2017 increased to $1.0 million loss from $10.4 million loss for the quarter ended March 26, 2016. The improvement is due to higher EBIT from packaged salads due to higher pricing and lower freight and fixed costs, partially offset by higher marketing and general and administrative expenses.

Other

Revenues for the quarter ended March 25, 2017 decreased by $82.2 million to $9.8 million from $91.9 million for the quarter ended March 26, 2016. The decrease was due to the sale of our Swedish fresh fruit procurement and distribution operation in January 2017 for 85 million Swedish krona in cash (approximately $9.5 million). Revenues from the Swedish fresh fruit procurement and distribution operation were $0.1 million and $81.5 million for the quarters ended March 25, 2017 and March 26, 2016, respectively. EBIT from the Swedish fresh fruit procurement and distribution operation was not material for the quarter ended March 25, 2017 and the quarter ended March 26, 2016.

Corporate

Corporate EBIT include general and administrative costs not allocated to the operating segments. Corporate EBIT for the quarter ended March 25, 2017 were a loss of $3.1 million, compared to a loss of $9.9 million for the quarter ended March 26, 2016. Corporate EBIT improved due to insurance settlement income of $7.3 million recorded in the first quarter of 2017 related to the federal securities litigation associated with the November 1, 2013 going private merger transaction. See “Business—Legal Proceedings.”

Fiscal Year 2016 Compared to Fiscal Year 2015

Selected segment results of operations for the years ended December 31, 2016 and January 2, 2016 were as follows.

Revenues:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Fresh fruit	$3,000,830	$2,909,586
Fresh vegetables	1,129,980	1,381,033
Other	375,831	354,274
Corporate	621	1,520

	$4,507,262	$4,646,413

EBIT1:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Fresh fruit EBIT	$163,969	$120,639
Fresh vegetables EBIT	(42,006)	54,852
Other EBIT	(102)	476
Corporate EBIT	(95,753)	(102,525)

[1]	Our chief operating decision maker, or CODM, and management evaluate and monitor segment performance primarily through earnings before interest expense and income taxes before discontinued operations, or EBIT. EBIT is calculated by adding interest expense and income taxes to income (loss) from continuing operations, net of income taxes. Management believes that segment EBIT provides useful information for analyzing the underlying business results and is a metric for investors to evaluate the financial results of each segment in relation to Dole as a whole.

Fresh Fruit

Fresh fruit revenues for the year ended December 31, 2016 increased to $3.0 billion from $2.91 billion for the year ended January 2, 2016. Revenues from our banana and pineapple operations increased primarily due to higher volumes sold in North America of approximately 4% and 16%, respectively. Deciduous fruit revenues also increased primarily due to higher pricing and volumes of cherries as well as higher volumes of blueberries and apples. Net unfavorable foreign currency exchange movements in our selling locations resulted in lower revenues of approximately $11.4 million.

Fresh fruit EBIT for the year ended December 31, 2016 increased to $164.0 million from $120.6 million for the year ended January 2, 2016. Fresh fruit EBIT increased primarily due to $23.8 million of lower worldwide banana fruit costs and $38.4 million of lower worldwide shipping costs. EBIT from pineapples were higher due to $17.2 million of lower worldwide fruit and shipping costs. EBIT was also impacted by lower pricing for bananas and pineapples sold in North America. In addition, fresh fruit EBIT in 2015 included $12.2 million of income related to the favorable resolution of legal matters.

Fresh Vegetables

Fresh vegetables revenues for the year ended December 31, 2016 decreased to $1.13 billion from $1.38 billion for the year ended January 2, 2016, primarily due to $119.8 million of lower volumes of strawberries. Lower volumes of strawberries were due to planned acreage reductions as a result of an oversupplied market. Packaged salads revenues decreased by $85.6 million mainly due to the four month voluntary and temporary plant shut down and related decrease in production capacity in the Springfield, Ohio facility. Our fresh-packed vegetables operations also experienced $42.7 million in lower pricing across all major product lines.

In early 2016, we voluntarily suspended operations at our Springfield, Ohio production facility, and voluntarily recalled all DOLE-branded and private label packaged salads processed at that location. The voluntary suspension of operations and product recall was a result of a suspected link of the products to a listeria outbreak. Our fresh vegetables segment EBIT was impacted by the packaged salads recall costs, which totaled $25.5 million during the year ended December 31, 2016.

Fresh vegetables EBIT for the year ended December 31, 2016 decreased to a $42.0 million loss from $54.9 million of income for the year ended January 2, 2016. Fresh vegetables EBIT decreased mainly due to lower earnings in the packaged salads and fresh-packed vegetables operations. In addition to the $25.5 million of recall costs, there were also lower volumes and $58.4 million of higher product costs due to inefficiencies related to the re-opening of the Springfield, Ohio facility as well as additional product and transportation costs associated with servicing East Coast customers from our West Coast salad plant. This was partially offset by higher pricing for packaged salads. Our fresh-packed vegetables operations decreased mainly due to $42.7 million of lower pricing across our major product lines, partially offset by lower product costs. This decrease was partially offset by higher EBIT in the berries operations due to lower growing, labor and material costs, as well as lower SMG&A expenses across the fresh vegetables segment.

Other

Revenues for the year ended December 31, 2016 increased to $375.8 million from $354.3 million for the year ended January 2, 2016 primarily due to higher pricing and volumes in the Swedish fresh fruit procurement and distribution operation. During the fourth quarter of fiscal 2016, we entered into a definitive agreement to sell our Swedish fresh fruit procurement and distribution operation for 85 million Swedish krona in cash (approximately $9.3 million using the December 31, 2016 exchange rate). The transaction closed in January 2017. Revenues from the Swedish fresh fruit procurement and distribution operation were $337.1 million and $316.6 million for fiscal years 2016 and 2015, respectively. EBIT from the Swedish fresh fruit procurement and distribution operation was not material in fiscal years 2016 and 2015.

Corporate

Corporate EBIT includes general and administrative costs not allocated to the reportable segments. Corporate EBIT for the year ended December 31, 2016 was a loss of $95.8 million, compared to a loss of $102.5 million for the year ended January 2, 2016. Included in Corporate EBIT is $70.0 million and $67.3 million of expenses recorded in fiscal years 2016 and 2015, respectively, related to the Merger transaction, litigation settlement and other related items. Corporate EBIT improved primarily due to $11.4 million of lower executive incentive compensation expense, $4.0 million of lower pension benefit costs, and $4.6 million of lower legal costs, which were partially offset by a $16.4 million decrease in foreign currency exchange gains on foreign currency denominated intercompany borrowings.

Segment Results—Fiscal Year 2015 Compared to Fiscal Year 2014

Selected segment results of operations for the years ended January 2, 2016 and January 3, 2015 were as follows.

Revenues:

	Year Ended
	January 2, 2016	January 3, 2015
	(In thousands)
Fresh fruit	$2,909,586	$3,069,100
Fresh vegetables	1,381,033	1,326,218
Other	354,274	386,977
Corporate	1,520	4,125

	$4,646,413	$4,786,420

EBIT1:

	Year Ended
	January 2, 2016	January 3, 2015
	(In thousands)
Fresh fruit EBIT	$120,639	$126,746
Fresh vegetables EBIT	54,852	28,960
Other EBIT	476	203
Corporate EBIT	(102,525)	(37,169)

[1]	Our CODM and management evaluate and monitor segment performance primarily through EBIT. EBIT is calculated by adding interest expense and income taxes to income (loss) from continuing operations, net of income taxes. Management believes that segment EBIT provides useful information for analyzing the underlying business results and is a metric for investors to evaluate the financial results of each segment in relation to Dole as a whole.

Fresh Fruit

Fresh fruit revenues for the year ended January 2, 2016 decreased to $2.91 billion from $3.07 billion for the year ended January 3, 2015. The decrease was primarily due to unfavorable foreign currency exchange movements of approximately $191.8 million that impacted our foreign currency denominated fresh fruit revenues. Revenues were also lower due to lower pricing of our Chilean deciduous fruit. These decreases were offset by higher worldwide banana volumes, partially offset by lower pricing. Higher worldwide pricing of pineapples also benefitted revenues.

Fresh fruit EBIT for the year ended January 2, 2016 decreased to $120.6 million from $126.7 million for the year ended January 3, 2015. EBIT decreased primarily due to unfavorable foreign currency exchange movements of $88.0 million and lower pricing of bananas sold in North America, higher banana fruit costs and lower pricing of Chilean grapes sold in North America. These decreases were partially offset by $40.4 million of lower worldwide shipping costs and lower selling and marketing expenses in North America, and by higher pricing and lower shipping costs for pineapples sold worldwide. Fiscal 2015 also benefitted from $12.2 million of income recorded related to the favorable resolution of certain legal matters. In addition, EBIT in fiscal 2014 was impacted by $38.2 million of primarily higher inventory costs due to the application of acquisition accounting in connection with the Merger.

Fresh Vegetables

Fresh vegetables revenues for the year ended January 2, 2016 increased to $1.38 billion from $1.33 billion for the year ended January 3, 2015. Packaged salads revenues increased $72.9 million primarily due to higher pricing and volumes. Fresh-packed vegetables revenues increased as a result of higher pricing of our lettuce products and celery. These benefits were offset by lower revenues for berries mainly due to $41.7 million of lower strawberry pricing.

Fresh vegetables EBIT for the year ended January 2, 2016 increased to $54.9 million from $29.0 million for the year ended January 3, 2015. Fresh vegetables EBIT increased primarily due to $22.1 million higher earnings in packaged salads due to higher pricing and volumes. Fresh-packed vegetables EBIT also increased by $17.5 million due to higher pricing of our lettuce products and celery. These benefits were offset by $18.4 million of lower EBIT for berries as a result of lower pricing, partially offset by lower berry growing costs.

Other

Revenues for the year ended January 2, 2016 decreased to $354.3 million from $387.0 million for the year ended January 3, 2015. The decrease was primarily due to net unfavorable foreign currency exchange movements of approximately $73.7 million, partially offset by higher pricing and volumes in the Swedish fresh fruit procurement and distribution operation. Other EBIT for the year ended January 2, 2016 increased to $0.5 million from $0.2 million for the year ended January 3, 2015.

Corporate

Corporate EBIT for the year ended January 2, 2016 was a loss of $102.5 million, compared to a loss of $37.2 million for the year ended January 3, 2015. Corporate EBIT decreased mainly due to $67.3 million of costs recorded in fiscal 2015 related to the Merger transaction, litigation settlement and other related items.

Liquidity and Capital Resources

Overview

As of March 25, 2017, we had cash and cash equivalents of $59.4 million, excluding restricted cash and investments of $6.3 million, and an asset-based lending senior secured revolving credit facility, or the ABL revolver, of up to $175.0 million. The ABL revolver is subject to a borrowing base consisting of the trade receivables and inventory of domestic subsidiaries. At March 25, 2017, the amount available to be borrowed was $153.0 million, which was the lower of the borrowing base or the revolver cap. At March 25, 2017, our borrowings under the ABL revolver were $53.7 million. After taking into account approximately $18.1 million of outstanding letters of credit issued under the ABL revolver, we had $81.2 million available for cash borrowings.

At March 25, 2017, we had total outstanding debt borrowings of $1.29 billion (consisting primarily of asset-based loans, notes, and the term loan). Amounts outstanding under the term loan were $781.5 million at March 25, 2017.

On April 6, 2017, we refinanced our term loan, our ABL revolver, and our 7.25% Senior Secured Notes due 2019. As a result of the refinancing, we entered into a new term credit agreement, or the new term loan, and a new asset based revolving credit agreement, or the new ABL revolver. The new term loan consists of $950 million of syndicated borrowings that requires quarterly principal payments of $5.9 million, commencing on September 30, 2017, during the first four years and principal payments of $11.9 million due quarterly during the remainder of the term of the facility, plus a balloon payment due on the maturity date of April 6, 2024. The new ABL revolver provides for borrowing capacity up to $175 million and matures on April 6, 2022. Our 7.25% senior secured notes were replaced with $300 million of Senior Secured Notes due June 15, 2025, or the 2025 Notes. For further information on the details of the new term loan, the new ABL revolver, and the 2025 notes, see “Description of Certain Indebtedness.”

We believe that available borrowings under our revolving credit facility and subsidiaries’ uncommitted lines of credit, together with our existing cash balances, future cash flow from operations, planned asset sales and access to capital markets will enable us to meet our working capital, capital expenditure, debt maturity and other commitments and funding requirements for the next 12 months and the foreseeable future. We expect our capital expenditure for fiscal 2017 to be less than $100 million. Management’s plan is dependent upon the occurrence of future events which will be impacted by a number of factors including the availability of refinancing, the general economic environment in which we operate, our ability to generate cash flows from our operations, and our ability to attract buyers for assets being marketed for sale. Factors impacting our cash flow from operations include such items as commodity prices, interest rates and foreign currency exchange rates, among other things as more fully set forth in “Risk Factors” elsewhere in this prospectus.

We have both domestic and foreign debt. As of March 25, 2017, we had approximately $1.14 billion and $162.2 million of domestic and foreign debt, respectively. In addition, we had domestic and foreign cash of $14.5 million and $44.8 million, respectively. As of March 25, 2017, management believes that cash generated by our U.S. operations will be sufficient to fund U.S. cash flow requirements, and as such, we are not projecting any impact on liquidity for the cash taxes associated with the repatriation of offshore cash. However, if these funds are repatriated to the U.S., we will be subject to additional cash taxes including withholding taxes applied by the country of origin and U.S. federal income tax, after utilization of any net operating loss carryforwards and net of any allowable foreign tax credits.

Quarter Ended March 25, 2017 Compared to Quarter Ended March 26, 2016

Sources and Uses of Cash:

	Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Cash flow provided by (used in):
Operating activities	$24,297	$(14,325)
Investing activities	9,594	(31,837)
Financing activities	(10,369)	7,158
Foreign currency impact	(776)	(825)

Increase (decrease) in cash	$22,746	$(39,829)

Cash flow provided by operating activities was $24.3 million for the quarter ended March 25, 2017, compared to cash flow used in operating activities of $14.3 million for the quarter ended March 26, 2016. The increase in cash flow was mainly due to improved earnings as well as lower grower payments and lower marketing and advertising payments in the fresh vegetables segment.

Cash flow provided by investing activities was $9.6 million for the quarter ended March 25, 2017, compared to $31.8 million of cash flow used in investing activities for the quarter ended March 26, 2016. The increase in cash flow was primarily due to lower capital expenditures. Capital expenditures in the prior year were mainly related to payments for the building of three new vessels, farm purchases in Latin America, and infrastructure improvement and renovation of the Springfield, Ohio production facility. Cash flow also increased due to higher proceeds from asset sales mainly due to the sale of the Swedish fresh fruit procurement and distribution operation.

Cash flow used in financing activities was $10.4 million for the quarter ended March 25, 2017, compared to cash flow provided by financing activities of $7.2 million for the quarter ended March 26, 2016. The decrease in cash flow was primarily attributable to higher debt repayments, net of borrowings.

Fiscal Year 2016 Compared to Fiscal Year 2015 and Fiscal Year 2015 Compared to Fiscal Year 2014

Sources and Uses of Cash:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Cash flows provided by (used in):
Operating activities	$30,501	$20,221	$92,763
Investing activities	(97,917)	80,840	(151,219)
Financing activities	22,049	(69,946)	52,240
Foreign currency impact	(1,215)	(2,787)	(3,542)

Increase (decrease) in cash	$(46,582)	$28,328	$(9,758)

Cash Flows from Operating Activities

Cash flows provided by operating activities were $30.5 million for the year ended December 31, 2016, compared to $20.2 million for the year ended January 2, 2016. The increase was mainly due to higher accrued liabilities related to the federal securities litigation loss contingency and lower receivables. This increase was partially offset by higher levels of prepaid expenses.

Cash flows provided by operating activities were $20.2 million for the year ended January 2, 2016, compared to $92.8 million for the year ended January 3, 2015. The decrease was primarily attributable to lower income, as well as lower accrued liabilities due to payments of Merger-related litigation settlements and liabilities associated with Dole Asia. In addition, there were lower liabilities related to other legal matters. Higher levels of inventory and lower accounts payable due to the timing of payments also contributed to the decrease.

Cash Flows from Investing Activities

Cash flows used in investing activities were $97.9 million for the year ended December 31, 2016, compared to cash flow provided by investing activities of $80.8 million for the year ended January 2, 2016. The $178.8 million decrease in cash flows from investing activities is primarily attributable to an increase in capital expenditures during fiscal 2016 of $13.3 million and inflows received during fiscal 2015 with no comparable amounts received during fiscal 2016 related to the release of $233.4 million of restricted cash that was used to settle the appraisal action litigation discussed in Note 17 to the consolidated financial statements included elsewhere in this prospectus. The increased capital expenditures relates to higher payments for the building of three new vessels, farm purchases in Latin America, and infrastructure improvement and renovation of the Springfield, Ohio production facility. These decreases were primarily offset by an increase in investing activities of $54.0 million related to related party note repayments received during fiscal 2016 and loaned during fiscal 2015.

Cash flows provided by investing activities were $80.8 million for the year ended January 2, 2016, compared to cash flows used in investing activities of $151.2 million for the year ended January 3, 2015. The $232.1 million increase in cash flows from investing activities is primarily attributable to a $233.4 million release of restricted cash during fiscal 2015 discussed above and lower capital expenditures. In fiscal 2014, capital expenditures included the purchase of banana and pineapple farms in Costa Rica and the purchase of an aircraft. These increases were partially offset by cash loaned for related party notes in fiscal 2015 with no comparable amounts loaned during fiscal 2014.

Cash Flows from Financing Activities

Cash flows provided by financing activities were $22.0 million for the year ended December 31, 2016, compared to cash flows used in financing activities of $69.9 million for the year ended January 2, 2016. The increase was primarily attributable to the repurchase of common stock in fiscal 2015 in connection with the Merger transaction. This increase was partially offset by dividend payments made in fiscal 2016, equity contributions received in fiscal 2015, as well as higher debt repayments, net of borrowings.

Cash flows used in financing activities were $69.9 million for the year ended January 2, 2016, compared to cash flows provided by financing activities of $52.2 million for the year ended January 3, 2015. The decrease was primarily attributable to the repurchase of common stock in the Merger for the settlement with the appraisal petitioners, offset by higher debt borrowings, net of repayments.

On December 11, 2015, we entered into two secured loan facilities, or the vessel facility, of up to $111 million to finance a portion of the acquisition costs of our three new vessels. The vessel facility allows us to borrow up to 70% or $37 million of the contract cost of each vessel, collateralized by the completed vessel. At December 31, 2016, our borrowings under the vessel facility were $104.1 million.

On June 23, 2016, we acquired approximately 1,000 gross hectares of farms in Chile for $36 million. In connection with the purchase, we entered into a secured long-term asset financing arrangement for $28.8 million to finance 80% of the farm purchase. The long-term financing arrangement is collateralized by the acquired farms and related assets. At December 31, 2016, our borrowings under this arrangement were $28.8 million.

On July 1, 2016, we acquired approximately 837 gross hectares of pineapple farms in Costa Rica. In connection with the purchase, we entered into a secured long-term asset financing arrangement for up to $16.0 million to finance the farm purchase. The long-term financing arrangement is collateralized by the farms and related assets. At December 31, 2016, our borrowings under this arrangement were $14.0 million.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as those arrangement are defined by the SEC, that are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources. As noted below under “Contractual Obligations,” there are various commitments we have associated with our business, such as lease commitments and open purchase obligations, which are not recorded as liabilities on our balance sheet as of December 31, 2016 because we have not yet received the related goods or services as of December 31, 2016.

Contractual Obligations

The following table summarizes our contractual obligations and commitments at December 31, 2016, certain of which are discussed in greater detail below.

	Payments Due by Period
	Less Than 1 Year	1-2 Years	3-4 Years	After 4 Years	Total
	(In thousands)
Contractual obligations:
Fixed rate debt(2)	$1,406	$301,080	$—	$—	$302,486
Variable rate debt(2)	78,363	819,432	27,008	82,048	1,006,851
Interest payments on fixed and variable rate debt(2)	61,547	75,010	7,355	9,640	153,552
Non-cancelable operating lease commitments	89,178	129,081	68,137	102,815	389,211
Purchase obligations(1)	619,091	250,604	50,207	66	919,968
Minimum required pension funding	20,271	38,025	27,106	49,800	135,202
Postretirement benefit payments	2,653	5,136	4,917	9,954	22,660

Total contractual cash obligations	$872,509	$1,618,368	$184,730	$254,323	$2,929,930

(1)	Includes $35.9 million of purchase commitments with an original term of less than one year.
(2)	As described in “Description of Certain Indebtedness”, we refinanced our term loan, our 7.25% senior secured notes due 2019, and our asset based lending facility on April 6, 2017. As a result, the timing and amounts of our debt principal payments and interest payments have changed. The following depicts the pro forma impact to the fixed rate debt, variable rate debt, and interest payments on fixed and variable rate debt commitments as of December 31, 2016 as a result of the April 6, 2017 refinancing:

	Pro Forma Payments Due by Period
	(In thousands)
	Less Than 1 Year	1-2 Years	3-4 Years	After 4 Years	Total
Fixed rate debt(a)	$1,406	$1,080	$—	$300,000	$302,486
Variable rate debt(b)	32,801	73,832	92,321	913,298	1,112,252
Interest payments on fixed and variable rate debt(c)	62,428	121,660	116,184	148,172	448,444

(a)	On April 6, 2017, we completed the sale and issuance of $300 million aggregate principal amount of 7.25% Senior Secured Notes due June 15, 2025 that replaced the 7.25% Senior Secured Notes due 2019. Accordingly, a pro-forma adjustment has been made to eliminate the contractual payment due under the 7.25% Senior Secured Notes due 2019, and to add in the contractual payment of the 7.25% Senior Secured Notes due June 15, 2025.
(b)

On April 6, 2017, we entered into a new term credit agreement and a new asset-based revolving credit agreement. The proceeds from the new term loan were used to repay the existing term loan and the revolving credit facility. Contractual payments related to variable rate debt reflects (i) an elimination of amounts due under the revolving credit facility of $63.1 million as of December 31, 2016, which was repaid by the new term loan proceeds, (ii) the elimination of contractual principal payments due under the term loan offset by, (iii) the contractual payments due under the new term loan.
(c)	The interest payments on fixed and variable rate debt represents the elimination of historical interest expense under the revolving credit facility and the term loan which has been offset by the addition of new interest expense due under the new term loan.

The table above includes the interest payments we owe on our long-term debt. We have assumed no additional borrowings or repayments. For debt that has variable interest rates, we have calculated future interest obligations based on the interest rate for that debt as of December 31, 2016. Details of our fixed rate and variable rate debt can be found in Note 11 to the consolidated financial statements included elsewhere in this prospectus.

Excluded from the table above is approximately $113.0 million of total gross unrecognized tax benefits, including interest that is not included in the table above, based on ASC 740-10, Accounting for Uncertainty in Income Taxes. The timing of any payments which could result from these unrecognized tax benefits will depend on a number of factors, and accordingly the amount and timing of any future payments cannot be reasonably estimated. We do not expect a significant tax payment related to these benefits within the next year. See Note 6 to the notes to the consolidated financial statements included elsewhere in this prospectus for additional information regarding income taxes.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, marketing programs, income taxes, self-insurance reserves, retirement benefits, financial instruments, and commitments and contingencies.

Our management believes that the following represent the areas where more critical estimates and assumptions are used in the preparation of the consolidated financial statements. Refer to Note 2 to the consolidated financial statements included elsewhere in the prospectus for a summary of our significant accounting policies.

Grower Advances

We make advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests, property or other collateral owned by the growers. We monitor these receivables on a regular basis and record an allowance for these grower receivables based on estimates of the growers’ ability to repay advances and the fair value of the collateral. Grower advances are stated at the gross advance amount less allowances for potentially uncollectible balances. These estimates require significant judgment because of the inherent risks and uncertainties underlying the growers’ ability to repay these advances. These factors include weather-related phenomena, government-mandated fruit prices, market responses to industry volume pressures, grower competition, fluctuations in local interest rates, economic crises, security risks in developing countries, political instability, outbreak of plant disease, inconsistent or poor farming practices of growers, and foreign currency fluctuations. The aggregate amounts of grower advances made during fiscal years 2016, 2015 and 2014 were approximately $248.6 million, $237.5 million and $242.0 million, respectively. Net grower advance receivables were $45.9 million and $49.3 million at December 31, 2016 and January 2, 2016, respectively.

Long-Lived Assets

Our long-lived assets consist of property, plant and equipment and amortized intangibles, and goodwill and indefinite-lived intangible assets.

Property, Plant and Equipment and Amortizable Intangibles: Property, plant and equipment is stated at cost plus asset retirement obligations, if any, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Refer to Notes 9 and 10 to the consolidated financial statements included elsewhere in this prospectus for a summary of useful lives by major asset category and for further details on our intangible assets, respectively. We incurred depreciation expense of $106.6 million, $101.2 million and $93.4 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Amortization expense of intangibles totaled $0.5 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset group. Routine maintenance and repairs are expensed as incurred.

Goodwill and Indefinite-Lived Intangible Assets: Our indefinite-lived intangible asset, consisting of the DOLE brand trade name, or the Dole trade name, is considered to have an indefinite life because it is expected to generate cash flows indefinitely and as such is not amortized. Our intangible assets with a definite life consist primarily of customer relationships. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful life.

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if certain impairment indicators arise. Goodwill is allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. Fair values of the reporting units and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. Income taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered indefinitely invested.

Significant judgment is required in determining income tax provisions, and in evaluating tax positions. In the normal course of business, Dole and its subsidiaries are examined by various federal, state and foreign tax authorities. Our management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In addition, once the recognition threshold for the tax position is met, only the portion of the tax benefit that is greater than 50 percent likely to be realized upon settlement with a taxing authority is recorded. The impact of provisions for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations.

Our management continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. At this time, we believe that it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $22 million relating to the expiration of the statute of limitations for certain transfer pricing issues within the next 12 months.

During the second quarter of 2011, we received an income tax assessment in Costa Rica in the amount of approximately $43.0 million, including interest and penalties, relating to the audit of the years 2006 and 2007. We have been challenging the assessment and believe it is without merit. In November 2016, we received notice that the review by the Costa Rican Administrative Tax Tribunal confirmed the assessment of the tax authorities. We are currently evaluating next steps with our Costa Rican tax advisors which will likely include filing an administrative lawsuit with the judicial branch of the Costa Rican government. In order to challenge the decision of the Administrative Tax Tribunal in court, we may be required to pay a deposit for the full amount of the assessment, pay the deposit in installment payments, or post collateral.

Refer to Note 6 to the consolidated financial statements included elsewhere in the prospectus for additional information about our income taxes.

Pension and Other Postretirement Benefits

We have qualified and nonqualified defined benefit pension plans covering some of our full-time employees. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. In addition to pension plans, we have OPRB plans that provide health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age. Pension and OPRB costs and obligations are calculated based on actuarial assumptions including discount rates, health care cost trend rates, compensation increases, expected return on plan assets, mortality rates and other factors.

Pension obligations and expenses are most sensitive to the expected return on pension plan assets and discount rate assumptions. OPRB obligations and expenses are most sensitive to discount rate assumptions and health care cost trend rates. Our management determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years for the asset classes in which the plan’s assets are invested. In the absence of a change in our asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year. Our 2016 and 2015 pension expense was determined using an expected annual rate of return on U.S. plan assets of 6.5%. At December 31, 2016, our U.S. pension plan investment portfolio was invested approximately 49% in equity securities and 51% in fixed income securities. A 25 basis point change in the expected rate of return on pension plan assets would impact annual pension expense by $0.5 million.

The discount rate of 4.02% in 2016 and 4.25% in 2015 for our U.S. pension plan was determined based on a hypothetical portfolio of high-quality, non-callable, zero-coupon bonds with amounts and maturities that match the projected future benefit payments from that plan. A 25 basis point decrease in the assumed discount rate would increase the projected benefit obligation for the U.S. pension plans by $6.4 million and decrease the annual expense by $0.1 million.

Our international pension plans’ weighted average discount rate was 7.00% and 7.11% for 2016 and 2015, respectively. A 25 basis point decrease in the assumed discount rate of the foreign plans would increase the projected benefit obligation by approximately $2.2 million and increase the annual expense by approximately $0.1 million.

While management believes that the assumptions used are appropriate, actual results may differ materially from these assumptions. These differences may impact the amount of pension and other postretirement obligations and future expense. Refer to Note 12 to the consolidated financial statements included elsewhere in this prospectus for additional details of our pension and other postretirement benefit plans.

We are involved from time to time in claims and legal actions both as plaintiff and defendant. We have established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business planning purposes, as well as for accounting and financial reporting purposes. These changes are reflected in our reported earnings each quarter. The litigation accruals at any time reflect updated assessments of the then existing pool of claims and legal actions. Actual litigation settlements could differ materially from these accruals.

Recently Adopted and Recently Issued Accounting Pronouncements

See Note 2 to the consolidated financial statements included elsewhere in the prospectus for information regarding our adoption of recently issued accounting pronouncements.

Financial Market Risks

As a result of our global operating and financing activities, we are exposed to market risks including fluctuations in interest rates, fluctuations in foreign currency exchange rates and changes in commodity pricing. We use derivative instruments to hedge against fluctuations in foreign currency exchange rate movements and bunker fuel prices. We do not utilize derivatives for trading or other speculative purposes.

Interest Rate Risk

As a result of our normal borrowing and leasing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term debt with both fixed and variable interest rates. Short-term debt primarily comprises the current portion of long-term debt maturing within twelve months from the balance sheet date. Short-term debt also includes unsecured notes payable to banks and bank lines of credit used to finance working capital requirements. Long-term debt represents secured notes and facilities, as well as amounts outstanding under our revolving credit facility.

As of December 31, 2016, we had $300.0 million of fixed-rate debt, $104.1 million of vessel financing loan facility, $42.8 million of other financing arrangements, $2.5 million of fixed-rate capital lease obligations, and $15.4 million of notes payable and note agreements. At December 31, 2016, the fair value of the $300.0 million of fixed rate debt was $303.0 million. We currently estimate that a 100 basis point increase in prevailing market interest rates would decrease the fair value of our fixed-rate debt by approximately $1.0 million.

As of December 31, 2016, we had $1.01 billion of variable-rate debt. Interest expense under the majority of these arrangements is based on the London Interbank Offered Rate, or LIBOR. We currently estimate that a 100 basis point increase in interest rates on our variable rate debt would lower pretax income by approximately $10.0 million.

Foreign Currency Exchange Risk

Our products are sourced, grown and processed from approximately 20 countries in various regions, and then marketed and distributed to over 75 countries worldwide. Our international sales are usually transacted in U.S. dollars and major European currencies. Some of our costs are incurred in currencies different from those received from the sale of products. Results of operations may be affected by fluctuations in currency exchange rates in both sourcing and selling locations.

Our operations have significant European sales denominated primarily in euro and Swedish krona. Product and shipping costs associated with a significant portion of these sales are U.S. dollar-denominated. In 2016, we had approximately $687.0 million of annual sales denominated in euro, and $467.0 million of annual sales denominated in Swedish krona. If U.S. dollar exchange rates versus the euro and Swedish krona during fiscal 2016 had remained unchanged from fiscal 2015, our revenues would have been higher by approximately $8.0 million. Operating income would have been higher by approximately $2.0 million, excluding the impact of hedges. In addition, we estimate that a 10% strengthening of the U.S. dollar relative to the euro and Swedish krona would lower operating income by approximately $39.0 million, excluding the impact of foreign currency exchange hedges.

We source the majority of our products in foreign locations and accordingly are exposed to changes in exchange rates between the U.S. dollar and currencies in these sourcing locations. Our exposure to exchange rate fluctuations in these sourcing locations is partially mitigated by entering into U.S. dollar denominated contracts for third-party purchased product and most other major supply agreements, including shipping contracts. However, we are still exposed to those costs that are denominated in local currencies. The most significant production currencies to which we have exchange rate risk are the Chilean peso and South African rand. If U.S. dollar exchange rates versus these currencies during fiscal 2016 and fiscal 2015 had remained unchanged from 2015, our operating income would have been lower by approximately $3.0 million. In addition, we currently estimate that a 10% weakening of the U.S. dollar relative to these currencies would lower operating income by approximately $1.0 million, excluding the impact of foreign currency exchange hedges.

Some of our divisions operate in functional currencies other than the U.S. dollar. The net assets of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders’ equity. Such translation resulted in unrealized losses of approximately $8.4 million in 2016. We have not historically attempted to hedge this equity risk.

The ultimate impact of future changes to these and other foreign currency exchange rates on 2016 revenues, operating income, net income, equity and comprehensive income is not determinable at this time.

As part of our risk management strategy, we use derivative instruments to hedge certain foreign currency exchange rate exposures. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings. We use foreign currency exchange forward contracts to reduce our risk related to anticipated dollar equivalent foreign currency cash flows, primarily forecasted revenue transactions and forecasted operating expenses. See Note 15 to the consolidated financial statements included elsewhere in the prospectus for additional information regarding our derivative instruments and hedging activities.

At December 31, 2016, our foreign currency hedge portfolio was as follows:

	Gross Notional Value Forwards		Fair Market Value Assets (Liabilities)	Average Strike Price
	(In thousands, except average strike price)
Foreign Currency Hedges (buy/sell):
U.S. dollar/Swedish krona		$20,540	$21	kr	9.00/$
U.S. dollar/euro		$280,727	16,689		$1.13/€
euro/U.S. dollar		€43,117	(1,399)		$1.09/€
South African rand/euro	R	1,802	11	R	16.30/€
South African rand /U.S. dollar	R	4,581	16	R	14.67/$
South African rand/ British pound sterling	R	4,749	19	R	18.30/£

Total			$15,357

For the year ended December 31, 2016, we recorded net realized gains of $4.5 million and net unrealized gains of $10.3 million.

Commodity Sales Price Risk

Commodity pricing exposures include the potential impacts of weather phenomena and their effect on industry volumes, prices, product quality and costs. We manage our exposure to commodity price risk primarily through our regular operating activities; however, significant commodity price fluctuations, particularly for bananas, pineapples, fresh-packed vegetables and berries, could have a material impact on our results of operations.

Commodity Purchase Price Risk

We use a number of commodities in our operations, including containerboard in our packaging containers and bunker fuel for our vessels. We are most exposed to market fluctuations in prices of containerboard and fuel. We currently estimate that a 10% increase in the price of containerboard would lower operating income by approximately $9.0 million and a 10% increase in the price of bunker fuel would lower operating income by approximately $5.0 million.

We enter into bunker fuel hedges to reduce our risk related to price fluctuations on anticipated bunker fuel purchases. At December 31, 2016, bunker fuel hedges had an aggregate outstanding notional amount of 27,000 metric tons. The fair value of the bunker fuel hedges at December 31, 2016 was an asset of $1.8 million. For the year ended December 31, 2016, we recorded realized gains of $0.3 million and unrealized gains of $2.7 million.

Counterparty Risk

The counterparties to our derivative instruments contracts consist of a number of major international financial institutions. We have established counterparty guidelines and regularly monitor our positions and the financial strength of these institutions. While counterparties to hedging contracts expose us to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. We do not anticipate any such losses.

BUSINESS

Company Overview

Founded in 1851, Dole Food Company is one of the world’s leading producers, marketers and distributors of fresh fruit and fresh vegetables. We provide retail, wholesale and foodservice customers around the world with a diverse portfolio of the finest, high-quality fresh fruit and vegetable products bearing the DOLE brand and other brands. Our most significant products hold leading market share positions in their respective markets. We are one of the world’s largest producers of bananas and pineapples, and a leader in other fresh fruit, value-added and fresh-packed vegetables, and berries. We sell and distribute our fruit and vegetable products throughout our network in North America, Europe, Latin America, South Africa and Dubai. We believe our brand has global appeal, as we offer products that provide value and convenience, and align strongly with the growing emphasis on maintaining a healthy, balanced lifestyle.

The DOLE brand is one of the most recognized brands for fresh fruit in the United States, as evidenced by our 63% unaided consumer brand awareness—25% higher than that of our closest competitor, according to a survey conducted in 2016 by major global research company IPSOS. In a recent survey conducted by Reputation Institute measuring the reputation of approximately 800 companies in the United States, DOLE ranked as the highest fresh food brand and was the 18th most reputable brand overall. We believe that consumers and retailers around the world both recognize and associate the DOLE brand with premium food products, which enables us to enter new markets and attract customers, and contributes significantly to maintaining our leading positions in the markets that we serve.

We have built an integrated supply chain and operating platform by owning farmland, manufacturing plants, pack houses, ships, containers and port and research facilities. As of March 25, 2017, we owned and operated approximately 124,000 acres of farms and other land holdings around the world, including approximately 14,800 acres of actively marketed idle land for sale in Oahu, Hawaii. In addition, we own a fleet of 15 refrigerated ships, 13 of which are dedicated to our operations, operate approximately 15,600 refrigerated containers and utilize six salad manufacturing plants. Our iconic brand, commitment to product quality, sustainability, food safety, nutrition education, customer service and consumer marketing programs, while maintaining competitive pricing, enhances our position within the fresh food industry. We believe that our infrastructure, combined with our market-leading logistics and distribution management capabilities, allows us to grow, source, process and distribute the highest quality and freshest products worldwide.

We believe our leading brand position and integrated supply chain create a reliable business model that will deliver consistent, strong financial results. For fiscal 2016, we had revenue of approximately $4.5 billion, operating income of approximately $21.4 million, a net loss of $23.0 million and Adjusted EBITDA of approximately $215.6 million. For additional information regarding Adjusted EBITDA, including a reconciliation to net loss, see “Non-GAAP Financial Measures” and “Summary Historical Consolidated Information.”

Transformation since Privatization

Dole was taken private by Mr. Murdock in November 2013. Since going private, we have undertaken significant cost savings measures and divestment of non-core assets. We have also made significant improvements across our global supply chain, particularly in the form of farm acquisitions and the delivery of three new West Coast vessels.

The acquired farms have increased our owned acreage by approximately 20%—primarily in Latin America. This increase in company-produced volume has helped us to improve our negotiating position with our independent growers. In addition, the new acquisitions have added to our overall product diversification strategy, as they include organic pineapple farms in Costa Rica and a diversified fresh fruit farm in Chile.

Since going private, we have successfully brought three new West Coast vessels on-line, which increased our capacity and market share, and minimized our shipping costs. By maintaining control of the supply chain, we are better equipped to protect Dole products from handling damage, maintain optimal shipping temperatures and better control the timing of our product distribution, allowing us to consistently provide the finest, high-quality fresh fruit and vegetable products to our retail, wholesale and foodservice customers around the world.

These investments have been critical in preparing us to withstand market turbulences and headwinds, optimizing our competitive position within the industry. In addition to these investments, we have also undertaken cost savings measures to rationalize product costs as well as SMG&A. We have also strategically divested, and continue to divest, non-core assets, such as idle land in Hawaii and our Swedish fresh fruit procurement and distribution operation, to right-size our operations and eliminate assets not essential to our business. These investments and cost savings measures have transformed our financial position, resulting in an increase in Adjusted EBITDA of $109.8 million in three years, from $105.8 million in fiscal 2013 to $215.6 million in fiscal 2016. For additional information regarding Adjusted EBITDA, including a reconciliation to net loss, see “Non-GAAP Financial Measures” and “Summary Historical Consolidated Financial Information.”

Our Industry

The combined U.S. and European market for fresh fruit and vegetables is approximately $392 billion, with just over $115 billion and $277 billion in sales in 2013 in the United States and Europe, respectively, according to MarketLine research report published in 2015. The worldwide fresh produce industry exhibits consistent underlying demand and favorable growth dynamics. In recent years, the U.S. fresh produce market has increased faster than the rate of population growth, supported by ongoing trends, including greater consumer demand for healthy, fresh and convenient foods and greater emphasis among retailers on fresh produce as a differentiating factor in attracting customers. Internationally, we believe there are significant opportunities, particularly in developing markets where annual per capita consumption of fruit and vegetables currently lags behind that of the developed world.

Health-conscious consumers are driving much of the growth in demand for fresh produce. Over the past several decades, the benefits of natural, preservative-free foods have become a significant element of the public focus on health and nutrition, as evidenced by the expected 13% annual growth rate in the global organic food market, according to TechSci Research. As a result, consumption of fresh fruit and vegetables has increased in the United States and Western Europe, according to Euromonitor International. In addition, demand for fresh produce is aided by favorable demographic trends such as rising income levels and an aging population. In the United States, growth in Hispanic and Asian-American population segments, both of which spend more than the overall U.S. average on fresh produce, is also driving growth.

As food retailers seek to differentiate themselves within a competitive industry, they have sought to increase profits by focusing on higher growth fresh produce categories and value-added products, which generally have higher margins and are forecasted to grow at an annual rate of 4.5% according to Nielsen. We believe that we can capitalize on this trend by introducing new and innovative products in our fresh produce and value-added lines.

Consumers are increasingly demanding products produced in a sustainable and responsible manner. We are committed to continually improving our agricultural practices and delivering more sustainable products to the market. Our policies, practices and their effective implementation in our operations have been recognized by multiple third-party certifications, such as Rainforest Alliance, Fairtrade and GLOBALG.A.P. We maintain a culture of transparency and believe that customers’ demand for increasingly sustainable products, coupled with our leading industry position in sustainability best practices and research, further drive our ability to capture market share and drive higher margins.

Our Competitive Strengths

Our competitive strengths have contributed to our strong historical operating performance, and we believe they will enable us to capitalize on future growth opportunities. Our competitive strengths are:

Industry-Leading Company with Iconic Brand. The DOLE brand is one of the most recognized brands for fresh fruit in the United States, as evidenced by our 63% unaided consumer brand awareness—25% higher than that of our closest competitor, according to a survey conducted in 2016 by major global research company IPSOS. In a recent survey conducted by Reputation Institute measuring the reputation of approximately 800 companies in the United States, DOLE ranked as the highest fresh food brand and was the 18th most reputable brand overall. Our most significant products hold leading market shares in their respective markets. For example, we are the market share leader for conventional and organic bananas in North America and hold the number three market share position for bananas in Europe. Additionally, we hold the number two market share position for pineapples in North America and the number three market share position for pineapples in Europe. Through our global marketing efforts, we believe we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality, strongly recognized in supermarkets around the world. We believe that consumers and retailers recognize and associate the DOLE brand with premium food products, which enables us to enter new markets and attract customers, and contributes significantly to maintaining our leading positions in the markets that we serve.

Highly Diversified Product Offering, Sourcing and Customer Base. We offer over 180 products grown and sourced from approximately 20 countries in various regions, which are distributed and marketed to over 75 countries. Our diverse product offering allows us to reach a broad retail and consumer base while mitigating adverse market conditions associated with any single product. We are similarly not dependent on any one geography or grower for the sourcing of our products, which reduces our risk from exposure to natural disasters and political disruptions in any one particular country, while allowing access to the highest quality products. As of fiscal year 2016, no third-party grower represents more than 10% of our sourced banana and pineapple volume. Our largest customers are leading retail, wholesale and foodservice customers in North America and Europe, none of which contributed more than 10% of total sales in fiscal 2016. We believe our worldwide customer base allows us to reach a broad consumer base, limits potential exposures to adverse economic conditions in any given region or country, and allows us to develop strong relationships with domestic and international retailers who benefit from our scale, capabilities and infrastructure.

Vertically Integrated Supply Chain and Asset Base Enabling Low Cost Production. Our production, processing, transportation and distribution infrastructure enables us to consistently and efficiently deliver the finest, high-quality fresh fruit and vegetable products to our customers. Our quality starts on the farm, where we own or lease approximately 150,000 acres of land around the world. This investment in land provides us with production diversity and capacity, and an improved negotiating position with our independent growers. The quality of our product is protected throughout our farm-to-customer supply chain from handling damage and temperature fluctuations, which is integral to our products’ quality and shelf life. Our robust, integrated supply chain differentiates us from independent growers who cannot readily supply high-quality fresh produce on a global scale, as demanded by our global customer base. Furthermore, our supply chain and global sourcing network enables us to be a low-cost producer in many of our major product lines. Over the last several years, we have undertaken various initiatives to achieve and maintain this low-cost position, including investing in manufacturing facilities as well as in farms, and leveraging our extensive logistics infrastructure more efficiently. We intend to maintain these low-cost positions through a continued focus on operating efficiency. The investments in our infrastructure, market-leading logistics and distribution management capabilities allow us to act as a preferred fresh fruit and vegetable provider to leading retail, wholesale and food service customers around the world by ensuring competitively priced products delivered with the highest levels of service and quality.

Leader in Corporate Sustainability and Responsibility. We place great emphasis on corporate social responsibility in the form of providing education, workers programs and health & wellness programs for our employees and independent growers in certain regions where we do business. We believe these initiatives ultimately improve performance of our employees and independent growers. We believe that we are also at the forefront of responsible and sustainable production practices. Our focus on sustainability benefits our owned resources and is an increasing area of focus for consumers and therefore also for our customers. Additionally, these practices align with our organic offerings and have contributed to our leading positions in organic bananas and pineapples. We have been recognized by several third-party certifications, such as the Rainforest Alliance, Fairtrade and GLOBALG.A.P., for our leading sustainability practices. Ultimately, we believe being a leader in CSR is a major competitive differentiator that resonates strongly with customers and will help us attract new customers and increase our leading market share with our existing customers.

Strong Management Team. Our inspiration and vision comes from Mr. Murdock, who has been at the forefront of Dole and the fresh produce industry for over 30 years. Our day-to-day operations are led by President and Chief Executive Officer Johan Lindén and Chief Financial Officer Johan Malmqvist, each of whom has a track record of success with Dole and other leading organizations. Johan Lindén has been with Dole for over 16 years and, prior to his promotion, was instrumental to the growth and success of Dole Europe, where he served in various roles, including most recently as President. Johan Malmqvist joined Dole in 2014 from Perstorp Holding AB, where he served as CFO, and has effectively enacted and implemented financial policies contributing to the Company’s transformation since its privatization. The leaders of our primary operating businesses, Renato Acuña, Tim Stejskal and Francisco Chacon, have an average tenure with Dole of over 23 years and are industry leaders in their respective product categories. The remainder of the senior management team has extensive experience both with Dole and within the fresh produce industry, with an average tenure at Dole of over 14 years. Collectively, the senior management team has successfully delivered strong operating and financial results through disciplined execution and implementation of Mr. Murdock’s vision. We believe our management team is a key driver of our success and positions us well for long-term growth.

Our Growth Strategies

Our mission is to provide the finest, high-quality fresh fruit and vegetables, and to be a produce industry leader in health, nutrition education and research. We believe we can best achieve our mission by implementing the following strategy:

Focus on Innovation to Enhance Our Diverse Product Offering and Leading Market Position. We remain focused on the expansion of our product portfolio, our customer base and our positions within the markets we serve. We introduced 16 new value-added products in fiscal 2016 and recently introduced GO BERRIES!TM, a new berries product that enhances convenience through innovative, patent pending packaging design. We believe that our continued focus on product innovation and diversification will enable us to capitalize on emerging consumer trends and expand our leadership position within the industry. It will also prevent reliance on a single product, region, grower or customer, and enable us to continue delivering the finest, high-quality fresh fruit and vegetable products to our customers and consumers worldwide. We are committed to our organic programs, for both pineapples and bananas, which add to our product diversification, strengthen customer relationships and serve as a competitive differentiator. For our diversified fruit category, we will continue diversifying our product portfolio by expanding our sourcing footprint, enabling us to effectively service markets with counter-seasonal growing operations. For our value-added vegetables category, which is one of the top growing categories in the produce industry, we intend to remain focused on both the diversification of our product portfolio and our market position by remaining on the cutting edge of product innovation. We believe our ability to meet the changing needs of both our customers and consumers will be a continued source of growth.

Leverage our Integrated Supply Chain. We are integrated and maintain control of our products from the farm to our customers. We own farmland, manufacturing plants, ships, containers and port and research facilities. Over the past few years, we have made considerable investments in new farms, equipment and vessels. These investments have enabled lower-cost production and more efficient delivery of our fresh, high-quality products. Our recent farm purchases give us more control over supply and less reliance on independent growers, providing pricing leverage and limiting exposure to the spot market. A number of these purchases will reach their full potential over the next few years, as we bring our operating technologies fully to bear and certain replantings reach full maturity, which will optimize yield at the lowest level of operating cost. Our investments in our industry-leading shipping fleet provide us complete control over the handling and delivery of our key products. Controlling the shipping process allows us to ensure that our products reach the market at the peak of freshness and quality. We believe that this level of control of our supply chain is a distinct competitive advantage and that recent investments will provide cost leverage, resulting in improving margins, as we scale our operations.

Focus on Operating Margin Improvement and Cash Flow Generation. We intend to focus on operating margin improvement through cost savings and improved pricing and product mix. We have a cost savings culture that includes rationalizing SMG&A, optimizing our supply chain and improving synergies across divisions. Key near-term cost saving strategies include optimizing the use of recently purchased farms, continuing the rationalization of our footprint of locations and offices, improving the flexibility of certain plants to produce multiple products cost effectively and implementing already-developed new growing and harvesting technologies. To improve pricing and mix, we believe that we will benefit from product innovations, continued growth in our higher margin organic programs, and greater penetration of value-added products with customers, among other factors. In addition to our operating margin improvements, we also improve cash flow generation by being actively engaged in the divestment of our non-core assets, particularly the approximately 14,800 acres of idle land we own in Hawaii. We will continue to focus both on improving our cost structure and the divestment of non-core assets and operations, while investing in our core assets and markets at levels consistent with our growth plan. We also plan to utilize this cash flow to reduce our debt levels.

Remain Dedicated to Corporate Sustainability and Responsibility. We are at the forefront of responsible and sustainable production practices. We intend to continue to devote our resources to these policies and collaborate with our retail partners, including our international retail partners such as BAMA and EDEKA, to increase availability of sustainably and organically farmed fresh produce. Our industry-leading position in CSR has allowed us to gain and retain customers who place emphasis on sustainability and responsibility, and we believe that it will continue to be a competitive differentiator and growth driver, particularly as corporate and social responsibility becomes a larger part of the social dialogue.

Our Businesses

We have two businesses: fresh fruit and fresh vegetables. The fresh fruit business contains several operating divisions that produce, market and distribute fresh fruit to retail, wholesale and foodservice customers worldwide. The fresh vegetables business produces and markets value-added and fresh-packed vegetables, as well as berries, to retail, wholesale and foodservice customers, primarily in North America and Europe.

Fresh Fruit

Our fresh fruit business has three primary product groups: bananas, pineapples and diversified fruit. We are one of the industry leaders in growing, sourcing, shipping, marketing and distributing high-quality fresh fruit.

Bananas

We are one of the world’s largest producers of bananas, selling approximately 136 million boxes of Dole sourced bananas in fiscal 2016. Most of our bananas are sold under the DOLE brand, primarily to customers in North America and Europe. We are the market leader for conventional and organic bananas in North America and hold the number three market share position for bananas in Europe. Our bananas are primarily sourced in Honduras, Costa Rica, Ecuador, Colombia, Guatemala, Peru and Mexico, and are grown on approximately 56,400 acres of Dole-owned farms and through a network of leased farms and independent growers. We are the largest Latin American banana exporter. We ship our bananas to North America and Europe from Latin America in our refrigerated and containerized shipping fleet. We also source bananas in Mozambique, primarily for the Middle East market.

While conventional bananas still constitute the majority of our banana sales, we continue to expand our focus on higher margin niche bananas such as organics and exotics, and we have successfully expanded our organic banana program to become the market leader in North America. We believe that we maintain the strictest CSR standards that allow us to meet the requirements of our most demanding customers around the world.

We have also improved the profitability of our banana business by focusing on the most profitable customer relationships and markets. While bananas are sold year round, there is a seasonal aspect to the banana business. Banana prices and sales volumes are typically higher in the first and second calendar quarters, before increased competition from summer fruits grown in our primary markets.

In fiscal 2016, over 90% of our total retail banana volume in North America was sold under contract. The contracts are typically one year in duration and help to insulate us from fluctuations in the banana spot market. In Europe, approximately 65% of our total retail banana volume is sold under contract.

Pineapples

Our pineapple operations sold more than 27 million boxes in fiscal 2016. We hold the number two market share position for pineapples in North America, and hold the number three market share position for pineapples in Europe. Over the last three years, we have been focused on increasing our organic pineapple program, and we believe we are the market leader in North America. We source pineapples primarily from approximately 34,200 acres of company-owned farms in Costa Rica, Honduras and Hawaii, as well as from independent growers.

Pineapples in North America and Europe are sold both under contract and in the open market. In North America, the pineapple market has shifted from being largely open market to approximately an equal split between contract and open market in recent years. Over 50% of our total retail volume of pineapples in North America is currently sold under contract. In Europe, approximately 22% of our total retail pineapple volume is sold under contract.

Diversified Fruit

Our diversified fruit category includes grapes, citrus, apples, pears, cherries, blueberries, stone fruit (e.g., peaches and plums) and kiwifruit, with a total volume of approximately 35.0 million boxes sourced and exported from Chile, Peru, Argentina, Brazil, South Africa, Madagascar, Morocco, Egypt, Lebanon, India and Italy in fiscal 2016. Of that volume, we exported approximately 17 million boxes of fruit from Chile, approximately 10 million boxes of fruit from South Africa, and approximately 8 million boxes of fruit from our other sourcing countries. We believe that we are the largest exporter of grapes worldwide, exporting approximately 13 million boxes in fiscal 2016, and the largest exporter of Chilean fruit and one of the top five fresh fruit exporters in South Africa. Our diversified fruit operations source deciduous fruit from approximately 4,400 owned acres and 4,500 leased acres in Chile and South Africa, as well as contracted growers in Chile, Argentina, Peru, and South Africa. We source additional volumes from Brazil, Madagascar, Morocco, Egypt, Lebanon, India and Italy. Products are grown and harvested on Dole-owned and leased farms and by independent farmers under seasonal and multi-year contracts. We pack and cool the fruit as required, and export both Dole and non-Dole branded fruit. Our diversified fruit category exports fruit to North America, Latin America, Europe, the Middle East and Asia. Because the harvest for Chile and South Africa is counter-seasonal to that in the northern hemisphere, and we are able to offset the seasonality of fresh fruit produced in the areas into which we export.

Fresh Vegetables

Our fresh vegetables business produces and markets value-added and fresh-packed vegetables, as well as fresh berries. Our value-added vegetable products, which consist of packaged salads, are produced in cooling, distribution and processing facilities in Soledad, California; Springfield, Ohio; and Bessemer City, North Carolina. These products are packaged and delivered to customers using our strict cold chain standards. We source our fresh vegetables and berries from approximately 1,600 acres of Dole-owned farms and approximately 18,300 acres of leased farms, as well as contracted farms. We grow and produce more than 20 different types of fresh and fresh-cut vegetables and a variety of berry products throughout North and Latin America. Under arrangements with independent growers, we purchase fresh produce at the time of harvest and generally are responsible for harvesting, packing and shipping the product to our central cooling and distribution facilities.

Value-Added

Our value-added vegetable products include packaged salads and packaged fresh-cut vegetables. Our estimated North American retail market share of the packaged salads category, including both DOLE branded and private label salads, was approximately 25% for fiscal 2016. We launched 16 new value-added products in North America in fiscal 2016, in a category that grew approximately 6% in U.S. dollars year-over-year. Our growth and market strength has benefitted greatly from the continued focus on quality and innovation in our products and processes. The produce used in our value-added products is grown under seasonal contracts by growers who have longstanding relationships with us. They are packaged and delivered to customers using our strict cold chain standards.

Fresh-Packed Vegetables

We source, harvest, cool, distribute and market more than 20 different types of fresh and fresh-cut vegetables, including iceberg lettuce, red and green leaf lettuce, romaine lettuce, butter lettuce, celery, cauliflower, broccoli, carrots, Brussels sprouts, green onions, asparagus, snow peas, artichokes and radishes. Products are grown by independent and company-owned farms with some under seasonal contracts, with harvesting primarily provided by us. Many of our fresh-packed vegetables are packed in the field, reducing handling and increasing product quality. We sell our fresh-packed vegetables products primarily in North America and, to a lesser extent, in Western Europe and Asia. We believe that we are one of the largest suppliers of iceberg lettuce and celery and a leading producer of cauliflower in the United States.

Fresh Berries

Our fresh berry products include strawberries, blueberries, blackberries and raspberries that are sourced throughout North and Latin America, which allows us to take advantage of the various growing seasons to maximize freshness and availability. Berries are grown and harvested from company-owned and leased farms and through our independent grower network. In addition to our own berry farms, we package and distribute strawberries, blueberries, blackberries and raspberries for various independent growers located in North America and Latin America.

Vertically Integrated Supply Chain and Operating Platform

We have built an integrated supply chain and operating platform by owning farmland, manufacturing plants, pack houses, ships, containers and port and research facilities. We believe that our global sourcing, shipping and infrastructure and supply chain management allow us to grow, source, process and distribute the highest quality and freshest products worldwide, and are integral to our success.

Global Sourcing

Our operating platform includes a significant asset base, which as of March 25, 2017, includes approximately 150,000 owned and leased acres of farms and other land holdings around the world, including approximately 14,800 acres of actively marketed idle land for sale in Oahu, Hawaii. We have significant product sourcing and related operations in North America, Europe, Chile, Costa Rica, Ecuador, Guatemala, Colombia, Honduras, Peru and South Africa. Significant volumes of our products are marketed in North America and Western Europe, with lesser volumes marketed in other countries in Asia, Europe, the Middle East and Latin America.

Shipping

Our shipping platform has historically been a source of competitive strength. Our fleet of containerized vessels ensures that DOLE-branded bananas and pineapples are protected from handling damage and maintained at optimal shipping temperature. Produce distributed internationally is transported primarily using 13 owned vessels, and approximately 15,600 refrigerated containers operated by us. We ship our tropical fruit in owned and occasionally chartered refrigerated vessels. Approximately 83% of our bananas and pineapples are shipped on our own ships. All of our tropical fruit shipments into the North American and core European markets are delivered using pallets or containers. This increases efficiency and minimizes damage to the product from handling. Most of the vessels are equipped with controlled atmosphere technology to ensure product quality. “Backhauling” services, transporting Dole and third-party cargo, primarily from North America and Europe to Latin America, reduce net transportation costs.

Our owned fleet consists of nine self-sustained refrigerated container carriers and six pallet friendly conventional refrigerated ships with container-carrying capacity on deck. We operate 13 of our 15 vessels and, following the sale of Dole Asia, we entered into an agreement with ITOCHU for its use of two Dole-owned vessels for an initial term of 12 months, renewed on an annual basis. We also cover part of our shipping requirements under contracts with existing liner services and occasionally charter vessels for short periods on either a time or voyage basis when required. We own or lease approximately 15,600 refrigerated containers, 700 dry containers, 5,700 chassis and 4,500 generator sets worldwide.

Infrastructure and Supply Chain Management

We believe that our production, processing, transportation and distribution infrastructure enables us to efficiently deliver among the highest quality and freshest product to our customers. Dole quality starts right on the farm, and that quality is preserved and protected in our farm-to-customer refrigerated supply chain. Our closed-loop cold storage supply chain is the key to Dole quality and shelf life. The investments in our infrastructure, including ships, farms, pack houses and manufacturing facilities, the DOLE brand and our market-leading logistics and distribution capabilities, allow us to act as a preferred fresh food provider to leading global retailers, wholesalers and foodservice companies.

Our supply chain and global sourcing network enable us to be a low cost producer in many of our major product lines. Over the last several years, we have undertaken various initiatives to achieve and maintain this low-cost position, including investing in automation within manufacturing facilities as well as in farms, and leveraging our extensive logistics infrastructure more efficiently. We intend to maintain these low-cost positions through a continued focus on operating efficiency.

Properties

Country	Acres Owned	Acres Leased
North America
United States	21,100	18,600
Mexico	—	700
Latin America
Costa Rica	51,300	1,000
Honduras	36,800	1,300
Ecuador	9,800	700
Chile & Argentina	2,700	3,500
Other	200	1,100
Other	1,700	1,000

North America

Hawaiian Land

Our Hawaii operations are located on the island of Oahu, where we own approximately 19,500 acres. Of the total acres owned, we farm pineapples on 4,100 acres and coffee and cacao on approximately 200 acres. The remaining acres are leased or are in pastures and forest reserves. From the third quarter of 2013 through the first quarter of fiscal 2017, we sold approximately 5,000 acres of Hawaii land for a total of approximately $56.8 million. As of March 25, 2017, our actively marketed Hawaii land for sale consisted of approximately 14,800 acres, with a net book value of approximately $117.4 million.

Other Property

In addition to the Hawaiian land, we own approximately 1,600 acres of land in California, Florida, North Carolina, Arizona and Ohio in connection with our vegetable and berry operations. Additionally, we lease approximately 19,000 acres of farmland in California, Arizona, Florida and Mexico in connection with our vegetable and berry operations. The majority of this acreage is farmed under joint growing arrangements with independent growers, while we farm the remainder. We own cooling, distribution and processing facilities in Yuma, Arizona; Marina, Gonzales, Oxnard, Huron and Soledad, California; Springfield, Ohio; and Bessemer City, North Carolina. Additionally, we have partnership interests in facilities in Yuma, Arizona; and Salinas, California, and lease facilities in the following California cities: Oxnard, Monterey and Watsonville. We own and operate berry packing facilities in Plant City and Winter Haven, Florida; Homerville, Georgia; and Lawndale, North Carolina and lease berry packing facilities in Zolfo Springs, Florida, and Jalisco, Mexico. We currently own our executive office facility in Westlake Village, California; however, as discussed under “Summary—Recent Developments”, we have signed a term sheet to acquire the Dole Plantation, and we may structure such acquisition as a like-kind exchange for the Westlake Village, California executive office facility property. We also own a divisional office in Salinas, California, and lease divisional offices in Monterey, California and Wahiawa, Hawaii and regional offices in Eden Prairie, Minnesota; Rogers, Arkansas; Erlanger, Kentucky; Parsippany, New Jersey; Kannapolis, North Carolina; Jacksonville, Florida; and Ontario, Canada.

Latin America

We produce bananas directly from Dole-owned plantations in Costa Rica, Ecuador and Honduras, as well as through associated producers or independent growing arrangements in those countries and others, including Guatemala, Colombia and Peru. We own approximately 24,300 acres in Costa Rica, 6,800 acres in Ecuador and 25,300 acres in Honduras and lease approximately 2,300 acres in Ecuador, Honduras and Guatemala, all related to banana production, although some of the acreage is not presently under production. We own approximately 7,900 acres of land in Honduras, 19,100 acres of land in Costa Rica and 3,000 acres of land in Ecuador and lease approximately 1,600 acres in Costa Rica, Ecuador and Honduras, all of which is related to pineapple production, although some of the acreage is not presently under production. In addition, we own other land throughout the Latin American region. We export deciduous fruit, which include grapes, apples, pears, blueberries, cherries, stone fruit (e.g., peaches and plums) and kiwifruit from approximately 2,600 owned acres and 3,500 leased acres in Chile and Argentina. We own or operate ten pack houses and cold storage facilities in Chile and one in Argentina. In addition, we operate a fresh-cut salad manufacturing plant and a small local fruit distribution company in Chile, and we own a minority share in a fruit distribution company in Argentina. We also have partnership interests in facilities in Chile. We indirectly own 35% of Bananapuerto, an Ecuadorian port, and operate the port pursuant to a port services agreement signed in 2002, the term of which is up to 30 years. We own offices in San Jose, Costa Rica and La Ceiba, Honduras. We also lease offices in Chile, Costa Rica, Honduras, Ecuador and Guatemala.

Other

We own approximately 1,700 acres of grape vineyards and manage approximately 1,000 additional acres of grape vineyards on leased land in South Africa. We lease regional offices in Cape Town, South Africa and Dubai.

We lease our European headquarters in Hamburg, Germany and have regional offices in Milan, Italy, Athens, Greece and Helsingborg, Sweden. We currently own or operate five ripening and distribution centers in three countries, two in Sweden, two in Italy, and one in Germany. In addition, our subsidiary, Saba Fresh Cuts AB, owns and operates packaged salad and vegetable plants in Helsingborg, Sweden and Helsinki, Finland.

Research and Development

Our research and development programs concentrate on sustaining the productivity of our agricultural lands, food safety, nutrition science, product quality, value-added product development and packaging design. Agricultural research is directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production (such as development of specifically adapted plant varieties, land preparation, fertilization, cultural practices, pest and disease control, post-harvesting, handling, packing and shipping procedures), and includes on-site technical services and the implementation and monitoring of recommended agricultural practices. Research efforts are also directed towards integrated pest management and biological pest control. We develop specialized machinery for various phases of agricultural production and packaging that reduce labor costs, increase efficiency and improve product quality. We conduct agricultural research at field facilities primarily in California, Hawaii and Latin America. Our research at the Dole Nutrition Institute in Kannapolis, North Carolina investigates both basic science, as well as the next frontier in phytochemical research. We also sponsor research related to environmental improvements and the protection of worker and community health.

Sales and Marketing

Our mission is to provide the finest, high-quality fresh fruit and vegetables, and to be a produce industry leader in health, nutrition education and research. Our success and the reputation of the DOLE brand have been built by our commitment to our core values and to superior quality in our products, people, business relationships and business practices.

Multi-Channel Strategy to Promoting Healthy Nutrition. We have a strong commitment to promote healthy nutrition through our marketing campaigns, communication activities (both online and offline) and our involvement with industry trade groups. We have built an engaged social media community around our brand and have established strong relationships with social media influencers. Based on scientific evidence and healthy recipe development from the Dole Nutrition Institute, we seek to raise awareness of the benefits of a diet rich in fruits and vegetables and to help consumers make healthier food choices. We have also reached a multi-year licensing agreement with the Disney film franchises in North America to engage with families and younger age groups around our message of health and nutrition.

Category Leadership and Distribution. We sell and distribute our fruit and vegetable products through a network of fresh produce operations in North America, Europe, Latin America, South Africa and Dubai. Some of these operations involve the sourcing, distribution and marketing of fresh fruits and vegetables, while others involve only distribution and marketing. We have regional sales organizations dedicated to servicing major retail, wholesale and foodservice customers. We also use the services of brokers in certain regions, including for some sales of packaged salads.

We give a special emphasis to establishing long term and mutually beneficial relationships with our retail, wholesale and foodservice customers. One critical aspect of this relationship is the added value of various services—such as category development, product innovation and tailor-made shopper marketing and merchandising programs—which we believe drive sales and increase the value of our customers’ decision to partner with us.

Customers

Our customer base is highly diversified, both geographically and in terms of product mix. No individual customer accounted for greater than 10% of our revenues in fiscal 2016. We have long-term and strong relationships with our customers. Our retail customers include large chain stores such as Walmart and Kroger and our wholesale customers include large distributors such as BAMA. We enter into product and service contracts, typically on one- or two-year terms, with our retail customers. We have regional sales organizations dedicated to servicing our major retail, wholesale and foodservice customers. We believe that our global scale allows us to consistently provide the highest quality fresh produce to our customers, which creates a competitive advantage and fosters long-term, strong relationships with our customers.

We are the private label supplier of organic bananas for Whole Foods and hold the leading market share position in organic bananas in the U.S. market. We believe that our CSR policies and practices are a major competitive differentiator that will help us attract new customers and increase our leading market share with our existing customers.

Competition

The international banana market is intensely competitive, and generally has a small number of global producers, filled out with independent growers, packers and middlemen. Our principal competitors in the international banana business are Chiquita Brands International, Inc., Fresh Del Monte Produce Inc. and Fyffes plc. The international pineapple and diversified fruit markets have a large number of exporters, importers, and cooperatives competing in the market. Our primary competitor in pineapples is Fresh Del Monte Produce Inc. and our primary competitors in our diversified fruit category are Total Produce and Unifrutti.

In fresh vegetables, a limited number of grower-shippers in the United States and Mexico supply a significant portion of the U.S. market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives. In value-added, our primary competitors include Chiquita Brands International, Inc. (which markets Fresh Express), Ready Pac Produce, Inc. and Taylor Fresh Foods, Inc. In fresh-packed vegetables, our primary competitors include Tanimura & Antle, Duda Farm Fresh Foods, Ocean Mist Farms and the Nunes Company, Inc. In berries, our primary competitors include Driscoll Strawberry Associates, Inc., Naturipe Farms LLC, California Giant Berry Farms, and Well-Pict Berries, Inc.

Competition in the various markets in which we operate is affected by reliability of supply, product quality, brand recognition and perception, price and the ability to satisfy changing customer preferences through innovative product offerings. We believe our robust, integrated supply chain differentiates us from our competitors because they cannot readily supply high-quality fresh produce on a global scale, as demanded by our global customer base.

Food Safety

We are continuously evaluating ways to strengthen and improve food safety practices. In the United States, we were actively involved from inception in the creation of the industry-wide Leafy Greens Marketing Agreement, or LGMA, in California and Arizona. Prior to the development of the LGMA, we partnered with industry leaders to develop the first edition of Commodity Specific Food Safety Guidelines for the Lettuce and Leafy Greens Supply Chain. We were an early adopter of the enhanced good agricultural practices, or GAP, outlined in those guidelines, which include raw material testing in the fields, expanded buffer zones and increased water testing. Although LGMA and the Commodity Specific Guidelines are specific to U.S. regulations, good agricultural practices are followed for fruit and vegetable growing operations around the world, and most farms and pack houses have achieved GLOBAL.G.A.P. food safety certifications or equivalent.

We routinely evaluate processing innovations and have installed proprietary produce wash technology in each of our salad manufacturing plants. We have also implemented a sanitation program which leverages the most recent advancements in cleaning chemistry, an industry-leading program for environmental surveillance and the latest technology for trending environmental testing results within a produce processing environment. Our U.S. salad manufacturing plants are certified against the Safe Quality Food, or SQF, 2000, level 2 food safety standard; our salad manufacturing plant in Chile is HACCP and ISO 9001:2008 certified; and our two salad manufacturing plants in Europe have been certified to the British Retail Consortium, or BRC, food safety standard for more than 10 years now. SQF and BRC are two of the Global Food Safety Initiative’s, or GFSI, internationally recognized food safety standards. GFSI is widely recognized as the worldwide gold standard for food safety and meets or exceeds regulatory requirements in countries around the world.

Environmental and Regulatory Matters

Our agricultural operations are subject to a broad range of evolving environmental laws and regulations in each country in which we operate. In the United States, these laws and regulations include the Food Quality Protection Act of 1996; the Clean Air Act; the Clean Water Act; the Resource Conservation and Recovery Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Comprehensive Environmental Response, Compensation, and Liability Act; and the Food Safety Modernization Act, or FSMA.

Compliance with these foreign and domestic laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns are, however, inherent in most major agricultural operations, including those conducted by us, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, including those driven by concerns about climate change and further restrictions on the use of agricultural chemicals, could result in increased compliance costs.

Our food operations are also subject to the oversight of, among others, the FDA and state, local and foreign counterparts, and the U.S. Department of Agriculture, or USDA, and other federal, state, local and foreign environmental, health and safety authorities. The FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, as amended by the FSMA, enforces statutory standards regarding the growing, harvesting, manufacturing, processing, packaging, holding, distributing, importing, exporting, labeling and safety of food products, establishes requirements for or limitations on ingredients or substances in foods and establishes standards of identity for certain foods. Similar functions are performed by state, local and foreign governmental entities with respect to food products produced or distributed in their respective jurisdictions. FSMA, which is a major reform of U.S. food safety laws, aims to ensure the U.S. food supply is safe by focusing on preventing contamination. We have been working to comply with the new requirements of FSMA as the FDA has begun implementing and enforcing these provisions, and we will aim to ensure continued compliance as new regulations are promulgated and additional requirements go into effect. The USDA regulates imports and exports of agricultural and food products into and from the United States. The USDA also oversees the National Organic Program, which provides the national standards for labeling products as USDA organic, and regulates the introduction of certain genetically engineered organisms.

In the United States, portions of our fresh fruit and vegetable farm properties are irrigated by surface water supplied by local government agencies using facilities financed by federal or state agencies, as well as from underground sources. Water received through federal facilities is subject to acreage limitations under the 1982 Reclamation Reform Act. Worldwide, the quantity and quality of water supplies varies depending on weather conditions and government regulations. We believe that under normal conditions these water supplies are adequate for current production needs.

Trademark Licenses

We have a number of additional license arrangements worldwide, none of which is material to us and our subsidiaries, taken as a whole. In 2013, we sold the use of the DOLE brand in Asia, Australia and New Zealand for fresh fruit and worldwide for shelf stable packaged food products to ITOCHU.

Seasonality

Our sales volumes remain relatively stable throughout the year. We experience seasonal earnings characteristics, predominantly in the fresh fruit business, because fresh fruit prices traditionally are lower in the second half of the year, when summer fruits are in the markets.

Employees

As of December 31, 2016, we have approximately 30,500 full-time employees worldwide. Approximately 39% of those employees work under collective bargaining agreements, some of which are in the process of being renegotiated. Of these unionized employees, 18% are covered under a collective bargaining agreement that will expire in 2017, and the remaining 82% are covered under collective bargaining agreements expiring beyond one year from December 31, 2016. These agreements are subject to periodic negotiation and renewal. We believe that our relations with our employees are generally good.

Legal Proceedings

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with outside counsel, the claims or actions to which we are a party are not expected to have a material adverse effect, individually or in the aggregate, on our financial position or results of operations.

DBCP Cases

A significant portion of our legal exposure relates to lawsuits pending in the United States, and in several foreign countries, alleging injury as a result of exposure to the agricultural chemical DBCP. DBCP was manufactured by several chemical companies, including entities of The Dow Chemical Company and Royal Dutch Shell plc, and registered by the U.S. government for use on food crops. We and other growers applied DBCP on banana farms in Latin America and the Philippines, and on pineapple farms in Hawaii. These specific periods of use varied among the different locations. We halted all purchases of DBCP, including for use in foreign countries, when the U.S. Environmental Protection Agency cancelled the registration of DBCP for use in the United States in 1979. That cancellation was based in part on a 1977 study by a manufacturer which indicated an apparent link between male sterility and exposure to DBCP among factory workers producing the product, as well as early product testing done by the manufacturers showing testicular effects on animals exposed to DBCP. To date, there is no reliable evidence demonstrating that field application of DBCP led to sterility among farm workers, although that claim is made in the pending lawsuits. Nor is there any reliable scientific evidence that DBCP causes any other injuries in humans, although plaintiffs in the various actions assert claims based on cancer, birth defects and other general illnesses.

Currently there are 181 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments. In addition, there are 65 labor cases pending in Costa Rica under that country’s national insurance program. Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $15 billion, with lawsuits in Nicaragua representing approximately 97% of this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. We believe that none of the Nicaraguan judgments that are left will be enforceable against any Dole entity in the United States or in any other country. As to all the DBCP matters, we have denied liability and asserted substantial defenses. We believe there is no reliable scientific basis for the alleged injuries from the agricultural field application of DBCP. Nevertheless, we are working to resolve all DBCP litigation and claims. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on our financial position or results of operations because the amount of the probable loss is not material.

Former Shell Site

Beginning in 2009, Shell Oil Company and Dole were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation, or BHC, on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner complaints allege property damage and personal injury, and the City of Carson complaint alleges trespass and nuisance. Shell and these plaintiffs have settled the claims, and in September 2016, Dole and BHC similarly entered into a settlement agreement with the plaintiffs. The net amount of this settlement is not material to our results of operations. On March 3, 2017, the Court granted our motion for a determination of good faith settlement and dismissed Shell’s equitable indemnity claims for costs related to personal injury.

On May 6, 2013, Shell filed a complaint against us (which was later voluntarily dismissed), BHC and Lomita Development Company, seeking indemnity for the costs associated with the lawsuits discussed above and the cleanup discussed below, which as of the latest estimates from Shell totals $327 million, although the portion of that amount associated with personal injury claims (over $90 million) was cut-off by our settlement discussed above. In addition to equitable indemnity, Shell claims that an early entry side agreement between Shell and an entity related to BHC contractually requires BHC to indemnify Shell for anything related to the property. The Court has recently ruled, however, that neither BHC nor Lomita is an obligor under the contract. The trial on equitable indemnity is scheduled for August 21, 2017. BHC has filed a motion for summary judgment based on the statute of repose to dismiss Shell’s equitable indemnity claims, which will be heard in June 2017.

The California Regional Water Quality Control Board, or Water Board, is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order, or CAO, naming Shell as the Discharger and a Responsible Party, and ordering Shell to assess, monitor, and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015 the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. A trial was held on March 24, 2017. On April 24, 2017, the Court issued an order denying BHC’s petition.

In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on our financial position or results of operations because management believes the risk of loss is remote.

Merger-Related Litigation

On November 1, 2013, we completed a going private merger transaction pursuant to an Agreement and Plan of Merger with Mr. Murdock, Parent, and DFC Merger Corp., a Delaware corporation, or Purchaser, whose sole stockholder is Parent. The Purchaser was merged with and into Dole, with Dole continuing as the surviving corporation, or the Merger. As a result of this transaction, we became wholly-owned by Mr. Murdock, our Chairman.

Delaware Court of Chancery Litigation. Following the public disclosure of Mr. Murdock’s initial proposal to acquire Dole, class action lawsuits challenging the acquisition were filed against Dole’s directors, Parent and Mr. Murdock’s financial advisor. The cases were eventually consolidated in the Court of Chancery of the State of Delaware. Also in Chancery Court, an appraisal rights action was filed against Dole Food Company, Inc., on behalf of holders of approximately 17 million shares. The class action and appraisal action were coordinated for all purposes. Following trial, the Chancery Court issued a Memorandum Opinion on August 27, 2015 with a conclusion that Mr. Murdock, Michael Carter and Parent were jointly and severally liable for damages of $2.74 per share plus interest for the class action lawsuit, and that the appraisal petitioners were owed an additional $2.74 per share above the $13.50 per share merger consideration. The Memorandum Opinion held that Mr. Murdock breached his duty of loyalty to stockholders by orchestrating an unfair, self-interested transaction. The Court also held that Mr. Carter breached his duty of loyalty to stockholders. In reaching that holding, the Chancery Court found that Mr. Carter, for the benefit of Mr. Murdock, drove down Dole’s stock price and that Mr. Murdock and Mr. Carter undermined the work of a special committee of the board of directors constituted to consider Mr. Murdock’s proposal. That Memorandum Opinion, however, never became a final judgment because both cases were separately settled and approved by the Chancery Court in 2016. We paid $82.4 million during 2015 to settle the appraisal action, resulting in Dole recording an additional loss contingency of $57.5 million during the third quarter of 2015 in merger transaction, litigation settlement and other related costs included in the consolidated statements of operations. Mr. Murdock paid the settlement amount associated with the class action, for which we had no liability. Both cases were dismissed during 2016.

Federal Securities Litigation. On December 9, 2015, a putative class action was filed against Mr. Murdock, Michael Carter and Dole Food Company, Inc. in Delaware Federal District Court on behalf of all individuals who sold Dole stock between January 2, 2013 and October 31, 2013. The complaint alleges a breach of federal securities laws through alleged intentional misstatements made to the market via company press releases and earnings guidance. Plaintiffs filed an amended complaint on June 23, 2016, defendants answered, and the Court set a trial date for April 2, 2018. On January 9, 2017, the parties engaged in mediation and subsequently agreed to settle the litigation. The parties entered into a Stipulation and Agreement of Settlement to settle the litigation for $74 million, and on March 16, 2017, subsequently amended on March 30, 2017, the Court granted preliminary approval of the parties’ settlement. The Court has scheduled a settlement hearing for July 18, 2017, at which the Court will consider final approval of the settlement and dismissal of the lawsuit. As a result, during the fourth quarter of fiscal 2016, we recorded an additional $70 million loss contingency in merger transaction, litigation settlement and other related costs included in the consolidated statements of operations. On March 31, 2017 and April 9, 2017, Dole made the settlement payment, with insurance contributing approximately $7.3 million of the $74 million paid. There can be no assurance that the Court will give final approval to the settlement. If the Court declines to give final approval, the settlement payment will be returned and the Company intends to vigorously defend the litigation and the ultimate resolution could have a material adverse effect on the Company.

Packaged Salads Recall

In late January 2016, we were advised by the U.S. Food and Drug Administration, or FDA, and the CDC that they suspected a multi-state outbreak of listeria monocytogenes was linked to packaged salads produced at Dole Fresh Vegetables, Inc.’s Springfield, Ohio facility. We responded by immediately ceasing all production activities at the Springfield facility and issuing a voluntary withdrawal followed by a recall of packaged salads produced there. The Springfield facility resumed production after extensive testing and a root cause investigation and analysis.

We have received notice of several claims of illness (and in two cases, death) potentially relating to this listeria outbreak, and are currently defending one lawsuit in Indiana state court, two in Michigan state court, and one in Ontario, Canada. Each of the pending cases is in the early stages. Our insurance is participating in the defense of the litigation and the claims. On April 29, 2016, we were served with a subpoena from the U.S. Department of Justice, or DOJ, seeking information for its investigation of the listeria outbreak and our Springfield facility. We are in the process of responding to the DOJ subpoena. In the opinion of management, after consultation with legal counsel, the claims or actions related to the packaged salads recall are not expected to have a material adverse effect, individually or in the aggregate, on our financial position or results of operations because the probable loss is not material.

Costa Rica Tax Litigation

During the second quarter of fiscal 2011, we received an income tax assessment in Costa Rica in the amount of approximately $43 million, including interest and penalties, relating to the audit of the years 2006 and 2007. We have been challenging the assessment and believe it is without merit. In November 2016, we received notice that the review by the Costa Rican Administrative Tax Tribunal confirmed the assessment of the tax authorities. We are currently evaluating next steps with our Costa Rican tax advisors which will likely include filing an administrative lawsuit with the judicial branch of the Costa Rican government. In order to challenge the decision of the Administrative Tax Tribunal in court, we may be required to pay a deposit for the full amount of the assessment, pay the deposit in installment payments, or post collateral.

MANAGEMENT

Board of Directors, Executive Officers and Key Employees

The names, ages and positions of our current directors, executive officers, key employees and the individuals who will become directors upon the listing of our common stock on the                     , in each case as of the date of this prospectus, are as follows:

Name	Age	Position

David H. Murdock	94	Chairman of the Board of Directors

Johan Lindén	50	President and Chief Executive Officer

Johan Malmqvist	41	Vice President, Chief Financial Officer and Treasurer

Renato Acuña	60	President, Dole Fresh Fruit

Tim Stejskal	52	General Manager and SVP of Sales, Dole Fresh Vegetables

Francisco Chacon	46	President, Dole Diversified

Yoon J. Hugh	46	Senior Vice President, Controller and Chief Accounting Officer

Jared R. Gale	40	Vice President, General Counsel and Corporate Secretary

Charlene Mims	55	Senior Vice President, Human Resources

Natalie Dyenson	46	Vice President, Food Safety and Quality

Xavier Roussel	47	Vice President Marketing and Sustainability

Janine Peck	57	Director

Roberta Wieman	72	Director

David H. Murdock, Chairman of the Board and Director. Mr. Murdock joined Dole as Chairman of the Board and Chief Executive Officer in July 1985, and continued as Dole’s Chief Executive Officer until June 2007. Mr. Murdock was re-appointed as Dole’s Chief Executive Officer in February 2013, and held such position until April 2017. Mr. Murdock has beneficially owned all of the capital stock of Dole since November 2013. Mr. Murdock was also Dole’s President from February 2004 to July 2004. He has been Chairman of the Board, Chief Executive Officer and Director of Castle & Cooke, since October 1995 (Mr. Murdock has beneficially owned all of the capital stock of Castle & Cooke since September 2000). Since June 1982, he has been Chairman of the Board and Chief Executive Officer of Flexi-Van Leasing, Inc., a Delaware corporation wholly owned by Mr. Murdock. Mr. Murdock also is the owner/developer of numerous real estate developments and is the owner of Castle & Cooke Mortgage, LLC, a Delaware limited liability company. Mr. Murdock also is the sole shareholder of numerous corporations engaged in a variety of business ventures and in the manufacture of industrial and building products. Mr. Murdock’s presence on the Board of Directors has been vital to the Company’s growth and success over the past 32 years. Mr. Murdock’s passion for healthy living has given the Company direction and focus through his leadership. Mr. Murdock’s vast experiences and successes in the business world are also an invaluable asset to the Board of Directors as it evaluates not only the Company’s present circumstances, but also the direction it will head in the future.

Johan Lindén, President and Chief Executive Officer. Mr. Lindén joined Dole in September 2000 and was named President and Chief Executive Officer in April 2017. From April 2015 through April 2017, Mr. Lindén served as President and Chief Operating Officer of Dole. Prior to 2015, Mr. Lindén has held various positions within our European operations. He served as General Manager of our European Value-Added operations from 2000 to 2008, and also as deputy General Manager for our Swedish Wholesale operation from 2005 to 2008. Mr. Lindén was promoted to General Manager Fresh Fruit Northern Europe in 2008, and was subsequently promoted to President Dole Europe in October 2010, a position he held until his most recent promotion to the positions he currently holds. Mr. Lindén holds a B.B.A. in Business Administration from Schiller International University, Germany, and studied at Iowa State University and Harvard University, and he holds an M.B.A. from University of Cape Town.

Johan Malmqvist, Vice President, Chief Financial Officer and Treasurer. Mr. Malmqvist joined Dole in July 2014 and is based out of the Dole headquarters in Westlake Village, California. Prior to Dole, he spent five years as Chief Financial Officer and Executive Vice President of Perstorp Holding AB, based in Sweden. Prior to Perstorp, Mr. Malmqvist spent ten years with Duni AB in various roles and geographic locations, most recently as Chief Financial Officer. Mr. Malmqvist holds a B.A. in International Business and a Masters of Science Business Administration from San Diego State University, California.

Renato Acuña, President, Dole Fresh Fruit. Mr. Acuña joined Dole in 1982 and has held several management positions in Latin America. He served as Country Manager in Colombia from 1991 to 1996, was promoted to Production Vice President in charge of Ecuador, Peru and Colombia in August 1996, was promoted to President of Diversified Products and Organics in August 2005, and was subsequently promoted to President, Dole Tropical Products Latin America in 2008. Mr. Acuña was promoted to his current role, President of Dole’s Fresh Fruit divisions, in November 2014. He holds a B.S. from the University of Costa Rica and an M.B.A. from Tulane University.

Tim Stejskal, General Manager and SVP of Sales, Dole Fresh Vegetables. Mr. Stejskal joined Dole in May 1999 as Western Division Sales Manager at Dole Fresh Vegetables residing in Modesto, CA. His responsibilities expanded with roles of Western Regional Sales Manager, Western Director of Sales and Operations, Vice President of Sales and SVP of Sales, to his current role. Prior to Dole, he spent five years in various leadership roles with Cape Cod Chips and Chatham Village Foods, including Director of Sales and Sales Operations Manager. Prior to Cape Cod and Chatham Village, Mr. Stejskal spent ten years with Philip Morris USA in various sales roles, his latest being District Sales Manager. Mr. Stejskal holds a B.S. in Business Administration from St. Mary’s College of California.

Francisco Chacon I., President, Dole Diversified. Mr. Chacon joined Dole in 1996 and has held various management positions throughout Dole’s Chile operations. In 2000 he was promoted to Sales Manager, responsible for the development and implementation of the export business strategy, maximizing the company´s returns from sales in a sustainable manner and within the corporate framework. In 2014 he was promoted to President for Dole Chile, responsible for all sourcing, production and shipping for Dole’s Deciduous fruit, including Chile, Argentina and Peru. In 2015, he was promoted to his current position of President of Dole Diversified, including South Africa, Peru, Argentina and Chile. He has a bachelor’s degree in agricultural engineering from the Universidad de Talca.

Yoon J. Hugh, Senior Vice President, Controller and Chief Accounting Officer. Ms. Hugh joined Dole in 2001 as Assistant Corporate Controller. She was promoted to Vice President, Controller and Chief Accounting Officer in 2003. In February 2013, Ms. Hugh was promoted to Senior Vice President, Controller and Chief Accounting Officer. Prior to joining Dole, Ms. Hugh was a Senior Manager with PricewaterhouseCoopers LLP, Business Advisory & Assurance Practice. She holds a B.A. in Business-Economics from University of California, Los Angeles.

Jared R. Gale, Vice President, General Counsel and Corporate Secretary. Mr. Gale has been employed by Dole in various capacities since May 2010 when he began with the company as Director of Litigation where he was responsible for all material litigation and related legal work for the company. In May 2014 and May 2015, respectively, Mr. Gale’s role with the company was expanded to include the Assistant Secretary and Assistant General Counsel positions for Dole. Most recently, in July 2016 Mr. Gale was promoted to Vice President, General Counsel and Corporate Secretary, and is responsible for all of Dole’s legal affairs worldwide. Prior to joining Dole, Mr. Gale represented various corporations at the law firm Irell & Manella LLP. Mr. Gale has a B.A. in Philosophy from Brigham Young University and a J.D. from Harvard Law School.

Charlene Mims, Senior Vice President, Human Resources. Ms. Mims joined Dole in 1988 and has held various human resources positions. Ms. Mims held the position of Vice President of Employee Benefits and Payroll from August 2005. In February 2013, Ms. Mims was promoted to Vice President, Human Resources. Most recently, Ms. Mims was promoted to Senior Vice President, Human Resources in May 2014. Ms. Mims has a B.A. in accounting from University of La Verne, an M.B.A. and a Masters in Psychology from University of Santa Monica.

Natalie Dyenson, Vice President, Food Safety and Quality. Ms. Dyenson joined Dole in October 2016. Based out of the David H. Murdock Core Laboratory on the North Carolina Research Campus in Kannapolis, North Carolina, Ms. Dyenson has responsibility for food safety and quality programs globally. Prior to Dole, she spent eight years in various senior director positions with Wal-Mart Stores, Inc., most recently leading food safety across 6,500 retail stores, 48 company owned manufacturing facilities and 220 fresh distribution centers in 26 countries for Walmart’s international division. Prior to Walmart, Ms. Dyenson spent eight years with Walt Disney Parks and Resorts, based out of Orlando, Florida, where she held various roles in food safety and public health supporting Walt Disney World, Disney Regional Entertainment, Disney Cruise Line and the Parks and Resorts business globally. Ms. Dyenson holds a B.S. in Microbiology from the University of Iowa and a M.P.H. in Infectious Disease Epidemiology and Biostatistics from the University of South Florida.

Xavier Roussel, Vice President Marketing and Sustainability, Dole Food Company Inc. Mr. Roussel joined Dole in 1997 and has held various product management positions throughout Dole’s European operations before becoming General Manager in Benelux. He was then promoted to Marketing, Communications and Sustainability director at Dole Europe before relocating to North Carolina in his current function of Vice President of Marketing and Sustainability for Dole Food Company Inc. He has a B.A. in Business from ESSCA in Angers (France).

Janine Peck, Director. Ms. Peck joined Dole as a member of the Board of Directors in 2013. Since 2000, Ms. Peck has been a Banker with Wells Fargo, Private Bank where she has developed an in-depth knowledge of financials, operations and audit procedures across various different business lines. Ms. Peck brings broad expertise in financial management to the Board of Directors through her extensive experience in the banking industry. This background also allows her to make valuable contributions regarding the Company’s capital structure as well as its financing and investing activities.

Roberta Wieman, Director. Ms. Wieman has been a member of Dole’s Board of Directors since April 2015. She also previously served as a director from 2003 to 2009. Prior to her retirement in April 2013, Ms. Wieman had been employed by Dole in various capacities; most recently, Ms. Wieman served as Executive Vice President from 2004 until her retirement. Ms. Wieman’s past service as an executive, including with the Company, provides the Board of Directors with valuable operational expertise and insight regarding management’s day-to-day responsibilities. Ms. Wieman’s collective service on the Board of Directors also provides her with a meaningful working knowledge of our business and operations.

Except as specifically noted above with respect to certain changes in the composition of our Board of Directors in connection with the listing of our common stock on the             , all directors serve a term from the date of their election until the next annual meeting. However, following the consummation of this offering, our Board of Directors will be classified into three classes as more specifically discussed below under “Composition of the Board of Directors.” Our executive officers (as defined in the SEC’s Rule 3b-7) are Johan Lindén, Johan Malmqvist, Yoon Hugh, Jared Gale and Charlene Mims.

There is no family relationship between any officer or director of Dole.

We have adopted a “code of ethics” as defined by the rules of the SEC under the Exchange Act applicable to our principal executive officer, principal financial officer and principal accounting officer. A copy of the code of ethics, which we call our Code of Conduct, and which applies to all of our employees, is available on our web site at www.dole.com. We intend to post on our web site any amendments to, or waivers (with respect to our principal executive officer, principal financial officer and principal accounting officer) from, this code of ethics within four business days of any such amendment or waiver.

Composition of the Board of Directors

Upon the consummation of the offering, the terms of office of members of our Board of Directors, are divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of shareholders to be held in 2018;

•	Class II directors, whose terms will expire at the annual meeting of shareholders to be held in 2019; and

•	Class III directors, whose terms will expire at the annual meeting of shareholders to be held in 2020.

Our Class I directors are             , our Class II directors are             , and our Class III directors are             . At each annual meeting of shareholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified Board of Directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our Board of Directors has determined that the following director nominees will be independent as determined in reference to the standards of the             .

Board Structure and Committee Composition

As of the date of this prospectus, our Board of Directors has three directors and the following committees: Audit, Corporate Compensation and Benefits and Nominating and Governance. Upon the listing of our common stock on the                     , we will reconstitute the Board of Directors so that it has              directors as discussed above under “Management—Board of Directors, Executive Officers and Key Employees.” The composition of these committees and the function of each of the committees are described below. During fiscal 2016, our Board of Directors held three meetings.

Audit Committee	Corporate Compensation and Benefits Committee	Nominating and Governance Committee

*	independent director

Audit Committee. The Audit Committee of our Board of Directors will consist of             . The Audit Committee, which upon consummation of this offering will have at least one independent director, makes recommendations to our Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions. Our Board of Directors has determined              qualifies as an “audit committee financial expert” as defined by the rules under the Exchange Act. The background and experience of each of our audit committee members are set forth above.

Corporate Compensation and Benefits Committee. The Corporate Compensation and Benefits Committee of our Board of Directors will consist of             . The Corporate Compensation and Benefits Committee oversees our compensation plans and organizational matters. Such oversight includes decisions regarding executive management salaries, incentive compensation and long-term compensation plans as well as companywide incentive and equity plans for our employees and consultants and appointments and promotions for senior management.

Nominating and Governance Committee. The Nominating and Governance Committee of our Board of Directors will consist of             . The Nominating and Governance Committee is responsible for recruiting and retention of qualified persons to serve on our Board of Directors, including proposing such individuals to the Board of Directors for nomination for election as directors, for evaluating the performance, size and composition of the Board of Directors and for oversight of our compliance activities. The Nominating and Governance Committee considers written suggestions from shareholders, including potential nominees for election, and oversees the corporation’s governance programs.

Compensation Committee Interlocks and Insider Participation

None of the prospective members of our Compensation and Organization Committee will be an officer or employee of Dole or a former officer of our company nor have any relationship requiring disclosure by us under Item 404 of Regulation S-K. No executive officer of Dole serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Compensation and Organization Committee.

Executive Sessions

Executive sessions of non-management directors will be included on the agenda for every regularly scheduled Board and Board committee meeting. These sessions will be chaired by                 , the Board’s lead independent director and the chairperson of the applicable committee chairs the committee executive sessions. Any director can request that an additional executive session be scheduled.

Limitation of Directors’ Liability and Indemnification

The North Carolina Business Corporation Act, or NCBCA, authorizes corporations, to the extent permitted by Section 55-8-30(e) of the NCBCA, to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. As is permitted by the NCBCA, our Articles of Incorporation as will be in effect immediately prior to the consummation of this offering include a provision that eliminates the personal liability of directors for monetary damages for breach of any duty as a director, except for liability with respect to:

•	acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with our best interests;

•	any liability under Section 55-8-33 of the NCBCA (unlawful distributions); or

•	transactions from which the director derived improper personal benefit.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the NCBCA, subject to limited exceptions. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. In addition, we are required under our Bylaws to advance certain expenses (including attorneys’ fees) to our directors and officers and permitted to advance expenses to our employees and agents. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

In addition to the indemnification provided by our Articles of Incorporation and Bylaws, prior to the closing of this offering, we will have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, will require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request except where such expenses were incurred on account of such person’s activities that were at the time taken known or believed by the person to be clearly in conflict with the best interests of the Company.

Except as set forth in “Business—Legal Proceedings—Federal Securities Litigation,” there is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Objectives

Dole has historically compensated its Named Executive Officers through a mix of cash programs: base salary, annual incentives and long-term incentives. These programs are designed to be competitive with both general industry and food and consumer products companies and to align the Named Executive Officers’ incentives with the long-term interests of Dole. Dole’s compensation policies are intended to enable Dole to attract and retain top quality management as well as to motivate management to set and achieve aggressive goals in their respective areas of responsibility. The compensation setting process consists of targeting total compensation for each Named Executive Officer and reviewing each component of compensation both individually and as a piece of overall compensation.

In connection with becoming a public company, certain aspects of our compensation mix will likely change, primarily with respect to equity-based compensation as Dole has not historically granted equity-based awards while a private company.

Dole’s “Named Executive Officers” refers to those officers identified in the “Summary Compensation Table” below. Our Named Executive Officers for 2016 were: David H. Murdock, Chairman and Chief Executive Officer; Johan Lindén, President and Chief Operating Officer; Johan Malmqvist, Chief Financial Officer and Treasurer, Charlene Mims, Senior Vice President, Human Resources and Jared Gale, Vice President, General Counsel and Corporate Secretary.

Corporate Compensation and Benefits Committee Role

The Corporate Compensation and Benefits Committee, or the Committee, meets as often as required during the year in furtherance of its duties, including reviewing compensation for the Named Executive Officers. The Committee has retained the services of Exequity, an independent executive compensation consulting firm, to review the competitiveness of Dole’s executive compensation programs relative to comparable companies. Exequity will provide the Committee with the relevant market data for each Named Executive Officer’s position, as well as for other key executives within Dole. Exequity will be available to respond to requests generated by the Committee.

Role of Named Executive Officers in Compensation Decisions

Mr. Murdock reviews Mr. Lindén’s performance and receives input from Mr. Lindén with respect to the performance of Messrs. Malmqvist and Gale along with Ms. Mims. Recommendations with respect to each component of pay are presented to the Committee for approval. The Committee can exercise its discretion in modifying recommendations made for any Named Executive Officer.

Benchmarking

The Committee reviews external pay data to understand the relevant labor markets in which Dole competes for executive talent. To this end, multiple data sources are considered to facilitate a broad understanding of market pay rates. These sources include a custom group of industry peer companies and published survey data. The custom peer group includes companies in related industries that roughly approximate Dole in terms of size, as measured by annual revenues. The published survey data includes a much larger sampling of similarly sized general industry companies, and a smaller subset that includes only Food and Beverage companies. The custom peer group is shown below and is comprised of 15 companies in comparable industries with median annual revenues of roughly $5.0 billion.

Campbell Soup Company	Fresh Del Monte Produce Inc.	McCormick & Company, Inc.

Central Garden & Pet Company	The Hershey Company	Pinnacle Foods Inc.

Dean Foods Company	Hormel Foods Corporation	Post Holdings, Inc.

Dr. Pepper Snapple Group. Inc.	Ingredion Incorporated	Spectrum Brands Holdings, Inc.

Flowers Foods, Inc.	The J. M. Smucker Company	The WhiteWave Foods Company

Dole competes with many larger public companies for executive talent. Historically, the Committee has determined that, because Dole was a privately-held enterprise, Dole would rely on base salary and annual incentives that are targeted at or above the median of other similarly sized companies and that long-term incentive compensation would trail the median.

Total Direct Pay Compensation

Total direct pay at Dole has three components: base salary and annual and long-term incentive programs.

Based on the analysis of the competitive review, targeted 2016 total direct pay was as follows: for the Chairman, approximately $5.3 million; for the President and Chief Executive Officer, approximately $1.4 million; for the Chief Financial Officer, approximately $0.7M; for the Senior Vice President, Human Resources, approximately $0.6M and for the Vice President, General Counsel and Corporate Secretary, approximately $0.5 million

Under Dole’s current total compensation structure, the approximate mix of base salary, annual incentive and long-term incentive programs for the Named Executive Officers is as follows: 30% - 50% to base salary, 25% - 35% to annual incentives and 0% - 35% to long-term incentive. In allocating total compensation among these components of pay, the Committee believes the compensation package should be predominantly performance-based since these individuals have the greatest ability to affect and influence the financial performance of Dole.

Base Salary

The Committee wants to provide a base salary that is commensurate with the position in Dole and is comparable to what other individuals in similarly situated positions might receive. In 2016, base salaries were approximately 30 - 50% of total direct compensation. The Committee considers each Named Executive Officer’s position relative to the market, his responsibilities and performance in the job. Messers. Malmqvist and Gale received a salary adjustment in July 2016 based on both their respective level of pay relative to benchmarking data and level of performance. Mr. Malmqvist’s salary increased from $408,000 to $416,160 and Mr. Gale’s base salary increased from $246,000 to $300,000. Base salary changes to other Named Executive Officers were determined not to be necessary in 2016.

Annual Incentives

General

Dole’s annual incentive program, the Annual Incentive Management Incentive Plan, or the Annual Incentive Plan, has target bonuses for the Named Executive Officers, as a percentage of salary, ranging from 50% to 110%. The target bonus for fiscal 2016 for each Named Executive Officer was as follows: 110% of base salary for Mr. Murdock, 100% of base salary for Mr. Lindén, 75% of base salary for Mr. Malmqvist, and 65% of base salary for Ms. Mims and 50% of base salary for Mr. Gale. The maximum bonus amount for each Named Executive Officer was 200% of the target amount, which was determined to be consistent with competitive norms. Payments are generally made if the specified minimum level of financial performance is realized and may be increased to maximum levels only if substantially higher performance levels are attained, subject to the discretion of the Committee. The following table summarizes the target and maximum bonus amounts for each Named Executive Officer under the Annual Incentive Plan for fiscal 2016:

Name	Target Bonus Amount	Maximum Bonus Amount
David H. Murdock	$2,750,000	$5,500,000
Johan Lindén	$690,000	$1,380,000
Johan Malmqvist	$312,120	$642,240
Charlene Mims	$247,000	$494,000
Jared R. Gale	$150,000	$300,000

The annual financial performance goal is recommended by management and approved by the Committee. The financial performance goal is structured to present a challenging, yet achievable profitability scenario for Dole. The Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

Consistent with the approach for allocating total target compensation among the three components of compensation, target annual cash incentive levels for the Named Executive Officers under the Annual Incentive Plan were approximately 25% to 35 % of total direct compensation in 2016.

The Named Executive Officers have an identical financial performance goal for their incentives and may earn 100% of their targeted incentives if established targets for the financial performance goal are met. The maximum bonus amount can be earned only if substantial higher performance is achieved. The Committee may approve discretionary payments to the Named Executive Officers if the financial performance goal in a given fiscal year is not attained, in recognition of their respective overall performance.

Metrics for Fiscal 2016

Earnings Before Income Taxes, Depreciation and Amortization as measured under the agreements governing our Indebtedness, or Target EBITDA, was chosen as the annual financial performance goal for fiscal 2016. Target EBITDA was chosen because management believes it provides a comprehensive view of annual consolidated performance and focuses management on cash generation and debt reduction. In determining the funding of the bonus pool, the Committee compares actual consolidated results with the target performance level for Target EBITDA. The annual budget is the budget we use for operating and planning purposes and is not a special budget used for compensation purposes. The target performance level for Target EBITDA for 2016 was $247.1 million.

In determining the achievement of the Target EBITDA goal in 2016, the Committee approved an incentive pool based on Target EBITDA results adjusted for unusual or non-recurring items consisting of unanticipated costs related to weather events and book gains from various asset sales. 2016 actual Target EBITDA was below budget at $242.1M, which resulted in an initial guideline amount for the overall incentive pool for the Named Executive Officers equal to approximately 97.96% of their aggregate target bonus amounts.

Payments under the Annual Incentive Plan for 2016 were paid in early 2017 as follows: Mr. Murdock received $0, Mr. Lindén received $675,924; Mr. Malmqvist received $305,753; Ms. Mims received $241,961; and Mr. Gale received $146,940.

Long-Term Incentives

In prior years, Dole has awarded the Named Executive Officers awards under the Long Term Incentive Plan with three-year performance periods, with the last such awards granted prior to this offering relating to the 2014-2016 performance period. Each Named Executive Officer’s final award in connection with each grant is determined as of the end of the performance period for that grant, and is paid in a lump sum no later than 75 days following the end of the performance period. The performance measures and targets are recommended by management and set by the Committee. The Committee has authorized all of the Named Executive Officers to participate in the Long Term Incentive Plan.

For the 2014-2016 performance period, individual target incentive amounts were established either as a fixed amount intended to replace the three-year average grant date value of equity awards previously made to the Named Executive Officer (this was applicable to Mr. Gale and Mr. Linden) or as a percentage of base compensation that was determined taking into account the individual’s role with the Company (this was applicable to Mr. Murdock, Mr. Malmqvist and Ms. Mims). The maximum amount that could be earned under the awards was set at 200% of target, which was determined to be consistent with competitive norms. The following table summarizes the target and maximum incentive amounts for each Named Executive Officer for the 2014-2016 performance period under the Long Term Incentive Plan.

	Minimum	Target	Maximum
David H. Murdock	0	$1,650,000	$2,062,500
Johan Linden	0	$255,573	$319,466
Johan Malmqvist	0	$300,000	$375,000
Charlene Mims	0	$180,000	$225,000
Jared R. Gale	0	$68,000	$85,000

The Named Executive Officers had identical performance goals for the 2014-2016 Incentive Period and could earn 100% of their targeted long-term incentive payments if financial performance goals were achieved. Payments for the 2014-2016 Incentive Period could range from 0% to 125% of a Named Executive Officer’s target award. There is no discretionary pay component available under the Long Term Incentive Plan. Achievement of target awards under this plan requires company performance, on a consolidated basis, to meet three-year performance goals. Such goals are driven by Dole’s three-year financial and operating plan.

Generally, the Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year. Maximum awards reflect very ambitious goals which can only be attained when business results are exceptional, thus justifying the higher award payments. Similarly, if performance targets fall short of specified levels, there will be no payout under the Long Term Incentive Plan.

Achievement of Dole’s three-year financial plan can be difficult to reach and is subject to the volatile nature of Dole’s businesses, which can be impacted by numerous factors, such as exposure to commodity input costs like fuel, shipping and packaging, as well as product supplies which can be impacted by weather, political risk, currency fluctuations and other factors.

The Long Term Incentive Plan for the 2014-2016 Incentive Period was calculated based on achievement of Target EBITDA over the three-year period. The cumulative Target EBITDA goal was $750 million. The achievement relative to targeted performance under the Long Term Incentive Plan for the 2014-2016 Incentive Period was 96.12%.

Payment under the Long Term Incentive Plan for the 2014-2016 Incentive Period were paid in early 2017 as follows: Mr. Murdock received $0; Mr. Lindén received $245,657; Mr. Malmqvist received $288,360; Ms. Mims received $173,016 and Mr. Gale received $65,362.

Retirement Plan

Until December 31, 2001, Dole maintained a traditional defined benefit pension plan. Subsequent to that time no new participants were added to the plan and benefits under the plan for existing participants were frozen. Dole did institute a five-year transition benefit plan for long-term employees and that concluded at the end of 2006. Messers Linden, Malmqvist and Gale had not accrued any benefit under the benefit pension plan prior to the freeze. Ms. Mims is entitled to receive an annual retirement benefit of approximately $21,739. Mr. Murdock is over the age of 70 1/2 and, as required by the Internal Revenue Code, is receiving his current annual retirement benefit of $208,604. If any individual’s benefit under the pension plan exceeds the maximum annual benefit or the maximum compensation limit, Dole will pay the excess from an unfunded excess and supplemental benefit plan. Additional details regarding the supplemental retirement plan are provided below following the Pension Plan Table.

Savings Plans

Dole matches contributions to the 401(k) plan up to 6% of eligible compensation.

The Named Executive Officers, as well as other U.S. based senior executives, are eligible to participate in the Excess Savings Plan where eligible employees can contribute up to 100% of eligible earnings (base pay and annual incentive). Additional details regarding the Excess Savings Plan can be found below under “—Nonqualified Deferred Compensation.”

Perquisite and Other Agreements

Perquisites for the Named Executive Officers (except for Mr. Murdock) are the reimbursement for financial planning and a company-paid annual executive physical. Dole paid an annual subscription to the New York Metropolitan Opera on behalf of Mr. Murdock.

The Named Executive Officers participate in Dole’s other benefit plans on the same terms as other employees. These plans include medical and dental insurance, life insurance, and long term disability insurance. In addition, the Named Executive Officers are entitled to reimbursement from Dole for the cost of financial planning services and an annual executive physical under Dole’s self-funded medical benefits plan.

Employment Agreements

As of end of the 2016 fiscal year, Dole was not party to any employment agreements with the Named Executive Officers.

Severance and Change of Control Arrangements

Our Named Executive Officers participate in the same severance program, on the same terms, as all other eligible employees. The program provides for severance pay upon certain involuntary terminations based upon years of service, as described in more detail below.

Double-trigger change of control agreements are in place for certain Named Executive Officers. As discussed below under “—Change of Control,” at the time they were offered we believed these change of control agreements were important in order to keep these executives focused on the business of Dole should a change of control have occurred in the past, but we no longer offer them to our Named Executive Officers.

The change of control benefits for Mr. Lindén include a gross-up payment in connection with Internal Revenue Code Section 280G (referred to as the Section 280G gross-up). The other Named Executive Officers with a legacy change of control agreement do not have the 280G gross-up feature.

See the discussion below under “—Severance” and “—Change of Control” for further information on our severance and change of control arrangements.

Stock Ownership Guidelines

As a private company, there are currently no equity ownership requirements or guidelines that any of our Named Executive Officers or other employees must meet or maintain. However, Dole does expect to adopt market-based guidelines once public.

Policy Regarding Restatements

We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, the Board of Directors or Committee would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the restatement.

Tax Deductibility

The Committee has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our Named Executive Officers. Section 162(m) places a limit of $1.0 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by shareholders is not subject to this deduction limit. As we are not currently publicly-traded, the Committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following this offering, the Committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The table below summarizes total compensation paid, earned or awarded to each of the Named Executive Officers for the fiscal years ended December 31, 2016, January 2, 2015 and January 3, 2014.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Non Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
David H. Murdock	2016	$2,500,000	—	$—	$8,573	$86,097	$2,594,670
Chairman & Chief Executive Officer Dole Food Company, Inc.	2015	$2,500,000	—	$3,275,000	$7,082	$75,819	$5,857,901
	2014	$1,923,077	—	$3,232,075	$288,586	$73,182	$5,516,920

Johan Lindén	2016	$690,000	—	$921,581	$—	$91,385	$1,702,966
President & Chief Operating Officer Dole Food Company, Inc.	2015	$443,178	—	$800,903	$—	$272,475	$1,516,556
	2014	$318,828	—	$290,612	$—	$241,039	$850,479
			—

Johan Malmqvist	2016	$412,080	—	$594,113	$74	$26,589	$1,032,856
Chief Financial Officer & Treasurer Dole Food Company, Inc.	2015	$404,000	—	$306,000	$—	$24,050	$734,050
	2014	$198,462	—	$114,895	$—	$15,539	$328,896

Charlene Mims	2016	$380,000	—	$414,977	$3,898	$36,656	$835,531	(5)
Senior Vice President Human Resources Dole Food Company, Inc.	2015	$380,000	—	$352,000	$2,721	$47,680	$782,401	(5)
	2014	$342,500	—	$290,299	$48,798	$134,144	$815,741	(5)

Jared Gale	2016	$273,383	—	$212,302	$—	$23,348	$509,033
Vice President, General Counsel & Corporate Secretary Dole Food Company, Inc.	2015	$243,000	—	$77,250	$—	$18,478	$338,728
	2014	$239,639	—	$100,000	$—	$145,667	$485,306

(1)	Base salary adjustments are made based on performance, internal equity, and market data. Mr. Malmqvist joined the company in July 2014 and Mr. Lindén transferred from the company’s Europe operations in August 2015. Mr. Lindén’s compensation in 2014 and for a portion of 2015 consist of earnings converted from Euros.
(2)	Amounts shown reflect both an Annual Incentive Plan payment as well as payment under the Long Term Incentive Plan. Amounts for annual incentive are shown for each fiscal year as cash payments made or to be made in the subsequent fiscal year with respect for performance for such fiscal year under that plan. Awards earned for the 2014—2016 incentive period (paid in 2017) under the Long Term Incentive Plan are also included in the amounts listed.
(3)	The amounts shown reflect the actuarial increase in the present value of Mr. Murdock’s, and Ms. Mims’ benefits under all pension plans established by Dole using interest rate and mortality rate assumptions consistent with those used in Dole’s financial statements and includes amounts which the Named Executive Officer may not currently be entitled to receive. In general, the present value of the benefits under the pension plans increase until attainment of age 65 and thereafter decrease due to the mortality assumptions. Also reflected in the amounts shown are the annual earnings on each Named Executive Officer’s deferred compensation balance.

The 2016 change in actuarial value for each of the Named Executive Officers is as follows: for Mr. Murdock ($71,125); and for Ms. Mims ($4,213). Messers. Linden, Malmqvist, and Gale joined Dole after the defined benefit plans were frozen and therefore do not have a benefit. The amounts shown also include above market earnings on non-qualified deferred compensation as follows: for Mr. Murdock $8,573; for Mr. Lindén $0; for Mr. Malmqvist $74; for Ms. Mims $3,898, and for Mr. Gale $0.

The 2015 change in actuarial value for each of the Named Executive Officers is as follows: for Mr. Murdock ($216,711); and for Ms. Mims ($27,877). The amounts shown also include above market earnings on non- qualified deferred compensation as follows: for Mr. Murdock $7,082; for Mr. Lindén $0; for Mr. Malmqvist $0; for Ms. Mims $2,721, and for Mr. Gale $0.

The 2014 change in actuarial value for each of the Named Executive Officers is as follows: for Mr. Murdock $283,760; and for Ms. Mims $47,335. The amounts shown also include above market earnings on non-qualified deferred compensation as follows: for Mr. Murdock $4,826; for Mr. Lindén $0; for Mr. Malmqvist $0; for Ms. Mims $1,463, and for Mr. Gale $0.

(4)	The 2016 amounts shown include the following: (1) on behalf of Mr. Murdock an amount of $80,797 for an annual subscription to the New York Metropolitan Opera, (2) on behalf of Mr. Lindén, an amount of $60,360 for annual tuition payments for his children; (3) Dole’s employer contributions to both the 401(k) and Excess Savings Plans of Dole Food Company, Inc. (see “—Compensation Discussion & Analysis—Savings Plans” and “—Nonqualified Deferred Compensation”) on behalf of Mr. Murdock $5,300, Mr. Lindén $20,650, Mr. Malmqvist $23,189, Ms. Mims $31,406 and Mr. Gale $19,798; (4) the cost of financial planning services reimbursed by Dole for Mr. Murdock $0, Mr. Lindén $6,975, Mr. Malmqvist $0, Ms. Mims $0 and Mr. Gale $0; and (5) the cost of an annual executive physical for Mr. Murdock $0, Mr. Lindén $3,400, Mr. Malmqvist $3,400, Ms. Mims $5,250, and Mr. Gale $3,550.
(5)	A portion of Ms. Mims’ salary and annual incentive included in the Non Equity Incentive Plan Compensation are charged to Dole’s sister company, Castle & Cooke, Inc. In 2015, 25% of Ms. Mims’ compensation was allocated, and in 2016, 30% was allocated to Castle & Cooke Inc.

Grants of Plan-Based Awards Table

	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards(1)(2)
Name		Threshold	Target	Maximum
David H. Murdock		$0	$2,750,000	$5,500,000
Johan Lindén		$0	$690,000	$1,380,000
Johan Malmqvist		$0	$312,120	$642,240
Charlene Mims		$0	$247,000	$494,000
Jared R. Gale		$0	$150,000	$300,000

(1)	Amount reflect target and maximum bonus awards that may be earned under the Annual Incentive Plan.
(2)	The threshold, zero, applies if both performance measures fall below specified levels.

Pension Benefits

Dole sponsors both a qualified and nonqualified defined benefit plan. The accrued benefit under the qualified plan is 1.1% of final average compensation multiplied by years of service, plus 0.33% of final average compensation multiplied by years of service in excess of 15 years. The nonqualified plan is a restoration plan, providing benefits that cannot be provided under the qualified plan on account of Internal Revenue Code limits on compensation and benefits.

Participation in both defined benefit plans was frozen on December 31, 2001. Benefits were also frozen for most employees at that time, although some long-service employees received additional benefit accruals over the next five years. No benefits accrued under either defined benefit plan after December 31, 2006. All participants were fully vested as of that date.

Participants may receive their full benefit upon normal retirement at age 65 or a reduced benefit upon early retirement on or after age 55.

The amounts in the table below reflect the present value of the Named Executive Officer’s benefits under all defined benefit pension plans sponsored by Dole and are determined using the interest rate and mortality rate assumptions used for U.S. pension plans discussed in Note 12 in the notes to the consolidated financial statements for the year ended December 31, 2016 included elsewhere in this prospectus.

Name(1)	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
David H. Murdock(2)	Plan 29	8.5	$1,457,649	$93,973
	SERP	8.5	$820,047	$52,368
A. Charlene Mims	Plan 29	13.92	$161,860	$—
	SERP	13.92	$9,833	$—

(1)	Messers. Linden, Malmqvist and Gale joined Dole after the defined benefit plans were frozen and are not shown in the table as they do not have an accrued benefit under the qualified or nonqualified defined benefits plan.
(2)	As required by the Internal Revenue Code, Mr. Murdock, who is over the age of 70 1/2, is receiving his current annual retirement benefit as a joint and survivor annuity.

Nonqualified Deferred Compensation

Named Executive Officers and certain other executives are eligible to participate in the Excess Savings Plan, or the ESP. This plan is a nonqualified savings plan that provides participants with the opportunity to contribute amounts on a deferred tax basis which are in excess of the limits that apply to the 401(k) Plan. The ESP is coordinated with the Salaried 401(k) Plan so that, on a combined plan basis, participants may defer up to 100% of eligible earnings (generally, base salary and annual incentives) and will receive a Company match of the first 6% of eligible earnings. There are no investment options available under the ESP, instead amounts contributed to the ESP accrue interest at a fixed rate. For 2016, the interest rate was 4.96%. The interest rate in 2017 has been set at 4.71%. Such rate is declared annually by the Committee and is based on the Moody’s Yield on Seasoned Corporate Bonds—All Industries (Baa), as shown on the Federal Reserve H.15 release website.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(1)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
David H. Murdock	$—	$—	$22,739	$—	$481,182
Johan Lindén	$—	$2,100	$—	$—	$2,100
Johan Malmqvist	$—	$4,639	$195	$—	$6,934
A. Charlene Mims	$—	$10,206	$10,340	$—	$233,142
Jared R. Gale	$—	$—	$—	$—	$—

(1)	Executive contributions and company match are also reflected in the “Summary Compensation Table.”

By irrevocable election, an executive may elect to receive benefits under the ESP in either a lump sum payment or annual installments for a period of up to fifteen years. Lump-sum benefits under the ESP will be paid the earlier of the beginning of the year following the executive’s retirement or termination. However, upon a showing of financial hardship and receipt of approval from the Committee, an executive may be allowed to access funds deferred earlier than previously elected by the executive. A nonemergency withdrawal may be elected prior to termination of employment but only from benefits accrued prior to January 1, 2005. Such nonemergency withdrawal is subject to a penalty of 10%.

Payments upon Termination or Change of Control

The tables below reflect the amount of compensation that would become payable to each of the Named Executive Officers under existing plans and arrangements if the Named Executive Officer’s employment had terminated on December 31, 2016, given the Named Executive Officer’s compensation and service levels as of such date. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including benefits generally available to salaried employees, such as distributions under Dole’s 401(k) plan and frozen pension plans, and previously accrued and vested benefits under Dole’s nonqualified deferred compensation plan, as described in the tables above. In addition, in connection with any actual termination of employment, Dole may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Committee determines appropriate. The actual amounts that would be paid upon a Named Executive Officer’s termination of employment can be determined only at the time of such executive’s separation from Dole. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event and the executive’s age.

Severance

The Severance Pay Plan for Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries, or the Severance Plan, is in place for all eligible employees and provides for payment if an employee’s, including a Named Executive Officer’s, employment is involuntarily terminated as a result a workforce reduction, elimination of operations or job elimination. There are no other severance plans or severance agreements covering the Named Executive Officers. In the unlikely circumstance that a Named Executive Officer is involuntarily terminated under the qualifications of the Severance Plan, the Severance Plan provides for benefits in an amount equal to the weekly base compensation determined according to the following schedule:

Years of Service	Severance Pay Benefit
0-4	2 weeks for each year of service plus 2 weeks
5-14	2 weeks for each year of service plus 4 weeks
15 or more	2 weeks for each year of service plus 6 weeks

In no event will the severance benefits under the Severance Plan exceed either of the following: (i) an amount equal to a total of 104 weeks of weekly base compensation; or (ii) an amount equal to twice the Named Executive Officer’s compensation (including wages, salary, and any other benefit of monetary value) during the twelve-month period immediately preceding his termination of service.

Health and certain other benefits are continued for up to six months corresponding to the termination employment.

Change of Control

In line with the practice of numerous companies of Dole’s size, we recognize that the possibility of a change of control of Dole may result in the departure or distraction of management to the detriment of Dole. In March 2001, Dole put in place a program to offer change of control agreements to each Named Executive Officer and certain other officers and employees of Dole. At the time the program was put in place, Dole was advised by its executive compensation consultants that the benefits provided under the change of control agreements were within the range of customary practices of other public companies. The benefits under the change of control agreements are paid in a lump sum and are based on a multiple of two or three for each of the Named Executive Officers with change of control agreements.

In order to receive a payment under the change of control agreement, two triggers must occur. The first trigger is a change of control, as defined below. The second trigger is that the Named Executive Officer must be terminated without cause or with good reason, each as defined below, during the period beginning on the change of control date and ending on the second anniversary of the date on which the change of control becomes effective.

The payments to certain Named Executive Officers would be in the form of a lump sum cash payment, determined as follows:

•	Two or Three times the Named Executive Officer’s base salary;

•	Two or Three times the Named Executive Officer’s target bonus;

•	$20,000 or $30,000, in lieu of any other health and welfare benefits, fringe benefits and perquisites (including medical, life, disability, accident and other insurance, car allowance or other health and welfare plan, programs, policies or practices or understandings but excluding the Named Executive Officer’s rights relative to the option of acquiring full ownership of the company car) and other taxable perquisites and fringe benefits that the Named Executive Officer or his family may have been entitled to receive;

•	The pro-rata portion of the greater of (i) the Named Executive Officer’s target amounts under the Long Term Incentive Plan and (ii) the Named Executive Officer’s actual benefits under the Long Term Incentive Plan;

•	Accrued obligations (any unpaid base salary to date of termination, any accrued vacation pay or paid time off), and deferred compensation, including interest and earnings and pursuant to outstanding elections;

•	Pro-rata portion of the Named Executive Officer’s target bonus for the fiscal year in which the termination occurs;

•	Reimbursement for outstanding reimbursable expenses; and

•	A gross-up payment to hold the certain Named Executive Officer harmless against the impact, if any, of federal excise taxes imposed on the executive as a result of the payments contingent on a change of control.

There are four events that could constitute a change of control at Dole. The occurrence of any of these events would be deemed a change of control. These events were carefully reviewed by both internal and external experts and were deemed to best capture those situations in which control of the company would be altered. Below, we provide a general summary of the events that constitute a change of control.

1) An acquisition of 20% or more of the combined voting power of Dole’s stock. Excluded from the 20% acquisition rule is Mr. Murdock, or following his death, any trust or trustees designated by Mr. Murdock.

2) A change in the majority constitution of the Board of Directors, unless the changes are approved by two-thirds of the incumbent Board of Directors.

3) A merger, reorganization, consolidation, recapitalization, exchange offer or other extraordinary transaction unless (i) the beneficial owners of the outstanding voting securities of Dole immediately prior to such transaction own at least 50 percent of the outstanding voting securities of the new organization and (ii) a majority of the members of the board of directors of the new organization were members of the Board of Directors of Dole at the time of the execution of the agreement providing for such transaction.

4) A sale, transfer, or distribution of all or substantially all of Dole’s assets.

For purposes of the change of control agreements:

“Cause” is defined as Dole’s termination of the executive’s employment related to the occurrence of any one or more of the following: (1) conviction of, or pleading guilty or nolo contendere to, a felony; (2) commission of an act of gross misconduct in connection with the performance of duties; (3) demonstration of habitual negligence in the performance of duties; (4) commission of an act of fraud, misappropriation of funds or embezzlement in connection with employment by Dole; (5) death; or (6) Disability.

“Good Reason” is defined as the executive’s resignation of employment with Dole related to the occurrence of one or more of the following: (1) subject to certain exceptions, whether direct or indirect, a significant diminution of authority, duties, responsibilities or status inconsistent with and below those held, exercised and assigned in the ordinary course during the 90 day period immediately preceding the change of control date; (2) the assignment of duties that are inconsistent (in any significant respect) with, or that impair (in any significant respect) ability to perform, the duties customarily assigned to an executive holding the position held immediately prior to the change of control date in a corporation of the size and nature of Dole or the applicable subsidiary or business unit of Dole; (3) relocation of primary office more than 35 miles from current office on the change of control date; (4) any material breach by Dole of the change of control agreement or any other agreement with the executive; (5) the failure of a successor to Dole (in any transaction that constitutes a change of control), to assume in writing Dole’s obligations to the executive under the change in control agreement or any other agreement with the executive, if the same is not assumed by such successor by operation of law; (6) any reduction in base salary below base salary in effect on the change of control date (or if base salary was reduced within 180 days before the change of control date, the base salary in effect immediately prior to such reduction); or (7) any non de minimis reduction in aggregate benefits and other compensation, provided that a reduction in the aggregate of not more than 5% in aggregate benefits in connection with across-the-board reductions or modifications affecting similarly situated persons of comparable rank in Dole or a combined organization will not constitute good reason.

Change-in-Control Followed by Involuntary or Good Reason Termination

	Murdock	Linden	Malmqvist	Mims	Gale
Cash Severance	$0	$4,140,000	$0	$1,254,000	$0
Pro-Rata Bonus Payment[1,2]	$0	$690,000	$312,120	$247,000	$150,000
Performance Vested Cash[2,3]	$0	$245,657	$288,360	$173,016	$65,362
Welfare Benefit Value	$0	$30,000	$0	$20,000	$0
Total (Pre-Excise Tax)	$0	$5,105,657	$600,480	$1,694,016	$215,362
Excise Tax Gross-Up Payment (if applicable)	$0	$2,454,559	$0	$0	$0
Total Pre-Tax Payments	$0	$7,560,216	$600,480	$1,694,016	$215,362

1	Represents target bonus amounts for 2016 based on an assumed termination date of December 31, 2016. If an event that triggered these payments occurred prior to the end of the year, the incentive amounts would be prorated to reflect a partial bonus cycle.
2	Mr. Murdock decided to forego his bonus and LTI payment for 2016.
3	Represents actual payout amounts earned for the 2014-2016 LTIP cycle based on an assumed termination date of December 31, 2016. If an event that triggered these payments occurred prior to the end of the year, the awards would be prorated at the greater of target or actual.

Involuntary Termination w/o Cause or Good Reason by Executive

	Murdock	Linden	Malmqvist	Mims	Gale
Cash Severance[1]	$3,317,288	$64,130	$56,018	$466,469	$99,997
Pro-Rata Bonus Payment	$0	$0	$0	$0	$0
Performance Vested Cash[2]	$0	$245,657	$288,360	$173,016	$65,362
Welfare Benefit Value[3]	$2,387	$1,034	$1,448	$2,880	$2,186
Total	$3,319,675	$310,821	$345,826	$642,365	$167,545

1

The Severance Pay Plan for Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the “Severance Plan”) is in place for all eligible employees and provides for payment if an employee’s, including a Named Executive Officer’s, employment is involuntarily terminated as a result of a workforce reduction, elimination of operations or job elimination. In the unlikely circumstance that a

Named Executive Officer’s employment is involuntarily terminated under the qualifications of the Severance Plan, the Severance Plan provides for benefits based on weekly base salary.

2	Represents actual payout amounts earned for the 2014-2016 LTIP cycle based on an assumed termination date of December 31, 2016. If an event that triggered these payments occurred prior to the end of the year, the awards would be prorated based on actual results to reflect a partial performance period.
3	Health and other insurance benefits are continued for up to six months corresponding to the termination benefits under the Severance Pay Plan.

Death/Disability/Retirement

	Murdock	Linden	Malmqvist	Mims	Gale
Cash Severance	$0	$0	$0	$0	$0
Pro-Rata Bonus Payment[1,2]	$0	$675,924	$305,753	$241,961	$146,940
Performance Vested Cash[3]	$0	$245,657	$288,360	$173,016	$65,362
Welfare Benefit Value	$0	$0	$0	$0	$0
Total	$0	$921,581	$594,113	$414,977	$212,302

1	Represents actual bonuses earned for 2016 (paid in March 2017) based on an assumed termination date of December 31, 2016. If an event that triggered these payments occurred prior to the end of the year, the incentive amounts would be prorated to reflect a partial bonus cycle.
2	Mr. Murdock decided to forego his bonus and LTI payment for 2016.
3	Represents actual payout amounts earned for the 2014-2016 LTIP cycle based on an assumed termination date of December 31, 2016. If an event that triggered these payments occurred prior to the end of the year, the awards would be prorated based on actual results to reflect a partial performance period.

Non-Employee Director Compensation

Dole uses cash compensation to attract and retain qualified non-employee candidates to serve on the Board of Directors. In setting outside director compensation, Dole considers the significant amount of time that directors expend in fulfilling their duties to Dole, as well as the skill sets each outside director brings as a member of the Board of Directors.

Currently, members of the Board of Directors who are not employees of Dole are entitled to receive an annual cash retainer of $60,000 and a Board meeting fee of $2,000 for each Board meeting attended.

Director — Summary Compensation Table

Name(1)	Fees Earned or Paid in Cash(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total
Janine Peck	$66,000	$—	$—	$—	$66,000
Roberta Wieman	$66,000	$—	$—	$—	$66,000

(1)	David H. Murdock, Dole’s Chairman of the Board, Johan Lindén, President and Chief Executive Officer, Johan Malmqvist, are not included in this table because they are employees of Dole and do not receive any compensation for their service as Directors. Compensation for Mr. Murdock, Mr. Lindén, Mr. Malmqvist, Ms. Mims and Mr. Gale is included in the “Summary Compensation Table” above.

Stock Incentive Plan

2017 Stock Incentive Plan. The following is a summary of the material terms of our 2017 Stock Incentive Plan, which we intend to implement prior to the consummation of this offering. The 2017 Stock Plan was

adopted on                     . This description is not complete. For more information, we refer you to the full text of the 2017 Stock Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2017 Stock Plan authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, and incentive bonuses to employees, officers, non-employee directors and other service providers. The number of shares of common stock issuable pursuant to all awards granted under the 2017 Stock Plan shall not exceed                     . The number of shares issued or reserved pursuant to the 2017 Stock Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been terminated, expired unexercised, forfeited or settled in cash do not count as shares issued under the 2017 Stock Plan. In addition, (i) shares subject to awards that have been retained or withheld by Dole in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award, and (ii) shares subject to awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof do not count as shares issued under the 2017 Stock Plan. Further, shares that have been delivered to Dole in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award will be available for awards under the 2017 Stock Plan.

Administration. The 2017 Stock Plan is administered by the Corporate Compensation and Benefits Committee, or the Committee. The Committee has the discretion to determine the individuals to whom awards may be granted under the 2017 Stock Plan, the manner in which such awards will vest and the other conditions applicable to awards. Options, SARs, restricted stock, RSUs and incentive bonuses may be granted by the Committee to participants in such numbers and at such times during the term of the 2017 Stock Plan as the Committee shall determine. The Committee is authorized to interpret the 2017 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2017 Stock Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2017 Stock Plan. All decisions, determinations and interpretations by the Committee, and any rules and regulations under the 2017 Stock Plan and the terms and conditions of or operation of any award, are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2017 Stock Plan or any award.

Options. The Committee will determine the exercise price and other terms for each option and whether the options are nonqualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a nonqualified option. A participant may exercise an option by written notice and payment of the exercise price in shares, cash or a combination thereof, as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

Stock Appreciation Rights. The Committee may grant SARs independent of or in connection with an option. The exercise price per share of a SAR will be an amount determined by the Committee, and the Committee will determine the other terms applicable to SARs. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

•	the excess of the fair market value on the exercise date of one share of common stock over the exercise price, times

•	the number of shares of common stock covered by the SAR.

Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Committee.

Restricted Stock and Restricted Stock Units. The Committee may award restricted common stock and RSUs. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses. An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period set by the Committee. The terms of any incentive bonus will be set forth in an award agreement that will include provisions regarding (i) the target and maximum amount payable to the participant, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the incentive bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions as determined by the Committee. Payment of the amount due under an incentive bonus may be made in cash or in shares, as determined by the Committee. Incentive bonuses may be payable pursuant to a subplan.

Performance Criteria. Vesting of awards granted under the 2017 Stock Plan may be subject to the satisfaction of one or more performance goals established by the Committee. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability. Unless otherwise determined by the Committee, awards granted under the 2017 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control. Unless otherwise provided in the applicable award agreement or otherwise agreed to, (a) with respect to an award that is assumed in a change of control (as defined in the 2017 Stock Plan), if the awardee is terminated without cause or leaves for good reason within 24 months of the change of control or (b) if the award is not assumed in a change of control, in each case the award will vest and be fully exercisable or be paid or settled in full, as applicable. Alternatively, the Committee may provide for the conversion of any award into the right to receive cash or other per share consideration payable to the holders of our common stock in connection with the change of control, less any per share exercise price.

Effectiveness of the 2017 Stock Plan; Amendment and Termination. The 2017 Stock Plan will become effective when it is approved by Dole’s stockholders at a meeting of Dole’s shareholders or by written consent in accordance with the laws of the State of North Carolina. The 2017 Stock Plan will remain available for the grant of awards until the tenth (10th) anniversary of the date it was approved by the Board of Directors. The Board of Directors may amend, alter or discontinue the 2017 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, shareholder approval is required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, change the class of eligible participants, or otherwise when shareholder approval is required by law or under stock exchange listing requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

We have adopted a written related party transaction policy, which covers transactions between us and our directors, executive officers, 5% or greater shareholders and parties related to the foregoing, such as immediate family members and entities they control. The policy requires that any such transaction be considered and approved by our Audit Committee prior to entry into such transaction. In reviewing such transactions, the policy requires the Audit Committee to consider all of the relevant facts and circumstances available to the Audit Committee, including, if applicable, but not limited to, the benefits to us, the availability of other sources for comparable products or services the terms of the transaction and the terms available to unrelated third parties or to employees generally. Under the policy, if we should discover related party transactions that have not been approved, the Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Certain Relationships and Related Party Transactions

Mr. Murdock owns Castle & Cooke, a transportation equipment leasing company and a hotel. In the years ended December 31, 2016 and January 2, 2016, we paid Mr. Murdock’s companies an aggregate of approximately $4.4 million and $4.1 million, respectively, primarily for the rental of truck chassis and generator sets. Castle & Cooke purchased approximately $0.6 million and $0.5 million of products from us in the years ended December 31, 2016 and January 2, 2016, respectively.

We provide executive, legal and administrative services to Castle & Cooke. The charge for such services to Castle & Cooke is based on actual time spent by our employees plus related costs incurred in the performance of such services. Total charges by us were $0.6 million and $0.7 million for the years ended December 31, 2016 and January 2, 2016, respectively.

During the fourth quarter of 2008, we and North Carolina State University executed a 20-year sublease agreement pursuant to which our research center leases 11,000 gross square feet of office and laboratory space in Kannapolis, North Carolina. Castle & Cooke is the owner of the property. The rent expense paid to North Carolina State University was $0.7 million and $0.7 million in the years ended December 31, 2016 and January 2, 2016, respectively.

On May 20, 2016, we entered into a lease agreement with an entity owned by Mr. Murdock to lease 6,799 square feet of a building located in Kannapolis, North Carolina. The lease commenced on October 1, 2016, for a term of five years, with an option to extend for an additional five years. The annual lease payment is $0.2 million.

We loaned $34.0 million to entities owned by Mr. Murdock in the form of interest bearing notes during the second and third quarters of 2015. The notes bear interest at a rate of 4.75% per annum until paid in full. The outstanding principal of the notes and unpaid interest were due and payable in full by December 31, 2015. On December 31, 2015, we extended the notes such that the principal and unpaid interest were due and payable by June 30, 2016. During the second quarter of 2016, our affiliates repaid $21.6 million of the notes and interest. On July 1, 2016, we extended the remaining $14.0 million notes such that the principal and unpaid interest were due and payable by December 31, 2016. In connection with the extension, we reclassified the notes to shareholder’s equity due to uncertainty related to the exact timing of the repayment. On December 31, 2016, we further extended the notes such that the principal and unpaid interest are due and payable by December 31, 2017. At December 31, 2016, we had a receivable of $14.0 million due from affiliates related to the notes, which were included in the consolidated statements of shareholder’s equity.

We had a number of other transactions with Castle & Cooke and other entities owned by Mr. Murdock, on an arms-length basis, none of which, individually or in the aggregate, were material. Excluding the interest bearing notes, we had outstanding accounts receivable of $0.2 million and $0.2 million due from Castle & Cooke at December 31, 2016 and January 2, 2016, respectively.

Potential Related Party Acquisition Transaction

We have signed a term sheet to acquire the Dole Plantation, one of Hawaii’s leading attractions, from Castle & Cooke Properties, Inc. Our intention in entering into this transaction is primarily to increase our earnings. As currently contemplated, the acquisition of the Dole Plantation would be completed by mid-2017 but the consideration for the transaction has not yet been decided and we are evaluating various options.

Limitations on Transactions with Affiliates

Our secured credit facilities and our senior notes indenture impose substantive and procedural requirements with respect to the entry by us and certain of our subsidiaries into transactions with affiliates above a specified threshold. The credit facilities generally require that, except as expressly permitted in the credit facilities, all such transactions with affiliates be entered into in the ordinary course of business and on terms and conditions substantially as favorable to us as would reasonably be expected to be obtainable at the time in a comparable arms-length transaction with an unaffiliated third party. The indenture generally requires that, except as expressly permitted under the indenture, transactions with affiliates above a specified threshold must satisfy the requirements set forth above. The Audit Committee of our Board of Directors will annually receive and review a detailed summary of all transactions with related parties, which will provide a basis for the Audit Committee’s approval of the disclosure in respect of related party transactions contained in our Annual Reports on Form 10-K.

Executive Officer and Director Indemnification Agreements

Our Bylaws will require us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We have entered or will enter into prior to the consummation of this offering indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Registration Rights Agreement

We are party to a registration rights agreement with Mr. Murdock which is described in detail in “Description of Common Stock—Registration Rights.”

PRINCIPAL SHAREHOLDER

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus by (1) our existing shareholder, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming shares outstanding immediately following the completion of the this offering and no exercise of the underwriters’ option to purchase additional shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC. Unless indicated below, the address of each individual listed below is c/o Dole Food Company, Inc., One Dole Drive, Westlake Village, California 91362.

Name of Beneficial Owner	Shares of Common Stock Owned		Percent of Class
	Prior to the Offering	After the Offering(2)	Prior to the Offering	After the Offering(2)
Existing Shareholder:
David H. Murdock(1)	1,000		100%
Named Executive Officers
David H. Murdock(1)	1,000		100%
Johan Lindén	—	—	—	—
Johan Malmqvist	—	—	—	—
Jared R. Gale	—	—	—	—
Charlene Mims	—	—	—	—
Directors:
David H. Murdock(1)	1,000		100%
Janine Peck	—	—	—	—
Roberta Wieman	—	—	—	—
All directors and executive officers as a group (8 persons)	1,000		100%

(1)	These shares are held directly by Parent. Parent, a Delaware limited liability company, is controlled by The David H. Murdock Living Trust dated May 28, 1986, as amended, for which Mr. Murdock serves as the trustee. Mr. Murdock has effective sole voting and dispositive power with respect to the shares. Mr. Murdock is Dole’s Chairman of the Board.
(2)	Does not give effect to the shares of common stock that an affiliate of our existing shareholder has agreed to sell to the Trust and deliverable upon exchange of the Trust’s securities (or shares of common stock if the initial purchasers’ option to purchase additional Trust securities in the Trust Offering is exercised in full).

All of the outstanding shares of common stock of Dole have been pledged pursuant to Dole’s Credit Agreement and ancillary documents thereto. The consent of the lenders under such Credit Agreement will not be required in connection with the consummation of this offering or the Trust Offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain material terms of our existing indebtedness. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the applicable agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Credit Facilities

Term Loan

On April 6, 2017 Dole Food Company entered in a $950 million term loan, or the Term Loan, which will mature and be payable in full after seven years. The Term Loan amortizes annually (payable in equal quarterly installments) in an amount equal to (i) during the first four years, 2.5% per annum of the initial aggregate principal amount of the term loans and (ii) thereafter, 5.0% per annum of the initial aggregate principal amount of the term loans, plus a balloon payment due on the maturity date of April 6, 2024.

Interest under the Term Loan is payable, at the option of Dole Food Company, either at (i) LIBOR plus 2.75% to 3.00%, with a LIBOR floor of 1.00% or (ii) a base rate plus 1.75% to 2.00%, in each case, to be determined based on our first lien net leverage ratio. Interest will be payable, in the case of loans bearing interest based on LIBOR, in arrears at the end of the applicable interest period (and, for interest periods longer than three months, every three months) and, in the case of loans bearing interest based on the base rate, quarterly in arrears.

The Term Loan is guaranteed by Parent and subject to customary exceptions, certain direct and indirect wholly-owned material United States subsidiaries of Dole Food Company. The Term Loan is expected to be secured, subject to certain agreed exceptions, by (i) a first priority security interest in substantially all the assets and property of Dole Food Company and the guarantors, other than the ABL Facility Priority Collateral (defined below), or Term Loan Facility Priority Collateral, and (ii) a second priority security interest in the ABL Facility Priority Collateral.

The Term Loan contains customary affirmative covenants, including covenants related to financial statements and other information, notices of material events, conduct of the business, payment of taxes, maintenance of properties and insurance, submission to certain inspections, compliance with laws and agreements, use of proceeds, subsidiary guarantees, additional collateral and further assurances, lender calls, and maintenance of ratings. The Term Loan also contains customary negative covenants that, subject to certain exceptions, qualifications and “baskets,” generally will limit the ability to incur debt, create liens, make restricted payments, make certain investments, prepay or redeem certain debt, enter into certain transactions with affiliates, change fiscal year, enter into restrictions on distributions from subsidiaries, and enter into certain merger or asset sale transactions.

The Term Loan requires us to maintain compliance with a maximum first lien net leverage ratio, which will initially be set at 6.00 to 1.00, with step-downs to (i) 5.75 to 1.00 for each fiscal quarter of the 2019 and 2020 fiscal years and (ii) 5.50 to 1.00 for each fiscal quarter thereafter.

ABL Facility

On April 6, 2017 Dole Food Company and Solvest, Ltd., a Bermuda limited liability company and an indirect wholly-owned subsidiary of Dole Food Company, or Solvest, entered into a $175.0 million ABL Facility, or the ABL Facility, and together with the Term Loan, the Senior Credit Facilities, which will mature and be payable in full after five years. Both Dole Food Company and Solvest are permitted to borrow under the ABL Facility. Borrowings under the ABL Facility is subject to availability under a borrowing base.

The ABL Facility is guaranteed by Parent and, subject to customary exceptions, certain direct and indirect wholly-owned material United States subsidiaries of the Dole Food Company and, solely with respect to Solvest, each wholly-owned direct and indirect Bermuda subsidiary of Dole Food Company. The ABL Facility is secured, subject to certain agreed exceptions, by (i) a first priority security interest in the inventory, accounts receivable, cash, deposit accounts, securities and commodity accounts and certain items in connection therewith of Dole Food Company and each guarantor (collectively, the “ABL Facility Priority Collateral”) and (ii) a second priority security interest in the Term Loan Facility Priority Collateral; provided, however, that assets of Solvest and the Bermuda guarantors will not secure the obligations owed by Dole Food Company or any of its United States subsidiaries.

Interest under the ABL Facility is payable, at the option of Dole Food Company or Solvest, as applicable, at either (i) LIBOR plus 1.50% to 2.00%, with no LIBOR floor, or (ii) a base rate plus 0.50% to 1.00%, in each case, with step-downs and step-ups based upon Dole Food Company’s average historical excess availability. Interest will be payable, in the case of loans bearing interest based on LIBOR, in arrears at the end of the applicable interest period (and for interest periods longer than three months, every three months) and, in the case of loans bearing interest based on the base rate, quarterly in arrears. Interest will also be payable at the time of repayment of any loans and at maturity.

The ABL Facility contains customary affirmative covenants including covenants related to financial statements and other information, collateral reporting, notices of material events, conduct of the business, payment of taxes, maintenance of properties and insurance, submission to certain inspections, compliance with laws and agreements, use of proceeds and letters of credit, subsidiary guarantees, cash management, and additional collateral and further assurances. Dole Food Company will allow one field examination and one inventory appraisal, at our expense, during any calendar year, subject to certain exceptions in the event that excess availability is lower than a specified threshold for a specified period of time or during the continuance of an event of default. The ABL Facility also contains customary negative covenants that, subject to certain exceptions, qualifications and “baskets,” generally limit the ability to incur debt, create liens, make restricted payments, make certain investments, prepay or redeem certain debt, enter into certain transactions with affiliates, change fiscal year, enter into restrictions on distributions from subsidiaries, and enter into certain merger or asset sale transactions.

The ABL Facility contains a financial covenant to comply with a trailing four quarter fixed charge coverage ratio of 1.00 to 1.00 which will be applicable only when excess availability falls below certain thresholds and will continue only until excess availability is greater than such thresholds for 30 consecutive days.

Senior Secured Notes

On April 6, 2017, Dole Food Company completed the sale and issuance of $300 million aggregate principal amount of 7.25% Senior Secured Notes due 2025, or the Notes, pursuant to an indenture among Dole Food Company, the guarantors thereto and Wilmington Trust, National Association, as Trustee and Collateral Agent, or the Indenture. The Notes mature on June 15, 2025. Interest on the Notes will be paid semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2017. The Notes are guaranteed, jointly and severally, on a senior secured basis by Parent and all of the Dole Food Company’s existing and future domestic subsidiaries that guarantee the obligations under the Senior Credit Facilities. The Notes and the guarantees are secured by third-priority liens on substantially all of Dole Food Company’s and the guarantors’ property and assets that secure the Senior Credit Facilities.

On or after June 15, 2020, we may redeem the Notes at the redemption prices specified in the Indenture. At any time prior to June 15, 2020, we may redeem up to 40% of the aggregate principal amount of the Notes outstanding at a redemption price equal to 107.250% with the net cash proceeds of a contribution to the capital of Dole Food Company or one or more public or private sales. Prior to June 15, 2020, we may redeem the Notes a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus a specified make whole premium. Upon the occurrence of a “Change of Control,” we will be required to make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest.

The Indenture contains customary affirmative covenants, including covenants related to financial statements and other information, payment of taxes, additional subsidiary guarantees and further assurances. The Indenture also contains customary negative covenants that, subject to certain exceptions, qualifications and “baskets,” generally will limit the ability to incur debt, create liens, make restricted payments, make certain investments, prepay or redeem certain debt, enter into certain transactions with affiliates and enter into certain merger or asset sale transactions. In the event that the notes obtain investment grade ratings from certain nationally recognized ratings organizations, certain of the negative covenants will be suspended until such time when the Notes cease to maintain such investment grade status.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our Articles of Incorporation and Bylaws, each as will be in effect immediately prior to the consummation of this offering. This summary does not purport to be complete and is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Our Articles of Incorporation will authorize us to issue 100,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. Our Board of Directors, without further approval of the shareholders, may establish the powers, preferences, rights, qualifications and limitations, including the dividend rights, dividend rates, conversion rights, conversion prices, voting rights and redemption rights, of any series of preferred stock and may authorize the issuance of any such series.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held, and are entitled to vote together as a class, on all matters submitted to a vote of shareholders. Except for the election of directors, if a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast against the action, unless the vote of a greater number is required by the NCBCA, our Articles of Incorporation or our Bylaws. The election of directors is determined by the affirmative vote of a majority of the votes cast unless the number of nominees exceed the number of directors to be elected, in which case, directors are elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote. In the latter event, the nominees with the greatest number of votes cast, even if less than a majority, will be elected. Our common shareholders do not have preemptive or subscription rights, nor do they have cumulative voting rights.

Dividend Rights

Under the NCBCA, a corporation may not make any distribution (including dividends, whether in cash or other property, and redemptions or repurchases of its shares) if the distribution would result in either (1) the corporation being unable to pay its debts when they become due or (2) the corporation’s assets being less than the sum of its liabilities plus any preferential liquidation rights of shareholders. For purposes of making this determination, the NCBCA permits a corporation’s board of directors to determine asset values based either on book values or on a fair valuation or other method that is reasonable in the circumstances. Holders of common stock are entitled to receive proportionately any dividends when and as declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock, based on the number of shares of common stock then held of record by such holders.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Our outstanding shares of common stock are not subject to any further calls or assessments, redemption or sinking fund provisions, nor are they convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

We do not have and immediately following this offering we will not have, any shares of preferred stock outstanding. Our Board of Directors, without any further vote or action by our shareholders, has broad authority to issue up to an aggregate of 10,000,000 shares of preferred stock from time to time, in one or more classes or series or shares, on terms that it may determine, including among other things:

•	its dividend rate;

•	its liquidation preference;

•	whether or not the shares will be convertible into, or exchangeable for, any other securities; and

•	whether or not the shares will have voting rights, and, if so, determine the extent of the voting powers and the conditions under which the shares will vote as a separate class.

We believe that our Board of Directors’ ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. We have no current plans to issue preferred stock for any purpose.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with Mr. Murdock, the only current shareholder. This agreement will provide Mr. Murdock with certain rights with respect to the registration of his shares under the Securities Act, as described below.

At any time after              days following the date of this prospectus, Mr. Murdock can request that we register all or a portion of his shares, so long as the total offering price of the shares to the public is at least $        . We will be required to file no more than              registration statements in response to these demand registration rights. We may postpone the filing of any registration statement requested in connection with the exercise of demand registration rights for up to              days,              times in a 12-month period, if we determine that a registration would be seriously detrimental to the interests of our shareholders and us.

If we register any securities for public sale, Mr. Murdock will have the right to include his shares in the registration statement, subject to the ability of the underwriters to limit the number of shares included in the offering because of market conditions. However, this right does not apply to this offering or any registration statement relating to any of our employee benefit plans or a corporate reorganization.

Mr. Murdock can request that we register his shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $        . We are not required to file more than              registration statements on Form S-3 in any              month period pursuant to a registration requested by Mr. Murdock. Any registration effected pursuant to the exercise of the demand rights described above reduces the number of registrations on Form S-3 that we are required to effect for Mr. Murdock in any such period. We may postpone the filing of a registration statement for up to              days once in a              month period if we determine that the registration would be seriously detrimental to our shareholders and us.

We will pay all of the expenses, except underwriters’ and brokers’ discounts and commissions, incurred in connection with the registrations described above. The registration rights described above will expire at such time as Mr. Murdock can sell all of his shares in a three month period following this offering under Rule 144 of the Securities Act. Mr. Murdock has agreed not to make any demand for, or exercise any right with respect to, his registration rights until 180 days following the date of this prospectus without the consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc.

Anti-Takeover Effects of Our Shareholders Agreement and Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire our company. In addition, Mr. Murdock and his affiliates will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets. For more information regarding the risks posed by Mr. Murdock’s controlling interest in the Company, see “Risk Factors—We are a ‘controlled company,’ controlled by David H. Murdock, whose interests in our business may be different from yours.”

Authorized but Unissued Stock

Our Articles of Incorporation authorize the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board of Directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of our company. This possibility may encourage persons seeking to acquire control of our company to negotiate first with our Board of Directors.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control or management of our company. For example, our Board of Directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock, or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill”. Our Board of Directors is able to implement a shareholder rights plan without further action by our shareholders.

Use of our preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by shareholders, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of preferred stock could discourage bids for our company even if such bid represents a premium over our then-existing trading price.

Written Consents of our Shareholders Must be Unanimous

After the closing of this offering, we will be a “public corporation” as defined in the NCBCA. The NCBCA requires that, to be effective, a written consent of shareholders of a public corporation must be unanimous. Accordingly, it is extremely unlikely that our shareholders could take action by means of a written consent. This requirement may make it more difficult for a potential acquirer to achieve its objectives.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Pursuant to these provisions, to be timely, a shareholder’s notice must meet certain requirements with respect to its content and be received at our principal executive offices, addressed to the secretary of our company, within the following time periods:

•	In the case of an annual meeting, not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, to be timely, the shareholder notice must be received not earlier than the close of business on the later of the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made; and

•	In the case of a nomination of a person or persons for the election to the Board of Directors at a special meeting of the shareholders called for the purpose of electing directors, not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting

These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on our Board of Directors. Without cumulative voting, a minority shareholder may not be able to gain as many seats on our Board of Directors as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our Board of Directors to influence its decision regarding a takeover. Under the NCBCA, by virtue of our date of incorporation and the fact that our Articles of Incorporation do not give our shareholders the right to cumulate their votes, our shareholders are not entitled to cumulate their votes.

Shareholder Approval of Certain Business Combinations

North Carolina has two primary anti-takeover statutes, the Shareholder Protection Act and the Control Share Acquisition Act, which govern the shareholder approval required for certain business combinations. As permitted by North Carolina law, we have opted out of both these provisions. Accordingly, we are not subject to any anti-takeover effects of the North Carolina Shareholder Protection Act or Control Share Acquisition Act.

Election and Removal of Directors; Filling Vacancies

Our Bylaws contain provisions that establish specific procedures for nominating, electing and removing members of our Board of Directors, including the advance notice requirements discussed above under “—Requirements for Advance Notification of Shareholder Nominations and Proposals.”

Vacancies and newly created directorships on our Board of Directors may be filled only by a majority of the directors then serving on the Board of Directors.

Amendment of Bylaws

Our Bylaws may be altered, amended or repealed, or new bylaws may be adopted, by (1) a majority of the members of our Board of Directors unless otherwise provided by the NCBCA, our Articles of Incorporation, or a bylaw adopted by our shareholders or (2) the holders of a majority of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders or directors, that the notice of such meeting must have stated that the amendment of our Bylaws was one of the purposes of the meeting.

Amendment of Articles of Incorporation

Except as provided under North Carolina law and as discussed below, amendments to our Articles of Incorporation must be proposed by our Board of Directors and approved by holders of a majority of our total outstanding shares entitled to vote.

Power to Call Special Meetings of Shareholders

Our Bylaws permit a special meeting of shareholders to be called by a majority of the members of our Board of Directors, our Chairman or Chief Executive Officer, or the holders of 25% of all votes entitled to be cast on any issue to be presented at the special meeting. These provisions may make a change in control of our business more difficult by delaying shareholder actions including those to elect directors, until the next annual shareholder meeting.

Limitations on Liability and Indemnification of Officers and Directors. The NCBCA, to the extent permitted by Section 55-8-30(e), authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. As permitted by the NCBCA, our Articles of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of any duty as a director, except for liability with respect to:

•	acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with our best interests;

•	any liability under Section 55-8-33 of the NCBCA (unlawful distributions); or

•	transactions from which the director derived improper personal benefit.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the NCBCA, subject to limited exceptions. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. In addition, we are required under our Bylaws to advance certain expenses (including attorneys’ fees) to our directors and officers and permitted to advance expenses to our employees and agents. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is             .

Listing

Our common stock has been approved for listing on                  under the symbol “             .”

SHARES ELIGIBLE FOR FUTURE SALE

Upon the consummation of the offering, we will have                  shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option), except that any shares acquired by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with Rule 144 and the limitations described below. All of the shares of common stock sold in the offering will be freely tradable under the Securities Act. In connection with the Trust Offering, Parent will be involved in a private placement by the Trust of its $     mandatory exchangeable Trust securities. See “Summary—The Offering.” On or shortly after         , 2020, these Trust securities will be exchanged, at Parent’s option, for either between      and      shares of our common stock (or between      and      shares of our common stock if the initial purchasers’ overallotment option is exercised in full) based on the market value of our common stock during a valuation period immediately prior to the final settlement, subject to certain adjustments, or an amount in cash equal to the value of such number of shares of our common stock. Any such shares delivered upon exchange will be freely tradable under the Securities Act, except that any shares acquired by “affiliates” may only be sold in compliance with Rule 144 and the limitations described below. Upon the expiration of lock-up agreements between our current shareholder and the underwriters, which will occur 180 days after the date of this prospectus, all of the shares of common stock owned by this shareholder, or Restricted Shares, will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding (                 shares immediately after the offering or                  shares if the underwriters’ over-allotment is exercised in full) or (ii) the average weekly trading volume of our common stock on the                  during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC (or the date of receipt of the order to execute the transaction if no such notice is required). All of the Restricted Shares have been held for over one year. Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours preceding the sale, and who has beneficially owned shares for at least one year is entitled to sell such shares pursuant to Rule 144(b)(1) without regard to the limitations and requirements described above.

The existing shareholder has agreed with the underwriters not to directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc. until                 , 2017. The restrictions described above do not apply in certain circumstances as described in “Underwriters.”

After the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our Stock Incentive Plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. After the completion of this offering,                  shares will be reserved for issuance under our Stock Incentive Plans. This registration statement will become effective immediately upon filing.

We are unable to estimate the number of shares that may be sold in the future by the existing shareholder or the effect, if any, that sales of shares by such shareholder will have on the market price of our common stock. Although an affiliate of our existing shareholder has agreed to sell to the Trust                  shares of common stock deliverable upon exchange of the Trust’s securities (or                  shares of common stock if the initial purchasers’ option to purchase additional Trust securities in the Trust Offering is exercised in full), the affiliate also has the right to settle that obligation in cash. Sales of substantial amounts of common stock by the existing shareholder could adversely affect the market price of our common stock.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not an entity or arrangement treated as a partnership and is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual who is not a citizen of the United States may, subject to certain restrictions as well as limitations contained in any applicable income tax treaties, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding calendar year and one-sixth of the days present in the second preceding calendar year). U.S. residents are generally taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of certain U.S. federal income tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	U.S. federal estate or gift tax consequences;

•	the U.S. net investment income tax that is imposed in addition to other U.S. income taxes (the Unearned Income Medicare Contribution);

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, qualified foreign pension funds, hybrid entities, brokers, dealers or traders in securities, tax-exempt entities, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, persons subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, pass-through entities, governmental organizations, persons deemed to sell our common stock under the constructive sale provisions of the Code or persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment; or

•	lenders of our indebtedness that will be repaid in whole or in part with proceeds from this offering; or

•	the Trust Offering, any exchange of Trust securities or the tax consequences of holding shares of our common stock that are acquired pursuant to any exchange of Trust securities.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

We strongly urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

As described in “Dividend Policy,” we do not anticipate paying dividends on our common stock in the foreseeable future. However, if distributions of cash or property (other than certain stock distributions) are made to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal withholding tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for and manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

If the non-U.S. holder is engaged in a trade or business in the United States, either directly or through an entity treated as a partnership for U.S. federal income tax purposes, and the dividends are effectively connected with the conduct of such trade or business, and, if provided in an applicable income tax treaty, are dividends attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, then the dividends are not subject to U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates and in the manner applicable to U.S. persons. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of a tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder generally must provide to the applicable withholding agent a properly executed IRS Form W- BEN or W-8BEN-E, as applicable, (or successor form) for treaty benefits or IRS Form W-8ECI (or successor form) for effectively connected income, before the payment of dividends, and, if claiming the benefit of a tax treaty, generally must certify under penalties of perjury on the appropriate forms that such non-U.S. holder is not a U.S. person and is eligible for treaty benefits. These forms may need to be periodically updated. Non-U.S. holders may obtain a refund from the IRS of any excess amounts withheld by timely filing an appropriate claim for refund along with the required information. Special certification rules apply to certain partnerships and trusts. Accordingly, a non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1.	The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2.	The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. federal income tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

3.	We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation,” within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds (actually and constructively) no more than 5% of our outstanding common stock, during the relevant period. Generally, a United States corporation is treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, our common stock has been approved for listing on the                 , but no assurances can be provided that our stock will or will continue to be considered to be regularly traded on an established securities market for this purpose.

Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder described in clause (2) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and our common stock is not regularly traded on an established securities market, then a purchaser may be required to withhold 15% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the U.S. Treasury regulations promulgated thereunder and other official guidance (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institutions or non-financial foreign entities are acting as intermediaries), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Treasury and may alter the above rules. Future Treasury regulations or other official guidance may modify these requirements.

Under the applicable U.S. Treasury regulations, withholding under FATCA generally currently applies to payments of dividends on our common stock, and the IRS has announced that FATCA withholding will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Backup Withholding and Information Reporting

We must report annually to the IRS, and to each non-U.S. holder, the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder (at the applicable rate), unless such holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN, W-8BEN-E, W-8ECI, or other applicable IRS Form, certifying under penalties of perjury that, among other things, it is a non-U.S. person (and the applicable withholding agent does not have actual knowledge or reason to know that such holder is a U.S. person), and otherwise complies with all applicable legal requirements, or otherwise qualifies for an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount, unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has certain documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The foregoing discussion is only a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income tax treaty.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Stephens Inc.
William Blair & Company, L.L.C.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the          under the trading symbol “              ”.

We and all directors and officers and the holders of all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•	a transfer of shares in connection with the Trust Offering.

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, certain affiliates of Deutsche Bank Securities Inc. are lenders under credit facilities with Mr. Murdock, the Chairman of our Board of Directors, through multiple borrowing entities, with certain of those credit facilities being collateralized by shares of our common stock. In addition, certain affiliates of Deutsche Bank Securities Inc. are lenders under a credit facility for Castle and Cooke, an entity wholly owned by Mr. Murdock.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

An offer to the public of any shares of our common stock may not be made in any Member State of the European Economic Area which has implemented the Prospectus Directive, each a Relevant Member State; provided, that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

2.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us); and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California and Womble Carlyle Sandridge & Rice LLP, Durham, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2016 and January 2, 2016 and for the years ended December 31, 2016, January 2, 2016, and January 3, 2015 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus forms a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits thereto. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto. Copies of the registration statement, including the exhibits thereto, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including the registration statement of which this prospectus forms a part, are also available to you for free on the SEC’s website at www.sec.gov. Upon consummation of this offering we will become subject to the informational and reporting requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above or obtain copies of these materials from the Public Reference Room of the SEC upon payment of prescribed fees at the address noted above or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by our independent registered public accounting firm.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DOLE FOOD COMPANY, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DOLE FOOD COMPANY, INC. AND SUBSIDIARIES

Audited Financial Statements as of December 31, 2016 and January 2, 2016 and for the Three Fiscal Years Ended December 31, 2016, January 2, 2016, and January 3, 2015:

Report of Independent Registered Public Accounting Firm	F-26

Consolidated Statements of Operations for the Years Ended December 31, 2016, January 2, 2016, and January 3, 2015	F-27

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2016, January 2, 2016, and January 3, 2015	F-28

Consolidated Balance Sheets as of December 31, 2016 and January 2, 2016	F-29

Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, January 2, 2016, and January 3, 2015	F-30

Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2016, January 2, 2016 and January 3, 2015	F-31

Notes to Consolidated Financial Statements	F-32

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands, except per share data)
Revenues, net	$1,035,535	$1,050,735
Cost of products sold	(954,144)	(984,538)

Gross profit	81,391	66,197
Selling, marketing and general and administrative expenses	(48,396)	(42,111)
Merger transaction, litigation settlement and other related costs	6,817	(32)
Gain on asset sales	2,281	1,408

Operating income	42,093	25,462
Other income (expense), net	(995)	(4,721)
Interest income	923	1,444
Interest expense	(17,288)	(14,898)

Income (loss) from continuing operations before income taxes and equity earnings (loss)	24,733	7,287
Income taxes	(11,781)	(1,691)
Earnings (loss) from equity method investments	594	(102)

Income (loss) from continuing operations, net of income taxes	13,546	5,494
Income from discontinued operations, net of income taxes	17	992

Net income (loss)	13,563	6,486
Less: Net (income) loss attributable to noncontrolling interests	(485)	10

Net income (loss) attributable to Dole Food Company, Inc.	$13,078	$6,496

Earnings per share—Basic and Diluted:
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests	$13,061	$5,504
Net income (loss) attributable to Dole Food Company, Inc.	13,078	6,496

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Net income (loss)	$13,563	$6,486
Foreign currency translation adjustment, net of income tax of $0 for all periods presented	7,102	7,154

Comprehensive income	20,665	13,640
Less: Comprehensive (income) loss attributable to noncontrolling interests	(485)	10

Comprehensive income attributable to Dole Food Company, Inc.	$20,180	$13,650

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 25, 2017	December 31, 2016
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$59,374	$36,628
Restricted cash and investments	6,329	7,261
Receivables, net of allowances of $22,425 and $19,369, respectively	545,919	549,960
Inventories	252,325	241,845
Prepaid expenses and other assets	57,643	42,517
Assets held-for-sale	8,346	6,686

Total current assets	929,936	884,897
Investments	25,204	24,253
Actively marketed property	120,363	126,716
Property, plant and equipment, net of accumulated depreciation of $317,535 and $289,457, respectively	1,158,986	1,171,982
Goodwill	340,403	345,503
Intangible assets, net	256,687	256,678
Other assets, net	97,280	96,667

Total assets	$2,928,859	$2,906,696

LIABILITIES AND EQUITY
Accounts payable	$302,768	$298,827
Accrued liabilities	411,331	409,058
Notes payable and current portion of long-term debt, net	41,900	74,005

Total current liabilities	755,999	781,890
Long-term debt, net	1,243,725	1,219,533
Deferred income tax liabilities	123,310	117,613
Other long-term liabilities	308,206	310,462
Commitments and contingencies (Note 13)
Shareholder’s equity
Common stock—$0.001 par value; 1,000 shares authorized, issued and outstanding as of March 25, 2017 and December 31, 2016	––	—
Additional paid-in capital	796,337	796,184
Notes receivable from affiliates	(14,153)	(14,000)
Accumulated deficit	(211,894)	(224,972)
Accumulated other comprehensive loss	(81,274)	(88,376)

Equity attributable to Dole Food Company, Inc.	489,016	468,836
Equity attributable to noncontrolling interests	8,603	8,362

Total equity	497,619	477,198

Total liabilities and equity	$2,928,859	$2,906,696

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Operating Activities
Net income (loss)	$13,563	$6,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,705	23,993
Net unrealized loss on financial instruments	11,599	10,788
Asset write-offs and net (gain) loss on sale of assets	(1,982)	(1,501)
(Earnings) loss from equity method investments	(594)	102
Amortization of debt discounts and debt issuance costs	1,502	1,489
Provision for deferred income taxes	6,150	(1,340)
Pension and other postretirement benefit plan expense	1,428	1,172
Changes in operating assets and liabilities:
Receivables, net of allowances	(3,247)	(7,596)
Inventories	(11,019)	(6,164)
Prepaid expenses and other assets	(16,449)	(10,625)
Income taxes	(999)	(2,094)
Accounts payable	8,972	8,684
Accrued and other long-term liabilities	(8,332)	(37,719)

Cash flow provided by (used in) operating activities	24,297	(14,325)
Investing Activities
Cash received from sales of assets	14,376	2,674
Capital expenditures	(5,837)	(38,948)
Sales of restricted investments	2,004	2,644
Purchases of restricted investments	(147)	(10)
Investments in non-consolidated affiliates	(357)	(107)
Restricted cash and deposits	(394)	3,015
Other	(51)	(1,105)

Cash flow provided by (used in) investing activities	9,594	(31,837)
Financing Activities
Short-term debt borrowings	2,258	166
Short-term debt repayments	(934)	(10,973)
Long-term debt borrowings	154,249	127,400
Long-term debt repayments	(165,698)	(106,603)
Payment of debt issuance costs	—	(2,579)
Dividends paid to noncontrolling interests	(244)	(253)

Cash flow provided by (used in) financing activities	(10,369)	7,158

Effect of foreign currency exchange rate changes on cash	(776)	(825)

Increase (decrease) in cash and cash equivalents	22,746	(39,829)
Cash and cash equivalents at beginning of period	36,628	83,210

Cash and cash equivalents at end of period	$59,374	$43,381

Supplemental cash flow information:
Accrued property, plant and equipment	$718	$7,453
Income tax payments, net of refunds	6,631	5,125
Interest payments on borrowings	11,294	6,192

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

		Equity Attributable to Dole Food Company, Inc.
							Accumulated Other Comprehensive Income (Loss)
	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Notes Receivable from Affiliates		Accumulated Deficit	Pension & Other Postretirement Benefits	Cumulative Translation Adjustment	Equity Attributable to Noncontrolling Interests	Total Equity
		(In thousands)
Balance at January 2, 2016	1	$—	$796,184		$—	$(140,993)	$(17,276)	$(55,912)	$8,254	$590,257
Net income (loss)	—	—	—		—	6,496	—	—	(10)	6,486
Dividends paid	—	—	—		—	––	—	—	(253)	(253)
Foreign currency translation adjustment, net of income tax of $0	—	—	—		—	—	—	7,154	—	7,154

Balance at March 26, 2016	1	$—	$796,184	$	$––	$(134,497)	$(17,276)	$(48,758)	$7,991	$603,644

Balance at December 31, 2016	1	$—	$796,184		$(14,000)	$(224,972)	$(24,052)	$(64,324)	$8,362	$477,198
Net income	—	—	—		—	13,078	—	—	485	13,563
Interest receivable from affiliates	—	—	153		(153)	—	—	—	—	—
Dividends paid	—	—	—		—	—	—	—	(244)	(244)
Foreign currency translation adjustment, net of income tax of $0	—	—	—		—	—	—	7,102	—	7,102

Balance at March 25, 2017	1	$—	$796,337		$(14,153)	$(211,894)	$(24,052)	$(57,222)	$8,603	$497,619

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Basis of Presentation

The unaudited condensed consolidated financial statements of Dole Food Company, Inc. and its consolidated subsidiaries (“Dole” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of and for the year ending December 31, 2016, included in the registration statement.

In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all adjustments necessary, which are of a normal recurring nature, to present fairly Dole’s financial position, results of operations and cash flows, and all intercompany accounts and transactions have been eliminated in consolidation. Dole operates under a 52/53-week year. The quarters ended March 25, 2017 and March 26, 2016 were twelve weeks in duration. For a summary of significant accounting policies and additional information relating to Dole’s financial statements, refer to the notes of Dole’s consolidated financial statements for the year ended December 31, 2016.

Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors including weather-related phenomena and their effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates in both sourcing and selling locations as well as economic crises and security risks.

Dole was incorporated under the laws of Delaware in 2001 and was reincorporated under the laws of North Carolina in September 2016.

Note 2 — New Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board (“FASB”) issued guidance which defers the effective date by one year of a previously issued guidance to revise the revenue recognition requirements for all entities. The previously issued guidance was issued in May 2014, which revised revenue recognition requirements to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting amendment is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those reporting periods, with provisions for earlier application. The amendment can be adopted either retrospectively in each prior reporting period presented or using a modified retrospective approach with the cumulative effect of initially applying the amendment recognized in retained earnings upon adoption at the date of initial application.

Dole has not yet determined what transition method it will use and is currently assessing the impact that the future adoption of this guidance may have on its Consolidated Financial Statements. Dole is currently in the process of analyzing its customer contracts and other arrangements to identify policy differences in applying the new guidance. Based on Dole’s preliminary analysis of its customer contracts, Dole expects that substantially all of its revenues will continue to be recognized at a point in time, generally upon shipment of products, consistent with Dole’s current revenue recognition model. In certain instances, the consideration received under customer contracts includes variable consideration related to volume discounts, rebates, and other promotional items given to customers that are currently reflected as a reduction in revenues, and Dole is currently in the process of identifying any potential differences in applying the new guidance to these items. With respect to certain costs incurred to acquire new contracts with customers (i.e. selling costs), the adoption of the new requirements may result in Dole deferring additional costs on the Consolidated Balance Sheets and subsequently amortizing these costs to the Consolidated Statement of Operations over the expected customer life or contract period. Our evaluation of the revised revenue recognition requirements is ongoing and not complete.

In March 2016, the FASB issued guidance which simplifies the accounting for equity method investments if an investment becomes eligible to use the equity method of accounting as a result of increase in the level of ownership or influence by removing the requirement for an entity to retroactively adopt the equity method of accounting. The amendment also requires for the cost of acquiring the additional interest in the investee to be added to the equity method investor’s current basis of its previously held interest and implement the equity method of accounting as of the date the investment qualifies for equity method accounting. The accounting amendment is effective for annual periods, and interim periods within those periods, beginning after December 15, 2016. The adoption of this guidance did not have a material impact on Dole’s consolidated financial statements.

In October 2016, the FASB issued guidance which requires a single decision maker of a variable interest entity (“VIE”) to consider indirect economic interests in the entity held through related parties that are under common control on a proportionate basis when determining whether it is the primary beneficiary of that VIE. The amendment does not change the existing characteristics of a primary beneficiary. The accounting amendment is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. The adoption of this guidance did not have a material impact on Dole’s consolidated financial statements.

In March 2017, the FASB issued guidance which requires an employer to report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The accounting amendment is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Earlier application of this amendment is permitted and must be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

Note 3 — Other Income (Expense), Net

Included in other income (expense), net in Dole’s unaudited condensed consolidated statements of operations are the following items:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Unrealized loss on foreign currency denominated intercompany borrowings	$(3,790)	$(6,084)
Realized gain on foreign currency denominated intercompany borrowings	634	2,049
Gain on derivative instruments	1,185	—
Gain (loss) on investments	964	(699)
Other	12	13

Other income (expense), net	$(995)	$(4,721)

Note 4 — Long-Term Receivables

At March 25, 2017, Dole’s long-term financing receivables consisted of $13.9 million of grower advances, net of $2.1 million of allowances. At December 31, 2016, Dole’s long-term financing receivables consisted of $12.9 million of grower advances, net of $2.1 million of allowances. These assets have been included in other assets, net in the unaudited condensed consolidated balance sheets.

Dole monitors the collectability of grower advances through periodic review of financial information received from growers. Dole’s historical losses on its long-term grower advances have been immaterial and Dole expects this to continue.

Note 5 — Income Taxes

Dole recorded income tax expense of $11.8 million on $24.7 million of pretax income from continuing operations for the quarter ended March 25, 2017. The income tax expense included interest expense of $1.2 million related to Dole’s unrecognized tax benefits. Income tax expense of $1.7 million on $7.3 million of pretax income from continuing operations was recorded for the quarter ended March 26, 2016, which included interest expense of $0.9 million related to Dole’s unrecognized tax benefits. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in its various U.S. and foreign jurisdictions. For the quarter ended March 25, 2017, Dole’s effective tax rate differs from the U.S. federal statutory rate primarily due to the permanent difference for foreign earnings taxed at the U.S. rate and the write-off of non-deductible goodwill associated with the sale of the Swedish fresh fruit procurement and distribution operation. For the quarter ended March 26, 2016, Dole’s effective tax rate differed from the U.S. federal statutory rate primarily due to foreign earnings taxed at a lower rate.

Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings versus annual projections.

Dole recognizes accrued interest and penalties related to its unrecognized tax benefits as a component of income taxes in the unaudited condensed consolidated statements of operations. Accrued interest and penalties before tax benefits were $21.7 million and $20.5 million at March 25, 2017 and December 31, 2016, respectively. Accrued interest and penalties at the quarter ended March 25, 2017 are included as a component of other long-term liabilities in the unaudited condensed consolidated balance sheets.

Dole Food Company, Inc. or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Dole is no longer subject to U.S. federal income tax examinations by tax authorities for years prior to 2013. With few exceptions, Dole is no longer subject to state and local or non-U.S. income tax examinations by tax authorities for years prior to 2011.

Income Tax Audits: Dole believes its tax positions comply with the applicable tax laws and that it has adequately provided for all tax related matters. Matters raised upon audit may involve substantial amounts and could result in material cash payments if resolved unfavorably. Management considers it unlikely that the resolution of these matters will have a material adverse effect on Dole’s results of operations. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $22.0 million relating to the expiration of the statute of limitations for certain transfer pricing issues within the next twelve months.

Costa Rica Tax Assessment: During the second quarter of 2011, Dole received an income tax assessment in Costa Rica in the amount of approximately $43.0 million, including interest and penalties, relating to the audit of the years 2006 and 2007. Dole has been challenging the assessment and believes it is without merit. In November 2016, Dole received notice that the review by the Costa Rican Administrative Tax Tribunal confirmed the assessment of the tax authorities. Dole is currently evaluating next steps with its Costa Rican tax advisors which will likely include filing an administrative lawsuit with the judicial branch of the Costa Rican government. In order to challenge the decision of the Administrative Tax Tribunal in court, Dole may be required to pay a deposit for the full amount of the assessment, pay the deposit in installment payments, or post collateral.

Note 6 — Inventories

The major classes of inventories were as follows:

	March 25, 2017	December 31, 2016
	(In thousands)
Finished products	$95,871	$95,682
Raw materials and work in progress	73,327	66,071
Crop-growing costs	62,889	59,425
Operating supplies and other	20,238	20,667

	$252,325	$241,845

Note 7 — Assets Held-for-sale and Actively Marketed Property

Dole continuously reviews its assets in order to identify those assets that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value but the timing of sale is uncertain.

Assets held-for-sale were as follows:

	Fresh Fruit	Fresh Vegetables	Other	Total
	(In thousands)
Balance as of December 31, 2016	$27	$2,747	$3,912	$6,686
Additions	—	—	12,621	12,621
Sales	(27)	(856)	(9,012)	(9,895)
Reclassifications	—	(1,066)	—	(1,066)

Balance as of March 25, 2017	$—	$825	$7,521	$8,346

Liabilities held-for-sale included in accrued liabilities in the unaudited condensed consolidated balance sheets were as follows:

Other
(In thousands)
Balance as of December 31, 2016	$1,098
Additions	8,372
Sales	(1,098)

Balance as of March 25, 2017	$8,372

The major classes of assets included in assets held-for-sale in the unaudited condensed consolidated balance sheets were as follows:

	Fresh Fruit	Fresh Vegetables	Other	Total
	(In thousands)
Receivables, net of allowances	$—	$—	$5,148	$5,148
Inventories	—	—	1,277	1,277
Prepaid expenses	—	—	965	965
Property, plant and equipment, net	—	825	47	872
Other assets, net	—	—	84	84

Balance as of March 25, 2017	$—	$825	$7,521	$8,346

The major classes of liabilities held-for-sale included in accrued liabilities in the unaudited condensed consolidated balance sheets were as follows:

Other
(In thousands)
Accounts payable	$6,042
Accrued liabilities	2,330

Balance as of March 25, 2017	$8,372

During the second quarter of 2016, Dole approved and committed to a formal plan to divest its Swedish fresh fruit procurement and distribution operation. During the fourth quarter of 2016, Dole restructured its berries operations and planned to divest certain farms and facilities. Dole concluded that these plans met the requirements to be presented as assets and liabilities held-for-sale.

During the first quarter of 2017, Dole sold certain assets related to the berries operations with a book value of $0.9 million. During the fourth quarter of 2016, Dole entered into a definitive agreement to sell its Swedish fresh fruit procurement and distribution operation with a book value of $7.9 million and the transaction closed in January 2017 (see Note 16).

In March 2017, Dole entered into an agreement to sell its Swedish flowers business. Dole concluded that entering into the sale agreement met the requirements to be presented as assets and liabilities held-for-sale.

Actively marketed property was as follows:

Actively Marketed Property
(In thousands)
Balance as of December 31, 2016	$126,716
Sales	(3,603)
Reclassifications	(2,750)

Balance as of March 25, 2017	$120,363

At December 31, 2016, actively marketed property consisted of approximately 17,100 acres of Hawaii land, with a net book value of $123.7 million, land in Latin America with a net book value of $0.2 million and real estate of the former fresh-cut flowers division with a net book value of $2.8 million. During the quarter ended March 25, 2017, Dole sold approximately 2,100 acres of land in Hawaii with net book value of $3.6 million. In addition, Dole reclassified approximately 200 acres of Hawaii land to assets held and used. At March 25, 2017, actively marketed Hawaii land consisted of approximately 14,800 acres, with a net book value of $117.4 million.

Gains before income taxes on assets held-for-sale and actively marketed property were as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Fresh fruit	$(200)	$1,408
Fresh vegetables	524	—
Other	1,957	—

Total	$2,281	$1,408

Net proceeds from assets held-for-sale and actively marketed property were as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Fresh fruit	$3,430	$2,542
Fresh vegetables	1,380	—
Other	9,470	—

Total	$14,280	$2,542

Note 8 — Goodwill and Intangible Assets

The balance of goodwill has been allocated to Dole’s reporting segments as follows:

	Fresh Fruit	Fresh Vegetables	Other	Total
	(In thousands)
Balance as of December 31, 2016	$228,920	$110,920	$5,663	$345,503
Disposals	—	—	(5,100)	(5,100)

Balance as of March 25, 2017	$228,920	$110,920	$563	$340,403

In January 2017, Dole sold the Swedish fresh fruit procurement and distribution operation. As a result of the sale, $5.1 million of goodwill allocated to the operation was included in the disposal.

Details of Dole’s intangible assets were as follows:

	March 25, 2017	December 31, 2016
	(In thousands)
Amortizing intangible assets:
Gross carrying amount	$4,117	$4,068
Accumulated amortization	(1,709)	(1,592)

Amortizing intangible assets, net	2,408	2,476
Indefinite-lived intangible assets:
Dole brand	250,000	250,000
Water rights	4,279	4,202

Total intangible assets, net	$256,687	$256,678

Amortization expense of intangible assets totaled $0.1 million and $0.1 million for the quarters ended March 25, 2017 and March 26, 2016, respectively.

As of March 25, 2017, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years is as follows:

Fiscal Year	Amount
(In thousands)
2017 (remainder of year)	$401
2018	$528
2019	$528
2020	$528
2021	$412

Dole evaluates goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that impairment may exist. As market conditions change, Dole continues to monitor and perform updates of its impairment testing of recoverability of goodwill and long-lived assets.

Note 9 — Notes Payable and Long-Term Debt

Notes payable and long-term debt consisted of the following:

	March 25, 2017	December 31, 2016
	(In thousands)
Secured debt:
Revolving credit facility	$53,700	$63,100
7.25% notes due 2019	300,000	300,000
Term loan	781,500	781,500
Vessel financing loan facility	101,750	104,063
Other financing arrangements	43,360	42,751
Notes payable and note agreements, at a weighted average interest rate of 2.9% in 2017 (2.4% in 2016)	17,671	15,437
Capital lease obligations, at a weighted average interest rate of 4.6% in 2017 (4.6% in 2016)	2,139	2,486

	1,300,120	1,309,337
Unamortized debt discounts and debt issuance costs	(14,495)	(15,799)

	1,285,625	1,293,538
Current maturities, net of unamortized debt discounts and debt issuance costs	(41,900)	(74,005)

	$1,243,725	$1,219,533

Term Loan, ABL Revolving Credit Facility and Senior Secured Notes

On November 1, 2013, Dole entered into a secured term credit agreement (“term loan”) and an asset-based lending senior secured revolving credit facility (“ABL revolver”, and together the “credit facilities”). The term loan facility consists of a term loan of $750.0 million, and bears interest, at Dole’s option, at a rate per annum equal to either (i) LIBOR plus 3.50% with a LIBOR floor of 1.0%; or (ii) a base rate plus 2.50%. Dole, subject to the agreement of the then existing syndicates or any other entity willing to participate, was able to elect under the credit agreement to enter into additional tranches of term loans, not to exceed $100.0 million or another greater amount subject to financial covenant compliance. On April 16, 2015, Dole elected to enter into additional borrowings of $100.0 million under the term loan. Interest on the term loan is payable quarterly in arrears or at maturity of LIBOR contracts of various durations. Principal payments of $2.1 million are due quarterly, plus a balloon payment on the maturity date of November 1, 2018. In addition, there is a mandatory prepayment requirement such that the aggregate amount of repayments, as per terms above, and prepayments of the term loan are at least $60.0 million by November 1, 2015 and $120.0 million by November 1, 2017. At March 25, 2017, amounts outstanding under the term loan were $781.5 million.

The ABL revolving credit facility provides up to $175.0 million under which Dole and its wholly-owned subsidiary Solvest, Ltd. are borrowers. The ABL revolver matures on May 1, 2018. The ABL revolver is subject to a borrowing base consisting of the trade receivables and inventory of domestic subsidiaries, and also includes a “first-in, last-out” (“FILO”) tranche of $15.0 million which amortizes to zero from May 2014 through November 2016. At March 25, 2017, the borrowing base was $153.0 million. The amount available to be borrowed was $153.0 million which was the lower of the borrowing base or the revolver cap. At March 25, 2017, Dole’s borrowings under the ABL revolver were $53.7 million. After taking into account approximately $18.1 million of outstanding letters of credit issued under the ABL revolver, Dole had $81.2 million available for borrowings.

Loans outstanding pursuant to the borrowing base bear interest, at Dole’s option, at a rate per annum equal to either (i) LIBOR plus 1.5% to 2.0%; or (ii) a base rate plus 0.5% to 1.0%, in each case, based upon Dole’s historical borrowing availability under the ABL revolver. The daily undrawn portion of the ABL revolver is subject to a commitment fee of 0.375%.

Additionally, Dole issued notes under an indenture, dated as of November 1, 2013, to which Dole (the “Issuer”), DFC Holdings, LLC (the “Parent”), and Deutsche Bank Trust Company Americas (the “Trustee”), were parties. The $300.0 million aggregate principal amount of 7.25% Senior Secured Notes (the “Notes”) will mature on May 1, 2019. Interest is due semi-annually in arrears on May 1 and November 1 of each year. Substantially all of the direct and indirect wholly-owned U.S. subsidiaries of Dole guarantee the term loan, the ABL revolver and the Notes.

April 6, 2017 Refinancing of the Term Loan, ABL Revolving Credit Facility and Senior Secured Notes

On April 6, 2017, Dole entered into a new term credit agreement (“new term loan”) and a new asset-based revolving credit agreement (“new ABL revolver”) with certain lenders (together the “new credit facilities”).

The new credit facilities include syndicated borrowings under a new term loan of $950.0 million, that bears interest, at Dole’s option, at either (i) LIBOR plus 2.75% to 3.00%, with a LIBOR floor of 1.00% or (ii) a base rate plus 1.75% to 2.00%, in each case, based on Dole’s first lien net leverage ratio. Interest on the new term loan is payable quarterly in arrears. Commencing on September 30, 2017, principal payments of $5.9 million are due quarterly during the first four years and principal payments of $11.9 million are due quarterly during the remainder of the term of the facility, plus a balloon payment due on the maturity date of April 6, 2024.

The new credit facilities also include a new ABL revolver, under which the syndicates committed to lend up to the lesser of the (i) the amount of the borrowing base available thereunder and (ii) $175.0 million, which includes a commitment to make up to $125.0 million of U.S. dollar loans and up to $50.0 million of alternative currency loans which may be borrowed by Solvest, Ltd., a wholly-owned subsidiary of Dole. The annual interest rate on amounts drawn under the new ABL revolver, at Dole’s option, is either (i) LIBOR plus 1.50% to 2.00%, with no LIBOR floor, or (ii) a base rate plus 0.50% to 1.00%, in each case, based upon Dole’s average historical excess availability under the new ABL revolver. All amounts outstanding under the new ABL revolver are due on April 6, 2022.

Dole’s borrowings under the new credit facilities are secured by substantially all the United States (“U.S.”) assets of Dole and its material domestic subsidiaries. The borrowings of Solvest, Ltd. under the new ABL revolver are secured by substantially all the assets of Dole’s material Bermudan subsidiaries.

Additionally, on April 6, 2017, Dole completed the sale and issuance of $300.0 million aggregate principal amount of 7.25% Senior Secured Notes due June 15, 2025 (“2025 Notes”). The 2025 Notes were sold to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (“Securities Act”), and to persons outside the U.S. in compliance with Regulation S under the Securities Act, who are exempt from the registration requirements of the Securities Act. Interest on the 2025 Notes will be paid semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2017. The 2025 Notes have a lien on substantially all of the assets of Dole and its material U.S. subsidiaries that is junior to the liens securing the obligations under the new credit facilities, and are senior obligations ranking equally with Dole’s existing senior debt.

The proceeds of the 2025 Notes and the new term loan were used to refinance Dole’s then outstanding indebtedness under the existing term loan, the existing ABL revolver, and to redeem the $300.0 million aggregate principal amount of 7.25% Notes due 2019. On April 6, 2017, in connection with the early redemption of the Notes due 2019, Dole paid early redemption premium of $5.4 million.

In connection with the refinancing of the term loan, the current portion of the term loan that was refinanced to long-term debt has been reclassified to long-term debt, net in the unaudited condensed consolidated balance sheets as of March 25, 2017.

Vessel Financing Loan Facility

On December 11, 2015, Dole entered into secured loan facilities (“vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of its three new vessels. The vessel facility consists of three tranches, each tied to a specific vessel, allowing Dole to borrow up to 70% or $37.0 million of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments commencing three months after the initial drawdown date of each tranche. The vessel facility bears interest, at a rate per annum equal to LIBOR plus 2.0% to 3.25% and will mature on December 11, 2027. At March 25, 2017, Dole’s borrowings under the vessel facility were $101.8 million.

Other Financing Arrangements

On June 23, 2016, Dole acquired approximately 1,000 gross hectares of farms in Chile for $36.0 million. In connection with the purchase, Dole entered into a secured long-term asset financing arrangement for $28.8 million to finance 80% of the farm purchase. The terms of the financing arrangement include a 5-year loan of $5.7 million due in June 2021, and a 10-year loan of $23.1 million due in June 2026. The 5-year loan bears interest at a rate per annum equal to LIBOR plus 2.60%, and the 10-year loan bears interest at a rate per annum equal to LIBOR plus 3.15%. Principal and interest payments are due bi-annually in arrears. The long-term financing arrangement is collateralized by the farms and related assets. At March 25, 2017, Dole’s borrowings under this arrangement were $27.4 million.

On July 1, 2016, Dole acquired approximately 837 gross hectares of pineapple farms in Costa Rica. In connection with the purchase, Dole entered into a secured long-term asset financing arrangement for up to $16.0 million to finance the farm purchase. The term of the financing arrangement includes a 10-year loan of $14.0 million due in July 2026. The 10-year loan bears interest at a rate per annum equal to LIBOR plus 5%, adjustable quarterly, with a floor rate of 5.5% per annum. Interest only payments are due monthly in arrears for the first two years, after which principal and interest installments are due monthly in arrears. The long-term financing arrangement is collateralized by the farms and related assets. At March 25, 2017, Dole’s borrowings under this arrangement were $16.0 million.

Notes Payable and Note Agreements

Dole borrows funds primarily on a short-term basis to finance current operations. There were $17.7 million of note agreements outstanding at March 25, 2017, which continue through 2020.

Capital Lease Obligations

At March 25, 2017, Dole’s capital lease obligations of $2.1 million, primarily relate to machinery and equipment, which continue through 2019.

Covenants

Provisions under the term loan and ABL revolver require Dole to comply with certain covenants. These covenants include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends. If the availability under the ABL revolver were to fall below the greater of (i) $15.0 million and (ii) 10% of the lesser of the Total Revolving Commitment (as defined) and the borrowing base, then Dole would be required to comply with an additional covenant. At March 25, 2017, Dole had sufficient availability and the additional covenant under the ABL revolver was not applicable.

The new term loan will require Dole to maintain compliance with a maximum first lien net leverage ratio, which will initially be set at 6.00 to 1.00, with step-downs to (i) 5.75 to 1.00 for each fiscal quarter of the 2019 and 2020 fiscal years and (ii) 5.50 to 1.00 for each fiscal quarter thereafter.

A breach of a covenant or other provision in any debt instrument governing Dole’s current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under Dole’s other debt instruments. Upon the occurrence of an event of default under the credit facilities or other debt instruments, the lenders or holders of such debt could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If Dole were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under Dole’s indebtedness were to accelerate the payment of the indebtedness, Dole cannot give assurance that its assets would be sufficiently liquid to repay in full its outstanding indebtedness on an accelerated basis.

Debt Issuance Costs and Debt Discounts

Debt issuance costs and debt discounts related to the line-of-credit arrangements are capitalized as an asset and amortized into interest expense over the term of the underlying arrangement. All other debt issuance costs and debt discounts are reflected as a direct reduction to the debt liability to which they relate and are amortized into interest expense over the term of the underlying debt.

The amortization expense related to Dole’s deferred debt issuance costs and debt discounts were recorded in the unaudited condensed consolidated statements of operations as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Interest expense	$1,502	$1,489

Note 10 — Employee Benefit Plans

The components of net periodic benefit cost for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Quarter Ended		Quarter Ended		Quarter Ended
	March 25, 2017	March 26, 2016	March 25, 2017	March 26, 2016	March 25, 2017	March 26, 2016
	(In thousands)
Components of net periodic benefit cost:
Service cost	$55	$38	$967	$1,000	$5	$5
Interest cost	1,985	2,113	1,119	1,053	236	256
Expected return on plan assets	(2,827)	(2,996)	—	—	—	—
Amortization of:
Net (gain) loss	33	—	52	(107)	(10)	(3)
Prior service benefit	—	—	—	—	(187)	(187)

Net periodic benefit costs	$(754)	$(845)	$2,138	$1,946	$44	$71

Note 11 — Derivative Financial Instruments

Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of the risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes.

To reduce cash flow volatility from foreign currency fluctuations, Dole may enter into foreign currency exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of products sold, operating expense, and certain intercompany borrowing transactions. Additionally, to mitigate the price uncertainty of future purchases of bunker fuel, Dole enters into bunker fuel swap contracts. Dole’s foreign currency exchange forward contracts, option contracts, and bunker fuel swap contracts are not designated as hedging instruments.

Net gains (losses) on derivatives were as follows:

	Classification in Statements of Operations	Quarter Ended
		March 25, 2017	March 26, 2016
		(In thousands)
Foreign currency exchange contracts	Cost of products sold	$(5,461)	$(3,361)
Foreign currency exchange contracts	Other income (expense), net	1,185	—
Bunker fuel hedges	Cost of products sold	(819)	157

		$(5,095)	$(3,204)

Settlement of Dole’s foreign currency exchange contracts and bunker fuel hedges will occur through June 2018.

Note 12 — Fair Value Measurements

At March 25, 2017, Dole’s financial instruments primarily consisted of cash and cash equivalents, restricted cash and investments, short-term trade and grower receivables, trade payables, notes receivable and notes payable, as well as long-term grower receivables, derivatives, capital lease obligations, asset-based loans, term loan, credit facilities and notes. For short-term instruments, excluding Dole’s restricted investments and derivatives which are recorded at fair value, the carrying amount approximates fair value because of the short maturity of these instruments. For long-term financial instruments, excluding Dole’s secured notes, term loan and long-term restricted investments, the carrying amount approximates fair value since they bear interest at variable rates or fixed rates that approximate market.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs that are not corroborated by market data.

The following tables provide a summary of the assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at March 25, 2017 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
		(In thousands)
Foreign currency exchange contracts:	Receivables, net	$—	$8,481		$—	$8,481
	Other assets, net	—	66		—	66
	Accrued liabilities	—	(713	)(1)	—	(713)

		—	7,834		—	7,834
Bunker fuel hedges:	Receivables, net	—	679		—	679
Rabbi trust investments (various mutual funds)		4,143	7,995		16,862	29,000

Total		$4,143	$16,508		$16,862	$37,513

(1)	This balance is a net amount which comprised foreign currency forward hedges with liabilities of $0.9 million and assets of $0.2 million.

	Fair Value Measurements at December 31, 2016 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(In thousands)
Foreign currency exchange contracts:	Receivables, net	$—	$16,756	$—	$16,756
	Accrued liabilities	—	(1,399)	—	(1,399)

		—	15,357	—	15,357
Bunker fuel hedges:	Receivables, net	—	1,781	—	1,781
Rabbi trust investments (various mutual funds)		4,316	8,483	17,240	30,039

Total		$4,316	$25,621	$17,240	$47,177

The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi trust investments for the quarter ended March 25, 2017:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(In thousands)
Balance as of December 31, 2016	$17,240
Net realized and unrealized gains recognized in earnings(1)	502
Net purchases and sales	(880)

Balance as of March 25, 2017	$16,862

(1)	Net amount comprised realized gains of $8 thousand and unrealized gains of $0.5 million were recorded in other income (expense), net in the unaudited condensed consolidated statements of operations.

For Dole, the assets and liabilities that are required to be recorded at fair value on a recurring basis are the derivative instruments and Rabbi trust investments. The fair values of Dole’s derivative instruments are determined using Level 2 inputs, which are defined as “significant other observable inputs.” The fair values of the foreign currency exchange contracts and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments.

Dole sponsors a non-qualified deferred compensation plan (Excess Savings Plan or “ESP”) and a non-qualified pension plan (Supplemental Executive Retirement Plan or “SERP”) for executives. Trading securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. At March 25, 2017, trading securities totaled $29.0 million, of which $4.7 million was classified as short-term and included in restricted cash and investments; $24.3 million was classified as long-term and included in other assets, net, in the unaudited condensed consolidated balance sheets. Dole classified a portion of the investments held in the Rabbi trusts as long-term because such portion approximated the liability held to satisfy the long-term SERP obligation. Dole estimates the fair values of its Rabbi trust investments using prices provided by its custodian. In obtaining such data from its custodian, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on observable market prices. For Level 2 investments, the fair values are determined using observable inputs such as the trading prices for similar securities traded in active markets. For Level 3 investments, fair values are determined using a combination of discounted cash flow projections and other unobservable inputs.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, Dole is required to record assets and liabilities at fair value on a nonrecurring basis. Nonfinancial assets such as goodwill, indefinite-lived intangible assets, equity method investments, and long-lived assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

The indefinite-lived intangible asset impairment analysis was performed by Dole during the fourth quarter of 2016 using a relief-from-royalty model. The discounted cash flow model used estimates and assumptions including pricing and volume data, anticipated growth rates, profitability levels, tax rates and discount rates. The fair value of the indefinite-lived intangible assets is highly sensitive to differences between estimates and actual cash flows and changes in the related discount rate used to evaluate the fair value of these assets.

Credit Risk

The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

Fair Value of Debt

Dole estimates the fair value of its secured notes based on current quoted market prices. The term loan is traded between institutional investors on the secondary loan market, and the fair value of the term loan is based on the last available trading price.

The carrying values, net of debt discounts and debt issuance costs, and estimated fair values of Dole’s debt based on Level 2 inputs in the fair value hierarchy are summarized below:

	March 25, 2017		December 31, 2016
	Carrying Values	Estimated Fair Values	Carrying Values	Estimated Fair Values
	(In thousands)
Secured notes	$296,188	$305,904	$295,774	$303,000
Term loan	$776,081	$787,854	$775,268	$786,058

Note 13 — Commitments and Contingencies

Dole issues letters of credit and bank guarantees through its ABL revolver and, in addition, separately through major banking institutions. Dole also provides bonds issued by insurance companies. These letters of credit, bank guarantees and insurance company bonds are required by certain regulatory authorities, suppliers and other operating agreements. As of March 25, 2017, total letters of credit, bank guarantees and bonds outstanding under these arrangements were $65.6 million.

Dole also provides various guarantees, mostly to foreign banks, in the course of its normal business operations to support the borrowings, leases and other obligations of its subsidiaries. Dole guaranteed $163.1 million of its subsidiaries’ obligations to their suppliers and other third parties as of March 25, 2017.

Dole has change of control agreements with certain key executives, under which severance payments and benefits would become payable in the event of specified terminations of employment in connection with a change of control (as defined) of Dole.

Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations.

DBCP Cases: Dole is involved in lawsuits pending in the United States and in foreign countries alleging injury as a result of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). Currently there are 181 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments. In addition, there are 65 labor cases pending in Costa Rica under that country’s national insurance program.

Settlements have been reached that, when fully implemented, will significantly cut DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately

$15.1 billion, with lawsuits in Nicaragua representing approximately 97% of this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. Dole believes that none of the Nicaraguan judgments that are left will be enforceable against any Dole entity in the U.S. or in any other country.

As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. Dole believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Nevertheless, Dole is working to resolve all DBCP litigation and claims. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations because the probable loss is not material.

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner complaints allege property damage and personal injury, and the City of Carson complaint alleges trespass and nuisance. Shell and these plaintiffs have settled the claims, and in September 2016, Dole and BHC similarly entered into a settlement agreement. The net amount of this settlement is not material to Dole’s results of operations. Dole has moved for a determination of good faith settlement, which Shell has opposed. BHC moved to dismiss Shell’s equitable indemnity claims in connection with its settlement in the homeowner case discussed above, and on March 3, 2017, the Court granted BHC’s motion as it relates to Shell’s equitable indemnity claims for costs related to personal injury.

On May 6, 2013, Shell filed a complaint against Dole (which was later voluntarily dismissed), BHC, and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above and the cleanup discussed below, which as of the latest estimates from Shell totals $327.0 million, although the portion of that amount associated with personal injury claims (over $90.0 million) was cut-off by the settlement discussed above. In addition to equitable indemnity, Shell claims that an early entry side agreement between Shell and an entity related to BHC contractually requires BHC to indemnify Shell for anything related to the property. On March 15, 2017, however, the Court ruled that neither BHC nor Lomita is an obligor under the contract. The trial on equitable indemnity claims is scheduled for August 21, 2017. BHC has filed a motion for summary judgment based on the statute of repose to dismiss Shell’s equitable indemnity claims, which will be heard in June 2017.

The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party, and ordering Shell to assess, monitor, and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015 the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. A trial was held on March 24, 2017. On April 24, 2017, the Court issued an order denying BHC’s petition.

In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations because management believes the risk of loss is remote.

Delaware Court of Chancery Litigation: Following the public disclosure of David Murdock’s initial proposal to acquire Dole, class action lawsuits challenging the acquisition were filed against Dole’s directors,

Dole’s now parent company DFC Holdings, LLC, and Mr. Murdock’s financial advisor. The cases were eventually consolidated in the Court of Chancery of the State of Delaware. Also in Chancery Court, an appraisal rights action was filed against Dole Food Company, Inc., on behalf of holders of approximately 17.3 million shares. The class action and appraisal action were coordinated for all purposes. Following trial, the Chancery Court issued a Memorandum Opinion on August 27, 2015 with a conclusion that Mr. Murdock, Michael Carter and DFC Holdings, LLC were jointly and severally liable for damages of $2.74 per share plus interest for the class action lawsuit, and that the appraisal petitioners were owed an additional $2.74 per share above the $13.50 per share merger consideration. On November 13, 2015, Dole paid $233.4 million to the appraisal petitioners to pay the $13.50 per share merger consideration. Both cases were separately settled, and approved by the Chancery Court in 2016. Dole paid $82.4 million during 2015 to settle the appraisal action. Mr. Murdock paid the settlement amount associated with the class action, in which Dole was not a defendant and therefore had no liability or associated expense. Both cases were dismissed during 2016.

Federal Securities Litigation: On December 9, 2015, a putative class action was filed against David Murdock, Michael Carter, and Dole Food Company, Inc. in Delaware Federal District Court on behalf of all individuals who sold Dole stock between January 2, 2013 and October 31, 2013. The complaint alleges a breach of federal securities laws through alleged intentional misstatements made to the market via company press releases and earnings guidance. Plaintiffs filed an amended complaint on June 23, 2016, Defendants answered, and the Court set a trial date for April 2, 2018. On January 9, 2017, the parties engaged in mediation and subsequently agreed to settle the litigation. The parties entered into a Stipulation and Agreement of Settlement to settle the litigation for $74.0 million and on March 16, 2017, subsequently amended on March 30, 2017, the Court granted preliminary approval of the parties’ settlement. The Court has scheduled a settlement hearing for July 18, 2017, at which the Court will consider final approval of the settlement and dismissal of the lawsuit. During the fourth quarter of 2016, Dole recorded an additional $70.0 million of loss contingency. On March 31, 2017 and April 9, 2017, Dole made the settlement payment, with insurance contributing approximately $7.3 million of the $74.0 million paid. In connection with the original issuance of the December 31, 2016 financial statements, the probable amount of the insurance recovery could not be determined. As a result, during the first quarter of 2017, Dole recorded the insurance recovery in merger transaction, litigation settlement and other related costs included in the unaudited condensed consolidated statements of operations.

Springfield, Ohio Packaged Salads Recall: In late January 2016, Dole was advised by the U.S. Food and Drug Administration (“FDA”) and the Centers for Disease Control and Prevention (“CDC”) that they suspected a multi-state outbreak of listeria monocytogenes was linked to packaged salads produced at Dole Fresh Vegetables, Inc.’s Springfield, Ohio facility. Dole responded by immediately ceasing all production activities at the Springfield facility and issuing a voluntary withdrawal followed by a recall of packaged salads produced there. The Springfield facility resumed production after extensive testing and a root cause investigation and analysis. Dole has received notice of several claims of illness (and in two cases, death) potentially relating to this listeria outbreak, and is currently defending one lawsuit in Indiana state court, two in Michigan state court, and one in Ontario, Canada. Each of the pending cases is in the early stages. Dole’s insurance is participating in the defense of the litigation and the claims. On April 29, 2016, Dole was served with a subpoena from the United States Department of Justice (“DOJ”) seeking information for its investigation of the listeria outbreak and Dole’s Springfield facility. Dole is in the process of responding to the DOJ subpoena. In the opinion of management, after consultation with legal counsel, the claims or actions related to the packaged salads recall are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations because the probable loss is not material.

Note 14 — Related Party Transactions

Dole loaned to entities owned by Mr. Murdock $34.0 million in the form of interest bearing notes during the second and third quarters of 2015. The notes bear interest at a rate of 4.75% per annum until paid in full. The outstanding principal of the notes and unpaid interest were due and payable in full by December 31, 2015. On December 31, 2015, Dole extended the notes such that the principal and unpaid interest were due and payable by

June 30, 2016. During the second quarter of 2016, Dole’s affiliates repaid $21.6 million of the notes and interest. On July 1, 2016, Dole extended the $14.0 million notes such that the principal and unpaid interest were due and payable by December 31, 2016. In connection with the extension, Dole reclassified the notes to shareholder’s equity due to uncertainty related to the exact timing of the repayment. On December 31, 2016, Dole further extended the notes such that the principal and unpaid interest are due and payable by December 31, 2017. At March 25, 2017, Dole had a receivable of $14.2 million due from affiliates related to the notes, which were included in the unaudited condensed consolidated statements of shareholder’s equity.

Note 15 — Earnings Per Share

	Year Ended
	March 25, 2017	March 26, 2016
	(In thousands, except per share data)
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests, net of income taxes	$13,061	$5,504
Income from discontinued operations excluding net income attributable to noncontrolling interests, net of income taxes	17	992

Net income (loss) attributable to shareholders of Dole Food Company, Inc.	$13,078	$6,496

Weighted average common shares outstanding—Basic and Diluted:	1	1

Earnings Per Share—Basic and Diluted:
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests, net of income taxes	$13,061	$5,504
Income from discontinued operations excluding net income attributable to noncontrolling interests, net of income taxes	17	992

Net income (loss) attributable to shareholders of Dole Food Company, Inc.	$13,078	$6,496

Note 16 — Business Segments

Dole has two primary reportable segments: fresh fruit and fresh vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases.

•	Fresh Fruit—The fresh fruit reportable segment sells bananas, pineapples and deciduous fruit, which are sourced from local growers or Dole-owned or leased farms primarily located in Latin America and South Africa, with significant selling locations in North America and Western Europe.

•	Fresh Vegetables—The fresh vegetables reportable segment sells packaged salads and has a line of fresh-packed products that includes iceberg, romaine and leaf lettuces, celery, and fresh berries including strawberries, blueberries, raspberries and blackberries. These products are sourced from North America and Latin America and substantially all of the sales for fresh vegetables are generated in North America.

Dole also has an “Other” reportable segment that procures and distributes fresh fruit in Sweden and sells fresh cut flowers within Western Europe, and a corporate reporting segment. In January 2017, Dole sold the Swedish fresh fruit procurement and distribution operation for 85 million Swedish krona in cash (approximately $9.5 million using the closing date exchange rate). Revenues from the Swedish fresh fruit procurement and distribution operation were $0.1 million and $81.5 million in the quarter ended March 25, 2017 and March 26, 2016, respectively. EBIT from the Swedish fresh fruit procurement and distribution operation were not material for all periods presented.

Dole’s management evaluates and monitors segment performance primarily through earnings before interest expense and income taxes before discontinued operations (“EBIT”). EBIT is calculated by adding interest expense and income taxes to income (loss) from continuing operations, net of income taxes. Management believes that segment EBIT provide useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each segment in relation to Dole as a whole.

Revenues, net were as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Fresh fruit	$742,895	$694,394
Fresh vegetables	282,747	264,274
Other	9,754	91,923
Corporate	139	144

	$1,035,535	$1,050,735

Revenues, net by group of similar products and service were as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Tropical fruit	$599,975	$574,965
Diversified fruit	117,475	94,844
Fresh packed vegetables	69,770	70,144
Packaged salads	187,686	164,410
Berries	25,291	29,720
Service revenues	25,445	24,585
Other	9,893	92,067

Total	$1,035,535	$1,050,735

EBIT was as follows:

	Quarter Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Fresh fruit EBIT	$44,823	$42,500
Fresh vegetables EBIT	(981)	(10,433)
Other EBIT	1,836	(50)

Total reportable segment EBIT	45,678	32,017
Corporate EBIT	(3,063)	(9,934)
Interest expense	(17,288)	(14,898)
Income taxes	(11,781)	(1,691)

Income (loss) from continuing operations, net of income taxes	13,546	5,494
Income from discontinued operations, net of income taxes	17	992

Net income (loss)	$13,563	$6,486

Corporate EBIT includes general and administrative costs not allocated to operating segments.

Substantially all of Dole’s earnings from equity method investments, which have been included in EBIT in the table above, relate to the fresh fruit operating segment.

Financial Position:

	Year Ended
	March 25, 2017	December 31, 2016
	(In thousands)
Total assets:
Fresh fruit	$1,960,866	$1,900,275
Fresh vegetables	525,339	525,902
Other	26,270	69,807
Corporate	416,384	410,712

	$2,928,859	$2,906,696

Note 17 — Subsequent Event

Dole evaluated subsequent events through May 26, 2017, the date that Dole’s unaudited condensed consolidated financial statements were issued.

As discussed in Note 9, Dole refinanced the credit facilities and the senior secured notes on April 6, 2017.

On April 24, 2017, Dole filed an S-1 registration statement with the Securities and Exchange Commission to begin the initial public offering process.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dole Food Company, Inc.

We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and January 2, 2016, and the related consolidated statements of operations, comprehensive income (loss), shareholder’s equity, and cash flows for the years ended December 31, 2016, January 2, 2016, and January 3, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries at December 31, 2016 and January 2, 2016, and the results of their operations and cash flows for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

April 21, 2017

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2016, January 2, 2016 and January 3, 2015

	2016	2015	2014
	(In thousands, except per share data)
Revenues, net	$4,507,262	$4,646,413	$4,786,420
Cost of products sold	(4,238,625)	(4,309,160)	(4,452,921)

Gross profit	268,637	337,253	333,499
Selling, marketing and general and administrative expenses	(193,050)	(234,126)	(248,664)
Merger transaction, litigation settlement and other related costs	(70,042)	(67,275)	(4,345)
Gain on asset sales	15,878	19,755	14,029

Operating income	21,423	55,607	94,519
Other income (expense), net	3,015	13,534	19,396
Interest income	5,047	5,036	4,168
Interest expense	(70,170)	(62,937)	(63,798)

Income (loss) from continuing operations before income taxes and equity earnings (loss)	(40,685)	11,240	54,285
Income taxes	27,145	(22,319)	28,992
Earnings (loss) from equity method investments	(3,377)	(735)	657

Income (loss) from continuing operations, net of income taxes	(16,917)	(11,814)	83,934
Income (loss) from discontinued operations, net of income taxes	(6,043)	1,031	(18,853)

Net income (loss)	(22,960)	(10,783)	65,081
Less: Net income attributable to noncontrolling interests	(698)	(1,380)	(728)

Net income (loss) attributable to Dole Food Company, Inc.	$(23,658)	$(12,163)	$64,353

Earnings per share—Basic and Diluted:
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests	$(17,615)	$(13,194)	$83,206
Net income (loss) attributable to Dole Food Company, Inc.	(23,658)	(12,163)	64,353

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2016, January 2, 2016 and January 3, 2015

	2016	2015	2014
	(In thousands)
Net income (loss)	$(22,960)	$(10,783)	$65,081
Foreign currency translation adjustment, net of income tax of $0 for all periods presented	(8,412)	(28,600)	(27,366)
Pension and postretirement obligation adjustments, net of income tax (expense) benefit of $2,443, ($5,185) and $15,248	(6,776)	15,164	(32,147)

Comprehensive income (loss)	(38,148)	(24,219)	5,568
Less: Comprehensive income attributable to noncontrolling interests	(698)	(1,380)	(728)

Comprehensive income (loss) attributable to Dole Food Company, Inc.	$(38,846)	$(25,599)	$4,840

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and January 2, 2016

	2016	2015
	(In thousands, except per share data)
ASSETS
Cash and cash equivalents	$36,628	$83,210
Restricted cash and investments	7,261	11,094
Receivables, net of allowances of $19,369 and $22,447, respectively	549,960	556,242
Inventories	241,845	246,320
Prepaid expenses and other assets	42,517	36,203
Assets held-for-sale	6,686	106

Total current assets	884,897	933,175
Investments	24,253	26,990
Actively marketed property	126,716	143,925
Property, plant and equipment, net of accumulated depreciation of $289,457 and $199,549, respectively	1,171,982	1,165,661
Goodwill	345,503	345,503
Intangible assets, net	256,678	253,657
Other assets, net	96,667	92,713

Total assets	$2,906,696	$2,961,624

LIABILITIES AND EQUITY
Accounts payable	$298,827	$276,942
Accrued liabilities	409,058	372,287
Notes payable and current portion of long-term debt, net	74,005	57,274

Total current liabilities	781,890	706,503
Long-term debt, net	1,219,533	1,147,062
Deferred income tax liabilities	117,613	164,130
Other long-term liabilities	310,462	353,672
Commitments and contingencies (Notes 14 and 17)
Shareholder’s equity
Common stock — $0.001 par value; 1,000 shares authorized, issued and outstanding as of December 31, 2016 and January 2, 2016	—	—
Additional paid-in capital	796,184	796,184
Notes receivable from affiliates	(14,000)	—
Accumulated deficit	(224,972)	(140,993)
Accumulated other comprehensive loss	(88,376)	(73,188)

Equity attributable to shareholder of Dole Food Company, Inc.	468,836	582,003
Equity attributable to noncontrolling interests	8,362	8,254

Total equity	477,198	590,257

Total liabilities and equity	$2,906,696	$2,961,624

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, January 2, 2016 and January 3, 2015

	2016	2015	2014
	(In thousands)
Operating Activities
Net income (loss)	$(22,960)	$(10,783)	$65,081
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	107,140	101,703	93,945
Net unrealized (gain) loss on financial instruments	(9,931)	10,958	(45,911)
Asset write-offs and net (gain) on sale of assets	(7,878)	(15,473)	(12,215)
Earnings (loss) from equity method investments	3,377	735	(657)
Amortization of debt discounts and debt issuance costs	6,536	6,172	6,344
Refinancing charges	—	2,004	305
Provision for deferred income taxes	(55,830)	(6,431)	(47,453)
Pension and other postretirement benefit plan expense	6,170	12,984	9,321
Other	106	411	886
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
Receivables, net of allowances	3,281	(28,725)	(16,078)
Inventories	1,489	9,615	28,813
Prepaid expenses and other assets	(5,344)	25,764	(10,994)
Income taxes	7,527	7,620	5,704
Accounts payable	9,385	(1,573)	14,447
Accrued and other long-term liabilities	(12,567)	(94,760)	1,225

Cash flow provided by operating activities	30,501	20,221	92,763
Investing Activities
Cash received from sales of assets and businesses, net of cash disposed	34,680	32,732	115,120
Capital expenditures	(156,131)	(142,825)	(259,533)
Sales of restricted investments, net	4,364	9,964	3,222
Purchases of restricted investments, net	(391)	(890)	(45,083)
Investments in non-consolidated subsidiaries	(739)	(10,172)	(7,658)
Restricted cash and deposits	2,052	230,414	46,004
Related party notes	20,000	(34,000)	—
Other	(1,752)	(4,383)	(3,291)

Cash flow provided by (used in) investing activities	(97,917)	80,840	(151,219)
Financing Activities
Short-term debt borrowings	16,976	62,918	245
Short-term debt repayments	(50,712)	(23,471)	(12,311)
Long-term debt borrowings	833,451	418,792	558,500
Long-term debt repayments	(712,574)	(340,358)	(524,968)
Payment of debt issuance costs	(3,973)	(3,214)	—
Dividends paid to noncontrolling interests	(798)	(1,680)	(726)
Dividends paid to DFC Holdings, LLC	(60,321)	(4,512)	(13,500)
Merger consideration payments	—	(233,421)	—
Equity contribution from DFC Holdings, LLC	—	55,000	45,000

Cash flow provided by (used in) financing activities	22,049	(69,946)	52,240

Effect of foreign currency exchange rate changes on cash	(1,215)	(2,787)	(3,542)

Increase (decrease) in cash and cash equivalents	(46,582)	28,328	(9,758)
Cash and cash equivalents at beginning of period	83,210	54,882	64,640

Cash and cash equivalents at end of period	$36,628	$83,210	$54,882

Supplemental cash flow information:
Accrued property, plant and equipment	$2,251	$28,536	$44,353
Income tax payments, net of refunds	20,150	19,897	14,761
Interest payments on borrowings	62,030	62,697	59,391

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

For the Years Ended December 31, 2016, January 2, 2016 and January 3, 2015

		Equity Attributable to Dole Food Company, Inc.
						Accumulated Other Comprehensive Income (Loss)
	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Notes Receivable from Affiliates	Accumulated Deficit	Pension & Other Postretirement Benefits	Cumulative Translation Adjustment	Equity Attributable to Noncontrolling Interests	Total Equity
		(In thousands)
Balance at December 28, 2013	1	$—	$695,176	—	$(175,171)	$(293)	$54	$7,683	$527,449
Net income	—	—	—	—	64,353	—	—	728	65,081
Dividends paid	—	—	—	—	(13,500)	—	—	(726)	(14,226)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	1,405	1,405
Equity contribution from DFC Holdings, LLC	—	—	45,000	—	—	—	—	—	45,000
Purchase of aircraft interest from affiliate entity	—	—	1,008	—	—	—	—	—	1,008
Foreign currency translation adjustment, net of income tax of $0	—	—	—	—	—	—	(27,366)	—	(27,366)
Change in employee benefit plans, net of income tax benefit of $15,248	—	—	—	—	—	(32,147)	—	—	(32,147)

Balance at January 3, 2015	1	$—	$741,184	$—	$(124,318)	$(32,440)	$(27,312)	$9,090	$566,204

Net income (loss)	—	—	—	—	(12,163)	—	—	1,380	(10,783)
Dividends paid	—	—	—	—	(4,512)	—	—	(1,680)	(6,192)
Sale of noncontrolling interests	—	—	—	—	—	—	—	(536)	(536)
Equity contribution from DFC Holdings, LLC	—	—	55,000	—	—	—	—	—	55,000
Foreign currency translation adjustment, net of income tax of $0	—	—	—	—	—	—	(28,600)	—	(28,600)
Change in employee benefit plans, net of income tax expense of $5,185	—	—	—	—	—	15,164	—	—	15,164

Balance at January 2, 2016	1	$—	$796,184	$—	$(140,993)	$(17,276)	$(55,912)	$8,254	$590,257

Net income (loss)	—	—	—	—	(23,658)	—	—	698	(22,960)
Notes receivable from affiliates	—	—	—	(14,000)	—	—	—	—	(14,000)
Dividends paid	—	—	—	—	(60,321)	—	—	(798)	(61,119)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	208	208
Foreign currency translation adjustment, net of income tax of $0	—	—	—	—	—	—	(8,412)	—	(8,412)
Change in employee benefit plans, net of income tax benefit of $2,443	—	—	—	—	—	(6,776)	—	—	(6,776)

Balance at December 31, 2016	1	$—	$796,184	$(14,000)	$(224,972)	$(24,052)	$(64,324)	$8,362	$477,198

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED STATEMENTS

Note 1 — Nature of Operations

Dole Food Company, Inc. was incorporated under the laws of Hawaii in 1894. Dole was reincorporated under the laws of Delaware in 2001 and was reincorporated under the laws of North Carolina in September 2016.

Dole Food Company, Inc. and its consolidated subsidiaries (“Dole” or the “Company”) are engaged in the worldwide sourcing, processing, distributing and marketing of high quality fresh fruit and vegetables. Dole is one of the largest producers of bananas and pineapples, and we believe we are an industry leader in packaged salads, fresh-packed vegetables and fresh berries.

In fiscal 2016, Dole conducted operations throughout North America, Latin America, Europe (including eastern European countries), the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks including changes in commodity and fuel costs, fluctuations in interest rates, fluctuations in foreign currency exchange rates, as well as other environmental and business risks in both sourcing and selling locations.

Dole’s principal products are produced on both Company-owned and leased land and are also acquired through associated producer and independent grower arrangements. Dole’s products are primarily packed and processed by Dole and sold to wholesale, retail and institutional customers and other food product companies.

On November 1, 2013, Dole completed a going private merger transaction pursuant to an Agreement and Plan of Merger with David H. Murdock (“Mr. Murdock”), DFC Holdings, LLC, a Delaware limited liability company (“Parent”), and DFC Merger Corp., a Delaware corporation (“Purchaser”), whose sole stockholder is Parent. The Purchaser was merged with and into Dole, with Dole continuing as the surviving corporation (the “Merger”). As a result of this transaction, Dole became wholly-owned by Mr. Murdock, Dole’s Chairman and Chief Executive Officer.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation: Dole’s consolidated financial statements include the accounts of Dole Food Company, Inc., majority owned subsidiaries over which Dole exercises control, and entities that are not majority owned but require consolidation because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, marketing programs, income taxes, self-insurance reserves, retirement benefits, financial instruments, and commitments and contingencies. Actual results could differ from these estimates and assumptions.

Fiscal Year End: Dole’s fiscal year ends on the Saturday closest to December 31. The fiscal years 2016, 2015 and 2014 ended on December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Dole operates under a 52/53 week year. Fiscal years 2016 and 2015 were 52-week years. Fiscal year 2014 was a 53-week year. The impact of the additional week in fiscal 2014 was not material to Dole’s consolidated statements of operations or consolidated statements of cash flows.

Revenue Recognition: Revenue is recognized at the point title and risk of loss is transferred to the customer, collection is reasonably assured, persuasive evidence of an arrangement exists, and the price is fixed or determinable.

Sales Incentives: Dole offers sales incentives and promotions to its customers (resellers) and to its consumers. These incentives include consumer coupons and promotional discounts, volume rebates and product placement fees. Consideration given to customers and consumers related to sales incentives is recorded as a reduction of revenues, rather than as a cost or expense. Estimated sales discounts are recorded in the period in which the related sale is recognized. Volume rebates are recognized as earned by the customer, based upon the contractual terms of the arrangement with the customer and, where applicable, Dole’s estimate of sales volume over the term of the arrangement. Adjustments to estimates are made periodically as new information becomes available and actual sales volumes become known. Adjustments to these estimates have historically not been significant to Dole.

Agricultural Costs: Recurring agricultural costs include costs relating to irrigation, fertilization, disease and insect control and other ongoing crop and land maintenance activities. Recurring agricultural costs are charged to operations as incurred or are recognized when the crops are harvested and sold, depending on the product. Non-recurring agricultural costs, primarily comprising soil and farm improvements and other long-term crop growing costs that benefit multiple harvests, are deferred and amortized over the estimated production period, currently from 2 to 25 years.

Shipping and Handling Costs: Amounts billed to third-party customers for shipping and handling are included as a component of revenues. Shipping and handling costs incurred are included as a component of cost of products sold and represent costs incurred by Dole to ship products from the sourcing locations to the end consumer markets.

Value-Added Taxes: Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from revenues and cost of products sold.

Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. In limited circumstances, Dole capitalizes payments to provide funding for various merchandising programs over a specified contractual period. In such cases, Dole amortizes the costs over the life of the underlying contract. The amortization of these costs, as well as the cost of certain other marketing and advertising arrangements with customers, are classified as a reduction in revenues. Advertising and marketing costs, included in selling, marketing and general and administrative expenses, amounted to $6.9 million, $13.2 million and $9.6 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

Research and Development Costs: Research and development costs are expensed as incurred. Research and development costs were not material for the years ended December 31, 2016, January 2, 2016 and January 3, 2015.

Income Taxes: Dole accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. Dole establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In addition, once the recognition threshold for the tax position is met, only the portion of the tax benefit that is greater than 50 percent likely to be realized upon settlement with a taxing authority is recorded. The impact of provisions for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations. Income taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered indefinitely invested.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less.

Grower Advances: Dole makes advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests, property or other collateral owned by the growers. Dole monitors these receivables on a regular basis and records an allowance for these grower receivables based on estimates of the growers’ ability to repay advances and the fair value of the collateral. Grower advances are stated at the gross advance amount less allowances for potentially uncollectible balances.

Receivables: Receivables consist primarily of trade, notes, and other receivables. These receivables are recorded at net realizable value. Allowances against receivables are established based on specific account data and factors such as Dole’s historical losses, current economic conditions, age of receivables, the value of any collateral, and payment status compared to payment terms. Account balances are written off against the allowance if and when management determines the receivable is uncollectible.

Inventories: Inventories are valued at the lower of cost or market. Costs related to fresh fruit and fresh vegetables are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. Crop growing costs primarily represent the costs associated with growing bananas, pineapples and vegetables on company-owned farms, and for third-party farms, represent payments made to the grower for crops in process.

Investments: Investments in affiliates and joint ventures with ownership of 20% to 50% are recorded using the equity method, provided Dole has the ability to exercise significant influence. All other non-consolidated investments are accounted for using the cost method. At December 31, 2016, January 2, 2016 and January 3, 2015, substantially all of Dole’s investments have been accounted for under the equity method.

Dole evaluates its equity and cost method investments for impairment when facts and circumstances indicate that the carrying value of such investments may not be recoverable. Dole reviews several factors to determine whether the loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the investee, and whether Dole has the intent to sell or will be required to sell before the investment’s anticipated recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in earnings. As a result of sustained and anticipated future losses, Dole recorded an impairment charge of $4.1 million included in earnings (loss) from equity method investments during the fiscal year ended December 31, 2016.

Property, Plant and Equipment: Property, plant and equipment is stated at cost plus asset retirement obligations, if any, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Dole reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset group. Routine maintenance and repairs are expensed as incurred.

Dry-Docking Costs: Dole incurs costs for planned major maintenance activities related to its vessels during regularly scheduled dry-dockings that occur approximately every two to five years, depending on the age of the vessel. Costs incurred during the dry-docking period, such as overhaul costs, are capitalized and amortized to the next overhaul. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed as incurred and included in costs of products sold.

Goodwill and Intangibles: Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if certain impairment indicators arise. Goodwill is allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. Fair values of the reporting units and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate.

Dole’s indefinite-lived intangible assets, primarily consisting of the DOLE brand trade name (“Dole trade name”), are considered to have an indefinite life because they are expected to generate cash flows indefinitely and, as such, are not amortized. Dole’s intangible assets with a definite life consist primarily of trade names. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful life. The remaining weighted average useful life of Dole’s definite lived intangible assets is approximately 5 years.

Concentration of Credit Risk: Financial instruments that potentially subject Dole to a concentration of credit risk principally consist of cash equivalents, restricted investments, derivative contracts, grower advances and trade receivables. Dole maintains its cash and restricted investments with high quality financial institutions. The counterparties to Dole’s derivative contracts are major financial institutions. Grower advances are principally with farming enterprises and are secured by the underlying crop harvests, property or other collateral owned by the growers. Credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Additionally, Dole maintains allowances for credit losses. No individual customer accounted for greater than 10% of Dole’s revenues during the years ended December 31, 2016, January 2, 2016 and January 3, 2015. No individual customer accounted for greater than 10% of accounts receivable as of December 31, 2016 and January 2, 2016.

Fair Value of Financial Instruments: Dole’s financial instruments primarily comprise cash and cash equivalents, restricted cash and investments, short-term trade and grower receivables, trade payables, notes receivable and notes payable, as well as long-term grower receivables, capital lease obligations, asset-based loans, term loan facilities, and notes. For short-term instruments, excluding Dole’s short-term restricted investments that are recorded at fair value, the carrying amount approximates fair value because of the short maturity of these instruments. For the long-term financial instruments, excluding Dole’s secured notes, term loans and long-term restricted investments, the carrying amount approximates fair value since they bear interest at variable rates or fixed rates which approximate market.

Dole also holds derivative instruments to hedge against foreign currency exchange and fuel costs. Dole’s derivative financial instruments are recorded at fair value with realized and unrealized gains and losses included in earnings. Dole estimates the fair values of its derivatives, including any credit valuation adjustments, using market based inputs.

Dole has a trading securities portfolio for a portion of its liability under two Rabbi trust plans for executives, which is comprised of marketable equity and fixed income listed and unlisted mutual funds. The portion of the trading securities portfolio that approximates the liability held to satisfy the long-term Rabbi trust obligation is classified as long-term and included in other assets, net, and the short-term portion is included in restricted cash and investments, in the consolidated balance sheets. Trading securities are recorded at fair value with realized and unrealized holding gains and losses included in earnings. Dole estimates the fair value of its restricted investments using prices provided by its custodian.

Dole also holds retirement plan assets which are measured at fair value. Dole estimates the fair values of its retirement plan assets based on quoted market prices dependent on availability. In instances where quoted market prices are not readily available, the fair value of the investment securities is estimated based on pricing models using observable or unobservable inputs.

Foreign Currency Exchange: For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the translation of monetary assets and liabilities to the functional currency are included in determining net income. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of cumulative translation adjustment in shareholder’s equity. Unrealized foreign currency exchange gains and losses on certain intercompany transactions that are of a long-term-investment nature (i.e. settlement is not planned or anticipated in the foreseeable future) are also recorded as cumulative translation adjustment in shareholder’s equity.

Leases: Dole leases fixed assets for use in operations where leasing offers advantages of operating flexibility and is less expensive than alternative types of funding. Dole also leases land in countries where land ownership by foreign entities is restricted or where purchasing is not a viable option. Dole’s leases are evaluated at inception or at any subsequent modification and, depending on the lease terms, are classified as either capital leases or operating leases. For operating leases that contain rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers, land and warehouse facilities. Dole’s capital leases primarily consist of machinery and equipment. Dole’s decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Dole’s leasehold improvements were not material at December 31, 2016 and January 2, 2016.

Guarantees: Dole makes guarantees as part of its normal business activities. These guarantees include guarantees of the indebtedness of some of its key fruit suppliers and other entities integral to Dole’s operations. Dole also issues bank guarantees as required by certain regulatory authorities, suppliers and other operating agreements as well as to support the borrowings, leases and other obligations of its subsidiaries. The majority of Dole’s guarantees relate to guarantees of subsidiary obligations and are scoped out of the initial measurement and recognition accounting requirements related to guarantees.

Workers Compensation and Loss Reserves: Dole self-insures certain losses arising out of workers compensation claims. Dole establishes workers compensation accruals for its self-insured programs based upon reported claims in process and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are estimated using actuarial methods and ultimate settlements may vary significantly from such estimates due to increased claims frequency or the severity of claims.

Assets Held-for-Sale, Actively Marketed Property: Dole reports a business or assets as held-for-sale when management has approved or received approval to sell the business or assets and is committed to a formal plan, the business or assets are available for immediate sale, the business or assets are being actively marketed, the sale is anticipated to occur during the ensuing year and certain other specified criteria are met. In certain situations when timing of the sale is uncertain, Dole classifies such assets as actively marketed property. A business or assets classified as held-for-sale or actively marketed property are recorded at the lower of their carrying amounts or estimated fair values less cost to sell. If the carrying amounts of the business or assets exceed their estimated fair values, losses are recognized. Depreciation is not recorded on assets classified as held-for-sale. Assets and liabilities related to a business classified as held-for-sale are segregated in the consolidated balance sheets and major classes are separately disclosed in the notes to the consolidated financial statements commencing in the period in which the business is classified as held-for-sale.

Discontinued Operations: Dole determines whether a disposal of a component or a group of components of Dole is required to be presented as discontinued operations, when the disposal represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. Discontinued operations for the years ended December 31, 2016, January 2, 2016, and January 3, 2015 primarily includes adjustments to tax-related indemnification accruals. These items are directly related to the sale of the Dole packaged foods segment and Asia fresh business (collectively referred to herein as “Dole Asia”) to ITOCHU Corporation during fiscal 2013 for $1.69 billion.

Recently Issued and Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued guidance which simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented as a direct reduction in the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued guidance that further clarifies the Securities and Exchange Commission (“SEC”) staff’s position on presenting and measuring debt issuance costs incurred in connection with line-of-credit arrangements. The SEC staff has announced that it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The accounting amendments are effective for annual periods beginning after December 15, 2015, and interim periods within those reporting periods, with provisions for early adoption. Dole adopted the FASB guidance in 2016 and retrospectively reclassified $15.7 million of debt issuance costs from assets to a reduction in the carrying amount of debt on the consolidated balance sheet at January 2, 2016. Of the $15.7 million reclassified, $5.6 million has been reclassified from prepaid expenses and other assets to current portion of long-term debt, net, and $10.1 million has been reclassified from other assets, net, to long-term debt, net, on the consolidated balance sheet at January 2, 2016.

In August 2015, the FASB issued guidance which defers the effective date by one year of a previously issued guidance to revise the revenue recognition requirements for all entities. The previously issued guidance was issued in May 2014, which revised revenue recognition requirements to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting amendment is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those reporting periods, with provisions for earlier application. The amendment can be adopted either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the amendment recognized at the date of initial application. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method and timing of adoption.

In January 2016, the FASB issued guidance on the recognition and measurement of financial instruments. The amendment requires all equity investments to be measured at fair value with changes in the fair value recognized in net income, except for those accounted for under the equity method or requiring consolidation. The guidance also simplifies the impairment assessment of equity investments without readily determinable fair value whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment. The accounting amendment is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those reporting periods, with provisions for early adoption. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

In February 2016, the FASB issued guidance which creates new accounting and reporting guidelines for leasing arrangements. The new guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The accounting amendment is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. Earlier application of this amendment is permitted and must be applied using a modified retrospective approach. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method and timing of adoption.

In March 2016, the FASB issued guidance which simplifies the accounting for equity method investments if an investment becomes eligible to use the equity method of accounting as a result of increase in the level of ownership or influence by removing the requirement for an entity to retroactively adopt the equity method of accounting. The amendment also requires for the cost of acquiring the additional interest in the investee to be added to the equity method investor’s current basis of its previously held interest and implement the equity method of accounting as of the date the investment qualifies for equity method accounting. The accounting amendment is effective for annual periods, and interim periods within those periods, beginning after December 15, 2016. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

In August 2016, the FASB issued guidance related to the classification of certain cash receipts and cash payments on the statement of cash flows. The amendment provides clarification on eight specific cash flow presentation issues that have developed due to diversity in practice. The issues include, but are not limited to, debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The accounting amendment is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption of this amendment is permitted and must be applied retrospectively. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

In October 2016, the FASB issued guidance which requires a reporting entity to recognize the tax expense from intra-entity asset transfers of assets other than inventory in the selling entity’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. Any deferred tax asset that arises in the buying entity’s jurisdiction would also be recognized at the time of the transfer. The amendment will likely impact reporting entities’ effective tax rates. The accounting amendment is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption of this amendment is permitted and must be applied using the modified retrospective approach with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

In October 2016, the FASB issued guidance which requires a single decision maker of a variable interest entity (“VIE”) to consider indirect economic interests in the entity held through related parties that are under common control on a proportionate basis when determining whether it is the primary beneficiary of that VIE. The amendment does not change the existing characteristics of a primary beneficiary. The accounting amendment is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

In November 2016, the FASB issued guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The accounting amendment is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption of this amendment is permitted and must be applied retrospectively. The adoption of this guidance is not expected to have a material impact on Dole’s consolidated financial statements.

In January 2017, the FASB issued guidance to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures goodwill impairment by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of goodwill. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The elimination of Step 2 from the goodwill impairment test should reduce the cost and complexity of evaluating goodwill for impairment. Amendments should be applied on a prospective basis disclosing the nature of and reason for the change in accounting principle upon transition. Disclosure should be provided in the first annual period and in the interim period in which the entity initially adopts the amendments. The accounting amendment is effective for fiscal years beginning after December 15, 2019, and interim period within those fiscal years. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this guidance could have a material impact on Dole’s consolidated financial statements if future impairment charges are recorded.

Note 3 — Other Income (Expense), Net

Included in other income (expense), net in Dole’s consolidated statements of operations are the following items:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Unrealized gain (loss) on foreign denominated intercompany borrowings	$(4,811)	$11,113	$17,929
Realized gain on foreign denominated intercompany borrowings	6,479	4,078	—
Loss on derivative instruments	(1,236)	—	—
Gain (loss) on investments	2,133	(44)	1,276
Refinancing charges	—	(2,004)	(305)
Other	450	391	496

Other income (expense), net	$3,015	$13,534	$19,396

Note 4 — Charges for Restructuring

As a result of challenging market conditions, Dole committed to a restructuring plan to realign its fresh vegetables operations during the fourth quarter of 2016. As part of this plan, Dole reduced its workforce and realigned its berries supply with expected demand. During fiscal 2016, Dole also restructured its European fresh fruit operations to reduce overhead and relocated certain North American fresh fruit sales operations to Kannapolis, North Carolina. These restructuring efforts are designed to improve synergies within Dole. Dole believes that these strategic moves will put Dole in a competitive position to drive new customer growth as well as to support Dole’s existing loyal customers.

As a result of these initiatives, Dole incurred restructuring costs of $10.7 million. Of the total charges incurred, $6.2 million is included in cost of products sold, and $4.5 million is included in selling, marketing and general and administrative expenses in the consolidated statements of operations. Severance charges relating to employee terminations involved 56 employees. No additional costs for this restructuring are expected to be incurred.

The following table summarizes the restructuring charges:

Charges Incurred During the Year Ended December 31, 2016
(In thousands)
Severance and other employee-related costs	$3,739
Asset write-downs	6,776
Lease abandonment costs	212

Total charges incurred	$10,727

A rollforward of Dole’s fiscal 2016 restructuring liabilities, which are classified in accrued liabilities in the consolidated balance sheets, is summarized as follows:

	Severance and Other Employee- Related Costs	Lease Abandonment Costs	Total
	(In thousands)
Balance as of January 2, 2016	$—	$—	$—
Charges incurred	3,739	212	3,951
Cash payments	(2,529)	—	(2,529)

Balance as of December 31, 2016	$1,210	$212	$1,422

During the second quarter of 2014, Dole restructured its worldwide operations to be better positioned in addressing the continued volatility in some of its businesses and the unpredictable nature of its commodity produce businesses (the “2014 Restructuring”). In connection with the 2014 Restructuring, Dole eliminated approximately 545 positions which included 439 employee terminations and 106 open positions during the year ended January 3, 2015.

The following table summarizes the restructuring charges incurred during fiscal 2014:

Charges Incurred During the Year Ended January 3, 2015
(In thousands)
Severance and other employee-related costs	$20,818
Pension-related settlement charges	929
Contract termination and other costs	412

Total charges incurred	$22,159

A rollforward of Dole’s restructuring liabilities related to the 2014 Restructuring, which are classified in accrued liabilities in the consolidated balance sheets, is summarized as follows:

Severance and Other Costs
(In thousands)
Balance as of December 28, 2013	$—
Charges incurred	21,230
Cash payments	(20,467)

Balance as of January 3, 2015	$763

The unpaid balance as of January 3, 2015 was paid during the subsequent year.

Note 5 — Long-Term Receivables

At December 31, 2016, Dole’s long-term financing receivables consisted of $12.9 million of grower advances, net of $2.1 million of allowances. At January 2, 2016, Dole’s long-term financing receivables consisted of $11.8 million of grower advances, net of $1.3 million of allowances. These assets have been included in other assets, net in the consolidated balance sheets.

Dole monitors the collectability of grower advances through periodic review of financial information received from growers. Dole’s historical losses on its long-term grower advances have been immaterial and Dole expects this to continue.

Note 6 — Income Taxes

Income tax expense (benefit) from continuing operations was as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Current
Federal, state and local	$1,654	$1,397	$1,334
Foreign	25,790	15,285	14,208

	27,444	16,682	15,542

Deferred
Federal, state and local	(48,396)	(5,166)	(21,455)
Foreign	(6,427)	(102)	(25,608)

	(54,823)	(5,268)	(47,063)

Non-current income tax expense	234	10,905	2,529

	$(27,145)	$22,319	$(28,992)

Pretax income attributable to foreign operations including earnings from discontinued operations, equity method investments and noncontrolling interests were $90.2 million, $86.4 million and $87.2 million in the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Dole has not provided for U.S. federal income and foreign withholding taxes on approximately $2.2 billion of the excess of the amount for financial reporting over the tax basis of investments that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is currently not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries. Dole has provided U.S. deferred income taxes on $75.0 million, $93.1 million, and $109.4 million of foreign earnings at December 31, 2016, January 2, 2016, and January 3, 2015, respectively. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to U.S. income tax and increase Dole’s overall tax expense for that year.

Dole’s reported income tax expense (benefit) on continuing operations differed from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Expense computed at U.S. federal statutory income tax rate of 35%	$(14,239)	$3,934	$19,000
Foreign income taxed at different rates	(8,909)	(14,818)	(53,382)
State and local income tax, net of federal income taxes	(1,017)	(878)	1,206
Valuation allowances	2,595	2,591	(1,897)
Changes in liabilities for uncertain tax positions, net of tax benefits	(357)	11,054	2,001
Merger transaction, litigation settlement and other related costs and compensation arrangements	(5,995)	21,381	4,695
Permanent items and other	777	(945)	(615)

Income tax expense (benefit)	$(27,145)	$22,319	$(28,992)

Deferred tax assets (liabilities) comprised the following:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Intangibles	$(91,509)	$(90,342)
Property, plant and equipment	(141,894)	(155,945)
Investments and other asset basis differences	(16,208)	(24,160)
Postretirement benefits	40,331	54,465
Operating accruals	55,714	29,880
Tax credit carryforwards	9,398	9,328
Net operating loss and other carryforwards	83,804	85,951
Valuation allowances	(71,570)	(91,192)
Other, net	27,740	28,235

	$(104,194)	$(153,780)

Dole has gross federal, state and foreign net operating loss carryforwards of $82.2 million, $736.5 million, and $75.6 million, respectively, at December 31, 2016. Dole recorded federal and state net operating loss carryforwards net of liabilities for uncertain tax positions of $66.9 million and $714.8 million, respectively, at December 31, 2016. Dole has recorded a deferred tax asset of $23.4 million for a federal net operating loss carryforward, which, if unused, will expire in 2036. Dole has recorded deferred tax assets of $33.5 million for state operating loss carryforwards with varying expiration rules, which, if unused, approximately $17.1 million will expire between 2017 and 2026. Dole has recorded a deferred tax asset of $5.8 million for a charitable contribution carryover, which, if unused, expires in 2021. Dole has recorded deferred tax assets of $21.0 million for foreign net operating loss carryforwards which are subject to varying expiration rules. Tax credit carryforwards of $9.4 million include U.S. general business credit carryforwards of $2.2 million which will expire between 2024 and 2036, $0.2 million of alternative minimum tax credit carryforwards which can be carried forward indefinitely, state tax credit carryforwards of $7.0 million of which $1 million expires in 2026, $5.8 million expires in 2023, $0.1 million expires in 2030 and $0.1 million can be carried forward indefinitely. Dole has recorded a U.S. deferred tax asset of $20.8 million for disallowed interest expense which, although subject to certain limitations, can be carried forward indefinitely.

A valuation allowance has been established to offset certain state net operating loss carryforwards, certain state tax credits and certain other state deferred tax assets, certain foreign net operating loss carryforwards, and certain other deferred tax assets in foreign jurisdictions. Dole has deemed it more likely than not that future taxable income in the relevant taxing jurisdictions will be insufficient to realize all of the related income tax benefits for these assets. The net increase in valuation allowances in fiscal 2016 that resulted in a reduction in accumulated other comprehensive income was $0.5 million.

Total deferred tax assets and deferred tax liabilities were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Deferred tax assets	$371,471	$362,403
Deferred tax asset valuation allowance	(71,570)	(91,192)

	299,901	271,211
Deferred tax liabilities	(404,095)	(424,991)

Net deferred tax liabilities	$(104,194)	$(153,780)

Total net non-current deferred tax assets (liabilities) consist of:
Net non-current deferred tax assets*	13,419	10,350
Net non-current deferred tax liabilities	(117,613)	(164,130)

Total net non-current deferred tax assets (liabilities)	(104,194)	(153,780)

Total net deferred tax liabilities	$(104,194)	$(153,780)

*	Net non-current deferred tax assets are classified in other assets, net in the consolidated balance sheets.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits was as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Unrecognized tax benefits—beginning balance	$99,766	$114,042	$114,988
Gross increases—tax positions in prior period	11,062	37,526	7,447
Gross decreases—tax positions in prior period	(3,921)	(24,353)	(5,152)
Gross increases—tax positions in current period	31	30	32
Settlements	(8,109)	(24,151)	(2,705)
Lapse of statute of limitations	(6,188)	(3,328)	(568)

Unrecognized tax benefits—ending balance	$92,641	$99,766	$114,042

The total for unrecognized tax benefits, including interest and penalties, was $113 million, $120 million, and $134 million for the years ended December 31, 2016, January 2, 2016, and January 3, 2015 respectively. If recognized, approximately $110 million, net of federal and state tax benefits, would be recorded as a component of income tax expense and accordingly impact the effective tax rate.

Dole recognizes accrued interest and penalties related to its unrecognized tax benefits as a component of income taxes in the accompanying consolidated statements of operations. Accrued interest and penalties before tax benefits were $20.5 million, $20.6 million and $20.3 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Accrued interest and penalties as of December 31, 2016 and January 2, 2016 are included as a component of other long-term liabilities in the consolidated balance sheets. Interest and penalties recorded in Dole’s consolidated statements of operations during the years ended December 31, 2016, January 2, 2016 and January 3, 2015 were $0.3 million, $0.6 million and $3.0 million, respectively.

Dole Food Company, Inc. or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Dole is no longer subject to U.S. federal income tax examinations by tax authorities for years prior to 2013. With few exceptions, Dole is no longer subject to state and local or non-U.S. income tax examinations by tax authorities for years prior to 2011.

Income Tax Audits: Dole believes its tax positions comply with the applicable tax laws and that it has adequately provided for all tax related matters. Matters raised upon audit may involve substantial amounts and could result in material cash payments if resolved unfavorably. Management considers it unlikely that the resolution of these matters will have a material adverse effect on Dole’s results of operations. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $22.0 million relating to the expiration of the statute of limitations for certain transfer pricing issues within the next 12 months.

Internal Revenue Service Audit: In the fourth quarter of 2015, the IRS completed its examination of Dole’s U.S. federal income tax returns for the years 2009-2011. In February 2016, Dole reached a final settlement with the IRS on all issues. This settlement resulted in a reduction of deferred tax assets for net operating losses and other carryforwards totaling approximately $6.0 million and no cash payment.

Costa Rica Tax Assessment: During the second quarter of 2011, Dole received an income tax assessment in Costa Rica in the amount of approximately $43.0 million, including interest and penalties, relating to the audit of the years 2006 and 2007. Dole has been challenging the assessment and believes it is without merit. In November 2016, Dole received notice that the review by the Costa Rican Administrative Tax Tribunal confirmed the assessment of the tax authorities. Dole is currently evaluating next steps with our Costa Rican tax advisors which will likely include filing an administrative lawsuit with the judicial branch of the Costa Rican government. In order to challenge the decision of the Administrative Tax Tribunal in court, Dole may be required to pay a deposit for the full amount of the assessment, pay the deposit in installment payments, or post collateral.

Note 7 — Details of Certain Assets and Liabilities

Details of receivables and inventories were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Receivables:
Trade	$401,354	$404,024
Notes and other	111,157	87,356
Related party notes and interest	—	34,945
Grower advances	38,281	44,763
Unrealized gains on derivatives	18,537	7,601

	569,329	578,689
Allowance for doubtful accounts	(19,369)	(22,447)

	$549,960	$556,242

Inventories:
Finished products	$95,682	$82,374
Raw materials and work in progress	66,071	61,800
Crop-growing costs	59,425	81,319
Operating supplies and other	20,667	20,827

	$241,845	$246,320

Accrued liabilities included the following:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Litigation reserves and legal costs	$110,502	$18,375
Employee-related costs and benefits	95,845	99,738
Amounts due to growers	67,362	94,785
Marketing and advertising	33,532	42,698
Shipping related costs	28,635	52,579
Materials and supplies	22,104	18,943
Other	51,078	45,169

	$409,058	$372,287

Other long-term liabilities were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Accrued postretirement and other employee benefits	$182,042	$202,427
Liability for unrecognized tax benefits	106,560	116,071
Other	21,860	35,174

	$310,462	$353,672

Note 8 — Assets Held-for-Sale and Actively Marketed Property

Dole continuously reviews its assets in order to identify those assets that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value but the timing of sale is uncertain.

Assets held-for-sale by segment were as follows:

	Fresh Fruit	Fresh Vegetables	Other	Total
	(In thousands)
Balance as of January 2, 2016	$106	$—	$—	$106
Additions	2,891	2,747	3,912	9,550
Sales	(2,970)	—	—	(2,970)

Balance as of December 31, 2016	$27	$2,747	$3,912	$6,686

Liabilities held-for-sale by segment were as follows:

Other
(In thousands)
Balance as of January 2, 2016	$—
Additions	1,098

Balance as of December 31, 2016	$1,098

The major classes of assets held-for-sale included in the consolidated balance sheet by segment were as follows:

	Fresh Fruit	Fresh Vegetables	Other	Total
	(In thousands)
Inventories	$—	$—	$1,475	$1,475
Prepaid expenses	—	—	100	100
Property, plant and equipment, net	27	2,747	2,337	5,111

Balance as of December 31, 2016	$27	$2,747	$3,912	$6,686

At December 31, 2016, liabilities held-for-sale consisted of accrued employee benefits of $1.1 million, which have been included in accrued liabilities in the consolidated balance sheets.

During the second quarter of 2016, Dole approved and committed to a formal plan to divest its Swedish fresh fruit procurement and distribution operation, as well as to divest certain assets in Germany. During the fourth quarter of 2016, Dole restructured its berries operations and planned to divest certain farms and facilities. Dole concluded that these plans met the requirements to be presented as assets and liabilities held-for-sale.

Dole sold assets in Germany with a net book value of $2.9 million in the third quarter of 2016. During the fourth quarter of 2016, Dole entered into a definitive agreement to sell its Swedish fresh fruit procurement and distribution operation and the transaction closed in January 2017 (see Note 13).

Actively marketed property was as follows:

Actively Marketed Property
(In thousands)
Balance as of January 2, 2016	$143,925
Sales	(16,794)
Reclassifications	(415)

Balance as of December 31, 2016	$126,716

At January 2, 2016, actively marketed property consisted of approximately 18,100 acres of Hawaii land, with a net book value of $140.5 million, land in Latin America with a net book value of $0.2 million and real estate of the former fresh-cut flowers division with a net book value of $3.2 million. During the year ended December 31, 2016, Dole sold approximately 1,000 acres of land in Hawaii and land in Latin America with a total net book value of $16.8 million. At December 31, 2016, actively marketed Hawaii land consisted of approximately 17,100 acres, with a net book value of $123.7 million.

Gains before income taxes on assets held-for-sale and actively marketed property by segment were as follows:

	Years Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Fresh fruit	$15,878	$7,822	$6,782

Total	$15,878	$7,822	$6,782

During the year ended January 2, 2016 and January 3, 2015, net gains before income taxes related to the sale of assets other than those classified as assets held-for-sale and actively marketed property was $11.9 million and $7.3 million, respectively.

Net proceeds from assets held-for-sale and actively marketed property by segment were as follows:

	Years Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Fresh fruit	$35,642	$15,205	$20,539

Total	$35,642	$15,205	$20,539

Proceeds from asset sales for 2016 include $2.5 million of receivables due in November 2018.

Note 9 — Property, Plant and Equipment

Major classes of property, plant and equipment were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Land and land improvements	$506,446	$459,274
Buildings and leasehold improvements	302,885	289,671
Machinery and equipment	314,848	290,750
Vessels and containers	290,246	168,935
Equipment under capital leases	6,642	6,642
Construction in progress	40,372	149,938

	1,461,439	1,365,210
Accumulated depreciation	(289,457)	(199,549)

	$1,171,982	$1,165,661

Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Years
Land improvements	3 to 40
Buildings and leasehold improvements	3 to 50
Machinery and equipment	2 to 35
Vessels and containers	3 to 20
Equipment under capital leases	Shorter of useful life or life of lease

Depreciation expense on property, plant and equipment totaled $106.6 million, $101.2 million and $93.4 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Interest expense capitalized into property, plant and equipment totaled $1.7 million, $4.4 million and $3.3 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

Note 10 — Goodwill and Intangible Assets

The balance of goodwill has been allocated to Dole’s reporting segments as follows:

	Fresh Fruit	Fresh Vegetables	Other	Total
Balance as of December 31, 2016 and January 2, 2016, and January 3, 2015	$228,920	$110,920	$5,663	$345,503

Details of Dole’s intangible assets were as follows:

	December 31, 2016	January 2, 2016
	(In thousands)
Amortizing intangible assets:
Gross carrying amount	$4,068	$4,000
Accumulated amortization	(1,592)	(1,087)

Amortizing intangible assets, net	2,476	2,913
Indefinite-lived intangible assets
Dole brand	250,000	250,000
Water rights	4,202	744

Total intangible assets, net	$256,678	$253,657

Amortization expense of intangible assets totaled $0.5 million for each of the years ended December 31, 2016, January 2, 2016, and January 3, 2015, respectively.

As of December 31, 2016, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years is as follows:

Fiscal Year	Amount
(In thousands)
2017	$519
2018	$519
2019	$519
2020	$519
2021	$402

Dole performed its annual impairment test of goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal 2016. This test indicated no impairment to goodwill or any of Dole’s indefinite-lived intangible assets. As market conditions change, Dole continues to monitor and perform updates of its impairment testing of goodwill, indefinite-lived intangible assets and long-lived assets if there are any indicators of impairment.

Note 11 — Notes Payable and Long-Term Debt

Notes payable and long-term debt consisted of the following:

	December 31, 2016	January 2, 2016
	(In thousands)
Secured debt:
Revolving credit facility	$63,100	$39,500
7.25% notes due 2019	300,000	300,000
Term loan	781,500	790,000
Vessel financing loan facility	104,063	69,880
Other financing arrangements	42,751	––
Notes payable and note agreements, at a weighted average interest rate of 2.4% in 2016 (2.9% in 2015)	15,437	18,806
Capital lease obligations, at a weighted average interest rate of 4.6% in 2016 (4.6% in 2015)	2,486	3,814

	1,309,337	1,222,000
Unamortized debt discounts and debt issuance costs	(15,799)	(17,664)

	1,293,538	1,204,336
Current maturities, net of unamortized debt discounts and debt issuance costs	(74,005)	(57,274)

	$1,219,533	$1,147,062

Term Loan, ABL Revolving Credit Facility and Senior Secured Notes

On November 1, 2013, Dole entered into a secured term credit agreement (“term loan”) and an asset-based lending senior secured revolving credit facility (“ABL revolver”, and together the “credit facilities”). The term loan facility consists of a term loan of $750 million, and bears interest, at Dole’s option, at a rate per annum equal to either (i) LIBOR plus 3.50% with a LIBOR floor of 1.0%; or (ii) a base rate plus 2.50%. Dole, subject to the agreement of the then existing syndicates or any other entity willing to participate, was able to elect under the credit agreement to enter into additional tranches of term loans, not to exceed $100 million or another greater amount subject to financial covenant compliance. On April 16, 2015, Dole elected to enter into additional borrowings of $100 million under the term loan. Interest on the term loan is payable quarterly in arrears or at maturity of LIBOR contracts of various durations. Principal payments of $2.1 million are due quarterly, plus a balloon payment on the maturity date of November 1, 2018. In addition, there is a mandatory prepayment requirement such that the aggregate amount of repayments, as per terms above, and prepayments of the term loan are at least $60.0 million by November 1, 2015 and $120.0 million by November 1, 2017. At December 31, 2016, amounts outstanding under the term loan were $781.5 million.

The ABL revolving credit facility provides up to $175.0 million under which Dole and its wholly-owned subsidiary Solvest, Ltd. are borrowers. The ABL revolver matures on May 1, 2018. The ABL revolver is subject to a borrowing base consisting of the trade receivables and inventory of domestic subsidiaries, and also includes a “first-in, last-out” (“FILO”) tranche of $15 million which amortizes to zero from May 2014 through November 2016. At December 31, 2016, the borrowing base was $140.4 million. The amount available to be borrowed was $140.4 million which was the lower of the borrowing base or the revolver cap. At December 31, 2016, Dole’s borrowings under the ABL revolver were $63.1 million. After taking into account approximately $18.1 million of outstanding letters of credit issued under the ABL revolver, Dole had $59.2 million available for cash borrowings.

Loans outstanding pursuant to the borrowing base bear interest, at Dole’s option, at a rate per annum equal to either (i) LIBOR plus 1.5% to 2.0%; or (ii) a base rate plus 0.5% to 1.0%, in each case, based upon Dole’s historical borrowing availability under the ABL revolver. The daily undrawn portion of the ABL revolver is subject to a commitment fee of 0.375%.

The FILO tranche under the ABL revolver was fully amortized at December 31, 2016. The FILO tranche bore interest, at Dole’s option, at a rate per annum equal to either (i) LIBOR plus 2.75% to 3.25%; or (ii) a base rate plus 1.75% to 2.25%, based upon Dole’s historical borrowing availability under the ABL revolver.

Additionally, Dole issued notes under an indenture, dated as of November 1, 2013, to which Dole (the “Issuer”), DFC Holdings, LLC (the “Parent”), and Deutsche Bank Trust Company Americas (the “Trustee”), were parties. The $300 million aggregate principal amount of 7.25% Senior Secured Notes (the “Notes”) will mature on May 1, 2019. Interest is due semi-annually in arrears on May 1 and November 1 of each year. Substantially all of the direct and indirect wholly-owned U.S. subsidiaries of Dole guarantee the term loan, the ABL revolver and the Notes.

April 6, 2017 Refinancing of the Term Loan, ABL Revolving Credit Facility and Senior Secured Notes

On April 6, 2017, Dole entered into a new term credit agreement (“new term loan”) and a new asset based revolving credit agreement (“new ABL revolver”) with certain lenders (together the “new credit facilities”).

The new credit facilities include syndicated borrowings under a new term loan of $950 million, that bears interest, at Dole’s option, at either (i) LIBOR plus 2.75% to 3.00%, with a LIBOR floor of 1.00% or (ii) a base rate plus 1.75% to 2.00%, in each case, based on Dole’s first lien net leverage ratio. Interest on the new term loan is payable quarterly in arrears. Commencing on September 30, 2017, principal payments of $5.9 million are due quarterly during the first four years and principal payments of $11.9 million are due quarterly during the remainder of the term of the facility, plus a balloon payment due on the maturity date of April 6, 2024.

The new credit facilities also include a new ABL revolver, under which the syndicates committed to lend up to the lesser of (i) the amount of the borrowing base available thereunder and (ii) $175 million, which includes a commitment to make up to $125 million of U.S. dollar loans and up to $50 million of alternative currency loans which may be borrowed by Solvest, Ltd., which is a wholly-owned subsidiary of Dole. The annual interest rate on amounts drawn under the new ABL revolver, at Dole’s option, is either (i) LIBOR plus 1.50% to 2.00%, with no LIBOR floor, or (ii) a base rate plus 0.50% to 1.00%, in each case, based upon Dole’s average historical excess availability under the new ABL revolver. All amounts outstanding under the new ABL revolver are due on April 6, 2022.

Dole’s borrowings under the new credit facilities are secured by substantially all the United States (“U.S.”) assets of Dole and its material domestic subsidiaries. The borrowings of Solvest, Ltd. under the new ABL revolver are secured by substantially all the assets of Dole’s material Bermudan subsidiaries.

Additionally, on April 6, 2017, Dole completed the sale and issuance of $300 million aggregate principal amount of 7.25% Senior Secured Notes due June 15, 2025 (“2025 Notes”). The 2025 Notes were sold to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (“Securities Act”), and to persons outside the U.S. in compliance with Regulation S under the Securities Act, who are exempt from the registration requirements of the Securities Act. Interest on the 2025 Notes will be paid semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2017. The 2025 Notes have a lien on substantially all of the assets of Dole and its material U.S. subsidiaries that is junior to the liens securing the obligations under the new credit facilities, and are senior obligations ranking equally with Dole’s existing senior debt.

The proceeds of the 2025 Notes and the new term loan were used to refinance Dole’s then outstanding indebtedness under the existing term loan, the existing ABL revolver, and to redeem the $300 million aggregate principal amount of the 7.25% Senior Secured Notes due 2019.

Vessel Financing Loan Facility

On December 11, 2015, Dole entered into two secured loan facilities (“vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of its three new vessels. The first loan facility consists of three tranches, each tied to a specific vessel, allowing Dole to borrow up to 70% or $37 million of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments commencing three months after the initial drawdown date of each tranche. The vessel facility bears interest, at a rate per annum equal to LIBOR plus 2.0% to 3.25% and will mature on December 11, 2027. The first vessel was delivered to Dole on November 10, 2015; the second vessel was delivered on February 24, 2016; the third vessel was delivered on June 14, 2016. At December 31, 2016, Dole’s borrowings under the vessel facility were $104.1 million.

The second loan facility provided pre-delivery financing, which allowed drawdown tranches associated with the in-progress vessels. The pre-delivery financing loans were due in full upon the earlier of June 15, 2016 or the delivery dates of the in-progress vessels. The pre-delivery financing loans bore interest, at a rate per annum equal to LIBOR plus 3.25%, payable monthly in arrears. The undrawn portion of the vessel facility was subject to a commitment fee of 0.7%. During February 2016 and May 2016, the second and third vessels, respectively, were completed and the associated pre-delivery financing loans of $11.0 million and $21.9 million, respectively, were repaid.

Other Financing Arrangements

On June 23, 2016, Dole acquired approximately 1,000 gross hectares of farms in Chile for $36.0 million. In connection with the purchase, Dole entered into a secured long-term asset financing arrangement for $28.8 million to finance 80% of the farm purchase. The terms of the financing arrangement include a 5-year loan of $5.7 million due in June 2021, and a 10-year loan of $23.1 million due in June 2026. The 5-year loan bears interest at a rate per annum equal to LIBOR plus 2.60%, and the 10-year loan bears interest at a rate per annum equal to LIBOR plus 3.15%. Principal and interest payments are due bi-annually in arrears. The long-term financing arrangement is collateralized by the farms and related assets. At December 31, 2016, Dole’s borrowings under this arrangement were $28.8 million.

On July 1, 2016, Dole acquired approximately 837 gross hectares of pineapple farms in Costa Rica. In connection with the purchase, Dole entered into a secured long-term asset financing arrangement for up to $16.0 million to finance the farm purchase. The term of the financing arrangement includes a 10-year loan of $14.0 million due in July 2026. The 10-year loan bears interest at a rate per annum equal to LIBOR plus 5%, adjustable quarterly, with a floor rate of 5.5% per annum. Interest only payments are due monthly in arrears for the first two years, after which principal and interest installments are due monthly in arrears. The long-term financing arrangement is collateralized by the farms and related assets. At December 31, 2016, Dole’s borrowings under this arrangement were $14.0 million.

Notes Payable and Note Agreements

Dole borrows funds primarily on a short-term basis to finance current operations. There were $15.4 million of note agreements outstanding at December 31, 2016, which continue through 2020.

Capital Lease Obligations

At December 31, 2016, Dole’s capital lease obligations of $2.5 million, primarily relate to machinery and equipment, which continue through 2019.

Covenants

Provisions under the term loan and ABL revolver require Dole to comply with certain covenants. These covenants include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends. If the availability under the ABL revolver were to fall below the greater of (i) $15 million and (ii) 10% of the lesser of the Total Revolving Commitment (as defined) and the borrowing base, then Dole would be required to comply with an additional covenant. At December 31, 2016, Dole had sufficient availability and was not required to comply with the additional covenant under the credit facilities.

The new term loan will require Dole to maintain compliance with a maximum first lien net leverage ratio, which will initially be set at 6.00 to 1.00, with step-downs to (i) 5.75 to 1.00 for each fiscal quarter of the 2019 and 2020 fiscal years and (ii) 5.50 to 1.00 for each fiscal quarter thereafter.

A breach of a covenant or other provision in any debt instrument governing Dole’s current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under Dole’s other debt instruments. Upon the occurrence of an event of default under the credit facilities or other debt instruments, the lenders or holders of such debt could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If Dole were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under Dole’s indebtedness were to accelerate the payment of the indebtedness, Dole cannot give assurance that its assets would be sufficiently liquid to repay in full its outstanding indebtedness on an accelerated basis.

Debt Issuance Costs and Debt Discounts

Debt issuance costs and debt discounts related to the line-of-credit arrangements are capitalized as an asset and amortized into interest expense over the term of the underlying arrangement. All other debt issuance costs and debt discounts are reflected as a direct reduction to the debt liability to which they relate and are amortized into interest expense over the term of the underlying debt.

The amortization expense related to Dole’s deferred debt issuance costs and debt discounts were recorded in the consolidated statements of operations as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Interest expense	$6,536	$6,172	$6,344

Uncommitted Lines of Credit

In addition to amounts available under the revolving credit facility, Dole’s subsidiaries have uncommitted lines of credit of approximately $42.9 million at various local banks, of which $26.1 million was available at December 31, 2016. The unused portion of the uncommitted lines of credit is not subject to a commitment fee. These lines of credit are used primarily for short-term borrowings or bank guarantees. Dole’s uncommitted lines of credit expire in 2018 and may be cancelled at any time by Dole or the banks, and any outstanding amounts are due on demand. Dole’s ability to utilize these lines of credit may be impacted by the terms of its senior secured credit facilities and note indenture.

Maturities of Notes Payable and Long-Term Debt

Stated maturities with respect to notes payable and long-term debt as of December 31, 2016 were as follows:

Fiscal Year	Amount
(In thousands)
2017	$79,769
2018	806,956
2019	313,556
2020	13,582
2021	13,426
Thereafter	82,048

Total	$1,309,337

Note 12 — Employee Benefit Plans

Dole sponsors a number of defined benefit pension plans covering certain employees worldwide. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. In addition to pension plans, Dole has other postretirement benefit (“OPRB”) plans that provide certain health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

Dole sponsors one qualified pension plan for U.S. employees, which is funded. All of Dole’s international pension plans and OPRB plans are unfunded.

Dole sponsors a non-qualified deferred compensation plan (Excess Savings Plan or “ESP”) and a non-qualified pension plan (Supplemental Executive Retirement Plan or “SERP”) for executives, both of which are unfunded. Under the provisions of these two Rabbi trust plans, Dole is obligated to contribute to the trusts within 30 days after a change of control event, as defined, to ensure the assets of the trusts are sufficient to meet the ESP obligation and the present value of the projected benefit obligation of SERP as of the change of control date. The assets held in the Rabbi trusts are subject to the claims of Dole’s general unsecured creditors. As a result of the sale of Dole Asia, which is a change of control event under the provisions of the ESP and SERP, Dole made contributions to the Rabbi trusts during the second quarter of 2013. As of December 31, 2016, $6.0 million is included in restricted cash and investments, and $24.0 million is included in other assets, net, in the consolidated balance sheets.

Substantially all pension benefits for U.S. employees were frozen in 2002. There were 147 employees who continue to earn benefits under the terms of collective bargaining agreements at December 31, 2016.

Dole uses a December 31 measurement date for all of its plans.

Obligations and Funded Status

The status of Dole’s defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of period	$282,725	$322,926	$65,472	$70,602	$26,484	$34,866
Service cost	167	210	4,321	4,664	21	49
Interest cost	9,157	11,670	4,564	4,695	1,109	1,480
Plan amendments and other	—	—	—	(215)	—	—
Foreign currency exchange rate changes	—	—	(757)	(2,899)	—	—
Actuarial (gain) loss	3,670	(24,596)	2,899	(6,149)	175	(6,242)
Curtailments, settlements and terminations, net	—	—	(2,313)	(280)	—	(475)
Benefits paid	(23,472)	(27,485)	(3,440)	(4,946)	(2,738)	(3,194)

Benefit obligation at end of period	$272,247	$282,725	$70,746	$65,472	$25,051	$26,484

Change in plan assets:
Fair value of plan assets at beginning of period	$189,653	$205,353	$—	$—	$—	$—
Actual return on plan assets	12,119	(6,259)	—	—	—	—
Company contributions	17,671	18,044	7,263	6,266	2,738	3,669
Benefits paid	(23,472)	(27,485)	(3,440)	(4,946)	(2,738)	(3,194)
Settlements	—	—	(3,823)	(1,320)	—	(475)

Fair value of plan assets at end of period	$195,971	$189,653	$—	$—	$—	$—

Funded status	$(76,276)	$(93,072)	$(70,746)	$(65,472)	$(25,051)	$(26,484)

Amounts recognized in the Consolidated Balance Sheets:
Current liabilities	$(2,378)	$(2,383)	$(5,658)	$(5,927)	$(2,653)	$(2,770)
Long-term liabilities	(73,898)	(90,689)	(65,088)	(59,545)	(22,398)	(23,714)

	$(76,276)	$(93,072)	$(70,746)	$(65,472)	$(25,051)	$(26,484)

Amounts recognized in accumulated other comprehensive loss were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016
	(In thousands)
Net actuarial (gain) loss	$39,873	$35,338	$4,100	$415	$(6,849)	$(1,320)
Prior service cost (benefit)	—	—	—	—	(1,132)	(7,660)
Income taxes	(14,195)	(12,609)	(1,411)	(908)	3,666	4,020

Total	$25,678	$22,729	$2,689	$(493)	$(4,315)	$(4,960)

All of Dole’s pension plans were underfunded at December 31, 2016, having accumulated benefit obligations exceeding the fair value of plan assets. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Projected benefit obligation	$342,993	$348,197
Accumulated benefit obligation	$327,505	$333,845
Fair value of plan assets	$195,971	$189,653

Components of Net Periodic Benefit Cost and Other Changes Recognized in Other Comprehensive Loss

The components of net periodic benefit cost for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015
	(In thousands)
Components of net periodic benefit cost:
Service cost	$167	$210	$210	$4,321	$4,664	$3,655	$21	$49	$37
Interest cost	9,157	11,670	12,902	4,564	4,695	4,492	1,109	1,480	1,660
Expected return on plan assets	(12,984)	(12,843)	(15,110)	—	—	—	—	—	—
Amortization of:
Net (gain) loss	—	1,737	—	(462)	227	63	(13)	338	—
Prior service cost (benefit)	—	—	—	—	—	—	(811)	(811)	(187)
Curtailments, settlements and terminations, net	—	—	374	1,101	1,328	1,169	—	240	—
Other expense	—	—	—	—	—	56	—	—	—

Net periodic benefit costs	$(3,660)	$774	$(1,624)	$9,524	$10,914	$9,435	$306	$1,296	$1,510

Other changes recognized in other comprehensive loss:
Net (gain) loss	$4,535	$(5,495)	$44,137	$3,307	$(6,436)	$8,019	$175	$(6,483)	$5,795
Prior service cost (benefit)	—	—	—	—	—	—	—	—	(8,658)
Amortization of:
Net (gain) loss	—	(1,737)	(374)	462	(227)	(1,232)	13	(338)	—
Prior service cost (benefit)	—	—	—	—	—	—	811	811	187
Foreign currency adjustment and other	—	—	—	(84)	(444)	(479)	—	—	—
Income taxes expense (benefit)	(1,586)	2,446	(15,550)	(503)	386	(1,255)	(354)	2,353	1,557

Total recognized in other comprehensive loss	$2,949	$(4,786)	$28,213	$3,182	$(6,721)	$5,053	$645	$(3,657)	$(1,119)

Total recognized in net periodic benefit cost and other comprehensive loss, net of income taxes	$(711)	$(4,012)	$26,589	$12,706	$4,193	$14,488	$951	$(2,361)	$391

The estimated actuarial net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $0.4 million of expense. The estimated actuarial net gain and prior service benefit for the OPRB plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $0.9 million of income.

During the first quarter of 2016, Dole changed the method it uses to estimate the interest cost components of net periodic benefit cost for its U.S. pension and OPRB plans. Historically, the interest cost components were estimated using a single weighted-average discount rate derived from the yield curve used to measure the projected benefit obligation at the beginning of the period. Beginning in fiscal 2016, Dole utilized a full yield curve approach in the estimation of these components of benefit cost by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows.

Dole made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. Dole accounted for this change as a change in estimate and, accordingly, recognized its effect prospectively beginning in fiscal 2016. This change in estimate did not have a material impact on Dole’s statements of operations.

Assumptions

Weighted average assumptions used to determine benefit obligations were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016
Discount rate	4.02%	4.25%	7.00%	7.11%	4.92%	5.18%
Rate of compensation increase	—	—	5.41%	5.63%	—	—

Weighted average assumptions used to determine net periodic benefit cost were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015
Discount rate	4.25%	3.75%	4.50%	7.11%	6.82%	7.03%	5.18%	4.46%	4.04%
Rate of compensation increase	—	—	—	5.63%	5.69%	5.37%	—	1.27%	0.88%
Rate of return on plan assets	6.50%	6.50%	7.25%	—	—	—	—	—

International plan discount rates and assumed rates of increase in future compensation differ from the assumptions used for U.S. plans due to differences in the local economic conditions in the countries in which the international plans are based. No rate of compensation increase is shown for U.S. plans because benefits under the U.S. plans are frozen except for a group of approximately 147 employees whose benefits are negotiated under collective bargaining agreements. The assumption for the rate of compensation increase for these employees reflects the rate negotiated in those bargaining agreements.

The accumulated pension benefit obligation for Dole’s U.S. OPRB plan was determined using the following assumed annual rate of increase in the per capita cost of covered health care benefits:

	2017	2016
Health care costs trend rate assumed for next year	8.25%	7.50%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2025	2024

The health care plan offered to retirees in the U.S. who are age 65 or older provides reimbursement of health care expenses up to a certain fixed amount. There is no commitment to increase the fixed dollar amount and no increase was assumed in determining the accumulated pension benefit obligation. Therefore, the trend rate applies only to benefits for U.S. retirees prior to age 65 and to foreign retirees.

A one-percentage-point change in assumed health care cost trend rates would have the following impact on Dole’s OPRB plans:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
	(In thousands)
Increase (decrease) in service and interest cost	$44	$(39)
Increase (decrease) in postretirement benefit obligation	$706	$(660)

Plan Assets

The following is the target asset mix for Dole’s U.S. pension plan, which management believes provides the optimal tradeoff of diversification and long-term asset growth:

Target Allocation
Fixed income securities	50%
Equity securities	50%

Total	100%

Dole’s U.S. pension plan weighted average asset allocations by asset category were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
Fixed income securities	51%	51%
Equity securities	49%	49%

Total	100%	100%

The plan’s asset allocation includes a mix of fixed income investments designed to reduce volatility and equity investments designed to maintain funding ratios and long-term financial health of the plan. The equity investments are diversified across U.S. and international stocks as well as growth, value, and small and large capitalizations.

Dole employs a total return investment approach whereby a mix of fixed income and equity investments is used to maximize the long-term return of plan assets with a prudent level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation, and to achieve investment experience over time that will minimize pension expense volatility and minimize Dole’s contributions required to maintain full funding status. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Dole determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years. Dole also considers the weighted-average historical rate of returns on securities with similar characteristics to those in which Dole’s pension assets are invested.

Dole applies the “10% corridor” approach to amortize unrecognized actuarial gains (losses) on both its U.S. and international pension and OPRB plans. Under this approach, only actuarial gains (losses) that exceed 10% of the greater of the projected benefit obligation or the market-related value of the plan assets are amortized. The amortization period is based on the average remaining service period of active employees expected to receive benefits under each plan or over the life expectancy of inactive participants where all, or nearly all, participants are inactive. For the year ended December 31, 2016, the average remaining service period used to amortize unrecognized actuarial gains (losses) across all pension and OPRB plans was approximately 10.1 years.

Plan Contributions and Estimated Future Benefit Payments

During the year ended December 31, 2016, Dole contributed $15.2 million to its qualified U.S. pension plan. These contributions were made to comply with minimum funding requirements under the Internal Revenue Code. Dole expects to contribute approximately $12.2 million to its U.S. qualified plan in fiscal 2017 and contributions averaging $5.8 million per year over the following seven years. Dole intends to make future contributions to the U.S. pension plan that will satisfy the minimum funding requirements. Future contributions to the U.S. pension plan in excess of the minimum funding requirement are voluntary and may change depending on Dole’s operating performance or at management’s discretion. Dole expects to make $10.7 million of contributions related to its other U.S. and foreign pension and OPRB plans in fiscal 2017.

The following table presents estimated future benefit payments:

Fiscal Year	U.S. Pension Plans	International Pension Plans	OPRB Plans
	(In thousands)
2017	$22,796	$5,658	$2,653
2018	22,299	4,535	2,597
2019	21,658	5,242	2,539
2020	21,037	5,599	2,505
2021	20,486	5,973	2,412
2022-2026	92,679	33,775	9,954

Total	$200,955	$60,782	$22,660

Defined Contribution Plans

Dole offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation in accordance with plan guidelines. Some of these plans provide for a company match that is subject to a maximum contribution as defined by the plan. Dole’s contributions to its defined contribution plans totaled $6.9 million, $7.0 million and $7.8 million in the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

Multi-Employer Plans

Dole is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to multi-employer foreign benefit plans for eligible participants were approximately $1 million, $0.9 million and $0.9 million in the years ended December 31, 2016, January 2, 2016 and January 3 2015, respectively.

The following table presents details for Dole’s U.S. multi-employer defined benefit plan:

		Pension Protection Act Zone Status		Contributions
Pension Plan	EIN/Pension Plan Number	Fiscal 2016	Fiscal 2015	Year Ended December 31, 2016	Year Ended January 2, 2016	Year Ended January 3, 2015	Expiration Collective Bargaining Agreement
				(In thousands)
Western Conference of Teamsters Pension Plan	91-6145047-001	Not critical	Not critical	$840	$782	$928	8/15/2018

Note 13 — Business Segments

Dole has two primary reportable segments: fresh fruit and fresh vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases.

•	Fresh Fruit—The fresh fruit reportable segment sells bananas, pineapples and deciduous fruit, which are sourced from local growers or Dole-owned or leased farms primarily located in Latin America and South Africa, with significant selling locations in North America and Western Europe.

•	Fresh Vegetables—The fresh vegetables reportable segment sells packaged salads and has a line of fresh-packed products that includes iceberg, romaine and leaf lettuces, celery, and fresh berries including strawberries, blueberries, raspberries and blackberries. These products are sourced from North America and Latin America, and substantially all of the sales for fresh vegetables are generated in North America.

Dole also has an “Other” reportable segment that procures and distributes fresh fruit in Sweden and sells fresh cut flowers within Western Europe, and a corporate reporting segment. During the fourth quarter of 2016, Dole entered into a definitive agreement to sell its Swedish fresh fruit procurement and distribution operation for 85.0 million Swedish krona in cash (approximately $9.3 million using the December 31, 2016 exchange rate). The transaction closed in January 2017. Revenues from the Swedish fresh fruit procurement and distribution operation were $337.1 million and $316.6 million for fiscal years 2016 and 2015, respectively. EBIT from the Swedish fresh fruit procurement and distribution operation were not material in fiscal years 2016, 2015, and 2014.

Dole’s management evaluates and monitors segment performance primarily through earnings before interest expense and income taxes before discontinued operations (“EBIT”). EBIT is calculated by adding interest expense and income taxes to income (loss) from continuing operations, net of income taxes. Management believes that segment EBIT provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each segment in relation to Dole as a whole.

Revenues, net were as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Fresh fruit	$3,000,830	$2,909,586	$3,069,100
Fresh vegetables	1,129,980	1,381,033	1,326,218
Other	375,831	354,274	386,977
Corporate	621	1,520	4,125

	$4,507,262	$4,646,413	$4,786,420

Revenues, net by group of similar products and service were as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Tropical fruit	$2,466,148	$2,386,985	$2,461,645
Diversified fruit	434,501	419,249	501,075
Fresh packed vegetables	263,612	295,901	283,439
Packaged salads	732,541	818,101	745,248
Berries	133,827	267,031	297,531
Service revenues	100,181	103,352	106,380
Other	376,452	355,794	391,102

Total	$4,507,262	$4,646,413	$4,786,420

EBIT was as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Fresh fruit EBIT	$163,969	$120,639	$126,746
Fresh vegetables EBIT	(42,006)	54,852	28,960
Other EBIT	(102)	476	203

Total reportable segment EBIT	121,861	175,967	155,909
Corporate EBIT	(95,753)	(102,525)	(37,169)
Interest expense	(70,170)	(62,937)	(63,798)
Income taxes	27,145	(22,319)	28,992

Income (loss) from continuing operations	(16,917)	(11,814)	83,934
Income (loss) from discontinued operations	(6,043)	1,031	(18,853)

Net income (loss)	$(22,960)	$(10,783)	$65,081

Corporate EBIT includes general and administrative costs not allocated to operating segments.

Substantially all of Dole’s earnings from equity method investments, which have been included in EBIT in the table above, relate to the fresh fruit operating segment.

Financial Position:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Total assets:
Fresh fruit	$1,900,275	$1,841,094
Fresh vegetables	525,902	555,931
Other	69,807	66,327
Corporate	410,712	498,272

	$2,906,696	$2,961,624

Depreciation and amortization by segment were as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Depreciation and amortization:
Fresh fruit	$72,038	$66,751	$60,189
Fresh vegetables	30,026	29,726	29,285
Other	616	830	917
Corporate	4,460	4,396	3,554

	$107,140	$101,703	$93,945

Cash paid for capital additions by segment were as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Capital additions:
Fresh fruit	$125,283	$124,521	$193,883
Fresh vegetables	28,307	17,086	23,673
Other	637	1,093	6,131
Corporate	1,904	125	35,846

	$156,131	$142,825	$259,533

Dole’s revenues from external customers by country/region were as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Revenues from external customers:
United States	$2,462,765	$2,706,501	$2,618,881
Sweden	469,532	451,863	488,299
Canada	269,690	213,421	270,874
Germany	241,208	205,665	229,669
Italy	161,886	156,907	178,579
Spain	30,262	27,623	17,992
Other Euro zone countries	339,426	353,598	350,615
Other international	532,493	530,835	631,511

	$4,507,262	$4,646,413	$4,786,420

No individual country in the other international category above had revenues from external customers that were in excess of 5% of consolidated revenues.

Dole’s tangible long-lived assets by country/region were as follows:

	Year Ended
	December 31, 2016	January 2, 2016
	(In thousands)
Tangible long-lived assets:
United States	$416,379	$433,040
Oceangoing assets	241,792	246,723
Costa Rica	220,535	206,414
Honduras	79,138	84,444
Chile	87,439	55,326
Ecuador	78,846	83,242
Sweden	22,210	28,255
Other international	25,643	28,217

	$1,171,982	$1,165,661

Long-lived assets of approximately $5.1 million at December 31, 2016 were included in assets-held-for-sale.

Note 14 — Operating Leases and Other Commitments

In addition to obligations recorded on Dole’s consolidated balance sheets as of December 31, 2016, Dole has commitments under cancelable and non-cancelable operating leases, primarily for land, warehouse facilities, vessel containers, and machinery and equipment. A significant portion of Dole’s lease payments are fixed.

Total rental expense, including rent related to cancelable and non-cancelable leases were as follows:

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands)
Rental expense, gross	$117,722	$116,189	$125,745
Sublease income	(22,651)	(13,255)	(18,123)

	$95,071	$102,934	$107,622

As of December 31, 2016, Dole’s non-cancelable minimum lease commitments, before sublease income, were as follows:

Fiscal Year	Amount
(In thousands)
2017	$89,178
2018	71,611
2019	57,470
2020	39,734
2021	28,403
Thereafter	102,815

Total	$389,211

Total future sublease income expected to be earned over the next 5 years is $10.1 million.

In order to secure sufficient product to meet demand and to supplement Dole’s own production, Dole historically has entered into non-cancelable agreements with independent growers, primarily in Latin America and North America, to purchase substantially all of their production subject to market demand and product quality. Prices under these agreements are generally tied to prevailing market rates and contract terms generally range from one to six years. Total purchases under these agreements in the years ended December 31, 2016, January 2, 2016 and January 3, 2015 were $550.4 million, $557.1 million, and $623.0 million, respectively.

At December 31, 2016, aggregate future payments under such purchase commitments (based on December 31, 2016 pricing and volumes) were as follows:

Fiscal Year	Amount
(In thousands)
2017	$461,313
2018	168,260
2019	81,084
2020	32,822
2021	16,670

Total	$760,149

In order to ensure a steady supply of packing and agrochemical supplies and to maximize volume incentive rebates, Dole historically has entered into contracts for the purchase of supplies. Some of these contracts run through 2022. Prices under these agreements are generally tied to prevailing market rates. Purchases under these contracts in the years ended December 31, 2016, January 2, 2016 and January 3, 2015 were approximately $123.0 million, $125.0 million and $164.9 million, respectively.

Under these contracts, Dole was committed at December 31, 2016 to purchase packing and agrochemical supplies, assuming current price levels, as follows:

Fiscal Year	Amount
(In thousands)
2017	$121,858
2018	630
2019	630
2020	630
2021	85
2022	66

Total	$123,899

Dole has numerous collective bargaining agreements with various unions covering approximately 39% of Dole’s workforce. Of these unionized employees, 18% are covered under a collective bargaining agreement that will expire within one year and the remaining 82% are covered under collective bargaining agreements expiring beyond the upcoming year. These agreements are subject to periodic negotiation and renewal. Failure to renew any of these collective bargaining agreements may result in a strike or work stoppage; however, management does not expect that the outcome of these negotiations and renewals will have a material adverse impact on Dole’s financial condition or results of operations.

Note 15 — Derivative Financial Instruments

Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes.

To reduce cash flow volatility from foreign currency fluctuations, Dole may enter into foreign exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of products sold, operating expense, and certain intercompany borrowing transactions. Additionally, to mitigate the price uncertainty of future purchases of bunker fuel, Dole enters into bunker fuel swap contracts. Dole’s foreign currency exchange forward contracts, option contracts and bunker fuel swap contracts are not designated as hedging instruments.

Net gains (losses) on derivatives were as follows:

	Classification in Statements of Operations	Year Ended
		December 31, 2016	January 2, 2016	January 3, 2015
		(In thousands)
Foreign currency exchange contracts	Cost of products sold	$16,108	$18,028	$29,657
Foreign currency exchange contracts	Other income (expense), net	(1,236)	—	—
Bunker fuel hedges	Cost of products sold	2,990	(1,281)	(1,726)

		$17,862	$16,747	$27,931

Settlement of Dole’s foreign currency exchange contracts and bunker fuel hedges will occur through December 2017.

Note 16 — Fair Value Measurements

At December 31, 2016, Dole’s financial instruments primarily consisted of cash and cash equivalents, restricted cash and investments, short-term trade and grower receivables, trade payables, notes receivable and notes payable, as well as long-term grower receivables, derivatives, capital lease obligations, asset-based loans, term loan, credit facilities and notes. For short-term instruments, excluding Dole’s restricted investments and derivatives which are recorded at fair value, the carrying amount approximates fair value because of the short maturity of these instruments. For long-term financial instruments, excluding Dole’s secured notes, term loan and long-term restricted investments, the carrying amount approximates fair value since they bear interest at variable rates or fixed rates that approximate market.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs that are not corroborated by market data.

The following tables provide a summary of the assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2016 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(In thousands)
Foreign currency exchange contracts:	Receivables, net	$—	$16,756	$—	$16,756
	Accrued liabilities	—	(1,399)	—	(1,399)

		—	15,357	—	15,357
Bunker fuel hedges:	Receivables, net	—	1,781	––	1,781
Rabbi trust investments (various mutual funds)		4,316	8,483	17,240	30,039

Total		$4,316	$25,621	$17,240	$47,177

	Fair Value Measurements at January 2, 2016 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
		(In thousands)
Foreign currency exchange contracts:	Receivables, net	$—	$7,601	(1)	$—	$7,601
	Accrued liabilities	—	(2,583	)(2)	—	(2,583)

		—	5,018		—	5,018
Bunker fuel hedges:	Receivables, net	—	(872)		—	(872)
Rabbi trust investments (various mutual funds)		4,811	8,782		18,676	32,269

Total		$4,811	$12,928		$18,676	$36,415

(1)	This balance is a net amount which comprised foreign currency forward hedges with assets of $8.7 million and liabilities of $1.1 million.
(2)	This balance is a net amount which comprised foreign currency forward hedges with liabilities of $2.7 million and assets of $0.1 million.

The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi trust investments for the years ended December 31, 2016 and January 2, 2016:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(In thousands)
Balance as of January 3, 2015	$24,315
Net realized and unrealized gains (losses) recognized in earnings(1)	(177)
Net purchases and sales	(5,462)

Balance as of January 2, 2016	$18,676
Net realized and unrealized gains recognized in earnings(2)	1,142
Net purchases and sales	(2,578)

Balance as of December 31, 2016	$17,240

(1)	Net amount comprised realized gains of $281 thousand and unrealized losses of $458 thousand are recorded in other income (expense), net in the consolidated statements of operations.
(2)	Net amount comprised realized gains of $7 thousand and unrealized gains of $1.1 million are recorded in other income (expense), net in the consolidated statements of operations.

For Dole, the assets and liabilities that are required to be recorded at fair value on a recurring basis are the derivative instruments and Rabbi trust investments. The fair values of Dole’s derivative instruments are determined using Level 2 inputs, which are defined as “significant other observable inputs.” The fair values of the foreign currency exchange contracts and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments.

Dole sponsors a non-qualified deferred compensation plan (Excess Savings Plan or “ESP”) and a non-qualified pension plan (Supplemental Executive Retirement Plan or “SERP”) for executives. Trading securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. At December 31, 2016, trading securities totaled $30.0 million, of which $6.0 million was classified as short-term and included in restricted cash and investments; $24.0 million was classified as long-term and included in other assets, net, in the consolidated balance sheets. Dole classified a portion of the investments held in the Rabbi trusts as long-term because such portion approximated the liability held to satisfy the long-term SERP obligation. Dole estimates the fair values of its Rabbi trust investments using prices provided by its custodian. In obtaining such data from its custodian, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on observable market prices. For Level 2 investments, the fair values are determined using observable inputs such as the trading prices for similar securities traded in active markets. For Level 3 investments, fair values are determined using a combination of discounted cash flow projections and other unobservable inputs.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, Dole is required to record assets and liabilities at fair value on a nonrecurring basis. Nonfinancial assets such as goodwill, indefinite-lived intangible assets, equity method investments, and long-lived assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized. For the year ended December 31, 2016, Dole wrote down approximately $9.0 million of equity method investment and long-lived assets.

The goodwill and indefinite-lived intangible asset impairment analysis were performed by Dole during the fourth quarter of 2016 using a combination of discounted cash flows models, market multiples and using a relief-from-royalty model for the tradename. The discounted cash flow model used estimates and assumptions including pricing and volume data, anticipated growth rates, profitability levels, tax rates and discount rates. The fair value of the goodwill and indefinite-lived intangible assets are highly sensitive to differences between estimates and actual cash flows and changes in the related discount rate used to evaluate the fair value of these assets.

Credit Risk

The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

Fair Value of Debt

Dole estimates the fair value of its secured notes based on current quoted market prices. The term loan is traded between institutional investors on the secondary loan market, and the fair value of the term loan is based on the last available trading price.

The carrying values, net of debt discounts and debt issuance costs, and estimated fair values of Dole’s debt based on Level 2 inputs in the fair value hierarchy are summarized below:

	December 31, 2016		January 2, 2016
	Carrying Values	Estimated Fair Values	Carrying Values	Estimated Fair Values
	(In thousands)
Secured notes	$295,774	$303,000	$293,982	$297,750
Term loan	$775,268	$786,058	$780,221	$783,088

Fair Value of Retirement Plan Assets

Dole estimates the fair value of its retirement plan assets based on current quoted market prices. In instances where quoted market prices are not readily available, the fair value of the investments is estimated by the trustee. In obtaining such data from the trustee, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on observable market prices. For Level 2 investments, the fair values are determined using observable inputs such as the trading prices for similar securities traded in active markets. For Level 3 investments, fair values are determined using a combination of discounted cash flow projections and other unobservable inputs.

The carrying value and estimated fair values of Dole’s retirement plan assets are summarized below:

	Fair Value Measurements at December 31, 2016 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Cash and cash equivalents	$4	$—	$—	$4
Corporate debt instruments	—	43,857	—	43,857
Common stock	2	—	—	2
Interest in registered investment companies	10,217	—	—	10,217
Common collective trusts	—	89,671	286	89,957
Interest in 103-12 investment companies	—	44,039	7,895	51,934

Total	$10,223	$177,567	$8,181	$195,971

	Fair Value Measurements at January 2, 2016 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Cash and cash equivalents	$6	$—	$—	$6
U.S. government securities	11,613	—	—	11,613
Foreign government/state/municipal securities	706	3,604	—	4,310
Corporate debt instruments	—	25,232	—	25,232
Common stock	2	—	—	2
Interest in registered investment companies	9,736	—	—	9,736
Common collective trusts	—	88,868	424	89,292
Interests in limited partnerships	—	—	28	28
Interest in 103-12 investment companies	—	41,826	7,084	48,910
Due from broker for investments	524	—	—	524

Total	$22,587	$159,530	$7,536	$189,653

The table below sets forth a summary of changes in the fair value of the plan’s Level 3 assets for the years ended December 31, 2016 and January 2, 2016:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common Collective Trusts	Interest in Limited Trusts	Unallocated Annuity Contracts	Interest in 103-12 Investment Companies	Total
	(In thousands)
Balance as of January 3, 2015	$551	$54	$11,915	$8,365	$20,885
Net realized and unrealized losses	(31)	(18)	—	(1,210)	(1,259)
Net purchases, issuances and settlements	(96)	(8)	(11,915)	(71)	(12,090)
Net transfers in (out)	—	—	—	—	—

Balance as of January 2, 2016	$424	$28	$—	$7,084	$7,536
Net realized and unrealized gains	18	—	—	880	898
Net purchases, issuances and settlements	(156)	(28)	—	(69)	(253)
Net transfers in (out)	—	—	—	—	—

Balance as of December 31, 2016	$286	$—	$—	$7,895	$8,181

Note 17 — Contingencies

Dole issues letters of credit and bank guarantees through its ABL revolver and, in addition, separately through major banking institutions. Dole also provides bonds issued by insurance companies. These letters of credit, bank guarantees and insurance company bonds are required by certain regulatory authorities, suppliers and other operating agreements. As of December 31, 2016, total letters of credit, bank guarantees and bonds outstanding under these arrangements were $62.8 million.

Dole also provides various guarantees, mostly to foreign banks, in the course of its normal business operations to support the borrowings, leases and other obligations of its subsidiaries. Dole guaranteed $199 million of its subsidiaries’ obligations to their suppliers and other third parties as of December 31, 2016.

Dole has change of control agreements with certain key executives, under which severance payments and benefits would become payable in the event of specified terminations of employment in connection with a change of control (as defined) of Dole.

Dole is involved from time to time in claims and legal actions, both as plaintiff and defendant. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations.

DBCP Cases: Dole is involved in lawsuits pending in the United States and in foreign countries alleging injury as a result of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). Currently there are 181 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments. In addition, there are 65 labor cases pending in Costa Rica under that country’s national insurance program.

Settlements have been reached that, when fully implemented, will significantly cut DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $15 billion, with lawsuits in Nicaragua representing approximately 97% of this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. Dole believes that none of the Nicaraguan judgments that are left will be enforceable against any Dole entity in the U.S. or in any other country.

As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. Dole believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Nevertheless, Dole is working to resolve all DBCP litigation and claims. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations because the probable loss is not material.

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner complaints allege property damage and personal injury, and the City of Carson complaint alleges trespass and nuisance. Shell and these plaintiffs have settled the claims, and in September 2016, Dole and BHC similarly entered into a settlement agreement. The net amount of this settlement is not material to Dole’s results of operations. Dole has moved for a determination of good faith settlement, which Shell has opposed. BHC moved to dismiss Shell’s equitable indemnity claims in connection with its settlement in the homeowner case discussed above, and on March 3, 2017, the Court granted BHC’s motion as it relates to Shell’s equitable indemnity claims for costs related to personal injury.

On May 6, 2013, Shell filed a complaint against Dole (which was later voluntarily dismissed), BHC, and Lomita Development Company, seeking indemnity for the costs associated with the lawsuits discussed above and the cleanup discussed below, which as of the latest estimates from Shell totals $327 million, although the portion of that amount associated with personal injury claims (over $90 million) was cut-off by the settlement discussed above. In addition to equitable indemnity, Shell claims that an early entry side agreement between Shell and an entity related to BHC contractually requires BHC to indemnify Shell for anything related to the property. On March 15, 2017, however, the Court ruled that neither BHC nor Lomita is an obligor under the contract. The trial on equitable indemnity claims is scheduled for August 21, 2017. BHC has filed a motion for summary judgment based on the statute of repose to dismiss Shell’s equitable indemnity claims, which will be heard in June 2017.

The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party, and ordering Shell to assess, monitor, and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015 the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. A trial was held on March 24, 2017. Before the trial, the Court issued a tentative ruling denying BHC’s petition, but after trial took the matter under submission for further consideration.

In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations because management believes the risk of loss is remote.

Delaware Court of Chancery Litigation: Following the public disclosure of Mr. Murdock’s initial proposal to acquire Dole, class action lawsuits challenging the acquisition were filed against Dole’s directors, Parent and Mr. Murdock’s financial advisor. The cases were eventually consolidated in the Court of Chancery of the State of Delaware. Also in Chancery Court, an appraisal rights action was filed against Dole Food Company, Inc., on behalf of holders of approximately 17 million shares. The class action and appraisal action were coordinated for all purposes. Following trial, the Chancery Court issued a Memorandum Opinion on August 27, 2015 with a conclusion that Mr. Murdock, Michael Carter and Parent were jointly and severally liable for damages of $2.74 per share plus interest for the class action lawsuit, and that the appraisal petitioners were owed an additional $2.74 per share above the $13.50 per share merger consideration. Both cases were separately settled, and approved by the Chancery Court in 2016. Dole paid $82.4 million during 2015 to settle the appraisal action, resulting in Dole recording an additional loss contingency of $57.5 million during the third quarter of 2015 in merger transaction, litigation settlement and other related costs included in the consolidated statements of operations. Mr. Murdock paid the settlement amount associated with the class action, for which Dole had no liability. Both cases were dismissed during 2016.

Federal Securities Litigation: On December 9, 2015, a putative class action was filed against Mr. Murdock, Michael Carter and Dole Food Company, Inc. in Delaware Federal District Court on behalf of all individuals who sold Dole stock between January 2, 2013 and October 31, 2013. The complaint alleges a breach of federal securities laws through alleged intentional misstatements made to the market via company press releases and earnings guidance. Plaintiffs filed an amended complaint on June 23, 2016, defendants answered, and the Court set a trial date for April 2, 2018. On January 9, 2017, the parties engaged in mediation and subsequently agreed to settle the litigation. The parties entered into a Stipulation and Agreement of Settlement to settle the litigation for $74 million, and on March 16, 2017, subsequently amended on March 30, 2017, the Court granted preliminary approval of the parties’ settlement. The Court has scheduled a settlement hearing for July 18, 2017, at which the Court will consider final approval of the settlement and dismissal of the lawsuit. As a result, during the fourth quarter of fiscal 2016, Dole recorded an additional $70 million loss contingency in merger transaction, litigation settlement and other related costs included in the consolidated statements of operations. On March 31, 2017 and April 9, 2017, Dole made the settlement payments, with insurance contributing approximately $7.3 million of the $74 million paid. As of March 10, 2017, the date the December 31, 2016 financial statements were originally issued, the probable amount of insurance recovery could not be determined. There can be no assurance that the Court will give final approval to the settlement. If the Court declines to give final approval, the settlement payment will be returned and Dole intends to vigorously defend the litigation and the ultimate resolution could have a material adverse effect on Dole.

Packaged Salads Recall: In late January 2016, Dole was advised by the U.S. Food and Drug Administration, or FDA, and the CDC that they suspected a multi-state outbreak of listeria monocytogenes was linked to packaged salads produced at Dole Fresh Vegetables, Inc.’s Springfield, Ohio facility. Dole responded by immediately ceasing all production activities at the Springfield facility and issuing a voluntary withdrawal followed by a recall of packaged salads produced there. The Springfield facility resumed production after extensive testing and a root cause investigation and analysis.

Dole has received notice of several claims of illness (and in two cases, death) potentially relating to this listeria outbreak, and is currently defending against one lawsuit in Ohio federal district court, one in Indiana state court, one in Michigan state court, and one in Ontario, Canada. Each of the pending cases is in the early stages. Our insurance is participating in the defense of the litigation and the claims. On April 29, 2016, Dole was served with a subpoena from the U.S. Department of Justice, or DOJ, seeking information for its investigation of the listeria outbreak and our Springfield facility. Dole is in the process of responding to the DOJ subpoena. In the opinion of management, after consultation with legal counsel, the claims or actions related to the packaged salads recall are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations because the probable loss is not material.

Costa Rica Tax Litigation: During the second quarter of fiscal 2011, Dole received an income tax assessment in Costa Rica in the amount of approximately $43 million, including interest and penalties, relating to the audit of the years 2006 and 2007.

Dole has been challenging the assessment and believe it is without merit. In November 2016, Dole received notice that the review by the Costa Rican Administrative Tax Tribunal confirmed the assessment of the tax authorities. Dole is currently evaluating next steps with our Costa Rican tax advisors which will likely include filing an administrative lawsuit with the judicial branch of the Costa Rican government. In order to challenge the decision of the Administrative Tax Tribunal in court, Dole may be required to pay a deposit for the full amount of the assessment, pay the deposit in installment payments, or post collateral.

Note 18 — Related Party Transactions

Mr. Murdock owns, inter alia, Castle and Cooke, Inc. (“Castle”), a transportation equipment leasing company and a hotel. In the years ended December 31, 2016, January 2, 2016 and January 3, 2015, Dole paid Mr. Murdock’s companies an aggregate of approximately $4.4 million, $4.1 million and $3.7 million, respectively, primarily for the rental of truck chassis and generator sets. Castle purchased approximately $0.6 million, $0.5 million and $0.5 million of products from Dole in the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

Dole provided executive, legal and administrative services to Castle. The charge to Castle was based on actual time spent by Dole’s employees plus related costs incurred in the performance of such services. Total charges from Dole were $0.6 million, $0.7 million and $0.7 million for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

During the fourth quarter of 2008, Dole and North Carolina State University executed a twenty-year sublease agreement pursuant to which Dole’s research center leases 11,000 gross square feet of office and laboratory space in Kannapolis, North Carolina. Castle is the owner of the property. The rent expense paid to North Carolina State University was $0.7 million in each of the three years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

On May 20, 2016, Dole entered into a lease agreement with an entity owned by Mr. Murdock to lease 6,799 square feet of a building located in Kannapolis, North Carolina. The lease commenced on October 1, 2016, for a term of five years, with an option to extend for an additional five years. The annual lease payment is $0.2 million.

Dole loaned to entities owned by Mr. Murdock $34.0 million in the form of interest bearing notes during the second and third quarters of 2015. The notes bear interest at a rate of 4.75% per annum until paid in full. The outstanding principal of the notes and unpaid interest were due and payable in full by December 31, 2015. On December 31, 2015, Dole extended the notes such that the principal and unpaid interest were due and payable by June 30, 2016. During the second quarter of 2016, Dole’s affiliates repaid $21.6 million of the notes and interest. On July 1, 2016, Dole extended the $14.0 million notes such that the principal and unpaid interest were due and payable by December 31, 2016. In connection with the extension, Dole concluded that the terms were no longer arm’s length and have reclassified the notes to shareholder’s equity. The notes have been classified as a receivable within shareholder’s equity as the entities have the intent and ability to repay the notes. On December 31, 2016, Dole further extended the notes such that the principal and unpaid interest are due and payable by December 31, 2017. At December 31, 2016, Dole had a receivable of $14.0 million due from affiliates related to the notes, which were included in the consolidated statements of shareholder’s equity.

Dole had a number of other transactions with Castle and other entities owned by Mr. Murdock, on an arms-length basis, none of which, individually or in the aggregate, were material. Excluding the interest bearing notes, Dole had outstanding accounts receivable of $0.2 million and $0.2 million due from Castle at December 31, 2016 and January 2, 2016, respectively.

Note 19 –– Shareholder’s Equity

Dole’s authorized share capital as of December 31, 2016 consists of 1,000 shares which are designated as $0.001 par value common stock. DFC Holdings, LLC provided $55.0 million and $45.0 million during the years ended January 2, 2016 and January 3, 2015, respectively. Additionally, Dole reclassified $14.0 million of notes receivable from affiliates during the year ended December 31, 2016 (see Note 18).

Dividends

Dole paid dividends of $60.3 million, $4.5 million and $13.5 million during the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively. Dole’s ability to declare and pay future dividends is subject to limitations contained in its senior secured credit facilities and note indenture. At December 31, 2016, under such limitations, Dole could not declare or pay any further dividends.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of changes to shareholder’s equity, other than contributions from or distributions to shareholders, and net income (loss). Dole’s other comprehensive income (loss) principally consists of unrealized foreign currency translation gains and losses, and pension and postretirement obligation adjustments. The components of, and changes in, accumulated other comprehensive income (loss) are presented in Dole’s consolidated statements of shareholder’s equity.

Note 20 — Equity Method Investments

Dole’s consolidated net income (loss) includes the proportionate share of the net income or loss of Dole’s equity method investments in affiliates. When Dole records the proportionate share of net income, it increases earnings from equity method investments in Dole’s consolidated statements of operations and the carrying value in that investment. Conversely, when Dole records the proportionate share of a net loss, it decreases earnings from equity method investments in Dole’s consolidated statements of operations and the carrying value in that investment. As of December 31, 2016 and January 2, 2016, Dole had $23.9 million and $26.6 million of equity method investments, respectively.

During the year ended December 31, 2016, purchases from Dole’s equity method investees were approximately $47.4 million, and sales to Dole’s equity method investees were approximately $10.5 million. During the year ended January 2, 2016, purchases from Dole’s equity method investees were approximately $12.8 million, and sales to Dole’s equity method investees were approximately $10.8 million. During the year ended January 3, 2015, purchases from Dole’s equity method investees were approximately $18.2 million, and sales to Dole’s equity method investees were approximately $17.9 million. At December 31, 2016, outstanding receivables from Dole’s equity method investees were approximately $0.5 million, and payables to Dole’s equity method investees were approximately $1.9 million. At January 2, 2016, outstanding receivables from Dole’s equity method investees were approximately $0.9 million, and payables to Dole’s equity method investees were approximately $1.4 million.

Note 21 — Earnings Per Share

	Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015
	(In thousands, except per share data)
Income (loss) from continuing operations excluding net income attributable to noncontrolling interests, net of income taxes	$(17,615)	$(13,194)	$83,206
Income (loss) from discontinued operations excluding net income attributable to noncontrolling interests, net of income taxes	(6,043)	1,031	(18,853)

Net income (loss) attributable to shareholders of Dole Food Company, Inc.	$(23,658)	$(12,163)	$64,353

Weighted average common shares outstanding — Basic and Diluted:	1	1	1

Earnings Per Share—Basic and Diluted:
Income (loss) from continuing operations excluding net income attributable to noncontrolling interest, net of income taxes	$(17,615)	$(13,194)	$83,206
Income (loss) from discontinued operations excluding net income attributable to noncontrolling interests, net of income taxes	(6,043)	1,031	(18,853)

Net income (loss) attributable to shareholders of Dole Food Company, Inc.	$(23,658)	$(12,163)	$64,353

Note 22 — Subsequent Events

Dole evaluated subsequent events through March 10, 2017, the date on which the December 31, 2016 financial statements were originally issued, and has updated such evaluation for disclosure purposes through April 21, 2017, the date on which the retrospectively revised December 31, 2016 financial statements were reissued for inclusion in the registration statement on Form S-1.

As discussed in Note 11, subsequent to March 10, 2017, Dole refinanced the credit facilities and the senior secured notes on April 6, 2017.

Note 23 — Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions(A)	Deductions(B)	Reclassifications	Balance at End of Period
	(In thousands)
Year Ended December 31, 2016
Allowance for doubtful accounts
Trade receivables	$10,830	$1,123	$(2,643)	$––	$9,310
Notes and other current receivables	11,617	5,076	(5,804)	(830)	10,059
Long-term notes and other receivables	2,689	2,196	(929)	830	4,786
Valuation allowances
Deferred tax assets	91,192	2,692	(22,314)	—	71,570
Year Ended January 2, 2016
Allowance for doubtful accounts
Trade receivables	$9,571	$3,852	$(2,429)	$(164)	$10,830
Notes and other current receivables	7,653	5,936	(736)	(1,236)	11,617
Long-term notes and other receivables	278	1,621	(610)	1,400	2,689
Valuation allowances
Deferred tax assets	90,349	11,095	(10,252)	—	91,192
Year Ended January 3, 2015
Allowance for doubtful accounts
Trade receivables	$2,677	$8,659	$(962)	$(803)	$9,571
Notes and other current receivables	2,976	12,542	(8,892)	1,027	7,653
Long-term notes and other receivables	143	778	(419)	(224)	278
Valuation allowances
Deferred tax assets	109,450	(4,495)	(14,606)	—	90,349

(A)	Additions for deferred tax asset valuation allowance represent changes in the valuation allowance not related to write-offs of tax attributes, including expiration of net operating losses. Included in this amount are foreign currency translation adjustments of $(687), $(143) and $(4,749) for the years ended December 31, 2016, January 2, 2016 and January 3, 2015, respectively.
(B)	Includes write-offs of uncollectible amounts.

            Shares

Dole Food Company, Inc.

Common Stock

Morgan Stanley	BofA Merrill Lynch	Deutsche Bank Securities

RBC Capital Markets
Stephens Inc.		William Blair

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the FINRA filing fee and the              listing fee.

Type	Amount
Securities and Exchange Commission Registration Fee		$11,590
FINRA Filing Fee		15,500
Fee
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act, or NCBCA, permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director, officer, employee or agent has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the stockholders in accordance with Section 55-8-55 of the NCBCA. A corporation may not indemnify a director, officer, employee or agent under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with a proceeding in which a person was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the NCBCA permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

The amended and restated bylaws of the Company, or Bylaws, provide for indemnification to the fullest extent permitted by law, subject to limited exceptions, for persons who serve as a director, officer, agent or employee of the Company or at the request of the Company serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, the Company may indemnify its directors, officers, agents and employees in accordance with either the statutory or nonstatutory standards.

Further, Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification.

Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. As permitted by our Bylaws, the Company has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error or omission committed by directors or officers while acting in their capacity as such.

As permitted by the NCBCA, the Articles of Incorporation of the Company limit the personal liability of directors for monetary damages for breaches of duty as a director, provided that such limitation will not apply to (i) acts or omissions not made in good faith that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the Company, (ii) any liability for unlawful distributions under Section 55-8-33 of the NCBCA, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her service as a director, officer, employee, independent contractor, attorney, or consultant of the Company). In the event that North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law.

We have entered or will have entered into prior to the consummation of this offering indemnity agreements with each of our directors and executive officers. The indemnity agreements will generally indemnify such persons against liabilities arising out of their service in their capacities as our directors, officers, employees or agents. We may from time to time enter into indemnity agreements with additional individuals who become our directors or officers.

Our Bylaws also expressly permit us to advance certain expenses (including attorneys’ fees) to our directors, officers, employees and agents. Our indemnification agreements with directors and executive officers will contain similar provisions.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since                 , we have issued the following securities that were not registered under the Securities Act:

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Title

1.1**	Form of Underwriting Agreement.

3.1***	Amended and Restated Articles of Incorporation of Dole Food Company, Inc., as currently in effect.

3.2*	Amended and Restated Articles of Incorporation of Dole Food Company, Inc., to be in effect upon consummation of this offering.

3.3***	Amended and Restated By-Laws of Dole Food Company, Inc., as currently in effect.

3.4*	Amended and Restated By-Laws of Dole Food Company, Inc., to be in effect upon consummation of this offering.

4.1***	Indenture, dated as of April 6, 2017, by and among Dole Food Company, Inc., DFC Holdings, LLC, the other Guarantors thereunder and Wilmington Trust, National Association, as Trustee and Collateral Agent thereunder, pursuant to which $300 million of Dole’s 7.25% Senior Secured Notes due 2025 were issued.

4.2***	Form of Global Note for Dole’s 7.25% Senior Secured Notes due 2025 (included as Exhibit A to Exhibit 4.1 hereto).

4.3***	Form of Guarantee for Dole’s 7.25% Senior Secured Notes due 2025 (included as Exhibit B to Exhibit 4.1 hereto).

4.4**	Form of Common Stock Certificate.

4.5**	Form of Registration Rights Agreement.

5.1**	Opinion of Womble Carlyle Sandridge & Rice LLP.

10.1***	Credit Agreement, dated as of April 6, 2017, by and among DFC Holdings, LLC, Dole Food Company, Inc., Solvest, Ltd., the Lenders party thereto and Bank of America, NA., as Administrative Agent, Issuing Bank and Swingline Lender thereunder.

10.2***	Credit Agreement, dated as of April 6, 2017, by and among DFC Holdings, LLC, Dole Food Company, Inc., the Lenders party thereto and Morgan Stanley Senior Funding, Inc. as Administrative Agent thereunder.

10.3**	Form of Indemnification Agreement to be entered into with Dole’s Directors and Executive Officers.

21*	Subsidiaries of Dole Food Company, Inc.

23.1**	Consent of Womble Carlyle Sandridge & Rice LLP (to be included as part of Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP.

24***	Power of Attorney.

99.1**	Consent to be named of Director Nominees.

*	Filed herewith
**	To be filed by amendment
***	Previously filed

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, California, on May 31, 2017.

DOLE FOOD COMPANY, INC.

By:	/s/ Jared Gale
Jared Gale
Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

* Johan Lindén	President and Chief Executive Officer (Principal Executive Officer)	May 31, 2017

* Johan Malmqvist	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	May 31, 2017

* Yoon J. Hugh	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	May 31, 2017

* David H. Murdock	Chairman of the Board of Directors	May 31, 2017

* Janine Peck	Director	May 31, 2017

* Roberta Wieman	Director	May 31, 2017

By:	/s/ Jared Gale
Name:	Jared Gale
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Title

1.1**	Form of Underwriting Agreement.

3.1***	Amended and Restated Articles of Incorporation of Dole Food Company, Inc., as currently in effect.

3.2*	Amended and Restated Articles of Incorporation of Dole Food Company, Inc., to be in effect upon consummation of this offering.

3.3***	Amended and Restated By-Laws of Dole Food Company, Inc., as currently in effect.

3.4*	Amended and Restated By-Laws of Dole Food Company, Inc., to be in effect upon consummation of this offering.

4.1***	Indenture, dated as of April 6, 2017, by and among Dole Food Company, Inc., DFC Holdings, LLC, the other Guarantors thereunder and Wilmington Trust, National Association, as Trustee and Collateral Agent thereunder, pursuant to which $300 million of Dole’s 7.25% Senior Secured Notes due 2025 were issued.

4.2***	Form of Global Note for Dole’s 7.25% Senior Secured Notes due 2025 (included as Exhibit A to Exhibit 4.1 hereto).

4.3***	Form of Guarantee for Dole’s 7.25% Senior Secured Notes due 2025 (included as Exhibit B to Exhibit 4.1 hereto).

4.4**	Form of Common Stock Certificate.

4.5**	Form of Registration Rights Agreement.

5.1**	Opinion of Womble Carlyle Sandridge & Rice LLP.

10.1***	Credit Agreement, dated as of April 6, 2017, by and among DFC Holdings, LLC, Dole Food Company, Inc., Solvest, Ltd., the Lenders party thereto and Bank of America, NA., as Administrative Agent, Issuing Bank and Swingline Lender thereunder.

10.2***	Credit Agreement, dated as of April 6, 2017, by and among DFC Holdings, LLC, Dole Food Company, Inc., the Lenders party thereto and Morgan Stanley Senior Funding, Inc. as Administrative Agent thereunder.

10.3**	Form of Indemnification Agreement to be entered into with Dole’s Directors and Executive Officers.

21*	Subsidiaries of Dole Food Company, Inc.

23.1**	Consent of Womble Carlyle Sandridge & Rice LLP (to be included as part of Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP.

24***	Power of Attorney.

99.1**	Consent to be named of Director Nominees.

*	Filed herewith
**	To be filed by amendment
***	Previously filed